Exhibit (a)-(1)

PRELIMINARY PROXY STATEMENT OF THE COMPANY

Shareholders of O2Micro International Limited:

Re: Notice of Extraordinary General Meeting of Shareholders

Dear Shareholder:

You are cordially invited to attend an extraordinary general meeting of shareholders of O2Micro International Limited, an ordinary resident company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), to be held on                                            at                    a.m. (Cayman Islands Time). The meeting will be held at the Maples Group, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. The accompanying notice of the extraordinary general meeting and proxy statement provide information regarding the matters to be considered and voted on at the extraordinary general meeting, including at any adjournment or postponement thereof.

On September 30, 2022, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with FNOF Precious Honour Limited, a company incorporated under the laws of British Virgin Islands (“Parent”) and Rim Peak Technology Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving company (the “Surviving Company”) and becoming a wholly owned subsidiary of Parent. The purpose of the extraordinary general meeting is for you and the other shareholders of the Company to consider and vote, amongst other things, upon a proposal to authorize and approve the Merger Agreement and the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands in connection with the Merger (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger (collectively, the “Transactions”). Copies of the Merger Agreement and the form of the Plan of Merger are attached as Annex A and Annex B, respectively, to the accompanying proxy statement.

Each of Parent and Merger Sub was formed solely for purposes of the Merger and the investment and financing transactions related to the Merger. At the effective time of the Merger (the “Effective Time”), Parent is wholly owned by Right Dynamic Investments Limited, an exempted company with limited liability incorporated under the laws of the British Virgin Islands (“Holdco”), which in turn will be beneficially owned by (i) Mr. Shyun-Dii Sterling Du, the chief executive officer and chairman of the board of directors of the Company (“Mr. Du”) and/or his designated affiliate(s), (ii) Mr. Chuan-Chiung Perry Kuo, the chief financial officer, joint secretary and director of the Company (“Mr. Kuo”, and together with Mr. Du, the “Management Members”) and/or his designated affiliate(s), (iii) other rollover shareholders, including Rong Hu, Heng Yang, Hongming Su, Ching-Chuan Kuo, Chao Ching Lee, Chien-Kuo Li, Kenichiro Ueda, Hsiao-Tsai Chen, Yun Lin, Guoxing Li, Asia Management Limited, Pan Pacific Technologies Limited, Genova International Holdings Inc, Jillian Wei Du, and Clayton Young Du (collectively, the “Other Rollover Shareholders”, together with the Management Members, collectively, the “Rollover Shareholders”) or their respective designated affiliates, (iv) certain other employees of the Company, and (v) FNOF Dynamic Holdings Limited (the “Sponsor”). The Management Members, Parent, Merger Sub, Holdco, the Sponsor, Forebright New Opportunities Fund III, L.P. (the “Forebright Fund”), FNOF GP III Limited, Forebright Global Limited, Take Success Limited, Greenfiled International Limited, Mr. Cheng Liu and Mr. Kun Wan Ip are collectively referred to herein as the “Buyer Group”. As of October 26, 2022, the Rollover Shareholders collectively beneficially own 246,621,000 ordinary shares of the Company, par value US$0.00002 per share (the “Shares” and each a “Share”) (including Shares represented by American depositary shares (“ADSs”), but excluding, for purpose of this calculation, the Shares that the Rollover Shareholders may acquire through the exercise of Company share incentive awards within 60 days of the date of the accompanying proxy statement), which collectively represent approximately 16.9% of the voting power of the total issued and outstanding Shares. If the Merger is completed, the Company will continue its operations as a privately held company and will be wholly owned by Parent, and the Company’s ADSs will no longer be listed on The Nasdaq Global Select Market (“NASDAQ”) and the ADS program for the Shares will terminate.

If the Merger is consummated, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares (as defined below), the Dissenting Shares (as defined below) and Shares represented by ADSs) will be cancelled in exchange for the right to receive US$0.10 in cash per Share, without interest and net of any applicable withholding taxes (the “Per Share Merger Consideration”), and each ADS issued and outstanding immediately prior to the Effective Time, other than ADSs representing the Excluded Shares, together with the Shares represented by such ADSs, will be cancelled in exchange for the right to receive US$5.00 in cash per ADS, without interest and net of any applicable withholding taxes (the “Per ADS Merger Consideration”). The ADS holders will pay any applicable fees, charges and expenses of or incurred by The Bank of New York Mellon, in its capacity as ADS depositary (the “ADS Depositary”), and taxes, stamp duty and other government charges due to or incurred by the ADS Depositary, in connection with the distribution of the Per ADS Merger Consideration and the cancellation of the ADSs surrendered (and the underlying Shares), including applicable ADS cash distribution fees of US$0.02 per ADS and ADS cancellation fee of US$0.05 per ADS pursuant to the terms of the deposit agreement (the “Deposit Agreement”), dated as of November 4, 2005, by and among the Company, the ADS Depositary, and the holders and beneficial owners of ADSs issued thereunder).

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Notwithstanding the foregoing, if the Merger is completed, the following Shares will not be cancelled in exchange for the right to receive the cash consideration described above, but will be cancelled and cease to exist at the Effective Time:

(a)	(i) 246,621,000 Shares (including Shares represented by ADSs) beneficially owned (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended) by the Rollover Shareholders as of September 30, 2022, and any other Shares (including Shares represented by ADSs) that may be acquired by any Rollover Shareholder between September 30, 2022 and the Effective Time (collectively, the “Rollover Shares”), (ii) Shares (including Shares represented by ADSs) held by Parent, Merger Sub and any of their respective subsidiaries, (iii) Shares (including Shares represented by ADSs) held by the Company or any subsidiary of the Company or held in the Company’s treasury, and (iv) Shares (including Shares represented by ADSs) held by the ADS Depositary and reserved for issuance and allocation pursuant to the Company Share Plans (as defined below), in each case, issued and outstanding immediately prior to the Effective Time, will be cancelled and cease to exist at the Effective Time without payment of any consideration or distribution therefor (collectively, the “Excluded Shares”); and

(b)	Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger, or dissenter rights, in accordance with Section 238 of the Companies Act (As Revised) of the Cayman Islands (the “Cayman Islands Companies Act”) (collectively, the “Dissenting Shares”, and holders of the Dissenting Shares collectively, the “Dissenting Shareholders”) will be cancelled and cease to exist at the Effective Time and the Dissenting Shareholders will not be entitled to receive the Per Share Merger Consideration and will be entitled to receive only the payment of the fair value of their Dissenting Shares as determined by the Grand Court of the Cayman Islands in accordance with Section 238 of the Cayman Islands Companies Act.

In addition to the foregoing, at the Effective Time, the Company will (a) terminate the Company Share Plans and any relevant award agreements entered into under the Company Share Plans, and (b) provide for the treatment of each Company Option (as defined below) that is then outstanding and unexercised, whether or not vested or exercisable, and each Company RSU (as defined below) that is then outstanding as described below.

Each holder of an option (each, a “Company Option”) to purchase Shares granted under the 2005 Share Incentive Plan, 2005 Share Option Plan, and 2015 Share Incentive Plan (collectively, the “Company Share Plans”) that is vested at or prior to the Effective Time and remains outstanding at the Effective Time (each, a “Vested Company Option”), will, in exchange therefor be paid by the Surviving Company or one of its subsidiaries, as soon as practicable after the Effective Time pursuant to the Company’s ordinary payroll practices (but in any event no later than thirty business days after the closing date), a cash amount (without interest and net of any applicable withholding taxes) equal to the product of (x) the excess, if any, of the Per Share Merger Consideration over the exercise price of such Vested Company Option and (y) the number of Shares underlying such Vested Company Option, provided that if the exercise price per Share of any such Vested Company Option is equal to or greater than the Per Share Merger Consideration, such Vested Company Option will be cancelled without any cash payment being made in respect thereof.

At the Effective Time, except as otherwise specified in the Merger Agreement, each Company Option that is not a Vested Company Option (each, an “Unvested Company Option”) will be assumed by Holdco and converted into an option to purchase shares of common stock of Holdco. Each assumed Unvested Company Option will continue to have, and be subject to, the same terms and conditions set forth in the applicable Company Share Plan and applicable award agreement effective immediately prior to the Effective Time and the terms and conditions set forth in the award amendment pursuant to the Merger Agreement.

At the Effective Time, except as otherwise specified in the Merger Agreement, each restricted share unit granted under the Company Share Plans (each, a “Company RSU”) will be assumed by the Holdco and converted into a restricted stock unit award with respect to a number of shares of common stock of Holdco, and such restricted stock unit award will be subject to the same terms and conditions as were applicable to such Company RSUs immediately prior to the Effective Time and the terms and conditions set forth in the award amendment pursuant to the Merger Agreement.

Notwithstanding the foregoing, each independent director of the Company that holds Company Options and/or Company RSUs, whether vested or unvested, that are cancelled at the Effective Time will, except as otherwise agreed to in writing between such persons and Parent, in exchange therefor, be paid by the Surviving Company or one of its subsidiaries, as soon as practicable after the Effective Time pursuant to the Company’s ordinary payroll practices (but in any event no later than thirty business days after the closing date), a cash amount (without interest and net of any applicable withholding taxes) determined as follows: (a) in the case of Company Options, the cash payment will be determined in a manner consistent with the provisions applicable to the Vested Company Options as set forth above, and (b) in the case of Company RSUs, the cash amount will be determined by multiplying the Per Share Merger Consideration by the number of Shares underlying such Company RSUs.

Immediately prior to the Effective Time, each Company RSU held by the Management Members will become fully vested and the restrictions with respect thereto will lapse, and each such Company RSU will be immediately settled into one Share. All such Shares will be converted at the Effective Time into a number of shares of common stock of Holdco. Immediately prior to the Effective Time, each Company Option held by the Management Members will fully vest and become a Vested Company Option. At the Effective Time, each such Vested Company Option will be assumed by Holdco and converted into an option to purchase shares of common stock of Holdco. Except as otherwise specified in the Merger Agreement, each such option will continue to have, and be subject to, the same terms and conditions set forth in the applicable Company Share Plan and applicable award agreement effective immediately prior to the Effective Time (other than the vesting terms that may have otherwise applied).

Each of the Company Options and/or Company RSUs granted to the Other Rollover Shareholders will, except as otherwise agreed to in writing between such persons and Parent or otherwise specified in the Merger Agreement, in exchange therefor, be issued with an employee incentive award with respect to a number of shares of common stock of Holdco, to replace such Company Option and/or Company RSU. The replacement stock options granted in exchange for such Company Options will be determined in a manner consistent with the provisions applicable to the Unvested Company Options as set forth above, and the replacement restricted stock units granted in exchange for such Company RSUs will be determined in a manner consistent with the provisions applicable to the Company RSUs as set forth above, provided, that if any of such Rollover Shareholders holds Vested Company Options and the exercise price of such Vested Company Options is equal to or greater than the Per Share Merger Consideration, such Vested Company Options will be cancelled for no consideration and any such Vested Company Options will not be entitled to the treatment of Vested Company Options contemplated in this paragraph. Such replacement stock options and replacement restricted stock units will be subject to the terms and conditions set forth in the award amendment pursuant to the Merger Agreement.

The Buyer Group intends to fund the merger consideration through a combination of (i) rollover equity (represented by the Rollover Shares) from the Rollover Shareholders, (ii) cash contribution by the Sponsor, (iii) proceeds from a term loan facility and a cash bridge facility from Credit Suisse AG, Singapore Branch (“Credit Suisse”), and (iv) available unrestricted cash from the Company. On September 30, 2022, Holdco entered into an equity commitment letter with the Sponsor and Forebright Fund (the “Equity Commitment Letter”), pursuant to which the Sponsor has agreed, subject to the terms and conditions thereof, to provide or procure the provision of the financing amounts specified therein for the purpose of financing the merger consideration (which obligation is guaranteed by Forebright Fund), and the Sponsor delivered a limited guarantee (the “Limited Guarantee”) in favor of the Company to guarantee certain payment obligations of Parent under the Merger Agreement.

On September 30, 2022, China Standard Time, a special committee of the board of directors of the Company (the “Board”), composed solely of independent and disinterested directors (the “Special Committee”), acting with full power and authority delegated by the Board, reviewed and considered the terms and conditions of the Merger Agreement, the Plan of Merger, the Limited Guarantee and the Transactions. The Special Committee, after consultation with its financial advisor and legal counsel and due consideration of all relevant factors, unanimously (a) determined that the Merger as contemplated in the Merger Agreement and the Plan of Merger is fair to and in the best interests of the Company and its shareholders and ADS holders, other than shareholders and ADS holders who are affiliates of the Company and the holders of Excluded Shares (such unaffiliated shareholders and ADS holders are referred to herein as the “Unaffiliated Security Holders”), and it is advisable for the Company to enter into the Merger Agreement, the Plan of Merger, the Limited Guarantee and the consummation of the Transactions, and (b) recommended that the Board authorize and approve the Merger Agreement, the Plan of Merger, the Limited Guarantee, and the consummation of the Transactions.

On September 30, 2022, China Standard Time, the Board (other than the Management Members who abstained from the vote), acting upon the unanimous recommendation of the Special Committee, unanimously (a) determined that the Merger as contemplated in the Merger Agreement and the Plan of Merger is fair to and in the best interests of the Company and the Unaffiliated Security Holders and it is advisable for the Company to enter into the Merger Agreement, the Plan of Merger and the Limited Guarantee and to consummate the Transactions, (b) authorized and approved the Merger Agreement, the Plan of Merger, the Limited Guarantee and the Transactions, and (c) resolved to recommend the approval and authorization of the Merger Agreement, the Plan of Merger and the consummation of the Transactions to the shareholders of the Company and directed that the Merger Agreement, the Plan of Merger and the consummation of the Transactions be submitted to the shareholders of the Company for authorization and approval.

Accordingly, the Board recommends that you vote FOR the proposal to authorize and approve the Merger Agreement, the Plan of Merger, and the consummation of the Transactions, including (i) the Merger and (ii) the amendment and restatement of the existing memorandum and articles of association by their deletion in their entirety and the substitution in their place of the new memorandum and articles of association at the Effective Time, in the form attached as Appendix II to the Plan of Merger (the “Adoption of Amended M&A”), FOR the proposal to authorize each of the members of the Special Committee to do all things necessary to give effect to the Merger Agreement, the Plan of Merger, and the Transactions, including the Merger and the Adoption of Amended M&A, and FOR the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting.

The Merger cannot be completed unless the Merger Agreement, the Plan of Merger and the consummation of the Transactions are authorized and approved by a special resolution (as defined in the Cayman Islands Companies Act) of the Company passed by an affirmative vote of holders of Shares (including Shares represented by ADSs) representing at least two-thirds of the voting power of the outstanding Shares present and voting in person or by proxy as a single class at the extraordinary general meeting or any adjournment or postponement thereof. As of October 26, 2022, the Rollover Shareholders beneficially own in the aggregate 246,621,000 Shares (including Shares represented by ADSs, but excluding for the purpose of this calculation, the Shares that the Rollover Shareholders may acquire through the exercise of Company share incentive awards within 60 days of the date of the accompanying proxy statement), which collectively represent approximately 16.9% of the voting power of the total issued and outstanding Shares, all of which will be voted in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the consummation of the Transactions. Accordingly, based on                                    Shares expected to be issued and outstanding on                                  , the record date for voting Shares at the extraordinary general meeting (the “Share Record Date”), and assuming the Rollover Shareholders’ compliance with their voting obligations under the rollover and support agreement they entered into with Holdco on September 30, 2022 to vote all their Shares in favor of the special resolutions,                                   Shares owned by the Unaffiliated Security Holders equal to approximately _________% of the voting power of the total issued and outstanding Shares as of the Share Record Date must be voted in favor of the special resolutions to be proposed at the extraordinary general meeting for them to be approved, assuming all shareholders of the Company will be present and voting in person or by proxy at the extraordinary general meeting.

The accompanying proxy statement provides detailed information about the Merger and the extraordinary general meeting. We encourage you to read the entire document and all of the attachments and other documents referred to or incorporated by reference herein carefully. You may also obtain more information about the Company from documents the Company has filed with the United States Securities and Exchange Commission (the “SEC”), which are available for free at the SEC’s website at www.sec.gov.

The Rollover Shareholders, who are registered shareholders of the Company, have the right to demand poll voting at the meeting, and will exercise such right during the meeting. Accordingly, the voting is expected to take place by poll voting. The effect of poll voting is that the number of votes each holder has will depend on the number of Shares held by such holder. If you receive more than one proxy card because you own Shares that are registered in different names, please vote all of your Shares shown on each of your proxy cards in accordance with the instructions set forth on the proxy card. Whether or not you plan to attend the extraordinary general meeting, please complete the accompanying proxy card, in accordance with the instructions set forth on the proxy card, as promptly as possible. The deadline to lodge your proxy card is                                                    at                      a.m. (Cayman Islands Time), being 48 hours before the time appointed for the extraordinary general meeting. Each registered holder of Shares has one vote for each Share held as of 5 p.m. Cayman Islands time on the Share Record Date.

Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the extraordinary general meeting and vote your Shares in person. Please note, however, that if you hold your Shares through a financial intermediary such as a broker, bank or nominee, you must rely on the procedures of the financial intermediary through which you hold your Shares if you wish to vote at the extraordinary general meeting.

The Company will instruct the ADS Depositary to deliver to holders of ADS as of ____________ (the “ADS Record Date”) an ADS Voting Instruction Form, and holders of ADS as of the ADS Record Date will have the right to instruct the ADS Depositary (either directly if ADSs are held directly on the books and records of the ADS Depositary or indirectly through a bank, brokerage or other securities intermediary if ADSs are held by any of them on behalf of a holder of ADSs) how to vote the Shares underlying their ADSs at the extraordinary general meeting, subject to and in accordance with the terms of the Deposit Agreement. A copy of the form Deposit Agreement is available free of charge at the SEC’s website at www.sec.gov.

ADS holders are strongly urged to sign, complete and return the ADS Voting Instruction Form to the ADS Depositary in accordance with the instructions printed thereon and in the Depositary’s Notice, as soon as possible and, in any event, so as to be received by the ADS Depositary no later than 10:00 a.m. (New York time) on _______________ (or if the extraordinary general meeting is adjourned, such later date as may be notified by the Company or the ADS Depositary).

As the registered holder of the Shares represented by ADSs, upon the timely receipt from an ADS holder as of the ADS Record Date of voting instructions in the manner specified by the ADS Depositary, the ADS Depositary will endeavor to vote (or to cause the vote of) (in person or by proxy), in so far as practicable and permitted under applicable law, the provisions of the Deposit Agreement, the memorandum and articles of association of the Company and the provisions of the Shares, the Shares represented by ADSs at the extraordinary general meeting in accordance with the voting instructions timely received (or deemed received) from holders of ADSs as of the ADS Record Date. The ADS Depositary has advised us that, pursuant to the terms of the Deposit Agreement, it will not itself exercise any voting discretion in respect of any Shares represented by ADSs and it will not vote any Shares represented by ADSs other than in accordance with signed voting instructions from the relevant ADS holder, except as discussed below. Accordingly, if the ADS Depositary does not receive timely voting instructions from an ADS holder as of the ADS Record Date on or before the ADS voting instruction deadline and the Company has timely provided notice of the extraordinary general meeting to the ADS Depositary, such ADS holder shall be deemed, and the ADS Depositary shall deem such holder, to have instructed the ADS Depositary to give a discretionary proxy to a person designated by the Company to vote the Shares represented by the relevant ADSs; provided, however, that no such discretionary proxy shall be given by the ADS Depositary with respect to any matter to be voted upon at the extraordinary general meeting as to which the Company informs the ADS Depositary that (i) it does not wish such proxy to be given, (ii) it is aware that substantial opposition exists as to such matter or (iii) such matter materially and adversely affects the rights of holders of Shares. If you hold your ADSs in a brokerage, bank or other nominee account, you must rely on the procedures of the broker, bank or other nominee through which you hold your ADSs if you wish to vote.

Holders of ADSs will not be able to attend or vote at the extraordinary general meeting directly (whether in person or by proxy) unless they surrender their ADSs to the ADS Depositary for cancellation, conversion into, and delivery of the corresponding Shares and become registered in the Company’s register of members as holders of Shares prior to the close of business in the Cayman Islands on the Share Record Date. ADS holders who wish to surrender their ADSs for cancellation and attend and vote at the extraordinary general meeting need to make arrangements with their broker or custodian to deliver the ADSs to the ADS Depositary for cancellation before the close of business in New York City on_______________ together with (a) delivery instructions for the corresponding Shares represented by such ADSs (including, if applicable, the name and address of person who will be the registered holder of such Shares), and (b) payment of ADS Depositary’s fees associated with such cancellation (US$0.05 per ADS), which will not be borne by the Surviving Company, and any applicable taxes. If you hold your ADSs in a brokerage, bank or other nominee account, please promptly contact your broker, bank or other nominee to find out what actions you need to take to instruct the broker, bank or other nominee to surrender the ADSs on your behalf. Upon surrender of the ADSs, the ADS Depositary will direct The Hong Kong and Shanghai Banking Corporation Limited., Hong Kong branch, the custodian holding the Shares, to deliver, or cause the delivery of, the Shares represented by the ADSs so cancelled to or upon the written order of the person(s) designated in the order delivered to the ADS Depositary for such purpose. If you hold ADSs through a broker or other securities intermediary, you should contact that broker or intermediary to determine the date by which you must instruct them to act in order that the necessary processing can be completed in time. If after the registration of Shares in your name you wish to receive a certificate evidencing the Shares registered in your name, you will need to request the Company to issue and mail, or cause to be issued and mailed, a certificate to your attention. If the Merger is not consummated, the Company will continue to be a publicly traded company in the United States and the ADSs will continue to be listed on NASDAQ. Shares are not listed and cannot be traded on any stock exchange other than NASDAQ, and in such case only in the form of ADSs. As a result, if you have surrendered your ADSs for cancellation to attend the extraordinary general meeting and the Merger is not consummated and you wish to be able to sell your Shares on a stock exchange, you will need to deposit your Shares into the Company’s ADS program for the issuance of the corresponding number of ADSs, subject to the terms and conditions of applicable law and the Deposit Agreement, including, among other things, payment of relevant fees of the ADS Depositary for the issuance of ADSs (US$0.05 per ADS issued), applicable share transfer taxes (if any), and related charges pursuant to the Deposit Agreement.

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Shareholders who dissent from the Merger will have the right to receive payment of the fair value of their Shares as determined by the Grand Court of the Cayman Islands in accordance with Section 238 of the Cayman Islands Companies Act if the Merger is completed, but only if they deliver to the Company, before the vote to authorize and approve the Merger is taken at the extraordinary general meeting, a written objection to the Merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Act for the exercise of dissenters’ rights, a copy of which is attached as Annex D to the accompanying proxy statement. The fair value of your Shares as determined by the Grand Court of the Cayman Islands under the Cayman Islands Companies Act could be more than, the same as, or less than the merger consideration you would receive pursuant to the Merger Agreement if you do not exercise dissenters’ rights with respect to your Shares.

ADS HOLDERS WILL NOT HAVE THE RIGHT TO EXERCISE DISSENTERS’ RIGHTS AND RECEIVE PAYMENT OF THE FAIR VALUE OF THE SHARES UNDERLYING THEIR ADSs. THE ADS DEPOSITARY WILL NOT EXERCISE OR ATTEMPT TO EXERCISE ANY DISSENTERS’ RIGHTS WITH RESPECT TO ANY OF THE SHARES THAT IT HOLDS, EVEN IF AN ADS HOLDER REQUESTS THE ADS DEPOSITARY TO DO SO. ADS HOLDERS WISHING TO EXERCISE DISSENTERS’ RIGHTS MUST SURRENDER THEIR ADSs BEFORE 10:00 A.M. (NEW YORK CITY TIME) ON _______________TO THE ADS DEPOSITARY FOR CONVERSION INTO SHARES, PAY THE ADS DEPOSITARY’S FEES REQUIRED FOR THE CANCELLATION OF THEIR ADSs, PROVIDE INSTRUCTIONS FOR THE REGISTRATION OF THE CORRESPONDING SHARES IN THE COMPANY’S REGISTER OF MEMBERS AND DELIVERY INSTRUCTIONS FOR THE CORRESPONDING SHARES, AND CERTIFY THAT THEY EITHER (I) BENEFICIALLY OWNED THE ADSs AS OF THE ADS RECORD DATE AND HAVE NOT GIVEN, AND WILL NOT GIVE, VOTING INSTRUCTIONS AS TO THEIR ADSs (OR HAVE CANCELLED ALL VOTING INSTRUCTIONS PREVIOUSLY GIVEN) OR HAVE GIVEN VOTING INSTRUCTIONS TO THE ADS DEPOSITARY AS TO THE ADSs BEING CANCELLED BUT UNDERTAKE NOT TO VOTE THE CORRESPONDING SHARES AT THE EXTRAORDINARY GENERAL MEETING, OR (II) DID NOT BENEFICIALLY OWN THE RELEVANT ADSs AS OF THE ADS RECORD DATE AND UNDERTAKE NOT TO VOTE THE CORRESPONDING SHARES AT THE EXTRAORDINARY GENERAL MEETING, AND BECOME REGISTERED HOLDERS OF SHARES BEFORE THE VOTE TO AUTHORIZE AND APPROVE THE MERGER IS TAKEN AT THE EXTRAORDINARY GENERAL MEETING. FOR THE AVOIDANCE OF DOUBT, ANY ADS HOLDERS WHO CONVERT THEIR ADSs INTO SHARES AFTER THE SHARE RECORD DATE WILL NOT BE ENTITLED TO ATTEND OR TO VOTE AT THE EXTRAORDINARY GENERAL MEETING, BUT WILL BE ENTITLED TO EXERCISE DISSENTERS’ RIGHTS IF THEY BECOME REGISTERED HOLDERS OF SHARES BEFORE THE VOTE IS TAKEN AT THE EXTRAORDINARY GENERAL MEETING, IN ACCORDANCE WITH THE IMMEDIATELY PRECEDING SENTENCE. AFTER CONVERTING THEIR ADSs AND BECOMING REGISTERED HOLDERS OF SHARES, SUCH FORMER ADS HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTERS’ RIGHTS WITH RESPECT TO THE SHARES UNDER SECTION 238 OF THE CAYMAN ISLANDS COMPANIES ACT. IF THE MERGER IS NOT CONSUMMATED, THE COMPANY WOULD CONTINUE TO BE A PUBLICLY TRADED COMPANY IN THE UNITED STATES AND THE ADSs WOULD CONTINUE TO BE LISTED ON NASDAQ. THE COMPANY’S SHARES ARE NOT LISTED AND CANNOT BE TRADED ON ANY STOCK EXCHANGE OTHER THAN NASDAQ, AND IN SUCH CASE ONLY IN THE FORM OF ADSs. AS A RESULT, IF A FORMER ADS HOLDER HAS SURRENDERED HIS, HER OR ITS ADSs FOR CANCELLATION TO THE ADS DEPOSITARY IN ORDER TO EXERCISE DISSENTERS’ RIGHTS AND THE MERGER IS NOT CONSUMMATED AND SUCH FORMER ADS HOLDER WISHES TO BE ABLE TO SELL HIS, HER OR ITS SHARES ON A STOCK EXCHANGE, SUCH FORMER ADS HOLDER WILL NEED TO DEPOSIT HIS, HER OR ITS SHARES INTO THE COMPANY’S ADS PROGRAM FOR THE ISSUANCE OF THE CORRESPONDING NUMBER OF ADSs, SUBJECT TO THE TERMS AND CONDITIONS OF APPLICABLE LAW AND THE DEPOSIT AGREEMENT, INCLUDING, AMONG OTHER THINGS, PAYMENT OF RELEVANT FEES OF THE ADS DEPOSITARY FOR THE ISSUANCE OF ADSs ($0.05 PER ADS ISSUED), APPLICABLE SHARE TRANSFER TAXES (IF ANY), AND RELATED CHARGES PURSUANT TO THE DEPOSIT AGREEMENT.

Neither the SEC nor any state securities regulatory agency has approved or disapproved the Merger, passed upon the merits or fairness of the Merger or passed upon the adequacy or accuracy of the disclosure in this letter or in the accompanying notice of the extraordinary general meeting or proxy statement. Any representation to the contrary is a criminal offense.

If you have any questions or need assistance voting your Shares or ADSs, please call our Investor Relations Department at +408-987-5920. ADS holders who have any questions should contact the ADS Depositary using the contact details provided on the ADS Voting Instruction Form. ADS holders who hold ADSs indirectly should contact their bank, broker, financial institution or administrator through which such ADSs are held.

Thank you for your cooperation and continued support.

Sincerely,	Sincerely,
Lawrence Lin Chairman of the Special Committee	Shyun-Dii Sterling Du Chairman of the Board

The accompanying proxy statement is dated                               , and is first being mailed to the Company’s shareholders and ADS holders on or about                               .

O2MICRO INTERNATIONAL LIMITED

NOTICE OF EXTRAORDINARY GENERAL MEETING OF

SHAREHOLDERS TO BE HELD ON _____________________

Dear Shareholder:

Notice is hereby given that an extraordinary general meeting of the shareholders of O2Micro International Limited (referred to herein alternately as the “Company”, “us”, “we” or other terms correlative thereto), will be held on                                          at                           a.m. (Cayman Islands Time) at Maples Group, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

Only registered holders of ordinary shares of the Company, par value US$0.00002 per share (each, a “Share”), as of 5 p.m. Cayman Islands time on                                      (the “Share Record Date”) or their proxy holders are entitled to attend and vote at this extraordinary general meeting or any adjournment thereof. At the extraordinary general meeting, you will be asked to consider and vote upon the following resolutions:

•	as special resolutions:

THAT the Agreement and Plan of Merger, dated as of September 30, 2022 (the “Merger Agreement”), among the Company, FNOF Precious Honour Limited, a company incorporated under the laws of British Virgin Islands (“Parent”) and Rim Peak Technology Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving company and becoming a wholly owned subsidiary of Parent (such Merger Agreement being in the form attached as Annex A to the proxy statement accompanying this notice of extraordinary general meeting and which will be produced and made available for inspection at the extraordinary general meeting), the plan of merger required to be registered with the Registrar of Companies of the Cayman Islands in connection with the Merger (the “Plan of Merger”) (such Plan of Merger being substantially in the form attached as Annex B to the proxy statement accompanying this notice of extraordinary general meeting and which will be produced and made available for inspection at the extraordinary general meeting), and the consummation of the transactions contemplated by the Merger Agreement and the Plan of Merger (collectively, the “Transactions”) including (i) the Merger and (ii) the amendment and restatement of the existing memorandum and articles of association of the Company by their deletion in their entirety and the substitution in their place of the new memorandum and articles of association at the effective time of the Merger (the “Effective Time”), in the form attached as Appendix II to the Plan of Merger (the “Adoption of Amended M&A”), be approved and authorized by the Company;

THAT each member of a special committee of the Board, composed solely of independent and disinterested directors of the Company (the “Special Committee”) be authorized to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger and the Adoption of Amended M&A; and

•	if necessary, as an ordinary resolution:

THAT the extraordinary general meeting be adjourned in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting.

Please refer to the accompanying proxy statement, which is attached to and made a part of this notice. A list of the Company’s shareholders will be available at its principal executive offices at Grand Pavilion Commercial Centre, West Bay Road P.O. Box 32331 Grand Cayman KY1-1209, Cayman Islands, during ordinary business hours for the two business days immediately prior to the extraordinary general meeting.

Pursuant to the rollover and support agreement (the “Support Agreement”) entered into on September 30, 2022, each of Mr. Shyun-Dii Sterling Du (“Mr. Du”), Mr. Chuan-Chiung Perry Kuo (“Mr. Kuo”), Rong Hu, Heng Yang, Hongming Su, Ching-Chuan Kuo, Chao Ching Lee, Chien-Kuo Li, Kenichiro Ueda, Hsiao-Tsai Chen, Yun Lin, Guoxing Li, Asia Management Limited, Pan Pacific Technologies Limited, Genova International Holdings Inc, Jillian Wei Du, and Clayton Young Du (collectively, the “Rollover Shareholders”) will vote all of the Shares (including Shares represented by the Company’s American depositary shares (“ADSs”)) beneficially owned by them in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions. As of October 26, 2022, the Rollover Shareholders collectively beneficially own 246,621,000 Shares (including Shares represented by ADSs, but excluding, for purpose of this calculation, the Shares that the Rollover Shareholders may acquire through the exercise of Company share incentive awards within 60 days of the date of this notice), which represent approximately 16.9% of the voting power of the total issued and outstanding Shares.

After careful consideration and upon the unanimous recommendation of the Special Committee, the Board (other than the Management Members who abstained from the vote) (a) determined that the Merger as contemplated in the Merger Agreement and the Plan of Merger is fair to and in the best interests of the Company and its shareholders and ADS holders, other than shareholders and ADS holders who are affiliates of the Company and the holders of Excluded Shares (as defined in the Merger Agreement) (such unaffiliated shareholders and ADS holders are referred to herein as the “Unaffiliated Security Holders”), and it is advisable for the Company to enter into the Merger Agreement, the Plan of Merger and Limited Guarantee (as defined below) and to consummate the Transactions, (b) authorized and approved the Merger Agreement, the Plan of Merger and the consummation of the Transactions, and the limited guarantee by FNOF Dynamic Holdings Limited (the “Sponsor”) in favor of the Company pursuant to which the Sponsor will guarantee certain payment obligations of Parent under the Merger Agreement (the “Limited Guarantee”) and (c) resolved to recommend the approval and authorization of the Merger Agreement, the Plan of Merger, and the consummation of the Transactions to the shareholders of the Company and directed that the Merger Agreement, the Plan of Merger and the consummation of the Transactions be submitted to a vote of the shareholders of the Company for authorization and approval. The Board recommends that you vote FOR the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger and the Adoption of Amended M&A, FOR the proposal to authorize members of the Special Committee to do all things necessary to give effect to the Merger Agreement, the Plan of Merger, and the Transactions, including the Merger and the Adoption of Amended M&A, and FOR the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting.

Regardless of the number of Shares that you own, your vote is very important. The Merger cannot be completed unless the Merger Agreement, the Plan of Merger and the Transactions are authorized and approved by a special resolution (as defined in the Companies Act (As Revised) of the Cayman Islands (the “Cayman Islands Companies Act”)) of the Company passed by an affirmative vote of holders of Shares (including Shares represented by ADSs) representing at least two-thirds of the voting power of the outstanding Shares present and voting in person or by proxy as a single class at the extraordinary general meeting or any adjournment or postponement thereof. As of October 26, 2022, the Rollover Shareholders beneficially own 246,621,000 Shares (including Shares represented by ADSs, but excluding, for purpose of this calculation, the Shares that the Rollover Shareholders may acquire through the exercise of Company share incentive awards within 60 days of the date of this notice), which represents approximately 16.9% of the total voting rights in the Company. Accordingly, based on the total number of Shares expected to be issued and outstanding on the Share Record Date, and assuming the Rollover Shareholders’ compliance with their voting obligations under the Support Agreement to vote all their Shares (including Shares represented by ADSs) in favor of the special resolutions,                             Shares owned by the Unaffiliated Security Holders equal to approximately                                              % of the voting power of the total issued and outstanding Shares as of the Share Record Date must be voted in favor of the special resolutions to be proposed at the extraordinary general meeting for them to be approved, assuming all shareholders of the Company will be present and voting in person or by proxy at the extraordinary general meeting.

Regardless of whether you plan to attend the extraordinary general meeting in person, we request that you submit your proxy in accordance with the instructions set forth on the proxy card as promptly as possible. To be valid, your proxy card must be completed, signed and returned to the Company’s offices (to the attention of: Investor Relations Department) at __________________________________, no later than                    a.m. (Cayman Islands Time),                        , being 48 hours before the time appointed for the extraordinary general meeting. The proxy card is the “instrument of proxy” and the “instrument appointing a proxy” as referred to in the Company’s articles of association. The Rollover Shareholders, who are registered shareholders of the Company, have the right to demand poll voting at the meeting, and will exercise such right during the meeting. Accordingly, the voting is expected to take place by poll voting. The effect of poll voting is that the number of votes each holder has will depend on the number of Shares held by such holder. If you receive more than one proxy card because you own Shares that are registered in different names, please vote all of your Shares shown on each of your proxy cards in accordance with the instructions set forth on the proxy card. Each registered holder of Shares has one vote for each Share held as of 5 p.m. Cayman Islands time on the Share Record Date. If you receive more than one proxy card because you own Shares that are registered in different names, please vote all of your Shares shown on each of your proxy cards in accordance with the instructions set forth on the proxy card.

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Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the extraordinary general meeting and vote your Shares in person. Please note, however, that if your Shares are registered in the name of a broker, bank or other nominee and you wish to vote at the extraordinary general meeting in person, you must obtain from the record holder a proxy issued in your name.

If you abstain from voting, fail to cast your vote in person, fail to complete and return your proxy card in accordance with the instructions set forth on the proxy card, or fail to give voting instructions to your broker, bank or other nominee, your vote will not be counted.

When proxies are properly dated, executed and returned by holders of Shares, the Shares they represent will be voted at the extraordinary general meeting in accordance with the instructions of such shareholders. If no specific instructions are given by such shareholders, such Shares will be voted “FOR” the proposals as described above, unless you appoint a person other than the chairman of the meeting as your proxy, in which case the Shares represented by your proxy card will be voted (or not submitted for voting) as your proxy determines.

If you own ADSs as of the close of business in New York City on _____________ (the “ADS Record Date”) (and do not surrender such ADSs for cancellation and become a registered holder of the Shares underlying such ADSs as explained below), you cannot vote at the extraordinary general meeting directly, but you may give voting instructions to The Bank of New York Mellon, (the “ADS Depositary”) (either directly if ADSs are held directly on the books and records of the ADS Depositary or indirectly through a bank, brokerage or other securities intermediary if ADSs are held by any of them on behalf of a holder of ADSs), in its capacity as the ADS Depositary and the holder of the Shares underlying your ADSs, how to vote the Shares underlying your ADSs by completing and signing the ADS voting instruction form and returning it in accordance with the instructions printed on it as soon as possible. The ADS Depositary must receive your instructions no later than ____ p.m. (New York City time) on_____________ in order to ensure the Shares underlying your ADSs are properly voted at the extraordinary general meeting. If you hold your ADSs in a brokerage, bank or other securities account, you must rely on the procedures of the broker, bank or other securities intermediary through which you hold your ADSs if you wish to vote.

Alternatively, if you own ADSs as of the close of business in New York City on the ADS Record Date, you may vote at the extraordinary general meeting directly if you surrender your ADSs to the ADS Depositary for cancellation and become a registered holder of the Shares underlying your ADSs prior to the close of business in the Cayman Islands on _____________, the Share Record Date. If you wish to surrender your ADSs to the ADS Depositary for cancellation for the purpose of voting Shares directly, you need to make arrangements to deliver your ADSs to the ADS Depositary for cancellation before the close of business in New York City on _____________together with (a) delivery instructions for the corresponding Shares (name and address of person who will be the registered holder of such Shares), and (b) payment of the ADS cancellation fees (US$0.05 per ADS to be cancelled pursuant to the terms of the deposit agreement, dated as of November 4, 2005, by and among the Company, the ADS Depositary, and the holders and beneficial owners of ADSs issued thereunder (the “Deposit Agreement”)), which will not be borne by the Company, and any applicable taxes. If you hold your ADSs in a brokerage, bank or nominee account, please promptly contact your broker, bank or nominee to find out what actions you need to take to instruct the broker, bank or other nominee to surrender the ADSs for cancellation on your behalf. Upon surrender of the ADSs, the ADS Depositary will direct The Hong Kong and Shanghai Banking Corporation Limited., Hong Kong branch, the custodian holding the Shares, to deliver, or cause the delivery of, the Shares represented by the ADSs so cancelled to or upon the written order of the person(s) designated in the order delivered to the ADS Depositary for such purpose. It is difficult to predict how long the steps described above may take. ADS holders that wish to surrender the ADSs for cancellation to become registered holders of Shares are advised to take action as soon as possible.

Shareholders who dissent from the Merger in accordance with the Cayman Islands Companies Act will have the right to receive payment of the fair value of their Shares as determined by the Grand Court of the Cayman Islands in accordance with Section 238 of the Cayman Islands Companies Act if the Merger is completed, but only if they deliver to the Company, before the vote to authorize and approve the Merger is taken at the extraordinary general meeting, a written objection to the Merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Act for the exercise of dissenters’ rights, a copy of which is attached as Annex D to the accompanying proxy statement. The fair value of their Shares as determined by the Grand Court of the Cayman Islands under the Cayman Islands Companies Act could be more than, the same as, or less than the merger consideration they would receive pursuant to the Merger Agreement if they do not exercise dissenters’ rights with respect to their Shares. This proxy statement is not to be construed or taken as legal advice on Cayman Islands law. Shareholders who wish to exercise any rights under Section 238 of the Cayman Islands Companies Act, or otherwise, should obtain their own copy of the complete Cayman Islands Companies Act and seek legal advice from a law firm authorized to practice Cayman Islands law without delay.

ADS HOLDERS WILL NOT HAVE THE RIGHT TO EXERCISE DISSENTERS’ RIGHTS AND RECEIVE PAYMENT OF THE FAIR VALUE OF THE SHARES UNDERLYING THEIR ADSs. THE ADS DEPOSITARY WILL NOT EXERCISE OR ATTEMPT TO EXERCISE ANY DISSENTERS’ RIGHTS WITH RESPECT TO ANY OF THE SHARES THAT IT HOLDS, EVEN IF AN ADS HOLDER REQUESTS THE ADS DEPOSITARY TO DO SO. ADS HOLDERS WISHING TO EXERCISE DISSENTERS’ RIGHTS MUST SURRENDER THEIR ADSs FOR CANCELLATION BEFORE 10:00 A.M. (NEW YORK CITY TIME) ON _______________TO THE ADS DEPOSITARY FOR CONVERSION INTO SHARES, PAY THE ADS DEPOSITARY’S FEES REQUIRED FOR THE CANCELLATION OF THEIR ADSs, PROVIDE INSTRUCTIONS FOR THE REGISTRATION OF THE CORRESPONDING SHARES IN THE COMPANY'S REGISTER OF MEMBERS AND DELIVERY INSTRUCTIONS FOR THE CORRESPONDING SHARES, AND CERTIFY THAT THEY EITHER (I) BENEFICIALLY OWNED THE ADSs AS OF THE ADS RECORD DATE AND HAVE NOT GIVEN, AND WILL NOT GIVE, VOTING INSTRUCTIONS AS TO THEIR ADSs (OR HAVE CANCELLED ALL VOTING INSTRUCTIONS PREVIOUSLY GIVEN) OR HAVE GIVEN VOTING INSTRUCTIONS TO THE ADS DEPOSITARY AS TO THE ADSs BEING CANCELLED BUT UNDERTAKE NOT TO VOTE THE CORRESPONDING SHARES AT THE EXTRAORDINARY GENERAL MEETING, OR (II) DID NOT BENEFICIALLY OWN THE RELEVANT ADSs AS OF THE ADS RECORD DATE AND UNDERTAKE NOT TO VOTE THE CORRESPONDING SHARES AT THE EXTRAORDINARY GENERAL MEETING, AND BECOME REGISTERED HOLDERS OF SHARES BEFORE THE VOTE TO AUTHORIZE AND APPROVE THE MERGER IS TAKEN AT THE EXTRAORDINARY GENERAL MEETING. FOR THE AVOIDANCE OF DOUBT, ANY ADS HOLDERS WHO CONVERT THEIR ADSs INTO SHARES AFTER THE SHARE RECORD DATE WILL NOT BE ENTITLED TO ATTEND OR TO VOTE AT THE EXTRAORDINARY GENERAL MEETING, BUT WILL BE ENTITLED TO EXERCISE DISSENTERS’ RIGHTS IF THEY BECOME REGISTERED HOLDERS OF SHARES BEFORE THE VOTE IS TAKEN AT THE EXTRAORDINARY GENERAL MEETING, IN ACCORDANCE WITH THE IMMEDIATELY PRECEDING SENTENCE. AFTER CONVERTING THEIR ADSs AND BECOMING REGISTERED HOLDERS OF SHARES, SUCH FORMER ADS HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTERS’ RIGHTS WITH RESPECT TO THE SHARES UNDER SECTION 238 OF THE CAYMAN ISLANDS COMPANIES ACT. IF THE MERGER IS NOT CONSUMMATED, THE COMPANY WOULD CONTINUE TO BE A PUBLICLY TRADED COMPANY IN THE UNITED STATES AND THE ADSs WOULD CONTINUE TO BE LISTED ON NASDAQ. THE COMPANY’S SHARES ARE NOT LISTED AND CANNOT BE TRADED ON ANY STOCK EXCHANGE OTHER THAN NASDAQ, AND IN SUCH CASE ONLY IN THE FORM OF ADSs. AS A RESULT, IF A FORMER ADS HOLDER HAS SURRENDERED HIS, HER OR ITS ADSs FOR CANCELLATION TO THE ADS DEPOSITARY IN ORDER TO EXERCISE DISSENTERS’ RIGHTS AND THE MERGER IS NOT CONSUMMATED AND SUCH FORMER ADS HOLDER WISHES TO BE ABLE TO SELL HIS, HER OR ITS SHARES ON A STOCK EXCHANGE, SUCH FORMER ADS HOLDER WILL NEED TO DEPOSIT HIS, HER OR ITS SHARES INTO THE COMPANY’S ADS PROGRAM FOR THE ISSUANCE OF THE CORRESPONDING NUMBER OF ADSs, SUBJECT TO THE TERMS AND CONDITIONS OF APPLICABLE LAW AND THE DEPOSIT AGREEMENT, INCLUDING, AMONG OTHER THINGS, PAYMENT OF RELEVANT FEES OF THE ADS DEPOSITARY FOR THE ISSUANCE OF ADSs (US$0.05 PER ADS ISSUED), APPLICABLE SHARE TRANSFER TAXES (IF ANY), AND RELATED CHARGES PURSUANT TO THE DEPOSIT AGREEMENT.

If you have any questions or need assistance voting your Shares, please call our Investor Relations Department at +408-987-5920.

The Merger Agreement, the Plan of Merger and the Transactions are described in the accompanying proxy statement. Copies of the Merger Agreement and the Plan of Merger are included as Annex A and Annex B, respectively, to the accompanying proxy statement. We urge you to read the entire accompanying proxy statement carefully.

Notes:

1.	In the case of joint holders, any one of such joint holder may vote, either in person or by proxy, in respect of such share as if he or she were solely entitled thereto, but if more than one of such joint holders be present at the extraordinary general meeting the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the joint holders.

2.	The instrument appointing a proxy must be in writing under the hand of the appointer or of his or her attorney duly authorized in writing or, if the appointer is a corporation, either under its seal or under the hand of an officer, attorney or other person duly authorized to sign the same.

3.	A proxy need not be a member (registered shareholder) of the Company.

4.	The proxy card must be deposited in the manner set out in the notice of the extraordinary general meeting. A proxy card that is not deposited in the manner permitted will be invalid.

5.	Votes given in accordance with the terms of a proxy card will be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the share in respect of which the proxy is given, provided that no intimation in writing of such death, insanity, revocation or transfer was received by the Company at __________________________________, Attention: Investor Relations Department, at least two hours before the commencement of the extraordinary general meeting, or adjourned meeting at which such proxy is used.

BY ORDER OF THE BOARD OF DIRECTORS, Shyun-Dii Sterling Du

PROXY STATEMENT

Dated_________________

SUMMARY VOTING INSTRUCTIONS

Ensure that your shares of O2Micro International Limited can be voted at the extraordinary general meeting by submitting your proxy or contacting your broker, bank or other nominee.

If your shares are registered in the name of a broker, bank or other nominee: check the voting instruction card forwarded by your broker, bank or other nominee to see which voting options are available or contact your broker, bank or other nominee in order to obtain directions as to how to ensure that your shares are voted at the extraordinary general meeting.

If your shares are registered in your name: submit your proxy as soon as possible by signing, dating and returning the accompanying proxy card in the enclosed postage-paid envelope, so that your shares can be voted at the extraordinary general meeting in accordance with your instructions.

If you submit your proxy card without indicating how you wish to vote, the shares represented by your proxy will be voted in favor of the resolutions to be proposed at the extraordinary general meeting, unless you appoint a person other than the chairman of the meeting as your proxy, in which case the shares represented by your proxy will be voted (or not submitted for voting) as your proxy determines.

If you have any questions, require assistance with voting your proxy card, or need additional copies of proxy material, please contact our Investor Relations Department at +408-987-5920.

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SUMMARY TERM SHEET

This “Summary Term Sheet” and the “Questions and Answers About the Extraordinary General Meeting and the Merger” highlight selected information contained in this proxy statement regarding the Merger (as defined below) and may not contain all of the information that may be important to your consideration of the Merger and other transactions contemplated by the Merger Agreement (as defined below). You should carefully read this entire proxy statement and the other documents to which this proxy statement refers for a more complete understanding of the matters being considered at the extraordinary general meeting. In addition, this proxy statement incorporates by reference important business and financial information about the Company. You are encouraged to read all of the documents incorporated by reference into this proxy statement and you may obtain such information without charge by following the instructions in “Where You Can Find More Information” beginning on page 101. In this proxy statement, the terms “the Company”, “us”, “we” or other terms correlative thereto refer to O2Micro International Limited. All references to “dollars”, “US$” and “$” in this proxy statement are to U.S. dollars. All references to “PRC” and “China” are to the People’s Republic of China.

The Parties Involved in the Merger

The Company

The Company is an ordinary resident company with limited liability incorporated under the laws of the Cayman Islands and the Company’s business focuses on designing, developing and marketing high performance integrated circuits and solutions for manufacturers of products in the consumer electronics, computer, industrial, and automotive markets.

The Company is the issuer of ordinary shares, par value US$0.00002 per share (each, a “Share”), including the Shares represented by American depositary shares, each representing fifty (50) Shares (each, an “ADS”).

The Company’s principal executive offices are located at Grand Pavilion Commercial Centre, West Bay Road, P.O. Box 32331 Grand Cayman KY1-1209, Cayman Islands. Its telephone number at this address is (345) 945-1110. Its registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. The Company’s business telephone number is (345) 945-1110.

For a description of the Company’s history, development, business and organizational structure, see the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021, filed on April 18, 2022 (“Company’s Annual Report”), which is incorporated herein by reference. Please see “Where You Can Find More Information” beginning on page 101 for a description of how to obtain a copy of the Company’s Annual Report.

Mr. Shyun-Dii Sterling Du

Mr. Shyun-Dii Sterling Du (“Mr. Du”) is the chairman of the board of directors (the “Board”) and chief executive officer of the Company. Mr. Du is a citizen of Taiwan. The business address of Mr. Du is RmB, 2Fl, Zhangjian Mansion, No 289, Chun Xiao Rd, Pudong New Area, Shanghai Free Trade Zone, China 201203. His business telephone number is (345) 945-1110.

Mr. Chuan-Chiung Perry Kuo

Mr. Chuan-Chiung Perry Kuo (“Mr. Kuo”) is the chief financial officer, joint secretary and a director of the Company. Mr. Kuo is a citizen of Taiwan. The business address of Mr. Kuo is 3F., No. 1, Sec. 4, Nanjing E. Road, Songshan District, Taipei City, Taiwan 105. His business telephone number is (345) 945-1110.

Parent

FNOF Precious Honour Limited (“Parent”), a company incorporated under the laws of British Virgin Islands and wholly owned by Right Dynamic Investments Limited, was formed for the purpose of arranging, entering into and completing the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger (the “Transactions”). Parent does not currently hold any Shares (including Shares represented by ADSs) of the Company. The business address of Parent is Suite 3720, Jardine House, 1 Connaught Place, Central, Hong Kong. The telephone number at this address is (852) 2598-2598.

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Merger Sub

Rim Peak Technology Limited (“Merger Sub”), an exempted company with limited liability incorporated under the laws of the Cayman Islands and wholly owned by Parent, was formed for the purpose of arranging, entering into and completing the Transactions. Merger Sub does not currently hold any Shares (including Shares represented by ADSs) of the Company. The business address of Merger Sub is Suite 3720, Jardine House, 1 Connaught Place, Central, Hong Kong. The telephone number at this address is (852) 2598-2598.

Right Dynamic Investments Limited

Right Dynamic Investments Limited (“Holdco”) is a company incorporated under the laws of British Virgin Islands and is wholly owned by FNOF Dynamic Holdings Limited. The principal business of Holdco is investment holding. Holdco does not currently hold any Shares (including Shares represented by ADSs) of the Company. The business address of Holdco is Suite 3720, Jardine House, 1 Connaught Place, Central, Hong Kong. The telephone number at this address is (852) 2598-2598.

FNOF Dynamic Holdings Limited

FNOF Dynamic Holdings Limited (the “Sponsor”) is a company incorporated under the laws of British Virgin Islands and is a special purpose vehicle established by Forebright New Opportunities Fund III, L.P. The Sponsor does not currently hold any Shares (including Shares represented by ADSs) of the Company. The business address of the Sponsor is Suite 3720, Jardine House, 1 Connaught Place, Central, Hong Kong. The telephone number at this address is (852) 2598-2598.

Forebright New Opportunities Fund III, L.P.

Forebright New Opportunities Fund III, L.P. (the “Forebright Fund”) is an exempted limited partnership registered in the Cayman Islands and is a private equity fund managed by Forebright Capital Management Limited. The general partner of the Forebright Fund is FNOF GP III Limited. Its principal business is making investment. The Forebright Fund does not currently hold any Shares (including Shares represented by ADSs) of the Company. The business address of the Forebright Fund is located at Suite 3720, Jardine House, 1 Connaught Place, Central, Hong Kong. The telephone number of Forebright Fund is (852) 2598-2598.

FNOF GP III Limited

FNOF GP III Limited (“FNOF GP”) is an exempted company incorporated under the laws of the Cayman Islands with limited liability and wholly owned by Forebright Global Limited. Its principal business is making investment. FNOF GP does not currently hold any Shares (including Shares represented by ADSs) of the Company. The business address of FNOF GP is located at Suite 3720, Jardine House, 1 Connaught Place, Central, Hong Kong. The telephone number of FNOF GP is (852) 2598-2598.

Forebright Global Limited

Forebright Global Limited (“Forebright Global”) is a limited liability company incorporated under the laws of the British Virgin Islands. Forebright Global is owned as to 58.6% by Take Success Limited and 41.4% by Greenfiled International Limited. Its principal business is investment holding. Forebright Global does not currently hold any Shares (including Shares represented by ADSs) of the Company. The business address of Forebright Global is located at Suite 3720, Jardine House, 1 Connaught Place, Central, Hong Kong. The telephone number of Forebright Global is (852) 2598-2598.

Take Success Limited

Take Success Limited (“Take Success”) is a limited liability company incorporated under the laws of the British Virgin Islands and is wholly owned by Mr. Cheng Liu. Its principal business is investment holding. Take Success does not currently hold any Shares (including Shares represented by ADSs) of the Company. The business address of Take Success is located at Suite 3720, Jardine House, 1 Connaught Place, Central, Hong Kong. The telephone number of Take Success is (852) 2598-2598.

Greenfiled International Limited

Greenfiled International Limited (“Greenfiled”) is a limited liability company incorporated under the laws of the British Virgin Islands and is wholly owned by Mr. Kun Wan Ip. Greenfiled does not currently hold any Shares of the Company. The business address of Greenfiled is located at Suite 3720, Jardine House, 1 Connaught Place, Central, Hong Kong. The telephone number of Greenfiled is (852) 2598-2598. Its principal business is investment holding.

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Mr. Cheng Liu

Mr. Cheng Liu (“Mr. Liu”) is a director of Parent, Merger Sub, Holdco, the Sponsor, Forebright Global and Take Success. Mr. Liu is a citizen of Hong Kong Special Administrative Region. The business address of Mr. Liu is located at Suite 3720, Jardine House, 1 Connaught Place, Central, Hong Kong. His business telephone number is (852) 2598-2598.

Mr. Kun Wan Ip

Mr. Kun Wan Ip (“Mr. Ip”) is a director of Parent, Merger Sub, Holdco, the Sponsor, FNOF GP, Forebright Global and Greenfiled. Mr. Ip is a citizen of Australia. The business address of Mr. Ip is located at Suite 3720, Jardine House, 1 Connaught Place, Central, Hong Kong. His business telephone number is (852) 2598-2598.

During the last five years, none of the persons referred to above under the heading “The Parties Involved in the Merger”, and their directors and executive officers as listed in Annex E of this proxy statement has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Throughout this proxy statement, Messrs. Du and Kuo are collectively referred to herein as the “Management Members”. The Management Members, Parent, Merger Sub, Holdco, the Sponsor, the Forebright Fund, FNOF GP, Forebright Global, Take Success, Greenfiled, Mr. Liu and Mr. Ip are collectively referred to herein as the “Buyer Group”.

The Merger (Page 70)

You are being asked to vote to authorize and approve the Agreement and Plan of Merger dated as of September 30, 2022 among the Company, Parent and Merger Sub (the “Merger Agreement”), and the plan of merger required to be registered with the Registrar of Companies of the Cayman Islands (the “Cayman Registrar”), in connection with the Merger (the “Plan of Merger”), pursuant to which, once the Merger Agreement and the Plan of Merger are approved and authorized by the requisite vote of the shareholders of the Company and the other conditions to the completion of the transactions contemplated by the Merger Agreement are satisfied or waived in accordance with the terms of the Merger Agreement, Merger Sub will be merged with and into the Company and cease to exist (the “Merger”), with the Company continuing as the surviving company (the “Surviving Company”).

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The Surviving Company will be wholly owned by Parent, and will continue to do business under the name “O2Micro International Limited” following the Merger. Copies of the Merger Agreement and the form of the Plan of Merger are attached as Annex A and Annex B, respectively, to this proxy statement. You should read the Merger Agreement and the Plan of Merger in their entirety because they, and not this proxy statement, are the legal documents that govern the Merger.

Merger Consideration (Page 70)

Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share of the Company, issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares (as defined below), Dissenting Shares (as defined below) and Shares represented by ADSs, will be cancelled in exchange for the right to receive US$0.10 in cash per Share without interest and net of any applicable withholding taxes (the “Per Share Merger Consideration”) and each ADS issued and outstanding immediately prior to the Effective Time, other than ADSs representing the Excluded Shares, together with the Shares represented by such ADSs, will be cancelled in exchange for the right to receive US$5.00 in cash per ADS, without interest and net of any applicable withholding taxes (the “Per ADS Merger Consideration”). Notwithstanding the foregoing, if the Merger is completed, the following shares will be cancelled and cease to exist at the Effective Time but will not entitle the holders thereof to receive the consideration described in the immediately preceding sentence:

(a)	(i) 246,621,000 Shares (including Shares represented by ADSs) beneficially owned (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended) by (x) the Management Members, and (y) Rong Hu, Heng Yang, Hongming Su, Ching-Chuan Kuo, Chao Ching Lee, Chien-Kuo Li, Kenichiro Ueda, Hsiao-Tsai Chen, Yun Lin, Guoxing Li, Asia Management Limited, Pan Pacific Technologies Limited, Genova International Holdings Inc, Jillian Wei Du, and Clayton Young Du (collectively, the “Other Rollover Shareholders”, and together with the Management Members, the “Rollover Shareholders”) as of September 30, 2022, and any other Shares (including Shares represented by ADSs) that may be acquired by any Rollover Shareholder between September 30, 2022 and the Effective Time (collectively, the “Rollover Shares”), (ii) Shares (including Shares represented by ADSs) held by Parent, Merger Sub and any of their respective subsidiaries, (iii) Shares (including Shares represented by ADSs) held by the Company or any subsidiary of the Company or held in the Company’s treasury, and (iv) Shares (including Shares represented by ADSs) held by The Bank of New York Mellon, in its capacity as ADS depositary (the “ADS Depositary”), and reserved for issuance and allocation pursuant to the Company Share Plans (as defined below), in each case, issued and outstanding immediately prior to the Effective Time, will be cancelled and cease to exist at the Effective Time without payment of any consideration or distribution therefor (collectively, the “Excluded Shares”); and

(b)	Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger, or dissenter rights, in accordance with Section 238 of the Companies Act (As Revised) of the Cayman Islands (the “Cayman Islands Companies Act”) (collectively, the “Dissenting Shares”, and holders of the Dissenting Shares collectively, the “Dissenting Shareholders”) will be cancelled and cease to exist at the Effective Time and the Dissenting Shareholders will not be entitled to receive the Per Share Merger Consideration and will be entitled to receive only the payment of the fair value of their Dissenting Shares as determined by the Grand Court of the Cayman Islands in accordance with Section 238 of the Cayman Islands Companies Act.

Treatment of Company Share Awards (Page 71)

At the Effective Time, the Company will (a) terminate the Company Share Plans and any relevant award agreements entered into under the Company Share Plans, and (b) provide for the treatment of each Company Option (as defined below) that is then outstanding and unexercised, whether or not vested or exercisable, and each Company RSU (as defined below) that is then outstanding as described below.

Each holder of an option (each, a “Company Option”) to purchase Shares granted under the 2005 Share Incentive Plan, 2005 Share Option Plan, and 2015 Share Incentive Plan (collectively, the “Company Share Plans”) that is vested at or prior to the Effective Time and remains outstanding at the Effective Time (each, a “Vested Company Option”), will, in exchange therefor be paid by the Surviving Company or one of its subsidiaries, as soon as practicable after the Effective Time pursuant to the Company’s ordinary payroll practices (but in any event no later than thirty business days after the closing date), a cash amount (without interest and net of any applicable withholding taxes) equal to the product of (x) the excess, if any, of the Per Share Merger Consideration over the exercise price of such Vested Company Option and (y) the number of Shares underlying such Vested Company Option, provided that if the exercise price per Share of any such Vested Company Option is equal to or greater than the Per Share Merger Consideration, such Vested Company Option will be cancelled without any cash payment being made in respect thereof.

At the Effective Time, except as otherwise specified in the Merger Agreement, each Company Option that is not a Vested Company Option (each, an “Unvested Company Option”) will be assumed by Holdco and converted into an option to purchase shares of common stock of Holdco. Each assumed Unvested Company Option will continue to have, and be subject to, the same terms and conditions set forth in the applicable Company Share Plan and applicable award agreement effective immediately prior to the Effective Time and the terms and conditions set forth in the award amendment pursuant to the Merger Agreement.

At the Effective Time, except as otherwise specified in the Merger Agreement, each restricted share unit granted under the Company Share Plans (each, a “Company RSU”) will be assumed by the Holdco and converted into a restricted stock unit award with respect to a number of shares of common stock of Holdco, and such restricted stock unit award will be subject to the same terms and conditions as were applicable to such Company RSUs immediately prior to the Effective Time and the terms and conditions set forth in the award amendment pursuant to the Merger Agreement.

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Notwithstanding the foregoing, each independent director of the Company that holds Company Options and/or Company RSUs, whether vested or unvested, that are cancelled at the Effective Time will, except as otherwise agreed to in writing between such persons and Parent, in exchange therefor, be paid by the Surviving Company or one of its subsidiaries, as soon as practicable after the Effective Time pursuant to the Company’s ordinary payroll practices (but in any event no later than thirty business days after the closing date), a cash amount (without interest and net of any applicable withholding taxes) determined as follows: (a) in the case of Company Options, the cash payment will be determined in a manner consistent with the provisions applicable to the Vested Company Options as set forth above, and (b) in the case of Company RSUs, the cash amount will be determined by multiplying the Per Share Merger Consideration by the number of Shares underlying such Company RSUs.

Immediately prior to the Effective Time, each Company RSU held by the Management Members will become fully vested and the restrictions with respect thereto will lapse, and each such Company RSU will be immediately settled into one Share. All such Shares will be converted at the Effective Time into a number of shares of common stock of Holdco. Immediately prior to the Effective Time, each Company Option held by the Management Members will fully vest and become a Vested Company Option. At the Effective Time, each such Vested Company Option will be assumed by Holdco and converted into an option to purchase shares of common stock of Holdco. Except as otherwise specified in the Merger Agreement, each such option will continue to have, and be subject to, the same terms and conditions set forth in the applicable Company Share Plan and applicable award agreement effective immediately prior to the Effective Time (other than the vesting terms that may have otherwise applied).

Each of the Company Options and/or Company RSUs granted to the Other Rollover Shareholders will, except as otherwise agreed to in writing between such persons and Parent or otherwise specified in the Merger Agreement, in exchange therefor, be issued with an employee incentive award with respect to a number of shares of common stock of Holdco, to replace such Company Option and/or Company RSU. The replacement stock options granted in exchange for such Company Options will be determined in a manner consistent with the provisions applicable to the Unvested Company Options as set forth above, and the replacement restricted stock units granted in exchange for such Company RSUs will be determined in a manner consistent with the provisions applicable to the Company RSUs as set forth above, provided, that if any of such Rollover Shareholders holds Vested Company Options and the exercise price of such Vested Company Options is equal to or greater than the Per Share Merger Consideration, such Vested Company Options will be cancelled for no consideration and any such Vested Company Options will not be entitled to the treatment of Vested Company Options contemplated in this paragraph. Such replacement stock options and replacement restricted stock units will be subject to the terms and conditions set forth in the award amendment pursuant to the Merger Agreement.

Purposes and Effects of the Merger (Page 42)

The purpose of the Merger is to enable Parent to acquire 100% ownership and control of the Company in a transaction in which the Company’s shareholders and ADS holders, other than holders of the Excluded Shares and Dissenting Shares, will be cashed out in exchange for the Per Share Merger Consideration or the Per ADS Merger Consideration, as applicable, so that Parent will bear the rewards and risks of the ownership of the Company after the Merger, including any future earnings and growth of the Company as a result of improvements to the Company’s operations or acquisitions of other businesses. See “Special Factors—Purposes of and Reasons for the Merger” beginning on page 42 for additional information.

The ADSs are currently listed on The Nasdaq Global Select Market (“NASDAQ”) under the symbol “OIIM” and the Cayman Islands Stock Exchange. The Shares are listed, but not traded, on the Cayman Islands Stock Exchange. Following the consummation of the Merger, the Company will cease to be a publicly traded company and will be a privately held company wholly owned by Parent. Following the completion of the Merger, the ADSs will no longer be listed on any securities exchange or quotation system, including NASDAQ. See “Special Factors—Effects of the Merger on the Company” beginning on page 43 for additional information.

Plans for the Company after the Merger (Page 47)

The Buyer Group anticipates that, after the Effective Time, the Company’s operations will be conducted substantially as they are currently being conducted, except that the Company will cease to be a publicly traded company and will instead be a wholly owned subsidiary of Parent.

Following the completion of the Merger and the anticipated deregistration of the Shares and the ADSs, the Company will no longer be subject to the reporting requirements of the Exchange Act, or the compliance and reporting requirements of NASDAQ and the related direct and indirect costs and expenses.

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Position of the Buyer Group as to the Fairness of the Merger (Page 30)

Each member of the Buyer Group believes that the Merger is fair, both substantively and procedurally, to the shareholders and ADS holders of the Company, other than shareholders and ADS holders who are affiliates of the Company and the holders of Excluded Shares (such unaffiliated shareholders and ADS holders are referred to herein as the “Unaffiliated Security Holders”). Their belief is based upon the factors discussed under the section entitled “Special Factors—Position of the Buyer Group as to the Fairness of the Merger” beginning on page 30.

Each member of the Buyer Group is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13E-3 and related rules under the Exchange Act. The views of each member of the Buyer Group as to the fairness of the Merger are not intended to be and should not be construed as a recommendation to any shareholder of the Company as to how that shareholder should vote on the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the consummation of the Transactions.

Financing of the Merger (Page 48)

The Company and the Buyer Group estimate that the total amount of funds necessary to complete the Merger and the related transactions, excluding payment of fees and expenses in connection with the Merger, is anticipated to be approximately US$125 million, assuming no exercise of dissenters’ rights by shareholders of the Company. In calculating this amount, the Company and the Buyer Group did not consider the value of the Excluded Shares which will be cancelled for no consideration in the Merger.

The Buyer Group expects this amount to be provided through (i) cash contribution by the Sponsor, in accordance with the equity commitment letter entered into by Holdco with the Sponsor and Forebright Fund dated September 30, 2022 (the “Equity Commitment Letter”), pursuant to which the Sponsor has agreed, subject to the terms and conditions thereof, to provide or procure the provision of the financing amounts specified therein for the purpose of financing the Merger consideration, with such funding obligations to be guaranteed by the Forebright Fund, (ii) proceeds from a term loan facility and a cash bridge facility, each contemplated by the debt commitment letter dated September 30, 2022 (the “Debt Commitment Letter”) issued to Parent by Credit Suisse AG, Singapore Branch (“Credit Suisse”), and (iii) available unrestricted cash from the Company. See “Special Factors—Financing of the Merger” beginning on page 48 for additional information.

Support Agreement (Page 51)

Concurrently with the execution of the Merger Agreement, the Rollover Shareholders and Holdco entered into a rollover and support agreement (the “Support Agreement”), pursuant to which the Rollover Shareholders have agreed that (i) the Rollover Shares will be cancelled for no cash consideration in exchange for the newly issued shares of common stock of Holdco as set forth in the Support Agreement, and (ii) the Rollover Shareholders will vote the Rollover Shares in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the consummation of the Transactions, in each case, upon the terms and conditions set forth therein. See “Special Factors—Support Agreement” beginning on page 51 for additional information.

Limited Guarantee (Page 51)

Concurrently with the execution and delivery of the Merger Agreement, the Sponsor executed and delivered a limited guarantee in favor of the Company (the “Limited Guarantee”), pursuant to which the Sponsor agrees to guarantee the payment obligations of Parent under the Merger Agreement for the Parent Termination Fee and certain cost and expenses that, in each case, may become payable to the Company by Parent under certain circumstances and subject to the terms and conditions as set forth in the Merger Agreement. See “Special Factors—Limited Guarantee” beginning on page 51 for additional information.

Consortium Agreement (Page 51)

On May 20, 2022, the Management Members entered into a consortium agreement with Parent. See “Special Factors—Consortium Agreement” beginning on page 51 for additional information.

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Interim Investors Agreement (Page 52)

Concurrently with the execution and delivery of the Merger Agreement, the Management Members, the Sponsor, Holdco, Parent and Merger Sub entered into an interim investors agreement (the “Interim Investors Agreement”), pursuant to which the parties thereto agreed to certain terms and conditions that will govern the actions of such parties and the relationship among such parties with respect to the Merger. See “Special Factors—Interim Investors Agreement” beginning on page 52 for additional information.

Opinion of the Special Committee’s Financial Advisor (Page 36)

At the meeting of the Special Committee on September 30, 2022, Needham & Company, LLC (“Needham”) delivered its oral opinion, which it subsequently confirmed in writing, to the Special Committee that, as of that date and based upon and subject to the assumptions and other matters described in Needham’s written opinion, the Per Share Merger Consideration to be received by the holders of Shares (other than holders of the Excluded Shares, the Dissenting Shares and Shares represented by ADSs) and the Per ADS Merger Consideration to be received by the holders of ADSs (other than ADSs representing the Excluded Shares), in each case pursuant to the Merger Agreement, was fair, from a financial point of view, to such holders.

The complete text of Needham’s opinion, dated September 30, 2022, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on and scope of the review undertaken by Needham, is attached as Annex C to this proxy statement. Shareholders should read Needham’s opinion carefully and in its entirety for a discussion of the assumptions made, procedures followed, matters considered and qualifications and limitations on and scope of the review undertaken by Needham in rendering its opinion. This summary is qualified in its entirety by reference to the full text of that opinion. Needham provided its opinion for the information and assistance of the Special Committee in connection with and for the purpose of the Special Committee’s evaluation of the transactions contemplated by the Merger Agreement. Needham’s opinion does not address any other aspect of the Merger, or any related transaction, and does not constitute a recommendation to any shareholder of the Company (including any holder of ADSs) as to how that shareholder should vote or act on any matter relating to the Merger.

See “Special Factors—Opinion of the Special Committee’s Financial Advisor” beginning on page 36 for additional information.

Interests of the Company’s Executive Officers and Directors in the Merger (Page 53)

In considering the recommendation of the Special Committee and the Board, the Company’s shareholders should be aware that certain of the Company’s directors and executive officers have interests in the Transactions that are different from, and/or in addition to, the interests of the Company’s shareholders generally. These interests include:

•	the beneficial ownership of equity interests in Holdco by the Management Members as a result of the Merger (if approved and consummated);

•	the potential enhancement or decline of the share value of the Surviving Company, of which the Management Members will have beneficial ownership as a result of the completion of the Merger, and future performance of the Surviving Company;

•	the cash-out of certain Company Options and Company RSUs held by the Company’s independent directors and of certain Vested Company Options held by one director and executive officer;

•	continued indemnification rights, rights to advancement of fees and directors and officers liability insurance, which will continue to be provided to the existing directors and officers of the Company following the completion of the Merger. See “The Merger Agreement—Directors’ and Officers’ Indemnification and Insurance” of this proxy statement;

•	the compensation at a rate of US$6,000 per month for the chairman of the Special Committee (up to a maximum amount of US$60,000) and US$5,000 per month for the other member of the Special Committee (up to a maximum amount of US$50,000), respectively, in exchange for each member’s services in such capacity, the payment of which is not contingent upon the completion of the Merger or the Special Committee’s or the Board’s recommendation of the Merger; and

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•	the expected continuation of service of the executive officers of the Company with the Surviving Company in positions that are substantially similar to their current positions, allowing them to benefit from remuneration arrangements with the Surviving Company.

The Special Committee and the Board were aware of these potential conflicts of interest and considered them, among other matters, in reaching their decisions and recommendations with respect to the Merger Agreement and related matters. Prior to the execution of the Merger Agreement, there have been no discussions with the Company’s directors and executive officers (other than the Management Members) with respect to their compensation in connection with the Transactions or employment with the Surviving Company. See “Special Factors—Interests of Certain Persons in the Merger” beginning on page 52 and “Treatment of Company Share Awards” beginning on page 53 for additional information.

Conditions to the Merger (Page 84)

The consummation of the Merger is subject to the satisfaction or waiver (where permissible under applicable law) of the following conditions:

•	the Merger Agreement, the Plan of Merger and the Transactions being authorized and approved by the affirmative vote of holders of Shares (including Shares represented by ADSs) representing at least two-thirds of the voting power of the Shares present and voting in person or by proxy as a single class at the shareholders meeting or any adjournment or postponement thereof (the “Requisite Company Vote”); and

•	no governmental authority of competent jurisdiction having enacted, issued, promulgated, enforced or entered any law or award, writ, injunction, determination, rule, regulation, judgment, decree or executive order, whether temporary, preliminary or permanent, and no legal proceedings, in each case that has or would have the effect of enjoining, restraining, prohibiting or otherwise making illegal the consummation of the Merger.; and

•	all requisite regulatory approvals shall have been obtained and be in full force and effect.

The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of the Company in the Merger Agreement being true and correct as of the date of the Merger Agreement and as of the closing of the Merger, subject to certain qualifications;

•	the Company having performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by it on or prior to the closing date of the Merger;

•	the holders of no more than 10% of the Shares having validly served and not validly withdrawn a notice of dissent under Section 238(5) of the Cayman Islands Companies Act;

•	there not having been any Company Material Adverse Effect (as defined below) since the date of the Merger Agreement that is continuing; and

•	the Company having delivered to Parent a certificate, dated the closing date, signed by a senior executive officer of the Company, certifying as to the satisfaction of the conditions above.

The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of Parent and Merger Sub in the Merger Agreement being true and correct as of the date of the Merger Agreement and as of the closing of the Merger, subject to certain qualifications;

•	Parent and Merger Sub having performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by each of them on or prior to the closing date of the Merger; and

•	Parent having delivered to the Company a certificate, dated the closing date, signed by an executive officer of Parent, certifying as to the satisfaction of the conditions above.

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Termination of the Merger Agreement (Page 86)

The Merger Agreement may be terminated at any time prior to Effective Time (if by the Company, acting at the direction of the Special Committee):

(a) by mutual written consent of Parent and the Company ;

(b) by either Parent or the Company, if:

•	the Effective Time having not occurred on or before March 31, 2023 or such later date as extended pursuant to the Merger Agreement (the “Long Stop Date”);

•	any governmental authority of competent jurisdiction having enacted, issued, promulgated, enforced or entered any final and non-appealable law or order, or taken any other final and non-appealable action, which has the effect of making consummation of the Transactions illegal or otherwise preventing or prohibiting consummation of the Transactions ; or

•	the Requisite Company Vote having not been obtained at the Shareholders Meeting (as defined below) duly convened therefor and concluded or at any adjournment thereof,

in each case, provided that, this termination right is not be available to any party whose failure to fulfill any of its obligations under the Merger Agreement has been a primary cause of, or resulted in, the failure of the applicable condition(s) being satisfied;

(c) by the Company, upon:

•	a Parent Breach Termination Event;

•	a Parent Failure to Close Termination Event;

•	a Superior Proposal Termination Event; or

•	an Intervening Event Termination Event;

(d) by Parent, upon any Parent Termination Event,

each as defined in the section entitled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 86.

U.S. Federal Income Tax Consequences (Page 57)

The receipt of cash pursuant to the Merger or through the exercise of dissenters’ rights in connection with the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. Special rules will apply if you are a “U.S. Holder” and the Company was or currently is a passive foreign investment company, or “PFIC”. See “Special Factors—U.S. Federal Income Tax Consequences” beginning on page 57. The tax consequences of the Merger or the exercise of dissenters’ rights to you will depend upon your personal circumstances. You should consult your tax advisors for a full understanding of the U.S. federal, state, local, foreign and other tax consequences of the Merger to you.

Cayman Islands Tax Consequences (Page 60)

The Government of the Cayman Islands will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the Company or its shareholders. The Cayman Islands is not party to a double tax treaty with any country that is applicable to any payments made to or by the Company. No taxes, fees or charges will be payable (either by direct assessment or withholding) to the government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the Merger or the receipt of cash for the Shares under the terms of the Merger. This is subject to the qualification that (i) Cayman Islands stamp duty may be payable if any original transaction documents are brought into or executed in the Cayman Islands, and (ii) registration fees will be payable to the Cayman Islands Registrar of Companies to register the Plan of Merger. See “Cayman Islands Tax Consequences” beginning on page 60.

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Regulatory Matters (Page 56)

The Company does not believe that any material federal or state regulatory approvals, filings or notices are required in connection with effecting the Merger other than (a) the approvals, filings or notices required under the federal securities laws and applicable listing rules of NASDAQ, and (b) the filing of the Plan of Merger (and supporting documentation as specified in the Cayman Islands Companies Act) with the Cayman Registrar and, in the event the Merger becomes effective, a copy of the Certificate of Merger being given to the shareholders and creditors of the Company and Merger Sub as at the time of the filing of the Plan of Merger and notice of the Merger being published in the Cayman Islands Government Gazette.

Litigation Related to the Merger (Page 56)

We are not aware of any lawsuit that challenges the Merger, the Merger Agreement or the Transactions.

Accounting Treatment of the Merger (Page 56)

The Merger is expected to be accounted for as a business combination by Parent in accordance with Accounting Standards Codification 805 “Business Combinations”, initially at the fair value of the Company as of the date of the closing of the Merger, which is the date of the acquisition.

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QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE
MERGER

The following questions and answers address briefly some questions you may have regarding the extraordinary general meeting and the Merger. These questions and answers may not address all questions that may be important to you as a shareholder of the Company. Please refer to the more detailed information contained elsewhere in this proxy statement, the annexes to this proxy statement and the documents referred to or incorporated by reference in this proxy statement.

Q:	When and where will the extraordinary general meeting be held?

A:	The extraordinary general meeting will take place on , at a.m. (Cayman Islands Time) at Maples Group, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

Q:	What am I being asked to vote on?

A:	You will be asked to consider and vote on the following proposals:

•	as a special resolution, that the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including (i) the Merger and (ii) the amendment and restatement of the existing memorandum and articles of association of the Company by their deletion in their entirety and the substitution in their place of the new memorandum and articles of association at the Effective Time, in the form attached as Appendix II to the Plan of Merger (the “Adoption of Amended M&A”), be authorized and approved;

•	as a special resolution, that each of the members of the Special Committee be authorized to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger and the Adoption of Amended M&A; and

•	if necessary, as an ordinary resolution, that the extraordinary general meeting be adjourned in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting.

Q:	What is the Merger?

A:	The Merger is a going private transaction pursuant to which the Buyer Group will acquire the Company. Once the Merger Agreement and the Plan of Merger are approved and authorized by the Company’s shareholders and the other closing conditions under the Merger Agreement have been satisfied or waived, Merger Sub will merge with and into the Company, with the Company continuing as the Surviving Company after the Merger. If the Merger is consummated, the Company will continue its operations as a privately held company beneficially owned by Parent and, as a result of the Merger, the ADSs will no longer be listed on NASDAQ.

Q:	When do you expect the Merger to be completed?

A:	We are working toward consummating the Merger as soon as possible and currently expect the Merger to consummate during the first quarter of 2023, after all conditions to the Merger have been satisfied or waived.

Q:	How does the Board recommend that I vote on the proposals?

A:	After careful consideration, and upon the unanimous recommendation of the Special Committee, the Board (other than the Management Members who abstained from the vote) recommends you to vote:

•	FOR the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger and the Adoption of Amended M&A;

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•	FOR the proposal to authorize each of the members of the Special Committee to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger and the Adoption of Amended M&A; and

•	FOR the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting.

Q:	What vote of the Company’s shareholders is required to authorize and approve the Merger Agreement and the Plan of Merger?

A:	An affirmative vote of holders of Shares (including Shares represented by ADSs) representing at least two-thirds of the voting power of the outstanding Shares present and voting (as opposed to total outstanding Shares) in person or by proxy as a single class at the extraordinary general meeting of the Company or any adjournment thereof is required to authorize and approve the Merger Agreement and the Plan of Merger.

Pursuant to the Support Agreement, the Rollover Shareholders have agreed to vote all of the Rollover Shares in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the consummation of the Transactions, which, as of October 26, 2022, collectively represent approximately 16.9% of the voting power of the total issued and outstanding Shares (excluding for the purpose of this calculation, the Shares they may acquire through the exercise of Company share incentive awards within 60 days of the date of this proxy statement).

Q:	What vote of the Company’s shareholders is required to approve the proposal to adjourn the extraordinary general meeting, if necessary, to solicit additional proxies?

A:	An affirmative vote of holders of Shares representing a majority of the voting power of the Shares present and voting in person or by proxy as a single class at the extraordinary general meeting is required.

Q:	How do I vote if my Shares are registered in my name?

A:	If Shares are registered in your name as of 5 p.m. Cayman Islands time on (the “Share Record Date”), you should simply indicate on your proxy card how you want to vote, and sign and mail your proxy card in the accompanying return envelope as soon as possible so that it is received by the Company no later than a.m. (Cayman Islands Time), , being 48 hours before the time appointed for the extraordinary general meeting, which is the deadline to lodge your proxy card for it to be valid, so that your Shares may be represented and voted at the extraordinary general meeting.

Alternatively, you can attend the extraordinary general meeting and vote in person. If your Shares are held by your broker, bank or other nominee, please see below for additional information.

Q:	How do I vote if I own ADSs?

A:	If you own ADSs as of the close of business in New York City on the ADS Record Date, you cannot vote at the extraordinary general meeting directly, but you may instruct the ADS Depositary (as the holder of Shares underlying your ADSs) (either directly if ADSs are held directly on the books and records of the ADS Depositary or indirectly through a bank, brokerage or other securities intermediary if ADSs are held by any of them on behalf of a holder of ADSs) how to vote the Shares underlying your ADSs by completing and signing the ADS voting instruction form and returning it in accordance with the instructions printed on it as soon as possible. The ADS Depositary must receive such instructions no later than p.m. (New York City time) on in order to ensure the Shares underlying your ADSs are properly voted at the extraordinary general meeting.

Alternatively, if you own ADSs as of the close of business in New York City on the ADS Record Date, you may vote at the extraordinary general meeting directly if you surrender your ADSs for cancellation to the ADS Depositary and become a holder of the Shares underlying your ADSs prior to the close of business in the Cayman Islands on the Share Record Date.

Q:	If my Shares or ADSs are held in a brokerage, bank or other securities account, will my broker, bank or other securities intermediary vote my Shares or ADSs on my behalf?

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A:	Your broker, bank or other securities intermediary will only vote your Shares or give voting instruction with respect to Shares underlying your ADSs on your behalf if you instruct it how to vote. Therefore, it is important that you promptly follow the directions provided by your broker, bank or other securities intermediary regarding how to instruct it to vote your Shares or ADSs. If you do not instruct your broker, bank or other securities intermediary how to vote your Shares that it holds, those Shares or ADSs will not be voted.

Q:	What will happen if I abstain from voting or fail to vote on the proposal to authorize and approve the Merger Agreement?

A:	If you abstain from voting, fail to cast your vote in person, fail to complete and return your proxy card in accordance with the instructions set forth on the proxy card, or fail to give voting instructions to the ADS Depositary, your broker, bank, or other securities intermediary, your vote will not be counted.

Q:	May I change my vote?

A:	Yes. If you are a holder of Shares, you may change your vote in one of the following three ways:

•	First, you may revoke a proxy by written notice of revocation given to the chairman of the extraordinary general meeting at least two hours before the commencement of the extraordinary general meeting. Any written notice revoking a proxy should also be sent to the Company’s offices at __________________________________, Attention: Investor Relations Department, at least two hours before the commencement of the extraordinary general meeting.

•	Second, you may complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to the Company so that it is received by the Company no later than a.m. (Cayman Islands Time) on , being 48 hours before the time appointed for the extraordinary general meeting which is the deadline to lodge your proxy card.

•	Third, you may attend the extraordinary general meeting and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the shareholder actually votes at the extraordinary general meeting.

Holders of ADSs may revoke their voting instructions by notification to the ADS Depositary in writing at any time prior to ____ p.m. (New York City time) on  ______________. A holder of ADSs can do this in one of two ways:

•	First, a holder of ADSs can revoke its voting instructions by written notice of revocation timely delivered to the ADS Depositary.

•	Second, a holder of ADSs can complete, date and submit a new ADS voting instruction form to the ADS Depositary bearing a later date than the ADS voting instruction form sought to be revoked.

If you hold your Shares or ADSs through a broker, bank or other securities intermediary and you have instructed your broker, bank or other securities intermediary to vote your Shares or ADSs, you must follow directions received from the broker, bank or other securities intermediary to change your instructions.

Q:	What should I do if I receive more than one set of voting materials?

A:	If you are a holder of record and your Shares or ADSs are registered in more than one name, you will receive more than one proxy or voting instruction or voting instruction card. Please submit each proxy card that you receive.

Q:	If I am a holder of certificated Shares or ADRs, should I send in my Share certificates or my ADRs now?

A:	No, please do NOT send in your certificates or ADRs now. After the Merger is completed, holders of certificated Shares will be sent a form of letter of transmittal with detailed written instructions for exchanging your share certificates for the Per Share Merger Consideration. Similarly, after the Merger is completed, ADR holders will be sent a form of letter of transmittal with detailed written instructions for exchanging your ADRs for the Per ADS Merger Consideration.

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All holders of uncertificated Shares and uncertificated ADSs whose Shares or ADSs are held in book entry will automatically receive their net merger consideration shortly after the Merger is completed without any further action required on the part of such holders. If your ADSs are held in a securities account with a broker or other securities intermediary, your broker or other securities intermediary will credit the net merger consideration to your account.

Q:	Am I entitled to dissenters’ rights?

A:	Shareholders who dissent from the Merger will have the right to receive payment of the fair value of their Shares as determined by the Grand Court of the Cayman Islands in accordance with Section 238 of the Cayman Islands Companies Act if the Merger is consummated, but only if they deliver to the Company, before the vote to authorize and approve the Merger is taken at the extraordinary general meeting, a written objection to the Merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Act for the exercise of dissenters’ rights, a copy of which is attached as Annex D to this proxy statement. The fair value of each of their Shares as determined by the Grand Court of the Cayman Islands under the Cayman Islands Companies Act could be more than, the same as, or less than the Per Share Merger Consideration they would receive pursuant to the Merger Agreement if they do not exercise dissenters’ rights with respect to their Shares.

ADS holders will not have the right to exercise dissenters’ rights and receive payment of the fair value of the Shares underlying their ADSs. The ADS Depositary will not attempt to exercise any dissenters’ rights with respect to any of the Shares that it holds, even if an ADS holder requests the ADS Depositary to do so. ADS holders wishing to exercise dissenters’ rights must surrender their ADSs to the ADS Depositary for cancellation, pay the ADS Depositary’s fees required for the cancellation of their ADSs, provide instructions for the registration of the corresponding Shares in the Company’s register of members, and certify that they have not given, and will not give, voting instructions as to their ADS (or, alternatively, that they will not vote the corresponding Shares) before              a.m. (New York City time) on ________________, and become registered holders of Shares prior to the vote to authorize and approve the Merger is taken at the extraordinary general meeting. Thereafter, such former ADS holders must comply with the procedures and requirements for exercising dissenters’ rights with respect to the Shares under Section 238 of the Cayman Islands Companies Act.

We encourage you to read the section of this proxy statement entitled “Dissenters’ Rights” beginning on page 91 as well as “Annex D—Cayman Islands Companies Act (As Revised)—Section 238” to this proxy statement carefully. This proxy statement is not to be construed or taken as legal advice on Cayman Islands law. Shareholders who wish to exercise any rights under Section 238 of the Cayman Islands Companies Act, or otherwise, should obtain their own copy of the complete Cayman Islands Companies Act and seek legal advice from a law firm authorized to practice Cayman Islands law without delay.

Q:	What do I need to do now?

A:	We urge you to read this proxy statement carefully, including its annexes, exhibits, attachments and the other documents referred to or incorporated by reference herein and to consider how the Merger affects you as a shareholder. After you have done so, please vote as soon as possible.

Q:	Will any proxy solicitors be used in connection with the extraordinary general meeting?

A:	Yes. To assist in the solicitation of proxies, the Company has engaged__________________.

Q:	Who can help answer my questions?

A:	If you have any questions about the Merger or if you need additional copies of this proxy statement or the accompanying proxy card, you should contact our Investor Relations Department at +408-987-5920.

In order for you to receive timely delivery of any additional copy of this proxy statement or the accompanying proxy card in advance of the extraordinary general meeting, you must make your request no later than ten days prior to the date of the extraordinary general meeting.

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SPECIAL FACTORS

Background of the Merger

Most of the events leading to the execution of the Merger Agreement described in this Background of the Merger occurred primarily in China. Therefore, all dates and times referenced in this Background of the Merger refer to China Standard Time except as indicated otherwise.

The Board and senior management of the Company periodically review the Company’s long-term strategic plans with the goal of maximizing shareholder value. As part of this ongoing process, the Board and senior management of the Company also have, from time to time, considered strategic corporate transactions that may be available to the Company with the objective of increasing shareholder value, including potential commercial and strategic business partnerships, acquisition transactions, new business lines, and capital market events.

On March 14, 2022, Parent (together with its affiliated investment entities, “Forebright”) submitted to the Board a preliminary non-binding proposal letter (the “Original Proposal”, and together with the Updated Proposal and Further Updated Proposal, each as defined below, collectively, the “Proposal”), proposing to acquire all of the outstanding Shares (including Shares represented by ADSs) of the Company for US$5.50 per ADS or US$0.11 per Share in cash (the “Proposed Transaction”). The Original Proposal also stated that Forebright intended to fund the Proposed Transaction with a combination of debt and fully committed equity capital, and that Forebright hoped the members of the Company’s management would join Forebright in the Proposed Transaction and continue to lead the Company after the completion of the Proposed Transaction.

On March 17, 2022 (Cayman Islands Time), the Board held a meeting via conference telephone call to discuss the Original Proposal. Representatives of Maples and Calder (Cayman) LLP (“Maples”), as Cayman Islands legal counsel to the Company, made a presentation to the members of the Board on directors’ fiduciary duties and duties of care under the laws of the Cayman Islands. Representatives of Gibson, Dunn & Crutcher LLP (“Gibson Dunn”), as U.S. legal counsel to the Company with respect to SEC and NASDAQ compliance matters, explained to the members of the Board the principal terms and conditions set forth in the Original Proposal. During the meeting, the attending directors discussed the need to establish a special committee of the Board, composed solely of independent and disinterested directors of the Company, to review and evaluate the Proposed Transaction in light of Forebright’s invitation for management members of the Company to join in the Proposed Transaction and continue to lead the Company after the completion of the Proposed Transaction, which, if the members of the Company’s management team later determined to act on the offer, would result in a potential conflict of interest of such management members. After the discussion, the Board determined that it was in the best interests of the Company and its shareholders to establish a special committee consisting solely of independent directors (the “Special Committee”) to consider the Proposal. Messrs. Lawrence Lin and Ji Liu, were then designated to the members of the Special Committee, with Mr. Lawrence Lin serving as the chairman of the Special Committee. The Board then unanimously granted the Special Committee the full power and authority to, among other things, (i) exercise all of such powers and authority as may be necessary or advisable to permit the Special Committee to effectively assist the Board in determining whether the Proposal or any alternative transaction that may be available to the Company (each such alternative transaction, an “Alternative Transaction”) is fair to and in the best interests of the Company’s shareholders, (ii) retain, at the Company’s expense, such financial, legal and other advisers as the Special Committee may deem to be necessary or appropriate, (iii) cause the Company to pay all reasonable expenses incurred by the Special Committee, including the fees and expenses of its financial, legal and other advisers, and (iv) for and on behalf of the Company, take and cause to be taken such actions, and make, sign, execute, acknowledge and deliver and cause to be made, signed, executed, acknowledged and delivered such agreements, certificates, orders, directions, requests, receipts and other instruments, as the Special Committee may deem to be necessary or appropriate to give effect to the authorizations and such other foregoing resolutions and to perform the terms and provisions of each document delivered pursuant to any of the foregoing resolutions. The Board also resolved that each Special Committee member shall be entitled to additional compensation to be later determined by the Board and be reimbursed by the Company for all out-of-pocket expenses incurred by such Special Committee member in connection with his service on the Special Committee.

On March 18, 2022 (Cayman Islands Time), the Company issued a press release regarding its receipt of the Original Proposal and the Proposed Transaction, as well as the formation of the Special Committee, and furnished the press release to the SEC as an exhibit to its current report on Form 6-K.

Following its formation, the Special Committee considered and interviewed law firms, including Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), to act as U.S. legal counsel to the Special Committee. Noting the fact that Skadden had extensive experience in advising China-based issuers and/or independent committees of such issuers’ board of directors in sale of control and other significant corporate transactions, and that Skadden had no material relationship with Forebright, the Company or the Company’s management members, the Special Committee decided to retain Skadden to act as its U.S. legal counsel in connection with its review and evaluation of the Proposed Transaction and Alternative Transactions.

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During the same period of time, the Special Committee considered and interviewed financial advisory firms, including Needham, to act as independent financial advisor to the Special Committee. After considering the extensive experience of Needham in advising issuers and/or independent committees of such issuers’ board of directors in sale of control and other significant corporate transactions, its strong reputation and knowledge of the industry in which the Company operates, as well as the fact that Needham had no material relationship with Forebright, the Company or the Company’s management members in the past two years, the Special Committee decided to retain Needham as its independent financial advisor in connection with the review and evaluation of the Proposal or any Alternative Transaction and to provide the Special Committee with such financial and market related advice and assistance as may be appropriate in connection with the Proposal or any Alternative Transaction.

On March 25, 2022 (Cayman Islands Time), the Company issued a press release announcing the engagement by the Special Committee of Needham as its independent financial advisor and Skadden as its U.S. legal counsel, and later furnished the press release to the SEC as an exhibit to its current report on Form 6-K.

On March 30, 2022, the Special Committee convened an organizational meeting via conference telephone call with representatives of Needham, Skadden and Maples. During the meeting, the Special Committee discussed with Needham, Skadden and Maples the general process for its review and consideration of the Proposal. As directed by the Special Committee, representatives of Needham provided a summary of their roles and proposed work plan in assisting the Special Committee in its assessment of the Proposal, which covered the financial due diligence on, and financial analyses of, the Company, communications with Forebright and the preparation for a market check and bidder outreach process should it be deemed advisable by the Special Committee. Representatives of Skadden then made an introduction to the Special Committee of the U.S. securities laws and SEC regulations with respect to the roles and purposes of the Special Committee in connection with its review and evaluation of the Proposed Transaction, and discussed with the members of the Special Committee the best practice for them to discharge their duties with respect thereto. Representatives of Maples then explained the fiduciary duties and duties of care to be discharged by the members of the Special Committee in connection with their review and evaluation of the Proposal and Proposed Transaction under the Cayman Islands law and the memorandum and articles of the Company. Representatives of Needham also reported to the Special Committee the receipt of a draft non-disclosure agreement from Forebright, and Forebright’s request to conduct due diligence on the Company.

After discussion, the Special Committee directed (i) Needham to work with the Company to proceed with its financial due diligence on the Company, and report to the Special Committee its preliminary findings when available, which the Special Committee intended to use to develop its plan to negotiate with Forebright and determine whether to initiate a market check and bidder outreach process, and (ii) Skadden to negotiate and agree on behalf of the Company on the form of the non-disclosure agreement with Forebright.

After the meeting, Skadden prepared a draft non-disclosure agreement, which it sent to Forebright on April 1, 2022. Forebright sent back to Skadden its comments to the draft non-disclosure agreement on the same date.

On April 6, 2022, the Special Committee convened a meeting via conference telephone call. Representatives of Needham reviewed with the Special Committee the preliminary financial due diligence findings of Needham, the results of discussions with the Company’s management team with respect to the Company’s historical and projected financial results and various methodologies that Needham intended to use in its financial analyses. The Special Committee next discussed with Needham and Skadden certain matters in relation to such financial analyses, including certain financial projections prepared by the management of the Company and the assumptions and various methodologies intended to be used by Needham. Representatives of Skadden then reported to the Special Committee the negotiation of the non-disclosure agreement and reviewed the comments provided by Forebright with the Special Committee. Finally, representatives of Needham discussed with the Special Committee the selection of a group of strategic and financial buyer candidates for a market check and bidder outreach process to explore potential alternative transactions, and the criteria to be taken into consideration by Needham in connection with such selection.

On April 7, 2022, the Company, at the direction of the Special Committee, entered into a non-disclosure agreement with Forebright (the “NDA”) that contained customary confidentiality and standstill terms, which would allow Forebright to conduct due diligence on the Company.

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On April 8, 2022, the Special Committee convened a meeting via conference telephone call with representatives of Needham and Skadden and the Company’s management. Representatives of Needham updated the Special Committee on the status of its financial analyses, including certain preliminary valuation considerations, and discussed with the Special Committee and representatives of Skadden the potential market check and bidder outreach process. Based on these discussions, the Special Committee resolved to conduct a market check and bidder outreach process to explore potential alternative transactions for the Company, and directed Needham to proceed with the market check and bidder outreach process and contact 25 candidates, including 16 strategic buyers and nine financial investors, proposed by Needham. The Special Committee also directed Needham to reach out to Forebright with respect to its funding plan and due diligence request, and Skadden to discuss with the Company’s legal counsel regarding the potential regulatory approvals in connection with the Proposed Transaction.

From April 8, 2022 through late June 2022, Skadden reviewed and discussed with the Company’s legal counsel potential applicable regulatory approval in connection with the Proposed Transaction.

On April 13, 2022 (Cayman Islands Time), the Board resolved to authorize (i) a monthly compensation of US$6,000, up to a maximum amount of US$60,000, to Mr. Lawrence Lin and a monthly compensation of US$5,000, up to a maximum amount of US$50,000, to Mr. Ji Liu for their time and services to the Company in their capacity as members of the Special Committee; and (ii) that the Company, to the fullest extent permitted by the applicable law and the Company’s memorandum and articles of association, to indemnify the members of the Special Committee from, and provide advancement or disbursement of expenses against, all of the expenses, liabilities or other matters referred to in or covered by such applicable law or memorandum and articles of association, and pursuant to any director and officer liability insurance policies maintained by the Company or its subsidiaries.

On April 29, 2022, the Special Committee convened a meeting via conference telephone call. Representatives of Needham reported to the Special Committee that, as of April 28, 2022, nine strategic buyers and three financial investors confirmed with Needham that they were not interested in a transaction with the Company, and among the remaining candidates, Needham had engaged in discussions with three. The Special Committee discussed in detail with representatives of Needham and Skadden the feedback Needham received from, and background information with respect to, the three candidates, including their requests for access to the Company’s material non-public information for due diligence and internal analysis purposes. After considering the status of Needham’s communication with each of the three candidates, and other factors including the market positioning of each candidate and its competitive relationship with the Company, the Special Committee resolved and instructed Needham to follow up with the candidates to seek preliminary offers for a potential transaction based on publicly available information of the Company.

Representatives of Needham then provided the Special Committee with a summary of key matters discussed during its communication with Forebright in relation to the Proposed Transaction, including Forebright’s request to (i) enter into an exclusivity agreement with the Company with respect to the Proposed Transaction, and (ii) seek approval from the Special Committee, pursuant to the terms of the NDA, for Forebright to reach out to Messrs. Du and Kuo to discuss the formation of a potential buyer consortium for the purpose of effectuating the Proposed Transaction. The Special Committee engaged in an extensive discussion with representatives of Needham and Skadden, and, taking into consideration various factors, including the status of the ongoing market check and bidder outreach process, the Special Committee resolved that (i) the Company would not enter into an exclusivity agreement with Forebright at this stage of negotiation, and (ii) the Special Committee would approve the communication between Forebright and Messrs. Du and Kuo for the formation of a potential buyer consortium, provided that Forebright must submit to the Special Committee beforehand any consortium agreement or such other agreements or arrangements in similar nature to be entered into between Forebright and each of Messrs. Du and Kuo for the Special Committee’s approval prior to its execution. The Special Committee then directed Needham to convey the same to Forebright.

After being informed of the Special Committee’s position on May 3, 2022, representatives of Forebright approached Messrs. Du and Kuo and expressed Forebright’s interest in forming a buyer consortium with Messrs. Du and Kuo for the purpose of effectuating the Proposed Transaction. Over the course of May 2022, representatives of Forebright had various discussions with Messrs. Du and Kuo regarding the formation of a buyer consortium in connection with the Proposed Transaction.

On May 16, 2022, Gibson Dunn sent to Skadden for the Special Committee’s review and approval a draft conflict waiver letter to allow Gibson Dunn to represent Mr. Du, Mr. Kuo and Forebright in connection with the Proposed Transaction if they formed a buyer consortium in light of Gibson Dunn’s services for the Company.

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On May 17, 2022, the Special Committee held a meeting via conference telephone call. Representatives of Needham reported to the Special Committee that, since the Special Committee meeting on April 29, 2022, (i) no new bidder had emerged, (ii) none of the candidates contacted by Needham for a preliminary offer for a potential transaction had expressed interest to provide a preliminary offer based on publicly available information of the Company solely, and (iii) one financial investor Needham contacted during the earlier bidder outreach process responded and expressed interest in discussing a potential transaction with the Company. The Special Committee directed Needham to follow up with this financial investor to seek a preliminary offer in relation to a potential transaction based on publicly available information regarding the Company, but the financial investor did not subsequently make any proposal with respect to an alternative transaction involving the Company. Representatives of Needham next updated the Special Committee on the progress of its financial analyses, and the Special Committee directed the management team of the Company to submit the Company’s financial projections for the Special Committee’s review. Representatives of Skadden then reviewed with the Special Committee the draft conflict waiver letter provided by Gibson Dunn, and after due consideration of relevant facts, including among others (i) the Special Committee had approved the communication between Forebright and Mr. Du and Mr. Kuo for the formation of a potential buyer consortium, and (ii) the Special Committee had retained Skadden to represent the Special Committee for its review and evaluation of the Proposed Transaction on behalf of the Company, the Special Committee resolved to authorize and approve the execution and delivery by the Company of the conflict waiver letter. On the same day, the chairman of the Special Committee, on behalf of the Company, executed the conflict waiver letter.

Following the execution and delivery of the conflict waiver letter, the Buyer Group engaged Gibson Dunn as its U.S. legal counsel in connection with the Proposed Transaction.

On May 17, 2022, Gibson Dunn shared with Skadden a draft consortium agreement among Mr. Du, Mr. Kuo and Forebright for the Special Committee’s review. Skadden reverted with comments on May 18, 2022 and finalized the consortium agreement with Gibson Dunn.

On May 20, 2022, the Special Committee held a meeting via conference telephone call. Representatives of the Company’s management reviewed in detail the Company’s financial projections prepared by the management team of the Company (the “May Financial Projections”, which financial projections are summarized under “Special Factors—Certain Financial Projections”), including the underlying assumptions relied on by the management team of the Company for the preparation thereof. The Special Committee raised various questions and had extensive discussions with the management representatives with respect to the estimation of, and certain key assumptions underlying, the May Financial Projections, including the management team’s estimations with respect to the macroeconomic and industry environments as well as the Company’s business operations. Based on these discussions, the Special Committee authorized Needham to conduct its financial analyses on the basis of the May Financial Projections.

On the same date, Gibson Dunn shared with Skadden the executed consortium agreement (the “Consortium Agreement”).

Later on the same date, Messrs. Du and Kuo and Parent (the “Buyer Consortium”) jointly submitted an updated preliminary non-binding proposal letter (the “Updated Proposal”) to the Board reflecting the proposal to acquire all of the outstanding Shares of the Company (including Shares represented by ADSs) that are not already owned by the Buyer Consortium or otherwise rolled over, for a purchase price of US$5.50 per ADS (or US$0.11 per Share) in cash, subject to certain conditions. The Updated Proposal also stated that the members of the Buyer Consortium had agreed to work exclusively with each other in pursuing the Proposed Transaction and they do not intend to sell their Shares or ADSs to any third party or support any competing bid while remaining a member of the Buyer Consortium.

On May 20, 2022 (Cayman Islands Time), the Company issued a press release regarding its receipt of the Updated Proposal, and furnished the press release to the SEC as an exhibit to its current report on Form 6-K.

On May 30, 2022, Gibson Dunn provided Skadden with an initial draft of the Merger Agreement.

On June 3, 2022, Messrs. Du and Kuo filed a Schedule 13D with the SEC in connection with the Updated Proposal and the Consortium Agreement.

On June 7, 2022, the Special Committee convened a meeting via conference telephone call. Representatives of Needham updated the Special Committee on the status of its financial analyses, and provided a market update and preliminary illustrative financial analyses that included a selected companies analysis and discounted cash flow analysis that used substantially the same sources and methodologies as described under “Special Factors—Opinion of the Special Committee’s Financial Advisor”. The preliminary illustrative selected companies analysis also contained, for market update purposes in response to questions from members of the Special Committee, data with respect to three small cap semiconductor companies. In preparing the preliminary illustrative financial analyses, Needham used and relied on the May Financial Projections provided by the Company’s management and summarized under “Special Factors—Certain Financial Projections”. The preliminary illustrative financial analyses did not constitute, or form the basis of, an opinion of Needham with respect to the merger consideration, and were based on economic, monetary, market and other conditions as in effect on, and the information made available to Needham as of June 6, 2022. For additional information regarding the preliminary illustrative financial analyses, see “Draft Discussion Materials prepared by Needham & Company, LLC for discussion with the special committee of the board of directors of the Company, dated June 7, 2022” filed as Exhibit (c)(3) to the Company’s transaction statement on Schedule 13E-3. Representatives of Skadden discussed with the Special Committee key issues in the draft Merger Agreement and the effect and implications of various positions as to those key issues, and offered recommendations regarding the positions to be taken by the Special Committee. The Special Committee and Skadden discussed, among other things, (i) the approach to be taken by the Company on the risk allocation between the Company and the Buyer Group with respect to certain potential requisite regulatory approvals in relation to the Proposed Transaction, and the termination rights and termination fees in relation thereto, (ii) the additional shareholder approval requirement that the majority of shares held by the shareholders unaffiliated to the Buyer Group shall be voted in favor of the Proposed Transaction (the so-called “majority of the minority shareholders’ approval” condition), (iii) the request by the Buyer Group to use a certain amount of the Company’s available unrestricted cash as a source of funding for the merger consideration (the “Company Cash Requirement”), (iv) the approach to be taken by the Company with respect to the “non-solicitation” obligation and the “fiduciary out” in relation to potential third-party bidders, (v) the Company’s position with respect to its representations, warranties and covenants to be made in the Merger Agreement, (vi) the request by the Buyer Group to incorporate a Buyer Group closing condition that the holders of no more than 5% of the Company’s Shares shall have validly served and not validly withdrawn a notice of dissent under the Cayman Islands Companies Act, and (vii) certain termination rights of the parties and the applicable termination fees in relation thereto other than failure of obtaining regulatory approvals. Based on these discussions, the Special Committee instructed Skadden to circulate to the Buyer Group and Gibson Dunn a revised draft of the Merger Agreement.

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On June 9, 2022, Skadden provided Gibson Dunn with a revised draft of the Merger Agreement, which reflected changes as per discussion with the Special Committee, such as (i) the incorporation of the Buyer Group’s obligation to collaborate with the Company to obtain any such requisite regulatory approvals required to be obtained in connection with the Proposed Transaction, the failure of which will trigger the termination fee to be paid by the Buyer Group in relation thereto, (ii) the incorporation of the “majority of the minority shareholders’ approval” condition to the Proposed Transaction, (iii) the removal of the Company Cash Requirement, (iv) the incorporation of the Company’s termination rights as a part of the “fiduciary out” should an “Intervening Event” happen, (v) the removal of dissenting shareholders threshold as a Buyer Group closing condition to the Proposed Transaction, and (vi) the incorporation of certain materiality and other applicable qualifiers to the Company’s representations, warranties and covenants that are customary for similar transactions.

On June 20, 2022, Gibson Dunn provided Skadden with a draft Equity Commitment Letter, a draft Support Agreement and a draft Limited Guarantee (collectively, the “Ancillary Documents”). On July 13, 2022, Skadden reverted comments on the Ancillary Documents.

From mid-June to mid-July 2022, representatives of the Buyer Group, with assistance from Gibson Dunn and Fangda Partners, legal counsel to the Buyer Group with respect to the debt financing matter (“Fangda”), had extensive discussions with representatives of Credit Suisse regarding debt financing for the Proposed Transaction.

On July 19, 2022, the Buyer Group received from Credit Suisse an initial draft of the Debt Commitment Letter prepared by Clifford Chance, counsel to Credit Suisse.

On July 21, 2022, the Special Committee convened a meeting via conference telephone call. Representatives of Needham provided an update on the status of its financial analyses. After discussion with representatives of Needham and Skadden, the Special Committee instructed Needham to reach out to the Buyer Group to seek an improved purchase price for the Proposed Transaction. The Special Committee then discussed with representatives of Skadden certain matters negotiated between Skadden and Gibson Dunn with respect to the Merger Agreement and Ancillary Documents, and instructed Skadden to continue its negotiation with Gibson Dunn.

On July 22, 2022, Gibson Dunn provided Skadden with an updated draft of the Merger Agreement.

On July 29, 2022 (Cayman Islands Time), the Company announced its financial results for the quarter ending June 30, 2022. Following such announcement, the management team of the Company provided to Needham draft revised financial projections reflecting adjustments the management team proposed to make to the Company’s May Financial Projections to reflect, among others, management’s latest estimates based on the Company’s operating results as of and for the six months ended June 30, 2022 and factors expected to affect future operating results.

On August 3, 2022, Clifford Chance sent representatives of the Buyer Group a draft debt financing term sheet, reflecting the terms under discussions between the Buyer Group and Credit Suisse, and certain ancillary debt financing documents.

Over the course of August and September 2022, representatives of the Buyer Group, Gibson Dunn and Fangda had multiple rounds of negotiations with representatives of Credit Suisse and Clifford Chance on terms and conditions of the Facilities including debt financing term sheet and certain ancillary debt financing documents.

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On August 5, 2022, the Special Committee convened a meeting via conference telephone call. Representatives of Needham updated the Special Committee regarding Needham’s outreach to the Buyer Group, in which Needham proposed a meeting to discuss a potential improvement to the purchase price for the Proposed Transaction, but received no response from the Buyer Group and no such discussion was held. Representatives of Needham then reviewed with the Special Committee the key adjustments to projected revenues and net income made by the management team in its draft revised financial projections of the Company as compared to the May Financial Projections approved by the Special Committee for Needham’s use for its valuation analyses. Following extensive discussions, the Special Committee instructed Needham to use, when available, the revised financial projections in its financial analyses and to update its financial analyses before further engaging the Buyer Group to discuss the purchase price. In light of the revised financial projections, the Special Committee and the representatives of Needham discussed the possibility of the Buyer Group seeking a downward adjustment to the then-current offer price and decided that it would be in the Company’s best interest to timely enter into definitive transaction documents with the Buyer Group. In this regard, the Special Committee directed Needham to reach out to the Buyer Group for updates with respect to its efforts to secure financing for the Proposed Transaction.

Representatives of Skadden then discussed with the Special Committee the key remaining issues in the updated draft of the Merger Agreement and the effect and implications of various positions as to those issues. The Special Committee and representatives of Skadden discussed, among other things, (i) the “majority of the minority shareholders’ approval” condition, (ii) the Company Cash Requirement reinstated by the Buyer Group, (iii) the removal by the Buyer Group of the Company’s termination rights should an “Intervening Event” happen, (iv) the request by the Buyer Group to include a Buyer Group closing condition that the holders of no more than 10% of the Company’s Shares shall have validly served and not validly withdrawn a notice of dissent under the Cayman Islands Companies Act, and (v) the amount of termination fees. Based on these discussions, the Special Committee instructed Skadden to circulate to the Buyer Group and Gibson Dunn a revised draft of the Merger Agreement.

On the same date, Skadden provided Gibson Dunn with comments to the draft Merger Agreement, including among others, (i) the removal of the Company Cash Requirement, (ii) the re-incorporation of the Company’s termination rights as a part of the “fiduciary out” should an “Intervening Event” happen, (iii) the removal of the Buyer Group closing condition in relation to the dissenting shareholders, and (iv) the proposal of a company termination fee of US$3 million and buyer group termination fee of US$6 million.

On August 10, 2022, management of the Company provided Needham with its finalized updated financial projections for the Company for the fiscal year ending December 31, 2022 through the fiscal year ending December 31, 2026 (the “Updated Financial Projections”, which financial projections are also summarized under “Special Factors—Certain Financial Projections”). Such Updated Financial Projections were also provided to the Special Committee.

On September 2, 2022, Gibson Dunn provided Skadden with updated drafts of Ancillary Documents.

On September 19, 2022, the Buyer Consortium submitted a revised preliminary non-binding proposal letter (the “Further Updated Proposal”) to the Board to reduce the proposed purchase price for the Proposed Transaction from US$5.50 per ADS or US$0.11 per Share in cash to US$4.90 per ADS or US$0.098 per Share in cash. In the Further Updated Proposal, the Buyer Consortium also stated that its decision to revise the proposed purchase price for the Proposed Transaction was necessitated by the deteriorating market conditions facing the Company, including the Company’s weaker financial and operational performance, the general economic slowdown globally and the challenges in the macroeconomic environment, the adverse impact of measures implemented by Chinese government to control the spread of COVID-19 (including travel restrictions, quarantines, and temporary shutdowns of businesses) on China’s economy as well as the Company’s business, financial condition and results of operation, and the significant volatility in the global financial markets recently, including tightening of liquidity in credit markets.

Later on the same day, the Company issued a press release regarding its receipt of the Further Updated Proposal, and furnished the press release to the SEC as an exhibit to its current report on Form 6-K.

On September 20, 2022, the Special Committee held a meeting via conference telephone call to discuss with Needham and Skadden the Further Updated Proposal. Representatives of Needham updated the Special Committee with respect to its communication with the Buyer Group in connection with the Further Updated Proposal, and reviewed with the Special Committee reasons set forth in the Further Updated Proposal. The Special Committee discussed the Further Updated Proposal with representatives of Needham and Skadden extensively, and resolved that, in light of the recent developments, including among others current market volatilities and uncertainties, it would be in the Company’s best interest to timely enter into a definitive Merger Agreement while seeking the highest purchase price reasonably achievable for the Unaffiliated Security Holders. In this regard, the Special Committee directed Needham to reach out to the Buyer Group to negotiate for an improved price, and Skadden to work with Gibson Dunn to negotiate and finalize the transaction documents.

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On the same date, Gibson Dunn provided Skadden with an updated draft of the Merger Agreement.

Later on the same date, Messrs. Du and Kuo filed an amendment to the Schedule 13D with the SEC in connection with the Further Updated Proposal.

On September 21, 2022, Skadden shared with Gibson Dunn comments to the Merger Agreement and Ancillary Documents.

From September 21, 2022 through September 29, 2022, Skadden and Gibson Dunn continued to negotiate and exchange drafts of the Merger Agreement and Ancillary Documents to narrow down the remaining open issues with the view to finalizing the Merger Agreement and the Ancillary Documents, including reaching agreement on the inclusion of, among other things, (i) a Buyer Group closing condition that the holders of no more than 10% of the Company’s Shares shall have validly served and not validly withdrawn a notice of dissent under the Cayman Islands Companies Act, (ii) the Company’s rights to withdraw from the Proposed Transaction due to an “Intervening Event”, and (iii) the Company Cash Requirement subject to certain limitations, restrictions and a “no-breach-liability” protection for the benefit of the Company, as well as the agreement to have the Forebright Fund guarantee the funding obligations of the Sponsor under the Equity Commitment Letter.

On September 26, 2022, Gibson Dunn sent to Skadden draft Debt Commitment Letter to be issued by Credit Suisse to Parent for the Special Committee’s review and reference.

On September 27, 2022, Gibson Dunn shared with Skadden updated drafts of the Merger Agreement and Ancillary Documents, which included an improved purchase price of US$5.00 per ADS or US$0.10 per Share. Gibson Dunn also conveyed to Skadden that such improved purchase price constituted the Buyer Group’s “best and final offer”, conditioned upon the Special Committee agreeing to the other terms set forth in the revised transaction documents. On the same date, Gibson Dunn also shared with Skadden the draft debt financing term sheet.

On September 30, 2022, the Special Committee convened a meeting via conference telephone call together with representatives of Needham and Skadden. Representatives of Needham reviewed and discussed its financial analyses with respect to the Company and the Merger and then delivered the oral opinion of Needham, subsequently confirmed in writing, to the Special Committee to the effect that, as of September 30, 2022 and based on and subject to the assumptions and other matters described in Needham’s written opinion, the Per Share Merger Consideration of US$0.10 to be received by the holders of Shares (other than holders of the Excluded Shares, the Dissenting Shares and Shares represented by ADSs) and the Per ADS Merger Consideration of US$5.00 to be received by the holders of ADSs (other than the holders of ADSs representing Excluded Shares), in each case pursuant to the Merger Agreement, was fair, from a financial point of view, to such holders. The full text of Needham’s written opinion dated September 30, 2022, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on and scope of the review undertaken by Needham, is attached as Annex C to this proxy statement. Representatives of Skadden then summarized for the Special Committee the key terms and final resolution of the issues that had been negotiated in the Merger Agreement and Ancillary Documents. After considering the proposed terms of the Merger Agreement and the Ancillary Documents and the various presentations of Needham and Skadden, including receipt of Needham’s oral opinion, and taking into account the other factors described below under the section entitled “Special Factors— Reasons for the Merger and Recommendation of the Special Committee and the Board”, the Special Committee then unanimously (i) determined that the terms of the Merger Agreement, the Plan of Merger and Limited Guarantee and the Proposed Transactions are fair to, and in the best interests of, the Company and the Unaffiliated Security Holders and (ii) recommended the approval and authorization of the Merger Agreement, the Plan of Merger and the Limited Guarantee substantially in the form presented to the Special Committee, and recommended the approval of the consummation of the Transactions by the shareholders of the Company, and unanimously recommended such to the Board and its audit committee and compensation committee.

Following the meeting of the Special Committee, on the same date, the Board held a meeting together with representatives of Needham, Skadden and Maples. At this meeting, the Special Committee presented its recommendation, described above, to the Board. After considering the proposed terms of the Merger Agreement, the Plan of Merger and the Limited Guarantee and taking into account the other factors described below under the section entitled “Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board” and “Special Factors—Interests of Certain Persons in the Merger—Interests of the Company’s Executive Officers and Directors in the Merger”, and that members of the audit committee and compensation committee of the Board, in their capacities thereof, approved the Merger Agreement and the Transactions, the Board (other than the Management Members who abstained from the vote) unanimously (i) determined that the terms of the Merger Agreement, the Plan of Merger and the Limited Guarantee and the Proposed Transactions are fair to and in the best interests of the Company and the Unaffiliated Security Holders, and it is advisable for the Company to enter into the Merger Agreement, the Plan of Merger and the Limited Guarantee and consummate the Transactions, (ii) resolved that the execution, delivery and performance of the Merger Agreement, the Plan of Merger and the Limited Guarantee and the consummation of the Transactions contemplated thereby be and each of them hereby was, authorized and approved, and (iii) resolved to direct that the Merger Agreement, the Plan of Merger and the Transactions be submitted to the shareholders of the Company for their approval and authorization at an extraordinary general meeting of the Company’s shareholders, with the recommendation of the Board that the shareholders of the Company authorize and approve the Merger Agreement, the Plan of Merger and the Transactions.

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On September 30, 2022, Gibson Dunn delivered to Skadden the fully executed Debt Commitment Letter from Credit Suisse, as well as the redacted debt financing term sheet annexed thereto.

On the same date, the Company and the Buyer Group executed and delivered the Merger Agreement and the applicable Ancillary Documents.

Later on the same date, the Company issued a press release announcing that it had entered into the Merger Agreement with the Buyer Group, and furnished the press release to the SEC as an exhibit to its current report on Form 6-K.

On October 3, 2022, Mr. Du, Mr. Kuo, Parent and Holdco filed an amendment to the Schedule 13D with the SEC disclosing the entry into the definitive agreements for the Proposed Transaction.

Other than the NDA, as of the date of this proxy statement, no confidentiality, standstill or similar agreement has been entered into between the Company, on the one hand, and any strategic buyer or financial investor, on the other hand, with respect to an alternative transaction.

Reasons for the Merger and Recommendation of the Special Committee and the Board

At a meeting on September 30, 2022, China Standard Time, the Special Committee, after consultation with its financial advisor and legal counsel and due consideration, unanimously (a) determined that the Merger as contemplated in the Merger Agreement and the Plan of Merger is fair to and in the best interests of the Company and the Unaffiliated Security Holders, and it is advisable for the Company to enter into the Merger Agreement, the Plan of Merger and Limited Guarantee and to consummate the Transactions, (b) recommended that the Board authorize and approve the Merger Agreement, the Plan of Merger, Limited Guarantee, and (c) recommended the approval of the consummation of the Transactions by the shareholders of the Company.

At a meeting on September 30, 2022, China Standard Time, after careful consideration and upon the unanimous recommendation of the Special Committee, the Board (other than the Management Members who abstained from the vote), unanimously, (a) determined that the Merger as contemplated in the Merger Agreement and the Plan of Merger is fair to and in the best interests of the Company and the Unaffiliated Security Holders, and it is advisable for the Company to enter into the Merger Agreement, the Plan of Merger and Limited Guarantee and to consummate the Transactions, (b) authorized and approved the execution, delivery and performance of the Merger Agreement, the Plan of Merger, the Limited Guarantee and the consummation of the Transactions, and (c) resolved to recommend the approval and authorization of the Merger Agreement, the Plan of Merger and the consummation of the Transactions to the shareholders of the Company, and directed that the Merger Agreement, the Plan of Merger and the consummation of the Transactions be submitted to a vote of the shareholders of the Company for authorization and approval.

In the course of reaching their respective determinations, the Special Committee and the Board considered the following factors and potential benefits of the Merger, each of which the Special Committee and the Board believe supported their decision that the Transactions are fair to the Unaffiliated Security Holders and to recommend the approval of the Transactions. These factors and potential benefits, which are not listed in any relative order of importance, are discussed below:

•	the Special Committee’s and the Board’s knowledge of the Company’s business, financial condition, results of operations, prospects and competitive position and their respective belief that the Merger is financially more favorable to the Unaffiliated Security Holders than any other alternative reasonably available to the Company and the Unaffiliated Security Holders;

•	the challenges faced by the Company, including, among others:

▪	the uncertainties with respect to the semiconductor supply chain, which may interrupt the ordinary operation of the Company and drive up the costs of the Company’s manufacturing activities in the future;

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▪	the ongoing market competition in the integrated circuits market, which could erode the Company’s growth potential and profitability and negatively impact the Company’s value;

▪	the uncertainties with respect to the tightened regulatory environment, including the export controls imposed by the U.S. government, in the semiconductor and microchip related industry against companies with substantial operations in China, which may restrict the Company’s capacity to effectively carry out its business plan;

▪	heightened U.S.- China trade tensions and the effect of uncertainty regarding the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs;

▪	the adverse impact of the pandemic of COVID-19 (including its variants) and uncertainty regarding the potential further impact of COVID-19 and control measures implemented by governmental authorities;

▪	the potential adverse effects on the Company’s business, financial condition and results of operations caused by the general economic slowdown globally and regional instabilities and the challenges in the macroeconomic environment; and

▪	the recent volatility and uncertainties in global equity markets;

•	the estimated forecasts of the Company’s future financial performance prepared by the Company’s management, together with the Company’s management’s view of the Company’s financial condition, results of operations, business, prospects and competitive position;

•	the current and historical market prices of the ADSs, and the fact that the Per ADS Merger Consideration of US$5.00 offered to the Unaffiliated Security Holders represents a premium of approximately 68.9% to the closing price of the ADSs on September 19, 2022 before the Company announced its receipt of the Further Updated Proposal from the Buyer Group, and premiums of approximately 42.4% and 38.2% to the volume weighted average trading price of the ADSs during the 60 trading days and 90 trading days, respectively, prior to and including September 19, 2022;

•	the limited trading volume of the ADSs on NASDAQ;

•	the fact that the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, are subject to the affirmative vote of at least two-thirds of the voting power of the Shares present and voting in person or by proxy as a single class at an extraordinary general meeting of the Company’s shareholders in accordance with Section 233(6) of the Cayman Islands Companies Act and the memorandum and articles of association of the Company;

•	the costs and administrative burdens associated with the Company’s status as a U.S. publicly traded company, including the costs associated with regulatory filings and compliance requirements, will be reduced. The Company has estimated that no longer being subject to such requirements will result in a saving of direct costs of approximately US$1.0 million per year on a recurring basis;

•	the recognition that, as an SEC-reporting company, the Company’s management and accounting staff must devote significant time to SEC reporting and compliance matters;

•	the recognition that, as a privately held entity, the Company’s management may have greater flexibility to focus on improving the Company’s long-term financial performance without the pressures created by the public equity market’s emphasis on short-term period-to-period financial performance;

•	the recognition that, as an SEC-reporting company, the Company is required to disclose a considerable amount of business and financial information to the public, some of which would otherwise be considered competitively sensitive and would not be disclosed by a non-reporting company and which may help our actual or potential competitors, customers, lenders and vendors compete against us or make it more difficult for us to negotiate favorable terms with them, as the case may be;

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•	the fact that the consideration payable in the Merger is entirely in cash, which will allow the Unaffiliated Security Holders to immediately realize liquidity for their investment and provide them with certainty of the value of their Shares or ADSs;

•	the possibility that it could take a considerable period of time before the trading price of the ADSs would reach and sustain at least the Per ADS Merger Consideration of US$5.00, as adjusted for present value, and the possibility that such value might never be obtained;

•	the negotiations with respect to the merger consideration and the Special Committee’s belief that, following extensive negotiations with the Buyer Group, US$5.00 per ADS or US$0.10 per Share was the highest price that the Buyer Group would agree to pay;

•	the likelihood that the Merger would be consummated based on, among other things (not in any relative order of importance):

▪	the absence of a financing condition in the Merger Agreement;

▪	the fact that Parent and Merger Sub had obtained equity and debt financing commitments for the Merger from reputable financing sources on customary terms and conditions;

▪	the Company’s ability, as set out in the Merger Agreement and the Equity Commitment Letter, to seek specific performance to prevent breaches of such agreements and to enforce specifically the terms of such agreements; and

▪	the fact that the Merger Agreement provides that, in the event of a failure of the Merger to be consummated under certain circumstances, Parent will pay the Company a termination fee of US$3 million (see “The Merger Agreement—Termination Fees” beginning on page 87 for additional information) and the guarantee of such payment obligation by the Sponsor pursuant to the Limited Guarantee;

•	the financial analyses reviewed by Needham with the Special Committee, as well as the oral opinion of Needham rendered to the Special Committee on September 30, 2022, China Standard Time, (which was subsequently confirmed in writing by delivery of Needham’s written opinion, dated September 30, 2022, to the Special Committee), as to the fairness, from a financial point of view, of the Per Share Merger Consideration to be received by the holders of Shares (other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs) and the Per ADS Merger Consideration to be received by the holders of ADSs (other than ADSs representing the Excluded Shares), as of the date thereof, based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations on and scope of the review undertaken by Needham in preparing its opinion (See “Special Factors—Opinion of the Special Committee’s Financial Advisor” beginning on page 36 for additional information); and

•	the possible alternative transaction to the proposed sale of the Company to the Buyer Group, the perceived potential benefits and risks of the possible alternative transaction and the timing and the likelihood of accomplishing the goals of such alternative transaction, and the assessment by the Special Committee that no alternative transaction was reasonably available nor likely to present superior opportunities for the Company or to create greater value for the Unaffiliated Security Holders than the Merger, taking into account (i) the business, competitive, industry and market risks, (ii) the fact that, since the Company’s announcement of its receipt of the Original Proposal on March 18, 2022, and prior to the execution of the Merger Agreement, no third party had submitted a competing proposal; and (iii) the fact that, the Special Committee had, with the assistance of Needham, conducted a market check by contacting certain potential strategic and financial investors, and none of those investors submitted a competing proposal. In addition, the Special Committee and the Board considered, as an alternative to the Merger, the Company remains as a public company. However, based on the considerations set forth in this section, the Special Committee and the Board have concluded that it is more beneficial to the Unaffiliated Security Holders for the Company to enter into the Merger Agreement and pursue the consummation of the Transactions, and become a private company rather than to remain a public company.

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In addition, the Special Committee and the Board believed that sufficient procedural safeguards were and are present to ensure that the Merger is procedurally fair to the Unaffiliated Security Holders and to permit the Special Committee and the Board to represent effectively the interests of such Unaffiliated Security Holders, which procedural safeguards include the following, which are not listed in any relative order of importance:

•	the consideration and negotiation of the Merger Agreement were conducted entirely under the control and supervision of the Special Committee, which consists of two independent directors, and that no limitations were placed on the Special Committee’s authority;

•	in considering the transaction with the Buyer Group, the Special Committee acted solely to represent the interests of the Unaffiliated Security Holders, and the Special Committee had full control of the extensive negotiations with the Buyer Group and its advisors on behalf of the Unaffiliated Security Holders;

•	both members of the Special Committee during the entire process were and are independent directors and free from any affiliation with any member of the Buyer Group; in addition, neither member of the Special Committee is or ever was an employee of the Company or any of its subsidiaries, and neither member has any financial interest in the Merger that is different from that of the Unaffiliated Security Holders other than (a) the members’ receipt of Board compensation in the ordinary course and the Special Committee compensation (which is not contingent on the completion of the Merger or the Special Committee’s or the Board’s recommendation and/or authorization and approval of the Merger), (b) their indemnification and liability insurance rights under their respective indemnification agreement entered into with the Company and the Merger Agreement, and (c) their right to receive cash consideration after the completion of the Merger with respect to the Company Options and Company RSUs that had been granted to them, if any, under the Company Share Plans at the same merger consideration to be received by Unaffiliated Security Holders;

•	the Special Committee was assisted in negotiations with the Buyer Group and in its evaluation of the Merger by Needham as its financial advisor, and Skadden as its U.S. legal advisor;

•	the Special Committee was empowered to, among other things, review, evaluate and negotiate the terms of the Merger and to recommend to the Board what action should be taken by the Company, including not to engage in the Transactions;

•	the terms and conditions of the Merger Agreement were the product of extensive negotiations between the Special Committee and its advisors, on the one hand, and the Buyer Group and their advisors, on the other hand;

•	the Special Committee held meetings on multiple occasions to consider and review the terms of the Merger Agreement and the Transactions;

•	the recognition by the Special Committee that the Special Committee had no obligation to recommend the Merger or any other Transactions;

•	the fact that the Company is able, subject to compliance with the terms and conditions of the Merger Agreement, to terminate the Merger Agreement prior to the receipt of the approval of the Company’s shareholders of the Merger Agreement and the Transactions at the shareholder meeting convened for such purpose (a) in order to enter into an alternative agreement with respect to an acquisition proposal that is a Superior Proposal (as defined below) or (b) in the event that the Board changes its recommendation of the Merger as required by directors’ fiduciary duties in connection with an Intervening Event;

•	the ability of the Special Committee to change, withhold, withdraw, qualify or modify its recommendation that the shareholders vote to approve the Merger Agreement in the event of a Superior Proposal or an Intervening Event;

•	the ability of the Special Committee to evaluate bona fide unsolicited alternative acquisition proposals that may arise between the date of the Merger Agreement and the date of the approval of the Merger by the Company’s shareholders, to furnish confidential information to and conduct negotiations with such third parties and, in certain circumstances, to terminate the Merger Agreement, subject to the payment to Parent or its designees of a termination fee, and accept a Superior Proposal, consistent with the Special Committee’s fiduciary obligations; and

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•	the availability of dissenters’ rights to the Unaffiliated Security Holders who comply with all of the required procedures under the Cayman Islands Companies Act for exercising dissenters’ rights, which allow such shareholders to receive payment of the fair value of their Shares as determined by the Grand Court of the Cayman Islands.

The Special Committee and the Board also considered a variety of potentially negative factors concerning the Merger Agreement and the Merger, including the following, which are not listed in any relative order of importance:

•	the inclusion of a condition to closing of the Merger, pursuant to which Parent or Merger Sub would not be required to close the Merger if the Company’s shareholders holding 10% or more of the Shares exercise their dissenters’ rights;

•	the Unaffiliated Security Holders will have no on-going equity participation in the Company following the Merger, and they will cease to participate in the Company’s future earnings or growth, if any, or to benefit from increases, if any, in the value of Shares, and will not participate in any potential future sale of the Company to a third party or any potential recapitalization of the Company, which could include a dividend to shareholders;

•	the restrictions on the conduct of the Company’s business prior to the consummation of the Merger, which may delay or prevent the Company from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of the Company pending the consummation of the Merger;

•	the highest historical closing price of the Company’s ADSs (US$17.45 per ADS and US$8.45 per ADS, respectively) since the Company’s ADS became publicly listed on NASDAQ on November 28, 2005 and during the 52 weeks prior to the Company’s receipt of the Original Proposal exceeds the Per ADS Merger Consideration;

•	the risks and costs to the Company if the Merger is not consummated, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on the Company’s business and customer relationships;

•	the Company may be required, under certain circumstances, to pay Parent a termination fee of US$1.5 million in connection with termination of the Merger Agreement;

•	the Company’s remedy in the event of a breach of the Merger Agreement by Parent and Merger Sub is limited, under certain circumstances, to receipt of a reverse termination fee of US$3.0 million, and under certain circumstances the Company may not be entitled to a reverse termination fee or expenses at all;

•	the fact that members of the Buyer Group and the Other Rollover Shareholders may have interests in the Merger that are different from, or in addition to, those of the Unaffiliated Security Holders (see “Special Factors—Interests of Certain Persons in the Merger” beginning on page 52 for additional information);

•	that while the Special Committee expects to complete the Merger, there can be no assurance that all conditions to the parties’ obligations to complete the Merger under the Merger Agreement will be satisfied and, as a result, it is possible that the Merger may not be completed even if the Company’s shareholders approve it;

•	the possibility that the Merger might not be consummated and the negative impact of such a public announcement on the Company’s sales and operating results, and the Company’s ability to attract and retain key management, marketing and technical personnel; and

•	the taxability of an all-cash transaction to the Unaffiliated Security Holders who are U.S. Holders (as defined under “Special Factors—U.S. Federal Income Tax Consequences”) for U.S. federal income tax purposes, and the likely taxability of such a transaction to the Unaffiliated Security Holders in other jurisdictions.

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The foregoing discussion of information and factors considered by the Special Committee and the Board is not intended to be exhaustive, but includes all material factors considered by the Special Committee and the Board. In view of the wide variety of factors considered by the Special Committee and the Board, neither the Special Committee nor the Board found it practicable to quantify or otherwise assign relative weights to the foregoing factors in reaching its conclusions. In addition, individual members of the Special Committee and the Board may have given different weights to different factors and may have viewed some factors more positively or negatively than others. The Special Committee recommended that the Board authorize and approve, and the Board authorized and approved, the Merger Agreement, the Plan of Merger and the Transactions, based upon the totality of the information presented to and considered by it.

The Special Committee and the Board noted that the authorization and approval of the execution of the Merger Agreement, the Plan of Merger and the consummation of the Transactions are not subject to approval by a majority of the Unaffiliated Security Holders. Nevertheless, the Special Committee and the Board believe the Merger is procedurally fair to the Unaffiliated Security Holders given, among other things, (i) based on the number of Shares expected to be issued and outstanding on the Share Record Date, ___________ Shares owned by the Unaffiliated Security Holders equal to approximately ____% of the voting power of the total issued and outstanding Shares owned by the Unaffiliated Security Holders as of the Share Record Date must be voted in favor of the execution of the Merger Agreement, the Plan of Merger and the consummation of the Transactions in order to satisfy the requirement of the affirmative vote of at least two-thirds of the voting power of the Shares present and voting in person or by proxy as a single class at an extraordinary general meeting of the Company or any adjournment thereof in accordance with Section 233(6) of the Cayman Islands Companies Act and the memorandum and articles of association of the Company, assuming all shareholders of the Company will be present and voting in person or by proxy at the extraordinary general meeting and the Rollover Shareholders’ compliance with its voting undertaking under the Support Agreement to vote all their Shares in favor of such special resolutions, (ii) that various safeguards and protective measures as discussed above in this section have been adopted to ensure the procedural fairness of the Transactions, and (iv) that the majority-of-the-minority voting requirement is not customary in going-private transactions involving Cayman Islands companies.

In reaching its conclusion regarding the fairness of the Merger to the Unaffiliated Security Holders and its decision to recommend the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, the Special Committee considered financial analyses presented by Needham. All of the material financial analyses as presented to the Special Committee on September 30, 2022 (China Standard Time) are summarized below under the section entitled “Special Factors—Opinion of the Special Committee’s Financial Advisor” beginning on page 36. The Special Committee and the Board expressly adopted these analyses and opinions, among other factors considered, in reaching their respective determination as to the fairness of the Transactions.

Neither the Special Committee nor the Board considered the liquidation value of the Company’s assets because each considers the Company to be a viable going-concern business where value is derived from cash flows generated from its continuing operations. In addition, the Special Committee and the Board believe that the value of the Company’s assets that might be realized in a liquidation would be significantly less than its going-concern value for the reasons that (i) liquidation sales generally result in proceeds substantially less than the sales of a going concern; (ii) it is impracticable to determine a liquidation value given the significant execution risk involved in any breakup of a company; (iii) an ongoing operation has the ability to continue to earn profit, while a liquidated company does not, such that the “going-concern value” will be higher than the “liquidation value” of a company because the “going concern value” includes the liquidation value of a company’s tangible assets as well as the value of its intangible assets, such as goodwill; and (iv) a liquidation process would involve additional legal fees, costs of sale and other expenses that would reduce any amounts that shareholders might receive upon liquidation. Furthermore, the Company has no intention of liquidation and the Merger will not result in the liquidation of the Company. Each of the Special Committee and the Board believes the analyses and additional factors it reviewed provided an indication of the Company’s going-concern value. Each of the Special Committee and the Board also considered the historical market prices of the ADSs as described under the section entitled “Market Price of the Company’s ADSs, Dividends and Other Matters—Market Price of the ADSs” beginning on page 61. Each of the Special Committee and the Board considered the purchase prices paid in previous purchases as described under “Transactions in the Shares and ADSs” beginning on page 95.

Neither the Special Committee nor the Board, however, consider the Company’s net book value, which is defined as total assets minus total liabilities, attributable to the Company’s shareholders, as a factor. The Special Committee and the Board believe that net book value is not a material indicator of the value of the Company as a going concern as it does not take into account the future prospects of the Company, market conditions, trends in the industry or the business risks inherent in competing with larger companies in that industry. The Special Committee and the Board note, however, that the Per ADS Merger Consideration of US$5.00 and the Per Share Merger Consideration of US$0.10 are significantly higher than the net book value per Share as of December 31, 2021, which is US$0.07. See “Where You Can Find More Information” beginning on page 101 for a description of how to obtain a copy of the Company’s Annual Report.

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The Company is not aware of any firm offers made by any unaffiliated person, other than the filing persons, during the past two years for (i) the merger or consolidation of the Company with or into another company, (ii) the sale of all or a substantial part of the Company’s assets or (iii) the purchase of the Company’s voting securities that would enable the holder to exercise control over the Company.

In reaching its determination that the Merger Agreement, the Plan of Merger and the Transactions are fair to, and in the best interests of, the Company and the Unaffiliated Security Holders and its decision to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, and recommend the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, by the Company’s shareholders, the Board, on behalf of the Company, considered the analysis and factors described above under this section and under “Special Factors—Background of the Merger” and “Special Factors—Opinion of the Special Committee’s Financial Advisor” and expressly adopted such determination, recommendation and analysis. During its consideration of the Merger Agreement and the Transactions, the Board was also aware that some of the Company’s shareholders, including the Rollover Shareholders and certain directors and employees of the Company, have interests with respect to the Merger that are, or may be, different from, or in addition to those of the Unaffiliated Security Holders generally, as described under the section entitled “Special Factors—Interests of Certain Persons in the Merger” beginning on page 52.

Except as set forth under “Special Factors—Background of the Merger” beginning on page 17, “Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board” beginning on page 24 and “Special Factors—Opinion of the Special Committee’s Financial Advisor” beginning on page 36, no director who is not an employee of the Company has retained an unaffiliated representative to act solely on behalf of Unaffiliated Security Holders for purposes of negotiating the terms of the Transaction and/or preparing a report concerning the fairness of the Transaction.

For the foregoing reasons, the Special Committee and the Board believe that the Merger Agreement, the Plan of Merger and the Transactions are fair to, and in the best interests of, the Company and the Unaffiliated Security Holders.

Position of the Buyer Group as to the Fairness of the Merger

Under SEC rules governing going-private transactions, each member of the Buyer Group is required to express his or its belief as to the fairness of the Merger to the Unaffiliated Security Holders.

Each member of the Buyer Group is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The views of the Buyer Group as to the fairness of the Merger are not intended to be and should not be construed as a recommendation to any shareholder as to how that shareholder should vote on the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the consummation of the Transactions. Members of the Buyer Group and the Other Rollover Shareholders have interests in the Merger that are different from, and/or in addition to, those of the other shareholders of the Company by virtue of their continuing interests in the Surviving Company after the completion of the Merger. These interests are described under the section entitled “Special Factors—Interests of Certain Persons in the Merger—Interests of the Buyer Group and the Other Rollover Shareholders” beginning on page 52.

The Buyer Group believes that the interests of the Unaffiliated Security Holders were represented by the Special Committee, which negotiated the terms and conditions of the Merger Agreement with the assistance of its legal counsel and independent financial advisor. The Buyer Group attempted to negotiate a transaction that would be most favorable to the Buyer Group, rather than to the Unaffiliated Security Holders and, accordingly, did not negotiate the Merger Agreement with a goal of obtaining terms that were substantively and procedurally fair to such holders. The Buyer Group did not participate in the deliberations of the Special Committee regarding, and did not receive any advice from the Special Committee’s legal counsel or independent financial advisor as to, the fairness of the Merger to the Unaffiliated Security Holders. Furthermore, the Buyer Group did not itself undertake a formal evaluation of the fairness of the Merger. No financial advisor provided the Buyer Group with any analysis or opinion with respect to the fairness of the Per Share Merger Consideration or the Per ADS Merger Consideration to the Unaffiliated Security Holders.

Based on their knowledge and analysis of available information regarding the Company, as well as the factors considered by, and findings of, the Special Committee and the Board discussed under the section entitled “Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board” beginning on page 24, the Buyer Group believes that the Merger is substantively fair to the Unaffiliated Security Holders based on the following factors, which are not listed in any relative order of importance:

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•	the Per ADS Merger Consideration of US$5.00 offered to the Unaffiliated Security Holders represents a premium of approximately 68.9% to the closing price of the ADSs on September 19, 2022 before the Company announced its receipt of the Further Updated Proposal, and premiums of approximately 42.4% and 38.2% to the volume-weighted average trading price of the ADSs during the 60 trading days and 90 trading days, respectively, prior to and including September 19, 2022;

•	the historical closing price of the ADSs was traded as low as US$2.92 per ADS during the 52-week period prior to September 19, 2022, the date on which the Company announced its receipt of the Further Updated Proposal;

•	the members of the Special Committee during the entire process were and are independent directors and free from any affiliation with any member of the Buyer Group; in addition, neither of the members of the Special Committee is or ever was an employee of the Company or any of its subsidiaries or affiliates and neither of such members has any financial interest in the Merger that is different from that of the Unaffiliated Security Holders other than (a) the members’ receipt of Board compensation in the ordinary course and the Special Committee compensation (which is not contingent on the completion of the Merger or the Special Committee’s or the Board’s recommendation and/or authorization and approval of the Merger), (b) their indemnification and liability insurance rights and rights to advancement of fees under their respective indemnification agreement entered into with the Company and the Merger Agreement, and (c) their right to receive cash consideration after the completion of the Merger with respect to the Company Options and/or Company RSUs that had been granted to them, if any, under the Company Share Plans;

•	notwithstanding that the Buyer Group may not rely upon the opinion provided by Needham to the Special Committee, the Special Committee received an opinion from Needham stating that, as of the date of such opinion, and based upon and subject to the assumptions made, procedures followed, matters considered and, qualifications and limitations on and scope of the review undertaken by Needham in preparing its opinion, the Per Share Merger Consideration to be received by the holders of Shares (other than holders of the Excluded Shares, the Dissenting Shares and Shares represented by ADSs) and the Per ADS Merger Consideration to be received by the holders of ADSs (other than ADSs representing the Excluded Shares) in each case pursuant the Merger Agreement was fair, from a financial point of view, to such holders;

•	the Special Committee and, upon the unanimous recommendation of the Special Committee, the Board (other than the Management Members who abstained from the vote) determined that the Merger Agreement, the Plan of Merger and the consummation of the Transactions are fair to and in the best interests of the Unaffiliated Security Holders;

•	the Company has the ability, under certain circumstances, to seek specific performance to prevent breaches of the Merger Agreement and the Equity Commitment Letter to enforce specifically the terms of such agreements;

•	the Merger is not conditioned on any financing being obtained by Parent or Merger Sub, thus increasing the likelihood that the Merger will be consummated and the merger consideration will be paid to the Unaffiliated Security Holders;

•	the consideration to be paid to the Unaffiliated Security Holders in the Merger is all cash, allowing the Unaffiliated Security Holders to immediately realize a certain and fair value for all of their Shares and/or ADSs, without incurring brokerage and other costs typically associated with market sales (other than, in the case of holders of ADSs, a US$0.02 per ADS cash distribution fee and a US$0.05 per ADS cancellation fee pursuant to the terms of the Deposit Agreement);

•	the fact that the Buyer Group informed the Special Committee of the extent to which the interests of the Buyer Group, the Other Rollover Shareholders and the directors and executive officers of the Company in the Merger differ from those of the Unaffiliated Security Holders;

•	the potential adverse effects on the Company’s business, financial condition and results of operations caused by the general economic slowdown in the PRC and globally and the expected sustained challenges in the macroeconomic environment, including the growing geopolitical tensions between the U.S. and China;

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•	the potential adverse impact of measures implemented by the Chinese government to control the spread of COVID-19, including travel restrictions, quarantines, and temporary shutdowns of businesses, on China’s economy as well as the Company’s business, financial condition and results of operation;

•	the significant volatility in the global financial markets recently, including tightening of liquidity in credit markets;

•	the increased competition in the market for analog and mixed-signal integrated circuits; and

•	the availability of dissenters’ rights to the Unaffiliated Security Holders who hold their Shares in their own names and comply with all of the required procedures under the Cayman Islands Companies Act for exercising dissenters’ rights, which allow registered shareholders to receive payment of the fair value of their Shares as determined by the Grand Court of the Cayman Islands.

The Buyer Group did not consider the liquidation value of the Company because the Buyer Group considers the Company to be a viable going concern and views the trading history of the ADSs as an indication of the Company’s going concern value, and, accordingly, did not believe liquidation value to be relevant to a determination as to the fairness of the Merger.

The Buyer Group did not consider the Company’s net book value, which is an accounting concept, as a factor because it believed that net book value is not a material indicator of the value of the Company as a going concern but rather is indicative of historical costs and therefore not a relevant measure in the determination as to the fairness of the Merger. The Buyer Group notes, however, that the Per ADS Merger Consideration of US$5.00 and the Per Share Merger Consideration of US$0.10 are significantly higher than the net book value per Share as of December 31, 2021, which is US$0.07. See “Where You Can Find More Information” beginning on page 101 for a description of how to obtain a copy of the Company’s Annual Report.

The Buyer Group did not establish, and did not consider, a going concern value for the Company as a public company to determine the fairness of the merger consideration to the Unaffiliated Security Holders because, following the Merger, the Company will have a significantly different capital structure. However, to the extent the pre-Merger going concern value was reflected in the pre-announcement price of the Company’s ADSs, the Per ADS Merger Consideration of US$5.00 represents a premium to the going concern value of the Company.

The Buyer Group is not aware of, and thus did not consider, any offers or proposals made by any unaffiliated person during the past two years for (i) a merger or consolidation of the Company with or into another company, (ii) a sale or transfer of all or substantially all of the Company’s assets or (iii) the purchase of all or a substantial portion of the Company’s voting securities that would enable such person to exercise control of or significant influence over the Company.

The Buyer Group did not perform or receive any independent reports, opinions or appraisals from any third party related to the Merger, and thus did not consider any such reports, opinions or appraisals in determining the substantive and procedural fairness of the Merger to the Unaffiliated Security Holders.

The Buyer Group believes that the Merger is procedurally fair to the Unaffiliated Security Holders based on the following factors, which are not listed in any relative order of importance:

•	the consideration and negotiation of the Merger Agreement were conducted entirely under the control and supervision of the Special Committee, which consists of two independent directors, as defined under applicable rules of NASDAQ, each of whom is an outside, non-employee director, and that no limitations were placed on the Special Committee’s authority;

•	in considering the transaction with the Buyer Group, the Special Committee acted solely to represent the interests of the Unaffiliated Security Holders, and the Special Committee had full control of the extensive negotiations with the members of the Buyer Group and their respective advisors on behalf of the Unaffiliated Security Holders;

•	all of the members of the Special Committee during the entire process were and are independent directors and free from any affiliation with any member of the Buyer Group; in addition, none of the members of the Special Committee is or ever was an employee of the Company or any of its subsidiaries or affiliates and none of such members has any financial interest in the Merger that is different from that of the Unaffiliated Security Holders other than (a) the members’ receipt of Board compensation in the ordinary course and the Special Committee compensation (which is not contingent on the completion of the Merger or the Special Committee’s or the Board’s recommendation and/or authorization and approval of the Merger), (b) their indemnification and liability insurance rights and rights to advancement of fees under their respective indemnification agreement entered into with the Company and the Merger Agreement, and (c) their right to receive cash consideration after the completion of the Merger with respect to the Company Options and/or Company RSUs that had been granted to them, if any, under the Company Share Plans;

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•	the Special Committee retained and was advised by an independent financial advisor and legal counsel each of whom is experienced in advising committees such as the Special Committee in similar transactions;

•	the Special Committee was empowered to consider, attend to and take any and all actions in connection with the Proposal and in connection with the Transactions from the date the Special Committee was established, and no evaluation, negotiation or response regarding the Transactions in connection therewith from that date forward was considered by the Board for approval unless the Special Committee had recommended such action to the Board;

•	since the Company’s announcement of the receipt of the Original Proposal on March 18, 2022 and prior to the execution of the Merger Agreement, no third party had submitted a competing proposal;

•	the Special Committee had, with the assistance of Needham, conducted a market check by contacting certain strategic and financial investors, and none of those investors submitted a competing proposal;

•	the Special Committee held meetings regularly to consider and review the terms of the Merger Agreement, the Plan of Merger and the Transactions;

•	the recognition by the Special Committee and the Board that it had no obligation to recommend the Transactions;

•	the Buyer Group did not participate in or have any influence over the deliberative process of, or the conclusions reached by, the Special Committee or the negotiating positions of the Special Committee;

•	the Company’s ability, subject to compliance with the terms and conditions of the Merger Agreement, to terminate the Merger Agreement prior to the receipt of shareholder approval (a) in order to accept an alternative transaction proposed by a third party that is a Superior Proposal or (b) in the event that the Board changes its recommendation of the Merger as required by directors’ fiduciary duties in connection with an Intervening Event; and

•	the fact that, in certain circumstances under the terms of the Merger Agreement, the Special Committee and the Board are able to change, withhold, withdraw, qualify or modify their recommendation of the Merger.

The foregoing is a summary of the information and factors considered and given weight by the Buyer Group in connection with its evaluation of the fairness of the Merger to the Unaffiliated Security Holders, which is not intended to be exhaustive, but is believed by the Buyer Group to include all material factors considered by it. The Buyer Group did not find it practicable to assign, and did not assign, relative weights to the individual factors considered in reaching its conclusion as to the fairness of the Merger to the Unaffiliated Security Holders. Rather, its fairness determination was made after consideration of all of the foregoing factors as a whole.

The Buyer Group believes these factors provide a reasonable basis for its belief that the Merger is both substantively and procedurally fair to the Unaffiliated Security Holders. This belief, however, is not intended to be and should not be construed as a recommendation by the Buyer Group to any Unaffiliated Security Holder of the Company as to how such Unaffiliated Security Holder should vote with respect to the authorization and approval of the Merger Agreement, the Plan of Merger and the consummation of the Transactions.

Certain Financial Projections

The Company does not generally make public detailed financial forecasts or internal projections as to future performance, revenues, earnings or financial condition. However, the Company’s management prepared for internal use, the May Financial Projections, which were later amended and superseded by the Updated Financial Projections for the fiscal year ending December 31, 2022 through the fiscal year ending December 31, 2026 (the “Management Projections”), which were based on the Company management’s estimates of the Company’s future financial performance as of the date provided. The Management Projections were approved by the Special Committee for use by Needham in connection with Needham’s financial analyses related to the Merger and opinion provided to the Special Committee. The Management Projections were not prepared with a view towards public disclosure or compliance with published guidelines of the SEC regarding forward-looking information or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or U.S. GAAP.

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The Management Projections are not a guarantee of performance. They involve significant risks, uncertainties and assumptions. In compiling the Management Projections, the Company’s management considered historical performance, combined with estimates regarding revenue, gross profit, operating loss and net loss. Although the Management Projections are presented with numerical specificity, they were based on numerous assumptions and estimates as to future events made by our management that our management believed were prepared on a reasonable basis, reflected the best estimates and judgments available at that time and presented, to the best of the management’s knowledge and belief, the expected course of action and the expected future financial performance of the Company. However, this information is not fact and should not be relied upon as being necessarily indicative of actual future results, and shareholders are cautioned not to place undue reliance on the prospective financial information. In addition, factors such as industry performance, the market for the Company’s existing and new products and services, the competitive environment, expectations regarding future acquisitions or any other transactions and general business, economic, regulatory, market and financial conditions, and other factors described in “Cautionary Note Regarding Forward-Looking Statements,” all of which are difficult to predict and beyond the control of our management, may cause actual future results to differ materially from the results forecasted in these financial projections.

In preparing the financial projections, the Company’s management necessarily made certain assumptions about future financial factors affecting its business. The main assumptions underlying the Management Projections are:

•	the Company’s management will be able to successfully implement its strategic focus on LED television, mobile computing, general lighting, industrial and automotive markets to generate growth, which is expected to result in a growth in projected net sales revenues from US$82.0 million in 2022 to US$119.7 million in 2026, representing a compound annual growth rate (“CAGR”) of approximately 9.9%;

•	the Company will be able to develop and introduce products in a timely manner to meet customer demand;

•	the projected gross margin as a percentage of revenue will increase from 52% in 2022 to 54% in 2026, as the Company continuously implements cost reduction measures and improving product mix from receiving more new product design wins;

•	the projected research and development expense will increase from US$19.3 million in 2022 to US$26.3 million in 2026, representing a CAGR of approximately 8.1%, with the percentage of such projected research and development expenses out of the projected net sales revenue dropping from 23.5% in 2022 to 22.0% in 2026, as the Company undertakes projects to develop innovative technologies and processes and continues to invest significant resources into engineering, research and development;

•	the projected selling, general and administrative expenses will increase from US$19.9 million in 2022 to US$25.5 million in 2026, representing a CAGR of 6.4%, with the percentage of such projected selling, general and administrative expenses out of the projected net sales revenues dropping from 24.3% in 2022 to 21.3% in 2026, due to economics of scale as the Company continues to grow;

•	there will be no major changes in existing political, legal, physical and economic conditions primarily in the US, China, Taiwan, Japan and Korea;

•	there will be no major changes to relevant government policies and regulations relating to the Company’s corporate structure, business and industry; and

•	the global economy will continue to recover from COVID-19 pandemic and there is no material deterioration of the COVID-19 globally.

In addition, the Management Projections generally do not consider any circumstances or events occurring after the date that they were prepared. For instance, the Management Projections do not give effect to completion of the Merger or any changes to the Company’s operations or strategy that may be implemented after the time the Management Projections were prepared. As a result, there can be no assurance that the Management Projections will be realized, and actual results may be significantly different from those contained in the projections.

Neither the Company, its independent registered public accounting firm, nor any other independent accountants have examined, compiled, or performed any procedures with respect to the Management Projections or any amounts derived therefrom or built thereupon, nor have they given any opinion or any other form of assurance on such information or its achievability. The Management Projections included in this proxy statement are included solely to give shareholders access to certain information that was made available to the Special Committee and Needham, and are not included in this proxy statement in order to induce any shareholders to vote in favor of approval of the Merger Agreement or to elect not to seek appraisal for his or her Shares.

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The following table sets forth the May Financial Projections prepared by the Company’s management and reviewed by the Special Committee and Needham at the Special Committee meeting on May 20, 2022, and the Updated Financial Projections delivered by the Company’s management to Needham on August 10, 2022, which were considered by the Special Committee in connection with its analysis of the Merger and Needham in connection with its financial analyses of the Proposed Transaction and delivery of its opinion. The key changes from the May Financial Projections to the Updated Financial Projections were (i) the financial projections of 2022E were updated by the management with the actual financial results of six months ended June 30, 2022; (ii) the Company’s growth prospects were expected to be weaker due to certain factors expected to adversely affect future operating results of the Company, such as (A) the continuing uncertainties with respect to the semiconductor supply chain, (B) the continuing and developing uncertainties with respect to the tightened industry-related regulatory environment and U.S.-China trade tensions, (C) the slower-than-expected recovery of the operating environment adversely impacted by COVID-19 pandemic and control measures implemented by governmental authorities in relation thereto, and (D) the recent volatility and uncertainties in global equity markets and the prolonged global economic slowdown and their respective potential impacts on the Company’s future operating and financing efforts; and (iii) the operating expenses of 2023E to 2026E were changed to reflect the management’s revised estimates on the effects of certain cost-saving and efficiency-improving measures by the Company.

May Financial Projections	2022E	2023E	2024E	2025E	2026E
	(US$ in thousands, except for percentages)
Net Sales	105,000	111,300	120,204	129,820	140,206
Cost of Sales	(49,350)	(52,311)	(56,496)	(59,717)	(64,495)
Gross Profit	55,650	58,989	63,708	70,103	75,711
Gross Margin %	53.0%	53.0%	53.0%	54.0%	54.0%

Operating Expenses
R&D Expenses	(21,813)	(23,170)	(24,764)	(26,492)	(28,291)
Selling, General and Administrative Expenses	(22,181)	(24,010)	(25,960)	(28,352)	(30,653)
One-Time Project Expenses	-	-	-	-	-
Stock-Based Compensation	(1,900)	(2,000)	(2,000)	(2,000)	(2,000)
Total Operating Expenses	(45,894)	(49,180)	(52,724)	(56,844)	(60,944)
Operating Income	9,756	9,809	10,984	13,259	14,767
Other Income	1,150	2,670	2,803	2,947	3,103
Earnings Before Tax	10,906	12,479	13,787	16,206	17,870
Income Tax Expense	(872)	(1,248)	(1,379)	(1,621)	(1,787)
Net Income	10,034	11,231	12,408	14,585	16,083
Profit Margin %	9.6%	10.1%	10.3%	11.2%	11.5%

EBIT	9,756	9,809	10,984	13,259	14,767
Depreciation & Amortization	4,500	4,633	5,166	5,699	6,199
One-Time Project Expense	-	-	-	-	-
Other Income	1,150	2,670	2,803	2,947	3,103
Adjusted EBITDA(1)	15,406	17,112	18,953	21,905	24,069

Updated Financial Projections	2022E	2023E	2024E	2025E	2026E
	(US$ in thousands, except for percentages)
Net Sales	82,000	95,000	102,600	110,808	119,673
Cost of Sales	(39,368)	(45,600)	(48,222)	(50,972)	(55,049)
Gross Profit	42,632	49,400	54,378	59,836	64,624
Gross Margin %	52.0%	52.0%	53.0%	54.0%	54.0%

Operating Expenses
R&D Expenses	(19,270)	(21,858)	(23,221)	(24,696)	(26,316)
Selling, General and Administrative Expenses	(19,890)	(22,211)	(23,240)	(24,357)	(25,469)
One-Time Project Expenses	(5,224)	-	-	-	-
Stock-Based Compensation	(2,335)	(2,500)	(2,500)	(2,500)	(2,500)
Total Operating Expenses	(46,719)	(46,569)	(48,961)	(51,553)	(54,285)
Operating Income	(4,087)	2,831	5,417	8,283	10,339
Other Income	1,103	1,200	1,500	1,700	1,900
Earnings Before Tax	(2,984)	4,031	6,917	9,983	12,239
Income Tax Expense	(935)	(1,000)	(1,000)	(1,048)	(1,285)
Net Income	(3,919)	3,031	5,917	8,935	10,954
Profit Margin %	(4.8)%	3.2%	5.8%	8.1%	9.2%

EBIT	(4,087)	2,831	5,417	8,283	10,339
Depreciation & Amortization	4,426	4,633	5,166	5,699	6,199
Stock-Based Compensation	2,335	2,500	2,500	2,500	2,500
One-Time Project Expense	5,224	-	-	-	-
Other Income	1,103	1,200	1,500	1,700	1,900
Adjusted EBITDA(1)	9,001	11,164	14,583	18,182	20,938

Note: (1)	EBITDA is a non-GAAP measure that refers to earnings before interest, taxes, depreciation and amortization, and adjusted EBITDA is a non-GAAP measure that excludes from EBITDA stock-based compensation, one-time project expense and other income. EBITDA and Adjusted EBITDA are used by management as supplemental financial measures to evaluate the Company’s operational trends. Although management uses these measures to assess the performance of the Company’s business compared to that of others in the industry, the use of EBITDA and Adjusted EBITDA are limited because they do not include interest, taxes, depreciation, and amortization that may be material in amount and is necessary to operate the Company’s business. Accordingly, these measures should not be considered in isolation or as a substitute for analyses of other GAAP financial measures, such as net cash provided by operating activities. As such, these non-GAAP measures should not be relied upon as alternatives to results prepared and presented in accordance with GAAP. In addition, these non-GAAP measures may not be comparable to similarly titled non-GAAP measures used by other companies.

Based on the Updated Financial Projections, Needham calculated unlevered free cash flow for the purposes of its discounted cash flow financial analysis described below under “Special Factors—Opinion of the Special Committee’s Financial Advisor” as set forth below.

	2H 2022E	2023E	2024E	2025E	2026E
	(US$ in millions)
EBIT	$(5.4)	$2.8	$5.4	$8.3	$10.3
(–) Cash Taxes(1)	1.2	(0.7)	(0.8)	(0.9)	(1.1)
(+) Stock-Based Compensation	1.2	2.5	2.5	2.5	2.5
(+) Depreciation & Amortization	2.4	4.6	5.2	5.7	6.2
(–) Capital Expenditures	(0.2)	(3.0)	(3.0)	(3.0)	(3.0)
(+) Decrease (Increase) in Net Working Capital	1.7	(2.5)	(1.0)	(1.1)	(2.8)
Unlevered Free Cash Flow	$0.6	$3.8	$8.3	$11.5	$12.1

Note: (1)	Cash Taxes are calculated by applying the effective tax rate for each projected period to calculated EBIT. In periods with negative EBIT, a positive tax shield is assumed.

The financial projections and forecasts included in this proxy statement should not be considered in isolation or in lieu of the Company’s operating and other financial information prepared in accordance with U.S. GAAP. See “Financial Information—Selected Historical Financial Information” beginning on page 93.

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For the foregoing reasons, as well as the bases and assumptions on which the financial projections and forecasts were compiled, the inclusion of specific portions of the financial projections and forecasts in this proxy statement should not be regarded as an indication that the Company, the Special Committee, the Board or Needham or any of their respective representatives considers such financial projections or forecasts to be an accurate prediction of future events, and the projections and forecasts should not be relied on as such an indication.

Needham, as the Special Committee’s financial advisor, reviewed with the Special Committee certain financial analyses that were based, in part, on the Management Projections summarized above. For additional information regarding the analyses by the Special Committee’s financial advisor, see “Discussion Materials prepared by Needham & Company, LLC for discussion with the special committee of the board of directors of the Company, dated September 29, 2022” filed as Exhibit (c)(2) to the Company’s transaction statement on Schedule 13E-3 and “Special Factors—Opinion of the Special Committee’s Financial Advisor” beginning on page 36.

The Management Projections are forward-looking statements. For information on factors that may cause the Company’s future financial results to materially vary, see “Cautionary Note Regarding Forward-Looking Statements” of this proxy statement and “Item 3. Key Information—Risk Factors” included in the Company’s Annual Report, which is incorporated by reference into this proxy statement.

NONE OF THE COMPANY OR ITS AFFILIATES, ADVISORS, OFFICERS, DIRECTORS OR REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY SHAREHOLDER OR OTHER PERSON REGARDING THE ULTIMATE PERFORMANCE OF THE COMPANY COMPARED TO THE INFORMATION CONTAINED IN THE MANAGEMENT PROJECTIONS OR THAT PROJECTED RESULTS WILL BE ACHIEVED.

BY INCLUDING IN THIS PROXY STATEMENT A SUMMARY OF ITS INTERNAL FINANCIAL PROJECTIONS, THE COMPANY UNDERTAKES NO OBLIGATIONS TO UPDATE, OR PUBLICLY DISCLOSE ANY UPDATE TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE, EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAW.

Opinion of the Special Committee’s Financial Advisor

The Special Committee retained Needham to act as its financial advisor in connection with the Merger and to render an opinion as to the fairness, from a financial point of view, to the holders of the Shares (other than holders of the Excluded Shares, the Dissenting Shares and Shares represented by ADSs) of the Per Share Merger Consideration and to the holders of ADSs (other than ADSs representing the Excluded Shares) of the Per ADS Merger Consideration, in each case to be received by such holders pursuant to the Merger Agreement.

On September 30, 2022, Needham delivered its oral opinion, which it subsequently confirmed in writing, to the Special Committee that, as of that date and based upon and subject to the assumptions and other matters described in the written opinion, the Per Share Merger Consideration to be received by the holders of Shares (other than holders of the Excluded Shares, the Dissenting Shares and Shares represented by ADSs) and the Per ADS Merger Consideration to be received by the holders of ADSs (other than ADSs representing the Excluded Shares), in each case pursuant to the Merger Agreement, was fair, from a financial point of view, to such holders. Needham provided its opinion for the information and assistance of the Special Committee in connection with and for the purpose of the Special Committee’s evaluation of the transactions contemplated by the Merger Agreement. Needham’s opinion relates only to the fairness, from a financial point of view, to the holders of the Shares (other than holders of the Excluded Shares, the Dissenting Shares and Shares represented by ADSs) of the Per Share Merger Consideration and to the holders of ADSs (other than ADSs representing the Excluded Shares) of the Per ADS Merger Consideration, which was determined through arm’s length negotiations between Parent and the Special Committee. While Needham provided independent financial advice to the Special Committee during the course of the negotiations between Parent and the Special Committee, the decision to approve and recommend the Merger was made independently by the Special Committee. Needham’s opinion does not address any other aspect of the Merger, or any related transaction, and does not constitute a recommendation to any shareholder of the Company (including any holder of ADSs) as to how that shareholder should vote or act on any matter relating to the Merger.

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The complete text of Needham’s opinion, dated September 30, 2022, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on and scope of the review undertaken by Needham, is attached as Annex C to this proxy statement and is incorporated herein by reference. The summary of Needham’s opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of Shares (including holders of ADSs) should read this opinion carefully and in its entirety.

In arriving at its opinion, Needham, among other things:

•	reviewed the execution version of the Merger Agreement;

•	reviewed certain publicly available information concerning the Company and certain other relevant financial and operating data of the Company furnished to Needham by the Company;

•	reviewed the historical stock prices and trading volumes of the ADSs;

•	held discussions with members of management of the Company concerning the current operations of and future business prospects for the Company;

•	reviewed certain financial forecasts with respect to the Company prepared by the management of the Company and held discussions with members of such management concerning those forecasts;

•	reviewed certain research analyst projections with respect to the Company and held discussions with members of management of the Company concerning those projections;

•	compared certain publicly available financial data of companies whose securities are traded in the public markets and that Needham deemed generally relevant to similar data for the Company;

•	reviewed the financial terms of certain business combinations that Needham deemed generally relevant; and

•	reviewed such other financial studies and analyses and considered such other matters as Needham deemed appropriate.

In connection with its review and in arriving at its opinion, Needham assumed and relied on the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it for purposes of its opinion and did not independently verify, nor did Needham assume responsibility for independent verification of, any of that information. Needham assumed the accuracy of the representations and warranties contained in the Merger Agreement and all agreements related thereto. In addition, Needham assumed that the Merger will be consummated on the terms and subject to the conditions set forth in the execution version of the Merger Agreement furnished to Needham without waiver, modification or amendment of any material term, condition or agreement thereof and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or the contemplated benefits of the Merger. Needham assumed that the financial forecasts for the Company provided to Needham by management of the Company were reasonably prepared on bases reflecting the best currently available estimates and judgments of such management, at the time of preparation, of the future operating and financial performance of the Company. Needham also assumed, based on discussions with management of the Company, that the research analyst projections for the Company represent reasonable estimates of the future financial performance of the Company. Needham expressed no opinion with respect to any of such forecasts, estimates or projections or the assumptions on which they were based.

Needham did not assume any responsibility for or make or obtain any independent evaluation, appraisal or physical inspection of the assets or liabilities of the Company, Parent or any of their respective subsidiaries nor did Needham evaluate the solvency or fair value of the Company, Parent or any of their respective subsidiaries under any state or federal laws relating to bankruptcy, insolvency or similar matters. Needham’s opinion states that it was based on economic, monetary and market conditions as they existed and could be evaluated as of its date, and Needham assumed no responsibility to update or revise its opinion based upon circumstances and events occurring after its date. Needham’s opinion is limited to the fairness, from a financial point of view, to the holders of the Shares (other than holders of the Excluded Shares, the Dissenting Shares and Shares represented by ADSs) of the Per Share Merger Consideration and to the holders of ADSs (other than ADSs representing the Excluded Shares) of the Per ADS Merger Consideration, in each case to be received by such holders pursuant to the Merger Agreement, and Needham expressed no opinion as to the fairness of the Merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company, or as to the Company’s underlying business decision to engage in the Merger or the relative merits of the Merger as compared to other business strategies that might be available to the Company. In addition, Needham expressed no opinion with respect to the amount or nature or any other aspect of any compensation paid or payable to or received or to be received by any officers, directors or employees of any party to the Merger, or any class of those persons, relative to the Per Share Merger Consideration or the Per ADS Merger Consideration to be received by the holders of Shares and ADSs pursuant to the Merger Agreement or with respect to the fairness of any such compensation.

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The Special Committee imposed no limitations on Needham with respect to the investigations made or procedures followed by Needham in rendering its opinion.

In preparing its opinion, Needham performed a variety of financial and comparative analyses. The following paragraphs summarize the material financial analyses performed by Needham in arriving at its opinion. The order of analyses described does not represent relative importance or weight given to those analyses by Needham. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by Needham, the tables must be read together with the full text of each summary. The following quantitative information, to the extent it is based on market data, is, except as otherwise indicated, based on market data as they existed on or prior to September 27, 2022, and is not necessarily indicative of current or future market conditions.

In performing the financial analyses summarized below and arriving at its opinion, Needham used and relied on the Updated Financial Projections provided by the Company’s management and summarized under “Special Factors—Certain Financial Projections” beginning on page 33.

Selected Companies Analysis. Using publicly available information, Needham compared selected historical and projected financial and market data ratios for the Company to the corresponding data and ratios of selected publicly traded companies that Needham  deemed relevant because they have lines of business that may be considered similar to those of the Company. The selected companies consisted of the following:

Alpha and Omega Semiconductor Limited

Diodes Incorporated

Renesas Electronics Corporation

Vishay Intertechnology, Inc.

The following tables set forth information concerning the following multiples for the selected companies and for the Company:

•	enterprise value as a multiple of last 12 months (“LTM”) revenues;

•	enterprise value as a multiple of projected calendar year 2022 revenues;

•	enterprise value as a multiple of projected calendar year 2023 revenues;

•	enterprise value as a multiple of LTM earnings before interest, taxes, depreciation and amortization, or adjusted EBITDA;

•	enterprise value as a multiple of projected calendar year 2022 adjusted EBITDA;

•	enterprise value as a multiple of projected calendar year 2023 adjusted EBITDA;

•	price as a multiple of LTM earnings per share, or EPS;

•	price as a multiple of projected calendar year 2022 EPS; and

•	price as a multiple of projected calendar year 2023 EPS.

Needham calculated multiples for the selected companies based on the closing stock prices of those companies on September 27, 2022. Needham calculated multiples for the Company in two cases, one using forecasts prepared by management of the Company and the other using Wall Street research analyst projections, and in each case based on (i) the closing price of the ADSs on March 18, 2022, the last trading day prior to announcement of Parent’s unsolicited preliminary non-binding proposal letter, (ii) the closing price of the ADSs on September 27, 2022 and (iii) the Per Share Merger Consideration of $0.10 per Ordinary Share and the Per ADS Merger Consideration of $5.00 per ADS. All financial information excluded the impact of non-recurring items and adjusted EBITDA amounts excluded the impact of stock-based compensation expense and other income.

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Enterprise Value /
	Revenue			Adjusted EBITDA
	LTM	2022E	2023E	LTM	2022E	2023E
Selected companies
Alpha and Omega Semiconductor	0.9x	0.8x	0.8x	3.8x	3.8x	3.4x
Diodes	1.5x	1.5x	1.4x	5.4x	5.9x	5.6x
Renesas Electronics	1.8x	2.0x	2.0x	4.3x	4.7x	4.8x
Vishay Intertechnology	0.7x	0.8x	0.7x	3.5x	3.3x	3.7x
75th percentile	1.8x	1.9x	1.9x	5.1x	5.6x	5.4x
Mean	1.2x	1.3x	1.2x	4.2x	4.4x	4.4x
Median	1.2x	1.2x	1.1x	4.0x	4.2x	4.3x
25th percentile	0.8x	0.8x	0.7x	3.6x	3.5x	3.5x
The Company at March 18, 2022
Management forecasts	0.5x	0.6x	0.5x	3.3x	5.5x	4.4x
Analyst projections	0.5x	0.6x	0.6x	3.3x	NA	NA
The Company at September 27, 2022
Management forecasts	0.5x	0.6x	0.5x	3.4x	5.7x	4.6x
Analyst projections	0.5x	0.6x	0.6x	3.4x	NA	NA
The Company implied by the Merger
Management forecasts	1.1x	1.3x	1.1x	6.9x	11.6x	9.3x
Analyst projections	1.1x	1.3x	1.2x	6.9x	NA	NA

Price / EPS
	LTM	2022E	2023E
Selected companies
Alpha and Omega Semiconductor	7.5x	7.0x	6.9x
Diodes	9.5x	9.0x	8.9x
Renesas Electronics	7.2x	6.9x	6.9x
Vishay Intertechnology	6.5x	6.1x	7.0x
75th percentile	9.0x	8.5x	8.4x
Mean	7.6x	7.3x	7.4x
Median	7.3x	7.0x	6.9x
25th percentile	6.6x	6.3x	6.9x
The Company at March 18, 2022
Management forecasts	10.3x	NM	32.2x
Analyst projections	10.3x	NM	NM
The Company at September 27, 2022
Management forecasts	10.4x	NM	32.6x
Analyst projections	10.4x	NM	NM
The Company implied by the Merger
Management forecasts	15.9x	NM	49.8x
Analyst projections	15.9x	NM	NM

In the tables immediately above, “NM” indicates multiples that were not deemed relevant because they were less than zero or exceeded 50.0x, and “NA” means information or sufficient data was unavailable.

Selected Transactions Analysis. Needham reviewed publicly available financial information for the following selected merger and acquisition transactions, which represent transactions completed since January 1, 2018 that involved target companies that were U.S. publicly traded semiconductor companies with equity values below $500 million:

Acquirer	Target
Diodes Incorporated	Lite-On Semiconductor Corporation
Dialog Semiconductor plc	*Adesto Technologies Corporation
Lantronix, Inc.	Intrinsyc Technologies Corporation
Marvell Technology Group Ltd.	*Aquantia Corp.
Adesto Technologies Corporation	*Echelon Corporation

Needham noted that three of the transactions, denoted by asterisks before the target name in the table above, involved competitive bidding processes that were characterized by the target company receiving at least two indications of interest from interested parties following customary due diligence and as a result of which the target company was able to negotiate a higher acquisition price per share.

In reviewing the selected transactions, Needham calculated, for the selected transactions and for the Merger,

•	enterprise value as a multiple of LTM revenues;

•	enterprise value as a multiple of LTM adjusted EBITDA;

•	enterprise value as a multiple of next 12 months (“NTM”) revenues; and

•	enterprise value as a multiple of NTM EBITDA.

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Needham calculated NTM multiples for the selected transactions based on the latest available equity research reports published prior to transaction announcement. The components to compute NTM adjusted EBITDA were not available from the analyst forecasts, so NTM EBITDA multiples were calculated. Needham calculated multiples for the Company in two cases, one using forecasts prepared by management of the Company and the other using Wall Street research analyst projections, and based on the Per Share Merger Consideration of $0.10 per Ordinary Share and the Per ADS Merger Consideration of $5.00 per ADS.

The following table sets forth information concerning the multiples described above for the selected transactions and the same multiples implied by the Merger.

	EV / LTM		EV / NTM
	Revenue	Adjusted EBITDA	Revenue	EBITDA
Selected transactions
Diodes / Lite-On	1.3x	5.8x	NA	NA
Dialog / Adesto	3.7x	NM	3.0x	22.3x
Lantronix / Intrinsyc	0.9x	20.8x	0.8x	9.3x
Marvell / Aquantia	3.9x	NM	4.4x	NM
Adesto / Echelon	0.6x	NM	NA	NA
75th percentile	3.8x	NA	4.4x	NA
Mean	2.1x	13.3x	2.7x	15.8x
Median	1.3x	13.3x	3.0x	15.8x
25th percentile	0.8x	NA	0.8x	NA
The Company implied by the Merger
Management forecasts	1.1x	6.9x	1.3x	11.6x
Analyst projections	1.1x	6.9x	1.3x	NA

In the table immediately above, “NM” indicates multiples that were not deemed relevant because they were less than zero or exceeded 50.0x, and “NA” means information or sufficient data was unavailable.

Premiums Paid Analysis. Needham reviewed publicly available financial information for the 13 merger and acquisition transactions that represent all-cash transactions involving U.S. publicly-traded technology companies announced since January 1, 2020 with transaction equity values of between $50 million and $250 million. In examining these transactions, Needham analyzed the premium of consideration offered to the acquired company’s stock price one day, five days and thirty days prior to the last unaffected trading day of the target’s stock.

Needham calculated premiums for the Company based on the Per ADS Merger Consideration of $5.00 per ADS and the closing prices of the ADSs one day, five days and thirty days prior to March 18, 2022, the last trading day prior to the announcement of the Original Proposal. The following table sets forth information concerning the stock price premiums in the selected transactions and the stock price premium implied by the Merger.

	Transaction Value Premiums
	1-Day	5-Day	30-Day
Selected transactions
Acquirer Company / Target Company
Vega Consulting / Volt Information Services	99%	99%	93%
Kubota Canada / AgJunction	56%	79%	54%
Corbett Technology Solutions / AFA Protective Systems	274%	274%	330%
Creation Technologies / IEC Electronics	47%	47%	44%
Constant Contact / SharpSpring	21%	25%	13%
ATN International / Alaska Communications Systems	(8)%	(7)%	10%
Centre Lane Partners / Synacor	13%	9%	50%
Ardian US / PRGX Global	5%	16%	13%
Private Group / TeleNav	31%	32%	3%
Atlas Copco / Perceptron	71%	72%	63%
HH Global Group / InnerWorkings	97%	142%	154%
HelpSystems LLC / GlobalSCAPE	16%	23%	(6)%
IG Design Group America / CSS Industries	100%	107%	104%
75th percentile	98%	103%	98%
Mean	63%	71%	71%
Median	47%	47%	50%
25th percentile	14%	19%	12%

The Company implied by the Merger	55%	68%	20%

Discounted Cash Flow Analysis. Needham performed an illustrative discounted cash flow analysis based on Company management’s forecasts to determine indicators of illustrative implied enterprise and equity values for the Company. Needham calculated a range of indications of the present value of unlevered free cash flows for the Company for the projected second half of calendar year 2022 and calendar years 2023 through 2026 using discount rates ranging from 13.0% to 15.0%. The range of discount rates, reflecting an estimated range of weighted average costs of capital of the Company, was selected by Needham utilizing its professional judgment and experience. Needham then calculated a range of illustrative terminal enterprise values at the end of 2026 by applying multiples ranging from 4.5x to 5.5x to the Company management’s estimate of its calendar year 2026 adjusted EBITDA. These illustrative terminal enterprise values were then discounted to calculate ranges of implied indications of present values using the same range of discount rates, 13.0% to 15.0%, as described above. Needham then added the ranges of the implied present values of the Company’s unlevered free cash flows for the projected periods to the ranges of implied present values of the Company’s terminal enterprise values to derive ranges of implied present enterprise values of the Company of $73.2 million to $90.7 million. Needham then added the Company’s cash and subtracted the Company’s debt, in each case as of June 30, 2022, to arrive at the ranges of illustrative implied present equity values of the Company of $119.8 million to $137.3 million. Needham noted that the enterprise and equity values of the Company implied by the Merger, based on the Per Share Merger Consideration of $0.10 and the Per ADS Merger Consideration of $5.00 and the Company’s net cash as of June 30, 2022, were $104.3 million and $150.9 million, respectively. This analysis indicated that the illustrative implied present enterprise values represented a discount from the enterprise value of the Company implied by the Merger ranging from 13% to 30% and that illustrative implied present equity values represented a discount from the equity value of the Company implied by the Merger ranging from 9% to 21%.

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No company, transaction or business used in the “Selected Companies Analysis,” “Selected Transactions Analysis” or “Premiums Paid Analysis” as a comparison is identical to the Company or to the Merger. Accordingly, an evaluation of the results of these analyses is not entirely mathematical; rather, it involves complex considerations and judgments concerning differences in the financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the selected companies or selected transactions or the business segment, company or transaction to which they are being compared.

The summary set forth above does not purport to be a complete description of the analyses performed by Needham in connection with the rendering of its opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, Needham believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its analyses and opinion. Needham did not attribute any specific weight to any factor or analysis considered by it. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis.

In performing its analyses, Needham made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or Parent. Any estimates contained in or underlying these analyses, including estimates of the Company’s future performance, are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those estimates. Additionally, analyses relating to the values of businesses or assets do not purport to be appraisals or necessarily reflect the prices at which businesses or assets may actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. Needham’s opinion and its related analyses were only one of many factors considered by the Special Committee in their evaluation of the Merger and should not be viewed as determinative of the views of the Special Committee, the Board or management of the Company with respect to the Per Share Merger Consideration, the Per ADS Merger Consideration or the Merger.

Under the terms of the Special Committee’s engagement letter with Needham, the Company has agreed to pay Needham a nonrefundable fee of $400,000 that became payable upon Needham’s delivery of its opinion to the Special Committee on September 30, 2022. If the Merger is consummated, the Company has agreed to pay Needham a fee equal to approximately $2.6 million, against which the $400,000 opinion fee would be credited. Whether or not the Merger is consummated, the Company has agreed to reimburse Needham for certain of its out-of-pocket expenses and to indemnify Needham and related persons against various liabilities, including certain liabilities under the federal securities laws.

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Needham is a nationally recognized investment banking firm. As part of its investment banking services, Needham is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. Needham believes that it was retained by the Special Committee as the Special Committee’s financial advisor in connection with the Merger based on Needham’s experience as a financial advisor in mergers and acquisitions as well as Needham’s familiarity with the Company and its industry generally. Needham has not in the past two years provided investment banking or financial advisory services to the Company unrelated to its current engagement with respect to the proposed Merger for which it has received or is entitled to receive compensation. Needham has not in the past two years provided investment banking or financial advisory services to Parent, Merger Sub or other participants in the Merger who are affiliates of the Company for which it has received or is entitled to receive compensation. Needham may in the future provide investment banking and financial advisory services to the Company, Parent and their respective affiliates unrelated to the Merger, for which services Needham would expect to receive compensation. In the normal course of its business, Needham may actively trade the equity securities of the Company for its own account or for the account of its customers or affiliates and, therefore, may at any time hold a long or short position in those securities.

Purposes of and Reasons for the Merger

The Buyer Group

Under the SEC rules governing going-private transactions, each member of the Buyer Group is required to express his or its reasons for the Merger to the Company’s Unaffiliated Security Holders, as defined in Rule 13e-3 of the Exchange Act.

Each member of the Buyer Group is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. For the Buyer Group, the purpose of the Merger is to enable Parent to acquire 100% control of the Company, in a transaction in which the Shares (other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs) and the ADSs (other than the ADSs representing Excluded Shares) will be cancelled in exchange for US$0.10 per Share or US$5.00 per ADS (less US$0.02 per ADS cash distribution fee payable pursuant to the terms of the Deposit Agreement and less US$0.05 per ADS cancellation fee payable pursuant to the terms of the Deposit Agreement), respectively, in each case, without interest and net of any applicable withholding taxes, so Parent will bear the rewards and risks of the sole ownership of the Company after the Merger, including any future earnings and growth of the Company as a result of improvements to the Company’s operations or acquisitions of other businesses.

The Buyer Group believes the operating environment has changed in a significant manner since the Company’s initial public offering and these changes have increased the uncertainty and volatility inherent in the business model of the Company. As a result, the Buyer Group is of the view that there is potential for considerably greater short- and medium-term volatility in the Company’s earnings. Responding to current market challenges will require tolerance for volatility in the performance of the Company’s business and a willingness to make business decisions focused on improving the Company’s long-term profitability. The Buyer Group believes that these strategies would be most effectively implemented in the context of a private company structure. As a privately held entity, the Company’s management will have greater flexibility to focus on improving long-term profitability without the pressures exerted by the public market’s valuation of the Company and its emphasis on short-term period-to-period performance.

Further, as a privately held entity, the Company will be relieved of many of the expenses, burdens and constraints imposed on companies that are subject to the public reporting requirements under the U.S. federal securities laws, including the Exchange Act and the Sarbanes-Oxley Act of 2002. The Buyer Group decided to undertake the going-private transaction at this time because it wants to take advantage of the benefits of the Company being a privately held company as described above. In the course of considering the going-private transaction, the Buyer Group did not consider alternative transaction structures because the Buyer Group believed the Merger was the most direct and effective way to enable the Buyer Group to acquire ownership and control of the Company.

The Company

The Company’s purpose for engaging in the Merger is to enable its shareholders to receive US$0.10 per Share and its ADS holders to receive US$5.00 per ADS in cash (less US$0.05 per ADS cancellation fee and US$0.02 per ADS cash distribution fee payable pursuant to the terms of the Deposit Agreement), without interest and net of any applicable withholding taxes. The Company has determined to undertake the Merger at this time based on the analyses, determinations and conclusions of the Special Committee and the Board described in detail under the section entitled “Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board” beginning on page 24.

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Effects of the Merger on the Company

Private Ownership

ADSs representing Shares are currently listed on NASDAQ under the symbol “OIIM”. It is expected that, following the consummation of the Merger, the Company’s American depositary shares program for Shares maintained pursuant to the Deposit Agreement will be terminated, and the Company, as the Surviving Company, will cease to be a publicly traded company and will instead become a private company beneficially owned by the Buyer Group and the Other Rollover Shareholders.

Following the completion of the Merger, ADSs will no longer be listed on any securities exchange or quotation system, including NASDAQ, and price quotations with respect to sales of the ADSs in the public market will no longer be available. In addition, registration of Shares under the Exchange Act may be terminated upon the Company’s application to the SEC if Shares are not listed on a national securities exchange and there are fewer than 300 record holders of Shares. Ninety days after the filing of Form 15 in connection with the completion of the Merger or such longer period as may be determined by the SEC, registration of the ADSs and the underlying Shares under the Exchange Act will be terminated and the Company will no longer be required to file periodic reports with the SEC or otherwise be subject to the U.S. federal securities laws, including the Exchange Act and the Sarbanes-Oxley Act of 2002, applicable to public companies. As a result, the Company will no longer incur the costs and expenses of complying with such requirements. After the completion of the Merger, the Company’s shareholders will no longer enjoy the rights or protections that the U.S. federal securities laws provide, including reporting obligations for directors, officers and principal securities holders of the Company.

Upon completion of the Merger, (a) each Share, other than Shares represented by ADSs, the Excluded Shares and the Dissenting Shares, issued and outstanding immediately prior to the Effective Time, will be cancelled and cease to exist in exchange for the right to receive the Per Share Merger Consideration in cash per Share without interest and net of any applicable withholding taxes, and (b) each ADS, other than each ADS representing the Excluded Shares, issued and outstanding immediately prior to the Effective Time, together with each Share represented by such ADS, will be cancelled in exchange for the right to receive the Per ADS Merger Consideration (less US$0.02 per ADS cash distribution fee payable pursuant to the terms of the Deposit Agreement and less US$0.05 per ADS cancellation fee payable pursuant to the terms of the Deposit Agreement), in each case, in cash, without interest and net of any applicable withholding taxes. At the Effective Time, (a) the Excluded Shares (including Excluded Shares represented by ADSs) will be cancelled for no consideration or distribution therefor and (b) the Dissenting Shares will be cancelled and cease to exist in exchange for the right to receive the fair value of such Shares as determined by the Grand Court of the Cayman Islands in accordance with the provisions of Section 238 of the Cayman Islands Companies Act. At the Effective Time, each share of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into and become one validly issued, fully paid and non-assessable ordinary share of the Surviving Company. As a result, current shareholders and ADS holders of the Company, other than the Rollover Shareholders, will no longer have any equity interest in, or be shareholders or ADS holders of, the Company upon completion of the Merger. As a result, the Company’s shareholders and ADS holders, other than the Rollover Shareholders, will not have the opportunity to participate in the earnings and growth of the Company and they will not have the right to vote on corporate matters. Similarly, our current shareholders and ADS holders, other than the Rollover Shareholders, will not be exposed to the risk of loss in relation to their investment in the Company.

At the Effective Time, the Company will (a) terminate the Company Share Plans and any relevant award agreements entered into under the Company Share Plans, and (b) provide for the treatment of each Company Option that is then outstanding and unexercised, whether or not vested or exercisable, and each Company RSU that is then outstanding as described below.

Each holder of a Vested Company Option, will, in exchange therefor be paid by the Surviving Company or one of its subsidiaries, as soon as practicable after the Effective Time pursuant to the Company’s ordinary payroll practices (but in any event no later than thirty business days after the closing date), a cash amount (without interest and net of any applicable withholding taxes) equal to the product of (x) the excess, if any, of the Per Share Merger Consideration over the exercise price of such Vested Company Option and (y) the number of Shares underlying such Vested Company Option, provided that if the exercise price per Share of any such Vested Company Option is equal to or greater than the Per Share Merger Consideration, such Vested Company Option will be cancelled without any cash payment being made in respect thereof.

At the Effective Time, except as otherwise specified in the Merger Agreement, each Unvested Company Option will be assumed by Holdco and converted into an option to purchase shares of common stock of Holdco. Each assumed Unvested Company Option will continue to have, and be subject to, the same terms and conditions set forth in the applicable Company Share Plan and applicable award agreement effective immediately prior to the Effective Time and the terms and conditions set forth in the award amendment pursuant to the Merger Agreement.

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At the Effective Time, except as otherwise specified in the Merger Agreement, each Company RSU will be assumed by the Holdco and converted into a restricted stock unit award with respect to a number of shares of common stock of Holdco, and such restricted stock unit award will be subject to the same terms and conditions as were applicable to such Company RSUs immediately prior to the Effective Time and the terms and conditions set forth in the award amendment pursuant to the Merger Agreement.

Notwithstanding the foregoing, each independent director of the Company that holds Company Options and/or Company RSUs, whether vested or unvested, that are cancelled at the Effective Time will, except as otherwise agreed to in writing between such persons and Parent, in exchange therefor, be paid by the Surviving Company or one of its subsidiaries, as soon as practicable after the Effective Time pursuant to the Company’s ordinary payroll practices (but in any event no later than thirty business days after the closing date), a cash amount (without interest and net of any applicable withholding taxes) determined as follows: (a) in the case of Company Options, the cash payment will be determined in a manner consistent with the provisions applicable to the Vested Company Options as set forth above, and (b) in the case of Company RSUs, the cash amount will be determined by multiplying the Per Share Merger Consideration by the number of Shares underlying such Company RSUs.

Immediately prior to the Effective Time, each Company RSU held by the Management Members will become fully vested and the restrictions with respect thereto will lapse, and each such Company RSU will be immediately settled into one Share. All such Shares will be converted at the Effective Time into a number of shares of common stock of Holdco. Immediately prior to the Effective Time, each Company Option held by the Management Members will fully vest and become a Vested Company Option. At the Effective Time, each such Vested Company Option will be assumed by Holdco and converted into an option to purchase shares of common stock of Holdco. Except as otherwise specified in the Merger Agreement, each such option will continue to have, and be subject to, the same terms and conditions set forth in the applicable Company Share Plan and applicable award agreement effective immediately prior to the Effective Time (other than the vesting terms that may have otherwise applied).

Each of the Company Options and/or Company RSUs granted to the Other Rollover Shareholders will, except as otherwise agreed to in writing between such persons and Parent or otherwise specified in the Merger Agreement, in exchange therefor, be issued with an employee incentive award with respect to a number of shares of common stock of Holdco, to replace such Company Option and/or Company RSU. The replacement stock options granted in exchange for such Company Options will be determined in a manner consistent with the provisions applicable to the Unvested Company Options as set forth above, and the replacement restricted stock units granted in exchange for such Company RSUs will be determined in a manner consistent with the provisions applicable to the Company RSUs as set forth above, provided, that if any of such Rollover Shareholders holds Vested Company Options and the exercise price of such Vested Company Options is equal to or greater than the Per Share Merger Consideration, such Vested Company Options will be cancelled for no consideration and any such Vested Company Options will not be entitled to the treatment of Vested Company Options contemplated in this paragraph. Such replacement stock options and replacement restricted stock units will be subject to the terms and conditions set forth in the award amendment pursuant to the Merger Agreement.

Directors and Management of the Surviving Company

If the Merger is completed, the current memorandum and articles of association of the Company will be replaced in their entirety by the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time except that, at the Effective Time, (a) all references therein to the name of the Surviving Company shall be amended to “O2Micro International Limited”, (b) all references therein to the authorized share capital of the Surviving Company will be amended to refer to the correct authorized share capital of the Surviving Company as approved in the Plan of Merger; and (c) such memorandum and articles of association will include such indemnification, advancement of expenses and exculpation provisions as required by the Merger Agreement. In addition, the directors of Merger Sub immediately prior to the Effective Time or such other persons designated by Parent will, from and after the Effective Time, be the initial directors of the Surviving Company, and the officers of the Company immediately prior to the Effective Time will, from and after the Effective Time, be the initial officers of the Surviving Company, in each case, unless otherwise determined by Parent.

Primary Benefits and Detriments of the Merger

The primary benefits of the Merger to the Unaffiliated Security Holders include, without limitation, the following:

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•	The receipt by the Unaffiliated Security Holders of US$0.10 per Share or US$5.00 per ADS in cash, representing a premium of approximately 68.9% to the closing price of the ADSs on September 19, 2022 before the Company announced its receipt of the Further Updated Proposal from the Buyer Group, and premiums of approximately 42.4% and 38.2% to the volume weighted average trading price of the ADSs during the 60 trading days and 90 trading days, respectively, prior to and including September 19, 2022.

•	The avoidance of the risk associated with any possible decrease in our future revenues and free cash flow, growth or value following the Merger, as well as the uncertainties and risks associated with growing existing and new businesses of the Company, including, among others, as a result of (i) increased competition from other companies and (ii) challenges faced in retaining existing or attracting new business users of the Company.

The primary detriments of the Merger to the Unaffiliated Security Holders include, without limitation, the following:

•	Such shareholders and ADS holders will cease to have an interest in the Company and, therefore, will no longer benefit from possible increases in the future revenues and free cash flow, growth or value of the Company or payment of dividends on the Shares, if any.

•	In general, the receipt of cash pursuant to the Merger or through the exercise of dissenters’ rights will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under other applicable tax laws. See “Special Factors—U.S. Federal Income Tax Consequences” beginning on page 57 for additional information.

•	The highest historical closing price of the Company’s ADSs (US$17.45 per ADS and US$8.45 per ADS, respectively) since the Company’s ADS became publicly listed on NASDAQ on November 28, 2005 and during the 52 weeks prior to the Company’s receipt of the Original Proposal exceeds the Per ADS Merger Consideration.

The primary benefits of the Merger to the Company’s directors and executive officers (other than the Management Members) include, without limitation, the following:

•	Continued indemnification rights, rights to advancement of fees and directors and officers liability insurance, which will continue to be provided to the existing directors and officers of the Company following the completion of the Merger. See “The Merger Agreement—Directors’ and Officers’ Indemnification and Insurance” of this proxy statement.

•	The expected continuation of service of the executive officers of the Company with the Surviving Company in positions that are substantially similar to their current positions, allowing them to benefit from remuneration arrangements with the Surviving Company.

•	The cash-out of certain Company Options and Company RSUs held by the Company’s independent directors and of certain Vested Company Options held by one director and executive officer.

•	The compensation at a rate of US$6,000 per month for the chairman of the Special Committee (up to a maximum amount of US$60,000) and US$5,000 per month for the other member of the Special Committee (up to a maximum amount of US$50,000), respectively, in exchange for each member’s services in such capacity, the payment of which is not contingent upon the completion of the Merger or the Special Committee’s or the Board’s recommendation of the Merger.

The primary detriments of the Merger to the Company’s directors and executive officers (other than the Management Members) include, without limitation, the following:

•	Directors and executive officers, to the extent and in their capacity as shareholders of the Company, will no longer benefit from possible increases in the future revenues and free cash flow, growth or value of the Company or payment of dividends on the Shares or ADSs, if any.

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•	In general, the receipt of cash pursuant to the Merger or through the exercise of dissenters’ rights will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under other applicable tax laws.

The primary benefits of the Merger to the Buyer Group and the Other Rollover Shareholders include the following:

•	If the Company successfully executes its business strategies, the value of the Buyer Group’s and the Other Rollover Shareholders’ equity investment could increase because of possible increases in future revenues and free cash flow, increases in the underlying value of the Company or the payment of dividends, if any, that will accrue to Parent.

•	The Company will no longer have continued pressure to meet quarterly forecasts set by analysts. In contrast, as a publicly traded company, the Company currently faces pressure from public shareholders and investment analysts to make decisions that may produce better short-term results, but which may not maximize equity value in the long term.

•	The management of the Company will have more freedom to focus on long-term strategic planning in a highly competitive business with increasing competition and regulation.

•	The management of the Company will have more flexibility to change its capital spending strategies without public market scrutiny or analysts’ quarterly expectations.

•	The Company will be able to introduce new products or change its pricing strategies to attract customers without public market scrutiny or the pressure to meet short-term forecasts.

•	There will be a reduction of the costs and administrative burden associated with operating the Company as a U.S. publicly traded company, including the costs associated with regulatory filings and compliance requirements. The Company has estimated that no longer being subject to such requirements will result in a saving of direct costs of approximately US$1.0 million per year on a recurring basis;

The primary detriments of the Merger to the Buyer Group and the Other Rollover Shareholders include the following:

•	All of the risks of any possible decrease in the Company’s revenues, free cash flow or value following the Merger will be borne by Parent.

•	The business risks facing the Company, including increased competition and government regulation, will be borne by Parent.

•	An equity investment in the Surviving Company by Parent following the Merger will involve substantial risk resulting from the limited liquidity of such an investment since there will be no trading market for the Surviving Company’s equity securities.

The Company’s Net Book Value and Net Earnings

Parent and Merger Sub do not currently own any interest in the Company. Immediately after the closing of the Merger, Parent will own 100% of the outstanding Shares of the Surviving Company. The Company’s net earnings attributable to its shareholders for the fiscal year ended December 31, 2021 was approximately US$12.1 million, and net book value attributable to the Company’s shareholders as of December 31, 2021 was approximately US$99.5 million.

The table below sets out the direct or indirect interest in the Company’s net book value and net earnings for members of the Buyer Group and the Other Rollover Shareholders immediately before and after the Merger, based on the historical net book value and net earnings of the Company as of and for the year ended December 31, 2021.

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	Ownership Prior to the Merger(1)				Ownership After the Merger(2)
	Net Book Value		Net Earnings		Net Book Value		Net Earnings
Name	US$’000%		US$’000%		US$’000%		US$’000%
Buyer Group	8,213	8.3	1,000	8.3	83,437	83.9	10,159	83.9
Other Rollover Shareholders	8,588	8.6	1,046	8.6	16,047	16.1	1,954	16.1

Note:

(1)	Ownership percentages are based on 1,460,331,100 Shares outstanding as of October 26, 2022.
(2)	Ownership percentages are based on 781,530,750 shares of Holdco Common Stock outstanding immediately after the closing of the Merger, including those underlying the Assumed Accelerated Options.

Plans for the Company after the Merger

Following the completion of the Merger, Parent will own 100% of the equity interest in the Surviving Company. The Buyer Group anticipates that the Company will continue to conduct its operations substantially as they are currently being conducted, except that the Company will cease to be a publicly traded company and will instead be a wholly owned subsidiary of Parent.

 Following the completion of the Merger and the anticipated deregistration of the Shares and ADSs, the Company will no longer be subject to the Exchange Act and the compliance and reporting requirements of NASDAQ and the related direct and indirect costs and expenses, and may experience positive effects on profitability as a result of the elimination of such costs and expenses.

 Except as set forth in this proxy statement and transactions already under consideration by the Company, the Buyer Group does not have any current plans, proposals or negotiations that relate to or would result in any of the following:

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

•	sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; or

•	any other material changes in the Company, including with respect to the Company’s corporate structure or business.

However, after the Effective Time, the Buyer Group and the Surviving Company’s management and directors will continue to evaluate the Company’s entire business and operations from time to time, and may propose or develop plans and proposals which they consider to be in the best interests of the Company and its equity holders, including the disposition or acquisition of material assets, alliances, joint ventures, and other forms of cooperation with third parties or other extraordinary transactions, including the possibility of relisting the Company or a substantial part of its business on another stock exchange. The Buyer Group expressly reserves the right to make any changes they deem appropriate to the operation of the Surviving Company in light of such evaluation and review as well as any future developments.

Alternatives to the Merger

The Board did not independently determine to initiate a process for the sale of the Company. The Special Committee was formed on March 17, 2022, in response to the receipt of the Original Proposal on March 14, 2022. The Special Committee determined that there was no viable alternative transaction to the proposed sale of the Company to the Buyer Group in light of (i) the fact that, since the Company’s receipt of the Original Proposal dated March 14, 2022 and through the date of the Merger Agreement, no third party has submitted a competing proposal, and (ii) the fact that, the Special Committee had, with the assistance of Needham, conducted a market check by contacting certain strategic and financial investors, and none of those investors submitted a competing proposal. In addition, the Special Committee and the Board considered, as an alternative to the Merger, the Company remains as a public company. However, based on the considerations set forth in the section entitled “Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board” beginning on page 24, the Special Committee and the Board have concluded that it is more beneficial to the Unaffiliated Security Holders for the Company to enter into the Merger Agreement and pursue the consummation of the Transactions, and become a private company rather than to remain a public company.

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The Special Committee also took into account that, prior to the receipt of shareholder approval, the Company may, subject to compliance with the terms and conditions of the Merger Agreement, terminate the Merger Agreement in order to accept an alternative transaction proposed by a third party that is a Superior Proposal, subject to the payment of a termination fee of US$1.5 million and expense reimbursement, as provided in the Merger Agreement. In this regard, the Special Committee recognized that it has flexibility under the Merger Agreement to, subject to the terms and conditions thereunder, respond to an alternative transaction proposed by a third party that is or would reasonably be expected to result in a Superior Proposal, including the ability to provide information to and engage in discussions and negotiations with such party (and, if such proposal is a Superior Proposal, recommend such proposal to the Company’s shareholders).

Effects on the Company if the Merger Is Not Completed

If the Merger Agreement, the Plan of Merger and the Transactions are not authorized and approved by the shareholders of the Company or if the Merger is not completed for any other reason, the shareholders or ADS holders of the Company would not receive any payment for their Shares or ADSs pursuant to the Merger Agreement, nor would the holders of any Vested Company Options or our independent directors receive any payment pursuant to the Merger Agreement for their Company Options and/or Company RSUs, nor would the Unvested Company Options and Company RSUs be assumed and converted into equity incentive awards of Holdco. In addition, the Company would remain a publicly traded company, the ADSs would continue to be listed and traded on NASDAQ for so long as the Company continues to meet NASDAQ’s listing requirements, and the Company would remain subject to SEC reporting obligations. Therefore, the Company’s shareholders and ADS holders will continue to be subject to similar risks and opportunities as they currently are with respect to their ownership of the Shares and ADSs. In addition, if the Merger is not completed, you may be subject to the risks in relation to the future value of the Shares or ADSs, including the risk that the market price of the ADSs may decline to the extent that the current market price reflects a market assumption that the Merger will be completed.

Under specified circumstances in which the Merger Agreement is terminated, the Company may be required to pay Parent a termination fee equal to US$1.5 million and/or expenses, or Parent may be required to pay the Company a termination fee equal to US$3 million and/or expenses, in each case, as described under the caption “The Merger Agreement and Plan of Merger—Termination Fees” beginning on page 87.

If the Merger is not completed, the Board will, from time to time thereafter, evaluate and review, among other things, the business, operations, dividend policy and capitalization of the Company and make such changes as it deems appropriate and continue to seek to identify strategic alternatives to enhance shareholder value. If the Merger Agreement is not approved by the shareholders or if the Merger is not completed for any other reason, we cannot assure you that any other transaction acceptable to the Company will be offered, or that the business, prospects or results of operations of the Company will not be adversely impacted.

Financing of the Merger

The Company and the Buyer Group estimate that the total amount of funds necessary to complete the Merger and the Transactions, excluding payment of fees and expenses in connection with the Merger would be approximately US$125 million, assuming no exercise of dissenters’ rights by shareholders of the Company. In calculating this amount, the Company and the Buyer Group did not consider the value of the Excluded Shares, which will be cancelled for no consideration pursuant to the Merger Agreement. This amount includes the cash to be paid to the Unaffiliated Security Holders as well as the related costs and expenses, in connection with the Transactions.

The Buyer Group expects to provide this amount through a combination of (i) cash contributions by the Sponsor contemplated by the Equity Commitment Letter with such funding obligations to be guaranteed by the Forebright Fund (the “Equity Financing”), (ii) proceeds from a term loan facility (the “Term Loan Facility”) and a cash bridge facility (the “Cash Bridge Facility”, and together with the Term Loan Facility, the “Facilities”), each contemplated by the Debt Commitment Letter issued to Parent by Credit Suisse, and (iii) available unrestricted cash from the Company. The financing contemplated under the Debt Commitment Letter is hereby referred to as the “Debt Financing”.

Under the terms and subject to the conditions of the Equity Commitment Letter, the Sponsor has committed to providing equity financing in an aggregate amount of US$45,274,075 to Holdco to finance the Merger.

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Under the terms and subject to the conditions of the Debt Commitment Letter, Credit Suisse committed to arrange and underwrite the Term Loan Facility in the amount of up to US$40,000,000 and the Cash Bridge Facility in the amount of up to US$40,000,000 to Parent to finance the Merger.

Equity Financing

Pursuant to the Equity Commitment Letter, the Sponsor has committed, subject to the terms and conditions therein, to subscribe, or cause to be subscribed, for newly issued equity securities of Holdco, at or prior to the Effective Time, in an aggregate cash amount of US$45,274,075, with such funding obligations to be guaranteed by the Forebright Fund. Such funds to be used by Holdco to (i) fund a portion of the Merger consideration and any other amounts required to be paid pursuant to the Merger Agreement, and (ii) pay related fees and expenses pursuant to the Merger Agreement.

The funding of the Sponsor’s equity commitment under the Equity Commitment Letter is conditioned upon (i) the execution and delivery of the Merger Agreement by the Company, (ii) the satisfaction, or waiver by Parent, of each of the conditions to Parent’s and Merger Sub’s obligations to effect the Merger set forth in the Merger Agreement as in effect from time to time (other than those conditions that by their nature are to be satisfied at the closing of the Merger), (iii) either the substantially contemporaneous consummation of the closing of the Merger or the obtaining by the Company in accordance with the terms of the Merger Agreement of a final and non-appealable order requiring Parent to cause the Equity Financing to be funded and to effect the closing of the Merger, (iv) the Debt Financing (or, if applicable, the alternative debt financing (the “Alternative Financing”)) will be funded at the closing of the Merger in accordance with the terms thereof assuming the Equity Financing is funded at the closing, and (v) the substantially contemporaneous consummation of the contribution of the Rollover Shares by the Rollover Shareholders pursuant to the Support Agreement or the applicable party thereto seeking enforcement of the Support Agreement.

The obligation of the Sponsor to fund the equity commitment under the Equity Commitment Letter will terminate automatically and immediately upon the earliest to occur of (i) the closing of the Merger, at which time such obligation will be discharged but subject to performance of such obligation, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) the Company’s receipt in full of a parent termination fee of US$3 million under the Merger Agreement, and (iv) (x) the assertion of any claim (whether in tort, contract or otherwise) or initiation of a proceeding by the Company or any of its affiliates against Holdco, Parent, Merger Sub, the Sponsor and certain non-recourse parties as provided in the Equity Commitment Letter in connection with or relating to the Equity Commitment Letter, the Merger Agreement, the Limited Guarantee, or any of the transactions contemplated under the Merger Agreement (other than a claim seeking an order of specific performance of the Sponsor’s obligation to make the commitment under the Equity Commitment Letter in the circumstances provided for in the Equity Commitment Letter, or seeking specific performance pursuant to the Merger Agreement), or (y) the assertion by the Company or any of its affiliates that the cap on the Sponsor’s aggregate liabilities under the Equity Commitment Letter is illegal, invalid or unenforceable in whole or in part.

The Company is an express third-party beneficiary of the Equity Commitment Letter to the extent of its right to seek specific performance of the equity commitment pursuant to the terms and subject to the conditions of the Equity Commitment Letter.

Debt Financing

Parent received the Debt Commitment Letter from Credit Suisse, pursuant to which and subject to the conditions set forth therein, Credit Suisse committed to provide the Term Loan Facility in the amount of up to US$40,000,000 and the Cash Bridge Facility in the amount of up to $40,000,000 to Parent for the purpose of financing the consideration for the Merger and fees and expenses incurred in connection with the Merger.

Credit Suisse may terminate the Debt Commitment Letter with immediate effect by notifying Parent if:

i. the Merger has been withdrawn, abandoned or aborted, or the offer of Parent or Merger Sub in respect of the Merger has been rejected by the Company;

ii. the Merger Agreement is terminated, rescinded, lapses or otherwise ceases to be in full force and effect; or

iii. the Merger has not completed by March 31, 2023 (or such later date as Credit Suisse may agree in writing).

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Under the Debt Commitment Letter, the underwriting and funding of the Facilities is subject to, among others, the condition that the definitive documents governing the Facilities, which are based on the terms set out in the relevant mandate documents in respect of the Facilities and mutually satisfactory to Parent and Credit Suisse, are prepared, executed and delivered within six months after the date of the Debt Commitment Letter (or twelve months after the date of the Debt Commitment Letter if agreed by Credit Suisse in writing).

The definitive documents governing the Facilities have not been executed as of the date hereof and, accordingly, the actual terms of the Facilities may differ from those described in this proxy statement. Except as described herein, there is no other plan or arrangement to finance the Merger.

The Buyer Group expects to use available unrestricted cash generated from the business operations of the Company and its subsidiaries to repay the debt incurred under the Facilities under certain circumstances and subject to the terms and conditions as set forth in the definitive documents governing the Facilities.

Terms of the Term Loan Facility

•	Interest Rate. The Term Loan Facility is expected to bear interest at a rate equal to: certain SOFR rate to be agreed by Parent and Credit Suisse in the definitive documents plus 3.80% per annum, subject to zero floor for such SOFR rate and customary fallbacks (including upon market disruption) to be further negotiated and agreed by Parent and Credit Suisse.

•	Maturity. The Term Loan Facility will mature on the date falling five years from the initial utilization date.

•	Amortization. The loan under the Term Loan Facility is expected to be repaid in semi-annual instalments by ten percent of the principal amount for each instalment starting from twenty four months following the initial utilization date of the Term Loan Facility, with the remaining forty percent of the principal amount to be repaid on the maturity date of the Term Loan Facility.

•	Security and Guarantee. The Term Loan Facility shall be secured by certain corporate guarantees as well as certain charge and/or security over the shares and equity interests in and assets of Parent, Merger Sub, the Company and certain of its subsidiaries.

•	Conditions Precedent. The availability of the Term Loan Facility is subject to, among other things, the absence of any major default as well as change of control, and the receipt by Credit Suisse of (a) copies of customary constitutional and corporate documents of Holdco, Parent and Merger Sub, (b) copies of certain executed finance documents named therein, (c) certain legal opinions and diligence reports named therein, (d) copies of certain executed transaction documents with respect to Merger named therein, (e) certain approvals and filings (if applicable) with respect to the Merger, (f) certain evidence of equity contribution from Holdco to Parent and sufficient funding, (g) a certificate from Parent confirming the satisfaction or waiver of the conditions precedent to the closing of the Merger, (h) copies of financials of the Company, and (i) certain other documents with respect to the Buyer Group and the closing of the Transactions.

Terms of the Cash Bridge Facility

•	Interest Rate. The Cash Bridge Facility is expected to bear interest at a rate equal to: certain SOFR rate to be agreed by Parent and Credit Suisse in the definitive documents plus 2.50% per annum, subject to zero floor for such SOFR rate and customary fallbacks (including upon market disruption) to be further negotiated and agreed by Parent and Credit Suisse.

•	Maturity. The Cash Bridge Facility will mature on the date falling 364 days from the initial utilization date.

•	Amortization. The loan under the Cash Bridge Facility is expected to be repaid in full on the maturity date of the Cash Bridge Facility.

•	Security and Guarantee. The Cash Bridge Facility shall be secured by certain corporate guarantees as well as certain charge and/or security over the shares and equity interests in and assets of Parent, Merger Sub, the Company and certain of its subsidiaries.

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•	Conditions Precedent. The availability of the Cash Bridge Facility is subject to, among other things, the absence of any major default as well as change of control, and the receipt by Credit Suisse of (a) copies of customary constitutional and corporate documents of Holdco, Parent and Merger Sub, (b) copies of certain executed finance documents named therein, (c) certain legal opinions and diligence reports named therein, (d) copies of certain executed transaction documents with respect to Merger named therein, (e) certain approvals and filings (if applicable) with respect to the Merger, (f) certain evidence of equity contribution from Holdco to Parent and sufficient funding, (g) a certificate from Parent confirming the satisfaction or waiver of the conditions precedent to the closing of the Merger, (h) copies of financials of the Company, and (i) certain other documents with respect to the Buyer Group and the closing of the Transactions.

Limited Guarantee

Concurrently with the execution and delivery of the Merger Agreement, the Sponsor, as the guarantor, executed and delivered the Limited Guarantee, dated as of September 30, 2022, in favor of the Company. Under the Limited Guarantee, the Sponsor has guaranteed in favor of the Company, subject to the maximum amount of US$3.3 million (the “Maximum Amount”), and certain limitations provided therein, (i) the payment of the Parent Termination Fee as defined in the Merger Agreement, (ii) the reimbursement obligations of Parent of reasonable costs and expenses actually incurred or accrued in connection with the collection of the Parent Termination Fee pursuant the Merger Agreement and (iii) the indemnification and reimbursement obligations of Parent of all reasonable and documented out-of-pocket costs and expenses incurred by the Company or any of its subsidiaries in connection with the cooperation of the Company and its subsidiaries for the financing of the Buyer Group under the Merger Agreement. The Limited Guarantee will terminate on the earliest to occur of (a) the Effective Time, (b) the payment in full of the obligations thereunder subject always to the Maximum Amount, and (c) the valid termination of the Merger Agreement in accordance with its terms under the circumstance in which Parent and/or Merger Sub would not be obligated to make any payment of any obligations mentioned above pursuant to the Merger Agreement.

The Limited Guarantee provided by the Sponsor will also terminate in the event that the Company or any of its subsidiaries, and their respective officers, directors, managers, agents, representatives, employees or affiliates assert in any litigation or other proceeding that any provisions of the Limited Guarantee limiting the Sponsor’s liability to the Maximum Amount are illegal, invalid or unenforceable in whole or in part or that the Sponsor is liable in excess of or to a greater extent than the Maximum Amount, or assert any theory of liability against certain non-recourse parties other than certain retained claims as provided under the Limited Guarantee.

Support Agreement

Concurrently with the execution and delivery of the Merger Agreement, the Rollover Shareholders entered into the Support Agreement with Holdco. Pursuant to the Support Agreement, among other things, (i) each Rollover Shareholder will vote, or cause to be voted, all of the Rollover Shares beneficially owned by it, him or her in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, and (ii) the Rollover Shares beneficially owned by it, him or her will, at the closing of the Merger, be cancelled for no consideration. Each of the Rollover Shareholders will instead receive a number of newly issued common stock of Holdco equal to their respective number of Rollover Shares immediately prior to the closing of the Merger.

As of October 26, 2022, the Rollover Shareholders collectively beneficially own 246,621,000 Shares (including Shares represented by ADSs, but excluding, for purpose of this calculation, the Shares that the Rollover Shareholders may acquire through the exercise of Company share incentive awards within 60 days of the date of this proxy statement), which represent collectively approximately 16.9% of the voting power of the Company’s issued and outstanding Shares (including Shares represented by ADSs).

Consortium Agreement

On May 20, 2022, the Management Members entered into a consortium agreement with Parent, pursuant to which the Management Members and Parent agreed to cooperate in connection with the acquisition of all of the outstanding Shares (including Shares represented by ADSs) of the Company, other than the Rollover Shares, through a going-private transaction.

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Interim Investors Agreement

Concurrently with the execution and delivery of the Merger Agreement, the Management Members, the Sponsor, Holdco, Parent and Merger Sub entered into the Interim Investors Agreement, pursuant to which the parties thereto agreed to certain terms and conditions that will govern the actions of such parties and the relationship among such parties with respect to the Merger. The Interim Investors Agreement provides for, among other things and, subject to certain limitations or exceptions therein, (i) the mechanism for making certain decisions relating to the Merger Agreement and ancillary agreements in connection with the Merger, and (ii) the arrangement for the sharing of certain fees and expenses among members of the Buyer Group.

Remedies

The parties to the Merger Agreement may be entitled to specific performance of the terms of the Merger Agreement, including an injunction or injunctions to prevent breaches of the Merger Agreement, in addition to any other remedy at law or equity. While the parties may pursue both a grant of specific performance and monetary damages, none of them will be permitted or entitled to receive both a grant of specific performance that results in the closing of the Merger and payment of a termination fee.

Other than rights of specific performance that the Company may be entitled to, in the event that the Company has the right to terminate the Merger Agreement and receive a termination fee and certain costs, expenses and interest pursuant to the Merger Agreement, the Company’s right to receive the termination fee will be the sole and exclusive remedy of the Company and its subsidiaries for any loss or damage suffered as a result of any breach or failure to perform under the Merger Agreement or other failure of the Merger to be consummated by Parent and Merger Sub.

Other than rights of specific performance that Parent may be entitled to, Parent’s right to terminate the Merger Agreement and receive a termination fee and certain costs, expenses and interest pursuant to the Merger Agreement will be the sole and exclusive remedy of Parent and Merger Sub for any loss or damage suffered as a result of any breach or failure to perform under the Merger Agreement or other failure of the Merger to be consummated by the Company.

The maximum aggregate liabilities of Parent and Merger Sub for monetary damages in connection with the Merger Agreement are limited to (a) the maximum termination fee of US$3 million and (b) reimbursement of certain expenses and interest in the event that Parent fails to pay the applicable termination fee when due and in accordance with the requirements of the Merger Agreement, as the case may be, and reimbursement of certain expenses in connection with the debt financing of Parent and Merger Sub.

Interests of Certain Persons in the Merger

In considering the recommendation of the Special Committee and the Board with respect to the Merger, you should be aware that each member of the Buyer Group and the Other Rollover Shareholders has interests in the transaction that are different from, and/or in addition to, the interests of the Unaffiliated Security Holders generally. The Board and the Special Committee were aware of such interests and considered them, among other matters, in reaching their decisions to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, and recommend that our shareholders vote in favor of authorizing and approving the Merger Agreement, the Plan of Merger and the Transactions.

Interests of the Buyer Group and the Other Rollover Shareholders

As a result of the Merger, Parent will own 100% of the equity interest in the Surviving Company immediately following the completion of the Merger. The Buyer Group and the Other Rollover Shareholders will directly or indirectly enjoy the benefits from any future earnings and growth of the Company after the Merger which, if the Company is successfully managed, could result in an increase in the value of their investments in the Company. The Buyer Group and the Other Rollover Shareholders will also bear the corresponding risks of any possible decreases in the future earnings, growth or value of the Company. As there will be no public trading market for the Surviving Company’s shares, the Buyer Group and the Other Rollover Shareholders will have no certainty of any future opportunity to sell such shares at an attractive price, or that any dividend paid by the Surviving Company will be sufficient to recover their respective investments in the Company.

The Merger may also provide additional means to enhance shareholder value for the Buyer Group and the Other Rollover Shareholders, including improved profitability due to the elimination of the expenses associated with public company reporting and compliance, increased flexibility and responsiveness in management of the business to achieve growth and respond to competition without the restrictions of short-term earnings comparisons, and additional means for making liquidity available to the Buyer Group and the Other Rollover Shareholders, such as through dividends or other distributions.

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Interests of the Company’s Executive Officers and Directors in the Merger

In considering the recommendation of the Special Committee and the Board, the Company’s shareholders should be aware that certain of the Company’s directors and executive officers have interests in the Transactions that are different from, and/or in addition to, the interests of the Company’s shareholders and ADS holders generally. These interests include:

•	the beneficial ownership of equity interests in Parent by the Management Members as a result of the Merger (if approved and consummated);

•	the potential enhancement or decline of the share value of the Surviving Company, of which the Management Members will have beneficial ownership as a result of the completion of the Merger, and future performance of the Surviving Company;

•	the cash-out of certain Company Options and Company RSUs held by the Company’s independent directors and of certain Vested Company Options held by one director and executive officer;

•	continued indemnification rights and directors and officers liability insurance to be provided by the Surviving Company to former directors and officers of the Company pursuant to the Merger Agreement;

•	the compensation at a rate of US$6,000 per month for the chairman of the Special Committee (up to a maximum amount of US$60,000) and US$5,000 per month for the other member of the Special Committee (up to a maximum amount of US$50,000), respectively, the payment of which is not contingent upon the completion of the Merger or the Special Committee’s or the Board’s recommendation of the Merger; and

•	the expected continuation of service of the executive officers of the Company with the Surviving Company in positions that are substantially similar to their current positions, allowing them to benefit from remuneration arrangements with the Surviving Company.

The Special Committee and the Board were aware of these potential conflicts of interest and considered them, among other matters, in reaching their decisions and recommendations with respect to the Merger Agreement and related matters. Prior to the execution of the Merger Agreement, there have been no discussions with the Company’s directors and executive officers (other than the Management Members) with respect to their compensation in connection with the Transactions or employment with the Surviving Company. See “Treatment of Company Share Awards” beginning on page 53 and “Special Factors—Effects of the Merger on the Company—Directors and Management of the Surviving Company” beginning on page 44 for additional information.

Treatment of Company Share Awards

At the Effective Time, the Company will (a) terminate the Company Share Plans and any relevant award agreements entered into under the Company Share Plans, and (b) provide for the treatment of each Company Option that is then outstanding and unexercised, whether or not vested or exercisable, and each Company RSU that is then outstanding as described below.

Each holder of a Vested Company Option, will, in exchange therefor be paid by the Surviving Company or one of its subsidiaries, as soon as practicable after the Effective Time pursuant to the Company’s ordinary payroll practices (but in any event no later than thirty business days after the closing date), a cash amount (without interest and net of any applicable withholding taxes) equal to the product of (x) the excess, if any, of the Per Share Merger Consideration over the exercise price of such Vested Company Option and (y) the number of Shares underlying such Vested Company Option, provided that if the exercise price per Share of any such Vested Company Option is equal to or greater than the Per Share Merger Consideration, such Vested Company Option will be cancelled without any cash payment being made in respect thereof.

At the Effective Time, except as otherwise specified in the Merger Agreement, each Unvested Company Option will be assumed by Holdco and converted into an option to purchase shares of common stock of Holdco. Each assumed Unvested Company Option will continue to have, and be subject to, the same terms and conditions set forth in the applicable Company Share Plan and applicable award agreement effective immediately prior to the Effective Time and the terms and conditions set forth in the award amendment pursuant to the Merger Agreement.

At the Effective Time, except as otherwise specified in the Merger Agreement, each Company RSU will be assumed by the Holdco and converted into a restricted stock unit award with respect to a number of shares of common stock of Holdco, and such restricted stock unit award will be subject to the same terms and conditions as were applicable to such Company RSUs immediately prior to the Effective Time and the terms and conditions set forth in the award amendment pursuant to the Merger Agreement.

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Notwithstanding the foregoing, each independent director of the Company that holds Company Options and/or Company RSUs, whether vested or unvested, that are cancelled at the Effective Time will, except as otherwise agreed to in writing between such persons and Parent, in exchange therefor, be paid by the Surviving Company or one of its subsidiaries, as soon as practicable after the Effective Time pursuant to the Company’s ordinary payroll practices (but in any event no later than thirty business days after the closing date), a cash amount (without interest and net of any applicable withholding taxes) determined as follows: (a) in the case of Company Options, the cash payment will be determined in a manner consistent with the provisions applicable to the Vested Company Options as set forth above, and (b) in the case of Company RSUs, the cash amount will be determined by multiplying the Per Share Merger Consideration by the number of Shares underlying such Company RSUs.

Immediately prior to the Effective Time, each Company RSU held by the Management Members will become fully vested and the restrictions with respect thereto will lapse, and each such Company RSU will be immediately settled into one Share. All such Shares will be converted at the Effective Time into a number of shares of common stock of Holdco. Immediately prior to the Effective Time, each Company Option held by the Management Members will fully vest and become a Vested Company Option. At the Effective Time, each such Vested Company Option will be assumed by Holdco and converted into an option to purchase shares of common stock of Holdco. Except as otherwise specified in the Merger Agreement, each such option will continue to have, and be subject to, the same terms and conditions set forth in the applicable Company Share Plan and applicable award agreement effective immediately prior to the Effective Time (other than the vesting terms that may have otherwise applied).

Each of the Company Options and/or Company RSUs granted to the Other Rollover Shareholders will, except as otherwise agreed to in writing between such persons and Parent or otherwise specified in the Merger Agreement, in exchange therefor, be issued with an employee incentive award with respect to a number of shares of common stock of Holdco, to replace such Company Option and/or Company RSU. The replacement stock options granted in exchange for such Company Options will be determined in a manner consistent with the provisions applicable to the Unvested Company Options as set forth above, and the replacement restricted stock units granted in exchange for such Company RSUs will be determined in a manner consistent with the provisions applicable to the Company RSUs as set forth above, provided, that if any of such Rollover Shareholders holds Vested Company Options and the exercise price of such Vested Company Options is equal to or greater than the Per Share Merger Consideration, such Vested Company Options will be cancelled for no consideration and any such Vested Company Options will not be entitled to the treatment of Vested Company Options contemplated in this paragraph. Such replacement stock options and replacement restricted stock units will be subject to the terms and conditions set forth in the award amendment pursuant to the Merger Agreement.

The following table shows, as of October 26, 2022, for each director and executive officer of the Company, (a) the number of Shares owned (excluding any Rollover Shares), (b) the cash payment that will be made in respect of the Shares (excluding any Rollover Shares) at the Effective Time (before applicable withholding taxes), (c) the number of Company Options granted under the Company Share Plans, (d) the cash payment that will be made in respect of the Company Options granted under the Company Share Plans pursuant to the Merger Agreement (before applicable withholding taxes), (e) the number of Company RSUs granted under the Company Share Plans, (f) the cash payment that will be made in respect of the Company RSUs granted under the Company Share Plans pursuant to the Merger Agreement (before applicable withholding taxes), and (g) the total cash payment that will be made in respect of the outstanding Shares (other than any Rollover Shares), Company Options and Company RSUs held by each director and executive officer of the Company (in all cases before applicable withholding taxes) pursuant to the Merger Agreement.

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Name	Shares (excluding Rollover Shares)	Cash payment to be received for the Shares upon Effective Time($)	Shares underlying Company Options	Exercise price ($)	Cash payment to be received for Company Options ($)*	Shares underlying Company RSUs	Cash payment to be received for Company RSUs ($)	Total Cash Payments ($)
Shyun-Dii Sterling Du	-	-	18,000,000	0.031	-	8,227,050	-	-
	-	-	7,238,350	0.051	-	-	-	-
	-	-	12,968,750	0.080	-	-	-	-
	-	-	4,401,000	0.082	-	-	-	-
	-	-	8,525,150	0.156	-	-	-	-
Chuan-Chiung Perry Kuo	-	-	7,200,000	0.031	-	3,144,100	-	-
	-	-	2,921,500	0.051	-	-	-	-
	-	-	5,234,400	0.080	-	-	-	-
	-	-	1,467,000	0.082	-	-	-	-
	-	-	2,841,700	0.156	-	-	-	-
James Keim	35,041,000	3,504,100	3,100,000	0.031	212,660	3,144,100	-	3,969,669
	-	-	2,921,500	0.051	144,322	-	-	-
	-	-	5,234,400	0.080	104,688	-	-	-
	-	-	1,467,000	0.082	3,898	-	-	-
	-	-	2,841,700	0.156	-	-	-	-
Michael Austin	13,473,300	1,347,330	3,000,000	0.034	198,600	2,290,750	229,075	1,775,005
Lawrence Lin	1,802,650	180,265	2,250,000	0.034	148,950	2,290,750	229,075	558,290
Ji Liu	12,973,300	1,297,330	1,500,000	0.034	99,300	2,290,750	229,075	1,625,705
Teik Seng Tan	11,548,050	1,154,805	1,000,000	0.034	66,200	2,290,750	229,075	1,450,080
Daniel Lenehan	95,950	9,595	-	-	-	2,290,750	229,075	238,670
Vijay Kumar	7,742,300	774,230	-	-	-	2,290,750	229,075	1,003,305
Total	82,676,550	8,267,655	94,112,450	-	978,619	28,259,750	1,374,450	10,620,724

*	Mr. Keim will receive cash payment in respect of his Vested Company Options only.

Indemnification; Directors’ and Officers’ Insurance

See “The Merger Agreement—Directors’ and Officers’ Indemnification and Insurance” beginning on page 82.

The Special Committee

On March 17, 2022, the Board established the Special Committee of independent and disinterested directors to consider the Proposal from the Buyer Group and to take any actions it deems appropriate to assess the fairness and viability of such Proposal. The Special Committee is composed of two independent and disinterested directors: Mr. Lawrence Lin and Mr. Ji Liu. The Board appointed Mr. Lawrence Lin as the Chairman of the Special Committee. Other than (a) their receipt of Board compensation in the ordinary course and the Special Committee compensation (which is not contingent on the completion of the Merger or the Special Committee’s or the Board’s recommendation and/or authorization and approval of the Merger), (b) their indemnification and liability insurance rights under their respective indemnification agreement entered into with the Company and the Merger Agreement, and (c) their right to receive cash consideration after the completion of the Merger with respect to the Company Options and Company RSUs that had been granted to them, if any, under the Company Share Plans, none of the members of the Special Committee has a financial interest in the Merger or any of transactions contemplated thereby that is different from that of the Unaffiliated Security Holders and none of them is related to any member of the Buyer Group. The Board did not place any limitations on the authority of the Special Committee regarding its investigation and evaluation of the Merger.

The Company has compensated the members of the Special Committee in exchange for their service in such capacity. The monthly compensation is US$6,000 per month for the Chairman of the Special Committee (up to a maximum amount of US$60,000) and US$5,000 per month for the other member of the Special Committee (up to a maximum amount of US$50,000), respectively, the payment of which is not contingent upon the completion of the Merger or the Special Committee’s or the Board’s recommendation of the Merger.

Position with the Surviving Company

After completion of the Merger, Mr. Du expects to continue to serve as the chief executive officer and chairman of the board of directors of the Surviving Company, and Mr. Kuo expects to continue to serve as the chief financial officer, joint secretary and director of the Surviving Company. It is anticipated that the other executive officers of the Company will hold positions with the Surviving Company that are substantially similar to their current positions.

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Related Party Transactions

There were no related party transactions for the years ended December 31, 2020 and 2021.

Fees and Expenses

Fees and expenses incurred or to be incurred by the Company and the Buyer Group in connection with the Merger are estimated at the date of this proxy statement and set forth in the table below. Such fees are subject to change pending completion of the Merger.

Description	Amount (US$)
Legal fees and expenses	US$	2,032,000.00
Financial advisory fees and expenses	US$	2,800,000.00
Filing fees	US$	14,223.00
Special Committee compensation	US$	110,000.00
Miscellaneous (e.g., ADS program termination fees, printer and mailing costs)	US$	440,000.00
Total	US$	5,396,223.00

These expenses (other than the ADS cash distribution fees, at US$0.02 per ADS, and the ADS cancellation fees, at US$0.05 per ADS) will not reduce the merger consideration to be received by the Company’s shareholders and ADS holders. If the Merger is completed, the party incurring any costs and expenses in connection with the Merger and the Merger Agreement will pay those costs and expenses.

Voting by the Rollover Shareholders at the Extraordinary General Meeting

Pursuant to the Support Agreement, the Rollover Shareholders have agreed to vote all of the Shares (including Shares represented by ADSs) that they beneficially own in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, at the extraordinary general meeting of the Company. As of the Share Record Date, we expect that the Rollover Shareholders will collectively beneficially own, in the aggregate, 246,621,000 Shares (including Shares represented by ADSs, but excluding, for purpose of this calculation, the Shares that the Rollover Shareholders may acquire through the exercise of Company share incentive awards within 60 days of the Share Record Date), which collectively represent approximately 16.9% of the voting power of the total issued and outstanding Shares.

Litigation Related to the Merger

We are not aware of any lawsuit that challenges the Merger, the Merger Agreement or the Transactions.

Accounting Treatment of the Merger

The Merger is expected to be accounted for as a business combination by Parent in accordance with Accounting Standards Codification 805 “Business Combinations”, initially at the fair value of the Company as of the date of the closing of the Merger, which is the date of the acquisition.

Regulatory Matters

The Company does not believe that any material federal or state regulatory approvals, filings or notices are required in connection with effecting the Merger other than (a) the approvals, filings or notices required under the federal securities laws, and (b) the filing of the Plan of Merger (and supporting documentation as specified in the Cayman Islands Companies Act) with the Cayman Registrar and, in the event the Merger becomes effective, a copy of the Certificate of Merger being given to the shareholders and creditors of the Company and Merger Sub as at the time of the filing of the Plan of Merger and notice of the Merger being published in the Cayman Islands Government Gazette. See “The Merger Agreement—Conditions to the Merger” beginning on page 84 for additional information.

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Dissenters’ Rights

Registered holders of Shares who dissent from the Merger will have the right to receive payment of the fair value of their Shares if the Merger is completed, but only if they deliver to the Company, before the vote to authorize and approve the Merger is taken at the Extraordinary General Meeting, a written objection to the Merger and subsequently comply with all procedures and requirements for the exercise of dissenters’ rights set forth in Section 238 of the Cayman Islands Companies Act, a copy of which is attached as Annex D to this proxy statement. The fair value of your Shares as determined under that statute could be more than, the same as, or less than the Per Share Merger Consideration you would receive pursuant to the Merger Agreement if you do not exercise dissenters’ rights with respect to your Shares.

We encourage you to read the section of this proxy statement entitled “Dissenters’ Rights” as well as Annex D to this proxy statement carefully and to consult your Cayman Islands legal counsel if you desire to exercise your dissenters’ rights.

U.S. Federal Income Tax Consequences

The following is a discussion of U.S. federal income tax consequences to U.S. Holders (as defined below) that exchange ADSs or Shares for cash pursuant to the Merger. This discussion is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final and temporary Treasury Regulations promulgated thereunder, the income tax treaty between the United States and the PRC (the “Treaty”), administrative pronouncements, and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis, and to differing interpretation, which may result in tax consequences different from those described below. This discussion is not binding on the U.S. Internal Revenue Service (the “IRS”), and the IRS or a court in the event of an IRS dispute may challenge any of the conclusions set forth below.

This discussion does not address any U.S. federal estate, gift, Medicare, or other non-income tax, or any state, local, or non-U.S. tax consequences of the Merger. This discussion is a summary for general information purposes only and does not consider all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their individual circumstances or to certain types of investors subject to special tax rules, including: (i) banks and other financial institutions; (ii) insurance companies; (iii) pension plans; (iv) cooperatives; (v) regulated investment companies; (vi) real estate investment trusts; (vii) broker-dealers; (viii) investors that elect to use a mark-to-market method of accounting; (ix) certain former U.S. citizens or long-term residents; (x) tax-exempt entities (including private foundations); (xi) persons liable for alternative minimum tax; (xii) persons who acquire their ADSs or Shares pursuant to any employee share option or otherwise as compensation; (xiii) investors that hold their ADSs or Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes; (xiv) investors that have a functional currency other than the U.S. dollar; (xv) investors that actually or constructively own ADSs or Shares representing 10% or more of our stock (by vote or value); (xvi) partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or investors holding ADSs or Shares through such entities; and (xvii) investors that dissent from the Merger, all of whom may be subject to tax rules that differ significantly from those discussed below. This discussion assumes that ADSs and Shares are held as “capital assets” (generally, property held for investment) under the Code.

As used herein, a “U.S. Holder” is a beneficial owner of ADSs or Shares that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws, of the United States or any state thereof or the District of Columbia; (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (iv) a trust (a) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (b) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of ADSs or Shares, the tax treatment of a partner in the partnership generally will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding ADSs or Shares and their partners are urged to consult their tax advisors regarding the consequences of the Merger.

For U.S. federal income tax purposes, a U.S. Holder of ADSs generally will be treated as the beneficial owner of the underlying Shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of the ADSs will be treated in this manner.

ALL HOLDERS OF ADSs OR SHARES SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER IN LIGHT OF THEIR PARTICULAR SITUATIONS, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER LAWS.

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Consequences of the Merger Generally

The receipt of cash pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes, and a U.S. Holder who exchanges ADSs or Shares for cash will generally recognize gain or loss in an amount equal to the difference between (i) the amount of cash received and (ii) such U.S. Holder’s adjusted tax basis in the ADSs or Shares exchanged therefor. Subject to the discussion under “Passive Foreign Investment Company Rules” below, such recognized gain or loss will generally be capital gain or loss, and will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ADSs or Shares exchanged is greater than one year at the Effective Time. If a U.S. Holder acquired different blocks of ADSs or Shares at different times and different prices, such U.S. Holder must determine the adjusted tax basis and holding period separately with respect to each block of ADSs or Shares. Long-term capital gains of non-corporate U.S. Holders are currently subject to U.S. federal income tax at a reduced rate. The ability to use any capital loss to offset other income or gain is subject to certain limitations under the Code.

Any gain or loss recognized by U.S. Holders will generally be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, and if PRC tax were to be imposed on any gain from the exchange of ADSs or Shares pursuant to the Merger, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income for foreign tax credit purposes. Pursuant to recently issued Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or Shares in the Merger. The rules regarding foreign tax credits and deduction of foreign taxes are complex. You should consult your tax advisors regarding the availability of a foreign tax credit or deduction in light of your particular circumstances, including your eligibility for benefits under the Treaty and the potential impact of the recently issued Treasury Regulations.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation, such as the Company, will be classified as a passive foreign investment company or “PFIC” for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles not reflected on its balance sheet are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

As described in the Company’s Annual Report, we believe that we are not a PFIC for the taxable year ended December 31, 2021 and do not expect to become a PFIC in the future, although no assurance can be given in this regard. Although we do not expect to be or become a PFIC for the current taxable year or the foreseeable future, no assurance can be given in this regard because the determination of whether we are or will become a PFIC will depend, in part, upon the composition of our income and assets, including goodwill, from time to time. In determining that we are not a PFIC, we are relying on the current valuation of our assets, including intellectual property. In calculating intellectual property, we relied on the Income Approach (or relief from royalty method) as our primary method. The basis of this method is that, by virtue of having ownership of the patents as opposed to simply a license to use them, we are relieved from having to pay royalties, usually expressed as a percentage of sales, for use of such intangible asset on its own products. The present value of the after-tax cost savings (i.e., royalty relief) at an appropriate discount rate indicates the value of intellectual property. We believe our valuation approach is reasonable. However, it is possible that the IRS will challenge the valuation of our patents, which may result in our being classified as a PFIC. In addition, the composition of our income and assets will be affected by how we spend the cash we have raised, which is a passive asset for purposes of the asset test discussed above. We intend to use the cash we have raised in the past and conduct our business activities in an effort to reduce the risk of our classification as a PFIC. Because the PFIC determination is made at the end of each taxable year, we cannot determine in advance whether we will be considered a PFIC for any future taxable year.

If we are a PFIC for any year during which a U.S. Holder holds our ADSs or Shares and the U.S. Holder has not made a valid mark-to-market election (as discussed below), the U.S. Holder will generally be subject to special tax rules on any gain realized on the disposition of ADSs or Shares, including the disposition of ADSs or Shares pursuant to the Merger. Under the PFIC rules (i) that gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Shares, (ii) the amount allocated to the taxable year of the gain and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we were a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income, and (iii) the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

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A U.S. Holder who made a mark-to-market election, as described in the Company’s Annual Report at “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Status”, for such holder’s taxable years prior to the taxable year in which the Merger is closed should be able to avoid any interest charge for those years.

If a U.S. Holder owns ADSs or Shares during any taxable year that we are a PFIC, the holder generally must file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of disposing of the ADSs or Shares if we are or become a PFIC.

Information Reporting and Backup Withholding

Payments of the cash consideration for the Shares or ADSs that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to you will generally be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the IRS.

PRC Income Tax Consequences

Under the Enterprise Income Tax Law (the “EIT Law”), which took effect on January 1, 2008, and as amended on December 29, 2018, enterprises established outside of China whose “de facto management bodies” are located in the PRC are considered “resident enterprises”, and thus will generally be subject to the enterprise income tax at the rate of 25% on their global income. On December 6, 2007, the State Council adopted the Regulation on the Implementation of Enterprise Income Tax Law, as amended on April 23, 2019, which defines the “de facto management body” as an establishment that has substantial management and control over the business, personnel, accounts and properties of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies (“Circular 82”) on April 22, 2009, and as amended on December 29, 2017. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China. Under the EIT Law and its implementation regulations, the PRC income tax at the rate of 10% is applicable to any gain recognized on receipt of consideration by a “non-resident enterprise” from transfer of its equity in a PRC resident enterprise, provided that the “non-resident enterprise” does not have a de facto management body in the PRC and also (a) does not have an establishment or place of business in the PRC or (b) has an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business, to the extent such gain is derived from sources within the PRC. Under the Individual Income Tax Law, an individual who disposes a capital asset in China is subject to PRC individual income tax at the rate of 20%. Reduction of or relief from these taxes may be sought under applicable Income Tax Treaties with PRC.

The Company does not believe it is a resident enterprise defined and regulated by the aforesaid regulations or that the gain recognized on the receipt of consideration for your Share should otherwise be subject to PRC income tax to holders of such Shares that are not PRC residents, however, as there has not been a definitive determination of the Company’s status by the PRC tax authorities, the Company cannot confirm whether it would be considered a PRC resident enterprise under the EIT Law or whether the gain recognized on the receipt of consideration for Shares would otherwise be subject to PRC tax to holders of such Shares that are not PRC tax residents.

In addition, under the Bulletin on Certain Issues Relating to Indirect Transfer of Assets by Non-resident Enterprises (“Bulletin 7”) issued by the State Administration of Taxation, which became effective on February 3, 2015, and the Bulletin on the Source of Deduction of Income Tax for Non-resident Enterprises (“Bulletin 37”) issued by the State Administration of Taxation, which became effective on December 1, 2017, if a non-resident enterprise transfers PRC taxable assets indirectly by disposing of equity interests in an overseas holding company directly or indirectly holding such PRC taxable assets without any reasonable commercial purpose, the non-resident enterprise may be subject to a 10% PRC income tax on the gain from such equity transfer, unless (i) the non-resident enterprise derives income from the indirect transfer of PRC taxable assets by acquiring and selling shares of an overseas listed company which holds such PRC taxable assets on a public market or (ii) where there is an indirect transfer of PRC taxable assets, but if the non-resident enterprise had directly held and disposed of such PRC taxable assets, the income from the transfer would have been exempted from PRC enterprise income tax under an applicable tax treaty or arrangement. According to Bulletin 7, where a non-resident enterprise indirectly holds and transfers equity of a PRC resident enterprise held through an offshore holding company, a list of factors set out by Bulletin 7 should be taken into consideration to assess whether the transfer arrangement would be deemed as having a reasonable commercial purpose. Where non-resident enterprises indirectly transfer PRC resident enterprises’ equity and avoid obligations to pay enterprise income tax through arrangement without a reasonable commercial purpose, PRC taxation authorities have the power to redefine and deem the transaction as a direct transfer of PRC resident enterprises’ equity and impose a 10% income tax on the gain from such offshore share transfer. Pursuant to Bulletin 37, where the party responsible to withhold such income tax did not or was unable to withhold, and non-resident enterprises receiving such income failed to declare and pay the taxes that should have been withheld to the relevant tax authority, both the transferor and the transferee may be subject to penalties under PRC tax laws. Bulletin 37 or Bulletin 7 may be determined by the PRC tax authorities to be applicable to the Merger where non-PRC resident corporate shareholders were involved, if the Merger is determined by the PRC tax authorities to lack reasonable commercial purpose.

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The Company does not believe that the Merger is without reasonable commercial purpose for purposes of Bulletin 37 and Bulletin 7, and, as a result, the Company (as purchaser and withholding agent) will not withhold any PRC tax (under Bulletin 7 and Bulletin 37) from the Merger consideration to be paid to holders of Shares. However, if PRC tax authorities were to invoke Bulletin 37 or Bulletin 7 and impose tax on the receipt of consideration for Shares, then any gain recognized on the receipt of consideration for such Shares pursuant to the Merger by the Company’s non-PRC-resident shareholders could be treated as PRC-source income and thus be subject to PRC income tax at a rate of 10% (subject to applicable treaty relief).

You should consult your own tax advisor for a full understanding of the tax consequences of the Merger to you, including any PRC tax consequences.

Cayman Islands Tax Consequences

The Government of the Cayman Islands will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the Company or its shareholders. No taxes, fees or charges will be payable (either by direct assessment or withholding) to the government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the Merger or the receipt of cash for the Shares under the terms of the Merger. This is subject to the qualification that (i) Cayman Islands stamp duty may be payable if any original transaction documents are brought into or executed or produced before a court in the Cayman Islands (for example, for enforcement), (ii) registration fees will be payable to the Cayman Islands Registrar of Companies to register the Plan of Merger and (iii) fees will be payable to the Cayman Islands Government Gazette Office to publish the notice of the Merger in the Cayman Islands Government Gazette.

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MARKET PRICE OF THE COMPANY’S ADSS, DIVIDENDS AND OTHER MATTERS

Market Price of the ADSs

The following table sets forth the high and low closing prices for the ADSs on NASDAQ under the symbol “OIIM” for the periods indicated:

	Trading Price (US$)
	High	Low
2020
First Quarter	1.73	1.00
Second Quarter	1.70	1.22
Third Quarter	3.66	1.62
Fourth Quarter	9.18	3.40
2021
First Quarter	10.6	6.69
Second Quarter	8.25	6.45
Third Quarter	7.77	5.70
Fourth Quarter	6.67	4.48
2022
First Quarter	4.74	2.98
Second Quarter	4.35	2.92
Third Quarter	4.23	2.96
Fourth Quarter (from October 3, 2022 to October 28, 2022)	4.37	4.18

On September 19, 2022, the reported closing price of the ADSs on NASDAQ before the Company announced its receipt of the Further Updated Proposal was US$2.96 per ADS. The Per ADS Merger Consideration of US$5.00 represents a premium of approximately 68.9% over the closing price of US$2.96 per ADS on September 19, 2022 and premiums of approximately 42.4% and 38.2% to the volume-weighted average trading price of the ADSs during the 60 trading days and 90 trading days, respectively, prior to and including September 19, 2022. On October 28, 2022, the most recent practicable date before the date of this proxy statement, the high and low reported sales prices of the ADSs were US$4.24 and US$4.16, respectively. You are urged to obtain a current market price quotation for your Shares in connection with voting your Shares.

Dividend Policy

The Company has never declared or paid any cash dividends on the Shares or other securities and do not anticipate paying cash dividends in the foreseeable future. The Board has complete discretion whether to declare dividends, subject to the Cayman Islands Companies Act, our articles of association, and the common law of the Cayman Islands. Future cash dividends, if any, will be declared at the sole discretion of the Board and will depend upon the Company’s future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and other factors the Board may deem relevant.

In the event that the Merger Agreement is terminated for any reason and the Merger is not consummated, the payment of future dividends will be subject to the discretion of the Board. Even if the Board decides to pay dividends, the form, frequency and amount will depend on the Company’s future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant.

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THE EXTRAORDINARY GENERAL MEETING

We are furnishing this proxy statement to you, as a holder of the Shares, as part of the solicitation of proxies by the Special Committee for use at the extraordinary general meeting described below.

Date, Time and Place of the Extraordinary General Meeting

The extraordinary general meeting will be held on                                              , at                        a.m. (Cayman Islands Time) at Maples Group, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

Proposals to be Considered at the Extraordinary General Meeting

At the meeting, you will be asked to consider and vote upon:

•	as special resolutions:

THAT the Merger Agreement, the Plan of Merger and the consummation of the Transactions be authorized and approved;

THAT each of the members of the Special Committee, be authorized to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the consummation of the Transactions; and

•	if necessary, as an ordinary resolution:

THAT the extraordinary general meeting be adjourned in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting.

At the Effective Time, all Shares will be cancelled and cease to exist. If the Merger is consummated, each Share issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs, will be cancelled in exchange for the right to receive US$0.10 in cash per Share without interest and net of any applicable withholding taxes, and each ADS issued and outstanding immediately prior to the Effective Time, other than the ADSs representing the Excluded Shares, will be cancelled in exchange for the right to receive US$5.00 in cash per ADS, without interest and net of any applicable withholding taxes, in accordance with the terms and conditions set forth in the Merger Agreement. The Rollover Shares will be cancelled and cease to exist without payment of any consideration or distribution therefor. The Dissenting Shares will thereafter represent only the right to receive the fair value of each Share as determined by the Grand Court of the Cayman Islands under Section 238 of the Cayman Islands Companies Act.

In addition to the foregoing, at the Effective Time, the Company will (a) terminate the Company Share Plans and any relevant award agreements entered into under the Company Share Plans, and (b) provide for the treatment of each Company Option that is then outstanding and unexercised, whether or not vested or exercisable, and each Company RSU that is then outstanding as described below.

Each holder of a Vested Company Option, will, in exchange therefor be paid by the Surviving Company or one of its subsidiaries, as soon as practicable after the Effective Time pursuant to the Company’s ordinary payroll practices (but in any event no later than thirty business days after the closing date), a cash amount (without interest and net of any applicable withholding taxes) equal to the product of (x) the excess, if any, of the Per Share Merger Consideration over the exercise price of such Vested Company Option and (y) the number of Shares underlying such Vested Company Option, provided that if the exercise price per Share of any such Vested Company Option is equal to or greater than the Per Share Merger Consideration, such Vested Company Option will be cancelled without any cash payment being made in respect thereof.

At the Effective Time, except as otherwise specified in the Merger Agreement, each Unvested Company Option will be assumed by Holdco and converted into an option to purchase shares of common stock of Holdco. Each assumed Unvested Company Option will continue to have, and be subject to, the same terms and conditions set forth in the applicable Company Share Plan and applicable award agreement effective immediately prior to the Effective Time and the terms and conditions set forth in the award amendment pursuant to the Merger Agreement.

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At the Effective Time, except as otherwise specified in the Merger Agreement, each Company RSU will be assumed by the Holdco and converted into a restricted stock unit award with respect to a number of shares of common stock of Holdco, and such restricted stock unit award will be subject to the same terms and conditions as were applicable to such Company RSUs immediately prior to the Effective Time and the terms and conditions set forth in the award amendment pursuant to the Merger Agreement.

Notwithstanding the foregoing, each independent director of the Company that holds Company Options and/or Company RSUs, whether vested or unvested, that are cancelled at the Effective Time will, except as otherwise agreed to in writing between such persons and Parent, in exchange therefor, be paid by the Surviving Company or one of its subsidiaries, as soon as practicable after the Effective Time pursuant to the Company’s ordinary payroll practices (but in any event no later than thirty business days after the closing date), a cash amount (without interest and net of any applicable withholding taxes) determined as follows: (a) in the case of Company Options, the cash payment will be determined in a manner consistent with the provisions applicable to the Vested Company Options as set forth above, and (b) in the case of Company RSUs, the cash amount will be determined by multiplying the Per Share Merger Consideration by the number of Shares underlying such Company RSUs.

Immediately prior to the Effective Time, each Company RSU held by the Management Members will become fully vested and the restrictions with respect thereto will lapse, and each such Company RSU will be immediately settled into one Share. All such Shares will be converted at the Effective Time into a number of shares of common stock of Holdco. Immediately prior to the Effective Time, each Company Option held by the Management Members will fully vest and become a Vested Company Option. At the Effective Time, each such Vested Company Option will be assumed by Holdco and converted into an option to purchase shares of common stock of Holdco. Except as otherwise specified in the Merger Agreement, each such option will continue to have, and be subject to, the same terms and conditions set forth in the applicable Company Share Plan and applicable award agreement effective immediately prior to the Effective Time (other than the vesting terms that may have otherwise applied).

Each of the Company Options and/or Company RSUs granted to the Other Rollover Shareholders will, except as otherwise agreed to in writing between such persons and Parent or otherwise specified in the Merger Agreement, in exchange therefor, be issued with an employee incentive award with respect to a number of shares of common stock of Holdco, to replace such Company Option and/or Company RSU. The replacement stock options granted in exchange for such Company Options will be determined in a manner consistent with the provisions applicable to the Unvested Company Options as set forth above, and the replacement restricted stock units granted in exchange for such Company RSUs will be determined in a manner consistent with the provisions applicable to the Company RSUs as set forth above, provided, that if any of such Rollover Shareholders holds Vested Company Options and the exercise price of such Vested Company Options is equal to or greater than the Per Share Merger Consideration, such Vested Company Options will be cancelled for no consideration and any such Vested Company Options will not be entitled to the treatment of Vested Company Options contemplated in this paragraph. Such replacement stock options and replacement restricted stock units will be subject to the terms and conditions set forth in the award amendment pursuant to the Merger Agreement.

The Board’s Recommendation

The Board, acting on the unanimous recommendation of the Special Committee:

•	determined that the Merger as contemplated in the Merger Agreement and the Plan of Merger is fair to and in the best interests of the Company and the Unaffiliated Security Holders and it is advisable for the Company to enter into the Merger Agreement, the Plan of Merger and to consummate the Transactions;

•	authorized and approved the execution, delivery and performance of the Merger Agreement, the Plan of Merger, and the consummation of the Transactions; and

•	resolved to recommend in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the consummation of the Transactions, to the shareholders of the Company and directed that the Merger Agreement, the Plan of Merger and the consummation of the Transactions, be submitted to a vote of the shareholders of the Company for authorization and approval.

Record Date; Shares and ADSs Entitled to Vote

You are entitled to attend and vote at the extraordinary general meeting if you have Shares registered in your name as of 5 p.m. Cayman Islands time on the Share Record Date. If you own Shares as of 5 p.m. Cayman Islands time on the Share Record Date, you should lodge your proxy card so that the proxy card is received by the Company no later than                                      a.m. (Cayman Islands Time) on                             , being 48 hours before the time appointed for the extraordinary general meeting.

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If you own ADSs as of the close of business in New York City on the ADS Record Date (and do not cancel such ADSs and become a registered holder of the Shares underlying such ADSs, as explained below), you cannot vote directly nor are you able to attend the extraordinary general meeting, but you may instruct the ADS Depositary (as the holder of the Shares underlying your ADSs) (either directly if ADSs are held directly on the books and records of the ADS Depositary or indirectly through a bank, brokerage or other securities intermediary if ADSs are held by any of them on behalf of a holder of ADSs) how to vote the Shares underlying your ADSs. The ADS Depositary must receive your instructions no later than ____ p.m. (New York City time) on                                in order to ensure the Shares underlying your ADSs are properly voted at the extraordinary general meeting

Each registered holder of Shares has one vote for each Share held as of 5 p.m. Cayman Islands time on the Share Record Date. We expect that, as of the Share Record Date, there will be                             Shares entitled to be voted at the extraordinary general meeting. See “The Extraordinary General Meeting—Procedures for Voting” below for additional information.

Quorum

A quorum shall be shareholders of the Company present in person (or in the case of a corporation, by its duly authorized representative) or by proxy holding a majority of Shares carrying the right to vote. Shareholders present in person (or in the case of a corporation, by its duly authorized representative) or by proxy at a meeting at which a quorum is present when the meeting proceeds to business may continue to do business until adjournment notwithstanding that a quorum ceases to exist provided any action taken is approved by at least a majority of the holders required to constitute a quorum.

If within half an hour from the time appointed for the extraordinary general meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders of the Company, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and place or to such other time or such other place as the directors may determine and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the shareholders of the Company present shall be a quorum.

Vote Required

Under the Cayman Islands Companies Act and the Merger Agreement, in order for the Merger to be consummated, the Merger Agreement and the Plan of Merger must be approved by a special resolution (as defined in the Cayman Islands Companies Act) of the Company passed by an affirmative vote of holders of Shares (including Shares represented by ADSs) representing at least two-thirds of the voting power of the outstanding Shares present and voting in person or by proxy as a single class at the extraordinary general meeting or any adjournment or postponement thereof. If this vote is not obtained, the Merger will not be consummated.

As of October 26, 2022, there are 1,460,331,100 Shares issued and outstanding, all of which are entitled to vote on the proposals at the extraordinary general meeting, subject to the procedures described below under “Procedures for Voting”. We expect that, as of the Share Record Date, there will be                                     Shares issued and outstanding, all of which will be entitled to vote on the proposals at the extraordinary general meeting, subject to the procedures described below under “The Extraordinary General Meeting—Procedures for Voting”.

As of October 26, 2022, the Rollover Shareholders beneficially own 246,621,000 Shares (including Shares represented by ADS, but excluding, for purpose of this calculation, the Shares that the Rollover Shareholders may acquire through the exercise of Company share incentive awards within 60 days of the date of the proxy statement), which collectively represent approximately 16.9% of the voting power of the total issued and outstanding Shares. See “Security Ownership of Certain Beneficial Owners and Management of the Company” beginning on page 96 for additional information. Pursuant to the terms of the Support Agreement, these Shares will be voted by the Rollover Shareholders in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the consummation of the Transactions, at the extraordinary general meeting.

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Procedures for Voting

Shares

Only shareholders registered in the register of members of the Company as of 5 p.m. Cayman Islands time on the Share Record Date will receive the final proxy statement and proxy card directly from the Company. Shareholders registered in the register of members of the Company as of 5 p.m. Cayman Islands time on the Share Record Date or their proxy holders are entitled to vote and may participate in the extraordinary general meeting or any adjournment thereof. Shareholders who have acquired Shares after 5 p.m. Cayman Islands time on the Share Record Date may not attend or vote at the extraordinary general meeting unless they receive a proxy from the person or entity who was the registered holder of such Shares as of the Share Record Date. Each registered holder of Shares has one vote for each Share held as of 5 p.m. Cayman Islands time on the Share Record Date.

Shareholders wanting to vote by proxy should indicate on their proxy card how they want to vote, sign and date the proxy card, and mail the proxy card in the return envelope as soon as possible so that it is received by the Company no later than                           a.m. (Cayman Islands Time) on                                        , being 48 hours before the time appointed for the extraordinary general meeting, the deadline to lodge the proxy card for it to be valid. Shareholders can also attend the extraordinary general meeting and vote in person.

Shareholders who have questions or requests for assistance in completing and submitting proxy cards or need additional copies of this proxy statement or the accompanying proxy card should contact our Investor Relations Department at +408-987-5920.

ADSs

Holders of ADSs as of the close of business in New York City on the ADS Record Date will receive the final proxy statement and ADS voting instruction form either directly from the ADS Depositary (in the case of registered holders of ADSs) or these materials will be forwarded to them by a third party service provider (in the case of beneficial owners of ADSs who are not registered holders of ADSs). Holders of ADSs as of the close of business on the ADS Record Date (New York City time) (who do not surrender such ADSs for cancellation and become a registered holder of the Shares underlying such ADSs, as explained in the following paragraph) cannot attend or vote at the extraordinary general meeting directly, but may instruct the ADS Depositary how to vote the Shares underlying the ADSs (either directly if ADSs are held directly on the books and records of the ADS Depositary or indirectly through a bank, brokerage or other securities intermediary if ADSs are held by any of them on behalf of a holder of ADSs) by completing and signing an ADS voting instruction form provided by the ADS Depositary and returning it in accordance with the instructions printed on the form. The ADS Depositary must receive the ADS voting instruction form no later than ____ p.m. (New York City time) on ____________. The ADS Depositary will endeavor, in so far as practicable and permitted under applicable law, the provisions of the Deposit Agreement, the memorandum and articles of association of the Company and the provisions of the Shares, to vote or cause to be voted the Shares represented by ADSs in accordance with the voting instructions timely received (or deemed received) from holders of ADSs as of the ADS Record Date. The ADS Depositary has advised us that, pursuant to the terms of the Deposit Agreement, it will not itself exercise any voting discretion in respect of any Shares represented by ADSs and it will not vote any Shares represented by ADSs other than in accordance with signed voting instructions from the relevant ADS holder, except as discussed below. Accordingly, if the ADS Depositary does not receive timely voting instructions from an ADS holder as of the ADS Record Date on or before the ADS voting instruction deadline and the Company has timely provided notice of the extraordinary general meeting to the ADS Depositary, such ADS holder shall be deemed, and the ADS Depositary shall deem such holder, to have instructed the ADS Depositary to give a discretionary proxy to a person designated by the Company to vote the Shares represented by the relevant ADSs; provided, however, that no such discretionary proxy shall be given by the ADS Depositary with respect to any matter to be voted upon at the extraordinary general meeting as to which the Company informs the ADS Depositary that (i) it does not wish such proxy to be given, (ii) it is aware that substantial opposition exists to the matters to be voted on at the extraordinary general meeting or (iii) such matter materially and adversely affects the rights of holders of Shares. If you hold your ADSs in a brokerage, bank or other securities account, you must rely on the procedures of the broker, bank or other securities intermediary through which you hold your ADSs if you wish to vote.

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Holders of ADSs will not be able to attend or vote at the extraordinary general meeting directly (whether in person or by proxy) unless they surrender their ADSs to the ADS Depositary for cancellation, conversion into, and delivery of the corresponding, Shares and become registered in the Company’s register of members as holders of Shares prior to the close of business in the Cayman Islands on the Share Record Date. ADS holders who wish to surrender their ADSs for cancellation and attend and vote at the extraordinary general meeting need to make arrangements with their broker or custodian to deliver the ADSs to the ADS Depositary for cancellation before the close of business in New York City on_______________ together with (a) delivery instructions for the corresponding Shares represented by such ADSs (including, if applicable, the name and address of person who will be the registered holder of such Shares), and (b) payment of ADS Depositary’s fees associated with such cancellation (US$0.05 per ADS), which will not be borne by the Surviving Company, and any applicable taxes. If you hold your ADSs in a brokerage, bank or other nominee account, please promptly contact your broker, bank or other nominee to find out what actions you need to take to instruct the broker, bank or other nominee to surrender the ADSs on your behalf. Upon surrender of the ADSs, the ADS Depositary will direct The Hong Kong and Shanghai Banking Corporation Limited., Hong Kong branch, the custodian holding the Shares, to deliver, or cause the delivery of, the Shares represented by the ADSs so cancelled to or upon the written order of the person(s) designated in the order delivered to the ADS Depositary for such purpose. If you hold ADSs through a broker or other securities intermediary, you should contact that broker or intermediary to determine the date by which you must instruct them to act in order that the necessary processing can be completed in time. If after the registration of Shares in your name you wish to receive a certificate evidencing the Shares registered in your name, you will need to request the Company to issue and mail, or cause to be issued and mailed, a certificate to your attention. If the Merger is not consummated, the Company will continue to be a publicly traded company in the United States and the ADSs will continue to be listed on NASDAQ. Shares are not listed and cannot be traded on any stock exchange other than NASDAQ, and in such case only in the form of ADSs. As a result, if you have surrendered your ADSs for cancellation to attend the extraordinary general meeting and the Merger is not consummated and you wish to be able to sell your Shares on a stock exchange, you will need to deposit your Shares into the Company’s ADS program for the issuance of the corresponding number of ADSs, subject to the terms and conditions of applicable law and the Deposit Agreement, including, among other things, payment of relevant fees of the ADS Depositary for the issuance of ADSs (US$0.05 per ADS issued), applicable share transfer taxes (if any), and related charges pursuant to the Deposit Agreement.

Proxy Holders for Registered Shareholders

Shareholders registered in the register of members of the Company as of 5 p.m. Cayman Islands time on the Share Record Date who are unable to participate in the extraordinary general meeting may appoint and the person or the chairman of the extraordinary general meeting as proxy holder by completing and returning the form of proxy in accordance with the instructions printed thereon. With regard to the items listed on the agenda and without any explicit instructions to the contrary, the chairman of the extraordinary general meeting as proxy holder will vote in favor of the resolutions proposed at the extraordinary general meeting according to the recommendation of the Special Committee. If new proposals (other than those on the agenda) are put forth before the extraordinary general meeting, the chairman of the extraordinary general meeting as proxy holder will vote in accordance with the position of the Board.

Voting of Proxies and Failure to Vote

All Shares represented by valid proxies will be voted at the extraordinary general meeting in the manner specified by the holder. If a shareholder returns a properly signed proxy card but does not indicate how the shareholder wants to vote, Shares represented by that proxy card will be voted FOR the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the consummation of the Transactions, FOR the proposal to authorize each of the members of the Special Committee to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the consummation of the Transactions, and FOR the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received to pass the special resolutions during the extraordinary general meeting, unless the shareholder appoints a person other than the chairman of the meeting as proxy, in which case the Shares represented by that proxy card will be voted (or not submitted for voting) as the proxy determines. If a shareholder fails to vote by proxy or in person, it will be more difficult for the Company to obtain the necessary quorum to transact business at the extraordinary general meeting and to obtain required votes described in “The Extraordinary General Meeting—Vote Required”. Brokers, banks or other nominees who hold Shares in “street name” for customers who are the beneficial owners of such Shares may not give a proxy to vote those customers’ Shares in the absence of specific instructions from those customers. If proxies are properly dated, executed and returned by holders of Shares and no specific instructions are given by such holders, such Shares will be voted “FOR” the proposals (unless the shareholder appoints a person other than the chairman of the meeting as proxy, in which case the Shares represented by that proxy card will be voted (or not submitted for voting) as the proxy determines) and in the proxy holder’s discretion as to other matters that may properly come before the extraordinary general meeting. Abstentions by holders of Shares are included in the determination of the number of Shares present but are not counted as votes for or against a proposal. If no proxy is given by such holders of Shares, broker non-votes will be counted toward a quorum but will not be treated as voted on any proposals at the extraordinary general meeting.

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If holders of ADSs do not timely deliver specific voting instructions to the ADS Depositary, the ADS Depositary has advised the Company that it will not vote or attempt to exercise the right to vote any Shares underlying such holders’ ADSs; provided, that, if the Company has timely provided notice of the extraordinary general meeting to the ADS Depositary, such ADS holders shall be deemed, and the ADS Depositary shall deem such holders, to have instructed the ADS Depositary to give a discretionary proxy to a person designated by the Company to vote the Shares represented by the relevant ADSs; provided, however, that no such discretionary proxy shall be given by the ADS Depositary with respect to any matter to be voted upon at the extraordinary general meeting as to which the Company informs the ADS Depositary that (i) it does not wish such proxy to be given, (ii) it is aware that substantial opposition exists as to such matter or (iii) such matter materially and adversely affects the rights of holders of Shares. Brokers, banks and other securities intermediaries that hold ADSs in “accounts” for their customers may not have discretionary authority to provide the ADS Depositary with voting instructions on how to vote the Shares underlying the ADSs with respect to the adoption of the Merger Agreement. Accordingly, if banks, brokers or other securities intermediaries do not receive specific voting instructions from the beneficial owner of ADSs, they may not provide the ADS Depositary with voting instructions on how to vote the Shares underlying the ADSs with respect to the adoption of the Merger Agreement.

Revocability of Proxies

Registered holders of our Shares may revoke their proxies in one of three ways:

•	First, a registered shareholder can revoke a proxy by written notice of revocation given to the chairman of the extraordinary general meeting at least two hours before the commencement of the extraordinary general meeting. Any written notice revoking a proxy should also be sent to the Company’s offices at ___________________, Attention: Investor Relations Department, at least two hours before the commencement of the extraordinary general meeting.

•	Second, a registered shareholder can complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to the Company so that the new proxy card is received by the Company no later than a.m. (Cayman Islands Time) on , being 48 hours before the time appointed for the extraordinary general meeting, the deadline for shareholders to lodge proxy cards for them to be valid.

•	Third, a registered shareholder can attend the meeting and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the registered shareholder attends and actually votes in person at the extraordinary general meeting.

If a shareholder holds Shares through a broker, bank or other nominee and has instructed the broker, bank or other nominee to vote the shareholder’s Shares, the shareholder must follow directions received from the broker, bank or other nominee to change those instructions.

Holders of our ADSs may revoke their voting instructions by notification to the ADS Depositary in writing at any time prior to ____ p.m. (New York City time) on ____________. A holder of ADSs can do this in one of two ways:

•	First, a holder of ADSs can revoke its voting instruction by written notice of revocation timely delivered to the ADS Depositary.

•	Second, a holder of ADSs can complete, date and submit a new ADS voting instruction form to the ADS Depositary bearing a later date than the ADS voting instruction form sought to be revoked.

If you hold your ADSs through a broker, bank or other securities intermediary and you have instructed your broker, bank or other securities intermediary to give ADS voting instructions to the ADS Depositary, you must follow the directions of your broker, bank or other securities intermediary to change those instructions.

Rights of Shareholders Who Wish to Dissent from the Merger

Shareholders who dissent from the Merger in accordance with the requirements of the Cayman Islands Companies Act will have the right to receive payment of the fair value of their Shares as determined by the Grand Court of the Cayman Islands in accordance with Section 238 of the Cayman Islands Companies Act if the Merger is consummated, but only if they deliver to the Company, before the vote to authorize and approve the Merger is taken at the extraordinary general meeting, a written objection to the Merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Act, a copy of which is attached as Annex D to this proxy statement, for the exercise of dissenters’ rights. The fair value of your Shares as determined by the Grand Court of the Cayman Islands under the Cayman Islands Companies Act could be more than, the same as, or less than the merger consideration you would receive pursuant to the Merger Agreement if you do not exercise dissenters’ rights with respect to your Shares. This proxy statement is not to be construed or taken as legal advice on Cayman Islands law. Registered shareholders who wish to exercise any rights under Section 238 of the Cayman Islands Companies Act, or otherwise, should obtain their own copy of the complete Cayman Islands Companies Act and seek legal advice from a law firm authorized to practice Cayman Islands law without delay.

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ADS HOLDERS WILL NOT HAVE THE RIGHT TO EXERCISE DISSENTERS’ RIGHTS AND RECEIVE PAYMENT OF THE FAIR VALUE OF THE SHARES UNDERLYING THEIR ADSs. THE ADS DEPOSITARY WILL NOT EXERCISE OR ATTEMPT TO EXERCISE ANY DISSENTERS’ RIGHTS WITH RESPECT TO ANY OF THE SHARES THAT IT HOLDS, EVEN IF AN ADS HOLDER REQUESTS THE ADS DEPOSITARY TO DO SO. ADS HOLDERS WISHING TO EXERCISE DISSENTERS’ RIGHTS MUST SURRENDER THEIR ADSs FOR CANCELLATION BEFORE 10:00 A.M. (NEW YORK CITY TIME) ON _______________TO THE ADS DEPOSITARY FOR CONVERSION INTO SHARES, PAY THE ADS DEPOSITARY’S FEES REQUIRED FOR THE CANCELLATION OF THEIR ADSs, PROVIDE INSTRUCTIONS FOR THE REGISTRATION OF THE CORRESPONDING SHARES IN THE COMPANY'S REGISTER OF MEMBERS AND DELIVERY INSTRUCTIONS FOR THE CORRESPONDING SHARES, AND CERTIFY THAT THEY EITHER (I) BENEFICIALLY OWNED THE ADSs AS OF THE ADS RECORD DATE AND HAVE NOT GIVEN, AND WILL NOT GIVE, VOTING INSTRUCTIONS AS TO THEIR ADSs (OR HAVE CANCELLED ALL VOTING INSTRUCTIONS PREVIOUSLY GIVEN) OR HAVE GIVEN VOTING INSTRUCTIONS TO THE ADS DEPOSITARY AS TO THE ADSs BEING CANCELLED BUT UNDERTAKE NOT TO VOTE THE CORRESPONDING SHARES AT THE EXTRAORDINARY GENERAL MEETING, OR (II) DID NOT BENEFICIALLY OWN THE RELEVANT ADSs AS OF THE ADS RECORD DATE AND UNDERTAKE NOT TO VOTE THE CORRESPONDING SHARES AT THE EXTRAORDINARY GENERAL MEETING, AND BECOME REGISTERED HOLDERS OF SHARES BEFORE THE VOTE TO AUTHORIZE AND APPROVE THE MERGER IS TAKEN AT THE EXTRAORDINARY GENERAL MEETING. FOR THE AVOIDANCE OF DOUBT, ANY ADS HOLDERS WHO CONVERT THEIR ADSs INTO SHARES AFTER THE SHARE RECORD DATE WILL NOT BE ENTITLED TO ATTEND OR TO VOTE AT THE EXTRAORDINARY GENERAL MEETING, BUT WILL BE ENTITLED TO EXERCISE DISSENTERS’ RIGHTS IF THEY BECOME REGISTERED HOLDERS OF SHARES BEFORE THE VOTE IS TAKEN AT THE EXTRAORDINARY GENERAL MEETING, IN ACCORDANCE WITH THE IMMEDIATELY PRECEDING SENTENCE. AFTER CONVERTING THEIR ADSs AND BECOMING REGISTERED HOLDERS OF SHARES, SUCH FORMER ADS HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTERS’ RIGHTS WITH RESPECT TO THE SHARES UNDER SECTION 238 OF THE CAYMAN ISLANDS COMPANIES ACT. IF THE MERGER IS NOT CONSUMMATED, THE COMPANY WOULD CONTINUE TO BE A PUBLICLY TRADED COMPANY IN THE UNITED STATES AND THE ADSs WOULD CONTINUE TO BE LISTED ON NASDAQ. THE COMPANY’S SHARES ARE NOT LISTED AND CANNOT BE TRADED ON ANY STOCK EXCHANGE OTHER THAN NASDAQ, AND IN SUCH CASE ONLY IN THE FORM OF ADSs. AS A RESULT, IF A FORMER ADS HOLDER HAS SURRENDERED HIS, HER OR ITS ADSs FOR CANCELLATION TO THE ADS DEPOSITARY IN ORDER TO EXERCISE DISSENTERS’ RIGHTS AND THE MERGER IS NOT CONSUMMATED AND SUCH FORMER ADS HOLDER WISHES TO BE ABLE TO SELL HIS, HER OR ITS SHARES ON A STOCK EXCHANGE, SUCH FORMER ADS HOLDER WILL NEED TO DEPOSIT HIS, HER OR ITS SHARES INTO THE COMPANY’S ADS PROGRAM FOR THE ISSUANCE OF THE CORRESPONDING NUMBER OF ADSs, SUBJECT TO THE TERMS AND CONDITIONS OF APPLICABLE LAW AND THE DEPOSIT AGREEMENT, INCLUDING, AMONG OTHER THINGS, PAYMENT OF RELEVANT FEES OF THE ADS DEPOSITARY FOR THE ISSUANCE OF ADSs ($0.05 PER ADS ISSUED), APPLICABLE SHARE TRANSFER TAXES (IF ANY), AND RELATED CHARGES PURSUANT TO THE DEPOSIT AGREEMENT.

Whom to Call for Assistance

If you need assistance, including help in changing or revoking your proxy, please contact our Investor Relations Department at +408-987-5920.

Solicitation of Proxies

This proxy solicitation is being made by the Company on behalf of the board of directors of the Company and will be paid for by the Company. In addition, we has engaged _______________ to assist in the solicitation of proxies for the extraordinary general meeting and we estimate that we will pay _______________ a fee of $_______________ including certain out-of-pocket expenses. The Company’s directors, officers and employees may also solicit proxies by personal interview, mail, e-mail, telephone, facsimile or other means of communication. These persons will not be paid additional remuneration for their efforts. The Company will also request brokers, dealers, commercial banks, trust companies and other nominees to forward proxy solicitation material to the beneficial owners of the Company’s Shares that the brokers, dealers, commercial banks, trust companies and other nominees hold of record. Upon request, the Company will reimburse them for their reasonable out-of-pocket expenses.

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Other Business

We are not currently aware of any business to be acted upon at the extraordinary general meeting other than the matters discussed in this proxy statement.

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THE MERGER AGREEMENT

The following summary describes the material provisions of the Merger Agreement. This summary may not include all of the information about the Merger Agreement that is important to you. This summary is subject to, and qualified in its entirety by reference to, the Merger Agreement and the Plan of Merger, which are attached as Annex A, and incorporated by reference into this section of this proxy statement. You are urged to read each of the Merger Agreement and the Plan of Merger carefully and in its entirety, as they are the legal documents governing the Merger.

The summary of the Merger Agreement below is included in this proxy statement only to provide you with information regarding the terms and conditions of the Merger Agreement, and not to provide any other factual information regarding the Company, Holdco, Parent, Merger Sub or their respective businesses. Accordingly, the representations and warranties and other provisions of the Merger Agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this proxy statement and in the documents incorporated by reference into this proxy statement. See “Where You Can Find More Information” beginning on page 101.

Structure and Consummation of the Merger

The Merger Agreement provides for the merger of Merger Sub with and into the Company on the terms, and subject to the conditions, of the Merger Agreement, with the Company being the Surviving Company of the Merger. If the Merger is consummated, the Company will cease to be a publicly traded company and will become a wholly owned subsidiary of Parent. The closing of the Merger will occur no later than the fifteenth business day after all of the conditions to the Merger have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or waiver of those conditions). On the closing date, Merger Sub and the Company will execute and file the Plan of Merger and other appropriate documents with the Registrar of Companies of the Cayman Islands as required by the Cayman Islands Companies Act. The Merger will become effective on the date as specified in the Plan of Merger in accordance with the Cayman Islands Companies Act.

We currently expect that the Merger will be consummated in the first quarter of 2023, after all conditions to the Merger have been satisfied or waived. We cannot specify when, or assure you that, all conditions to the Merger will be satisfied or waived; however, we intend to complete the Merger as promptly as practicable.

Memorandum and Articles of Association; Directors and Officers of the Surviving Company

At the Effective Time, the memorandum and articles of association in the form annexed to the Plan of Merger will become the memorandum and articles of association of the Surviving Company until thereafter amended in accordance with applicable law and such memorandum and articles of association; provided, however, that, (a) all references therein to the name of the Surviving Company will be amended to “O2Micro International Limited”, (b) all references therein to the authorized share capital of the Surviving Company will be amended to refer to the correct authorized share capital of the Surviving Company as approved in the Plan of Merger, and (c) the indemnification, advancement of expenses and exculpation provisions therein will comply with the relevant provisions set forth in the Merger Agreement.

The directors of Merger Sub immediately prior to the Effective Time or such other persons designated by Parent will be the initial directors of the Surviving Company, and the officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Company, in each case, unless otherwise determined by Parent prior to the Effective Time, and will hold office until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company.

Merger Consideration

If the Merger is consummated, at the Effective Time, (a) each Share that is issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs) will be cancelled and cease to exist in consideration of and exchange for the right to receive US$0.10 in cash per Share without interest and net of any applicable withholding taxes, (b) each ADS that is issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares), together with the Shares represented by such ADSs, will be cancelled and cease to exist in consideration of and exchange for the right to receive US$5.00 in cash per ADS without interest and net of any applicable withholding taxes, (c) each Excluded Share and each ADS representing such Excluded Shares that is issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist without payment of any consideration or distribution therefor, (d) each Dissenting Share issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist for the right to receive the fair value of such Dissenting Share as determined by the Grand Court of the Cayman Islands in accordance with Section 238 of the Cayman Islands Companies Act.

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At the Effective Time, each share of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into one validly issued, fully paid and non-assessable ordinary share of the Surviving Company. Such ordinary shares of the Surviving Company will constitute the only issued and outstanding share capital of the Surviving Company upon the Effective Time.

Treatment of Company Equity Awards

At the Effective Time, the Company will (a) terminate the Company Share Plans and any relevant award agreements entered into under the Company Share Plans, and (b) provide for the treatment of each Company Option that is then outstanding and unexercised, whether or not vested or exercisable, and each Company RSU that is then outstanding, whether or not vested, as described below.

Except as otherwise specified in the Merger Agreement, each holder of a Vested Company Option will, in exchange therefor be paid by the Surviving Company or one of its subsidiaries, as soon as practicable after the Effective Time pursuant to the Company’s ordinary payroll practices (but in any event no later than thirty business days after the closing date), a cash amount (without interest and net of any applicable withholding taxes) equal to the product of (x) the excess, if any, of the Per Share Merger Consideration over the exercise price of such Vested Company Option and (y) the number of Shares underlying such Vested Company Option, provided that if the exercise price per Share of any such Vested Company Option is equal to or greater than the Per Share Merger Consideration, such Vested Company Option will be cancelled without any cash payment being made in respect thereof.

Except as otherwise specified in the Merger Agreement, at the Effective Time, each Unvested Company Option will be assumed by Holdco and converted into an option to purchase shares of common stock of Holdco (“Holdco Common Stock”). Except as otherwise specified in the Merger Agreement, each assumed Unvested Company Option (each, an “Assumed Unvested Option”) will continue to have, and be subject to, the same terms and conditions set forth in the applicable Company Share Plan and applicable award agreement effective immediately prior to the Effective Time, except that (a) each Assumed Unvested Option will be exercisable for that number of shares of Holdco Common Stock equal to the product, rounded down to the nearest whole number of shares of Holdco Common Stock, obtained by multiplying (x) the number of Shares that were issuable upon exercise of such Assumed Unvested Option immediately prior to the Effective Time by (y) the Exchange Ratio (as defined below); (b) the per share exercise price for each share of Holdco Common Stock issuable upon exercise of such Assumed Unvested Option will be equal to the quotient obtained by dividing the exercise price per Share at which such Assumed Unvested Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent; and (c) each Assumed Unvested Option will be subject to the terms and conditions set forth in the Award Amendment (as defined below). Notwithstanding the foregoing, the Unvested Company Options held by an individual who does not sign the Award Amendment prior to the Effective Time will not be assumed by Holdco but will instead be cancelled, and the holder of any such Unvested Company Option will not be entitled to payment of any consideration therefor.

Except as otherwise specified in the Merger Agreement, at the Effective Time, each Company RSU will be assumed by Holdco and converted into a restricted stock unit award with respect to a number of shares of Holdco Common Stock (rounded down to the nearest whole share) equal to the product obtained by multiplying (x) the number of Shares subject to such Company RSU by (y) the Exchange Ratio (“Converted RSUs”), and such Converted RSUs will be subject to the same terms and conditions (including the same vesting conditions and provisions relating to vesting acceleration, if any) as were applicable to such Company RSUs immediately prior to the Effective Time, except that each Converted RSU will be subject to the terms and conditions set forth in the Award Amendment. Notwithstanding the foregoing, the Company RSUs held by an individual who does not sign the Award Amendment prior to the Effective Time will not be assumed by Holdco but will instead be cancelled, and the holder of any such Company RSUs will not be entitled to payment of any consideration therefor.

Each independent director of the Company that holds Company Options and/or Company RSUs, whether vested or unvested, that are cancelled at the Effective Time will, except as otherwise agreed to in writing between such persons and Parent, in exchange therefor, be paid by the Surviving Company or one of its subsidiaries, as soon as practicable after the Effective Time pursuant to the Company’s ordinary payroll practices (but in any event no later than thirty business days after the closing date), a cash amount (without interest and net of any applicable withholding taxes) determined as follows: (a) in the case of Company Options, the cash payment will be determined in a manner consistent with the Vested Company Options in the second paragraph above, and (b) in the case of Company RSUs, the cash amount will be determined by multiplying the Per Share Merger Consideration by the number of Shares underlying such Company RSUs.

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Immediately prior to the Effective Time, each Company RSU held by the Management Members will become fully vested and the restrictions with respect thereto will lapse (the “Accelerated RSU”), and each such Accelerated RSU will be immediately settled into one Share. All such Shares will be converted at the Effective Time into a number of shares of Holdco Common Stock (rounded down to the nearest whole share) equal to the product obtained by multiplying (x) the number of Shares previously subject to such Accelerated RSU by (y) the Exchange Ratio.

Immediately prior to the Effective Time, each Company Option held by the Management Members will fully vest and become a Vested Company Option (the “Accelerated Option”). At the Effective Time, each Accelerated Option will be assumed by Holdco and converted into an option to purchase shares of Holdco Common Stock. Except as otherwise specified in the Merger Agreement, each assumed Accelerated Option (each, an “Assumed Accelerated Option”) will continue to have, and be subject to, the same terms and conditions set forth in the applicable Company Share Plan and applicable award agreement effective immediately prior to the Effective Time (other than the vesting terms that may have otherwise applied), except that (a) each Assumed Accelerated Option will be exercisable for that number of shares of Holdco Common Stock equal to the product obtained by multiplying the number of Shares that were issuable upon exercise of such Assumed Accelerated Option immediately prior to the Effective Time by the Exchange Ratio, rounded down to the nearest whole number of shares of Holdco Common Stock; and (b) the per share exercise price for each share of Holdco Common Stock issuable upon exercise of such Assumed Accelerated Option will be equal to the quotient obtained by dividing the exercise price per Share at which such Assumed Accelerated Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent.

Each of the Company Options and/or Company RSUs granted to the Other Rollover Shareholders, whether vested or unvested, will, except as otherwise agreed to in writing between such persons and Parent, in exchange therefor, be issued with an employee incentive award with respect to a number of shares of Holdco Common Stock, to replace such Company Option and/or Company RSU. The replacement stock options granted in exchange for such Company Options will be determined in a manner consistent with the Unvested Company Options in the third paragraph above, and the replacement restricted stock units granted in exchange for such Company RSUs will be determined in a manner consistent with the Company RSUs in the fourth paragraph above, provided, that if any of such Rollover Shareholders holds Vested Company Options and the exercise price of such Vested Company Options is equal to or greater than the Per Share Merger Consideration, such Vested Company Options will be cancelled for no consideration and any such Vested Company Options will not be entitled to the treatment of Vested Company Options contemplated in this paragraph. Such replacement stock options and replacement restricted stock units will be subject to the terms and conditions set forth in the Award Amendment. Notwithstanding the foregoing, the Company Options and Company RSUs held by an individual who does not sign the Award Amendment prior to the Effective Time will not be assumed by Holdco but will instead be cancelled, and the holder of any such Company Options and/or Company RSUs will not be entitled to payment of any consideration therefor.

For the purpose of the Merger Agreement, “Exchange Ratio” means the Per Share Merger Consideration divided by the fair market value of a share of Holdco Common Stock as of the Effective Time. “Award Amendment” means an agreement between the Company and a holder of Company Options and/or Company RSUs that amends the terms and conditions of the award agreement for such Company Options and/or Company RSUs to provide that the Shares subject to such Company Option and/or Company RSU will only be issuable to the holder if such holder executes certain investor agreement pursuant to the Merger Agreement.

Exchange Procedures

At or prior to the Effective Time, Parent will deposit, or cause to be deposited, with a bank or trust company reasonably acceptable to the Company acting as paying agent, cash in immediately available funds and in an amount that is sufficient to pay the aggregate merger consideration to which all holders of Shares (other than Excluded Shares and Dissenting Shares) and all holders of ADSs (other than ADSs representing the Excluded Shares) are entitled under the Merger Agreement.

Promptly following the Effective Time, the Surviving Company will cause the paying agent to mail to each person who was, at the Effective Time, a registered holder of Shares entitled to receive the Per Share Merger Consideration: (a) a letter of transmittal, which will be in customary form for a company incorporated in the Cayman Islands, and will specify the manner in which the delivery of the exchange fund to registered holders of such Shares will be effected; and (b) instructions for effecting the surrender of share certificates representing the Shares (or affidavits and indemnities of loss in lieu of the share certificates), or non-certificated Shares represented by book entry or such other documents as may be required in exchange for the Per Share Merger Consideration.

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Upon surrender of, if applicable, a share certificate (or affidavit and indemnity of loss in lieu of the share certificate) or uncertificated Shares or such other documents as may be required pursuant to such instructions to the paying agent in accordance with the terms of such letter of transmittal, each such registered holder of Shares will be entitled to receive in exchange therefor a check, in the amount equal to (x) the number of Shares represented by such share certificate (or affidavit and indemnity of loss in lieu of the share certificate) or the number of uncertificated Shares multiplied by (y) the Per Share Merger Consideration, subject to applicable withholding. Any share certificate so surrendered will forthwith be marked as cancelled.

Prior to the Effective Time, Parent and the Company will establish procedures with the paying agent and the ADS Depositary to ensure that (a) the paying agent will transmit to the ADS Depositary as promptly as reasonably practicable following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares) and (y) the Per ADS Merger Consideration, and (b) the ADS Depositary will distribute the Per ADS Merger Consideration to holders of ADSs pro rata to their holdings of ADSs (other than ADSs representing the Excluded Shares) upon surrender by them of their ADSs. Pursuant to the terms of the Deposit Agreement, the ADS holders will pay any applicable fees, charges and expenses of the ADS Depositary, stock transfer or other taxes and other government charges due to or incurred by the ADS Depositary in connection with the cancellation of their ADSs. The Surviving Company will pay any applicable fees, charges and expenses of the ADS Depositary and government charges (other than withholding taxes) due to or incurred by the ADS Depositary in connection with distribution of the Per ADS Merger Consideration to holders of ADSs and the cancellation of ADSs (excluding any fees, including ADS cancellation or termination fees, payable by holders of ADSs in accordance with the Deposit Agreement).

As soon as reasonably practicable after the Effective Time, the Surviving Company will provide notice to the ADS Depositary to terminate the Deposit Agreement in accordance with its terms.

Representations and Warranties

The Merger Agreement contains representations and warranties made by the Company to Parent and Merger Sub and representations and warranties made by Parent and Merger Sub, jointly and severally, to the Company. The statements embodied in those representations and warranties were made for purposes of the Merger Agreement and are subject to important qualifications and limitations agreed by the parties in connection with negotiating the terms of the Merger Agreement. In addition, some of those representations and warranties may be subject to a contractual standard of materiality different from that generally applicable to shareholders, may have been made for the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise and allocating risks between the parties to the Merger Agreement rather than establishing matters as facts. Moreover, the representations and warranties made by the Company were qualified by the public disclosure and filings made by it with the SEC since January 1, 2019 and prior to the date of the Merger Agreement. It should also be noted that information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this proxy statement.

The representations and warranties made by the Company to Parent and Merger Sub include representations and warranties (subject to their respective materiality qualifications as provided in the Merger Agreement) relating to, among other things:

•	due organization, valid existence and good standing of the Company and its subsidiaries, and authority of the Company and its subsidiaries to carry on their respective business;

•	no violation in any material respect of the memorandum and articles of association or equivalent organizational documents of the Company and its subsidiaries;

•	capitalization of the Company and share capital of the Company and its subsidiaries;

•	the Company’s corporate power and authority to execute, deliver, and perform its obligations under the Merger Agreement and to consummate the transactions contemplated thereby, and the enforceability of the Merger Agreement against the Company;

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•	the receipt by the Special Committee of a fairness opinion from Needham and the Board’s recommendation to the shareholders;

•	the absence of (a) any conflict with the organizational documents of the Company and its subsidiaries in any material respect, (b) requirement to obtain consent or waiver of, violation or breach of, or default under, any contract, (c) any lien (except any lien required for the Debt Financing or Alternative Financing (as defined below) (if applicable) and contingent upon the occurrence of the Effective Time), or (d) violation of any order or law, in each case as a result of the execution and delivery of the Merger Agreement by the Company and the performance of the Merger Agreement by the Company and the consummation by the Company of the Transactions;

•	government filing, permit, authorization, consent or approval required for the execution and delivery of the Merger Agreement by the Company and the performance of the Merger Agreement by the Company and the consummation by the Company of the Transactions;

•	compliance with applicable laws and the applicable listing, corporate governance and other rules and regulations of NASDAQ in all material respects;

•	the Company’s SEC filings since January 1, 2019 and the financial statements included or incorporated by reference in such SEC filings;

•	the Company’s internal control over financial reporting and disclosure controls and procedures;

•	the accuracy of the information provided in the Schedule 13E-3 and this proxy statement;

•	the absence of any Company Material Adverse Effect since December 31, 2021;

•	the absence of certain legal proceedings;

•	employee benefits plans and certain labor and employment matters;

•	real property and title to assets;

•	intellectual property;

•	privacy and data security;

•	taxes;

•	material contracts and the absence of any default under, or breach or violation of, any material contract;

•	the absence of any shareholder rights agreement, “poison pill” or similar anti-takeover agreement or plan, and the Board has taken all necessary action so any takeover statute does not, and will not apply to the Merger Agreement and the Transactions;

•	related party transactions;

•	the absence of any broker’s or finder’s fees, other than with respect to the Company’s financial advisor;

•	compliance with applicable environmental laws and possession of environmental permits;

•	insurance; and
•	the absence of any other representations and warranties by the Company to Parent and Merger Sub, other than the representations and warranties made by the Company in the Merger Agreement.

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Many of the representations and warranties in the Merger Agreement made by the Company are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any fact, event, circumstance, change or effect that, individually or in the aggregate with all other facts, events, circumstances, changes, conditions, occurrences and effects (including any change in applicable law or the interpretation or enforcement thereof or other regulatory change that affects the Company or any of its subsidiaries), is or would reasonably be expected to (a) have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities, properties or results of operations of the Company and its subsidiaries taken as a whole or (b) prevent or materially delay the consummation of the Transactions or otherwise be materially adverse to the ability of the Company to perform its material obligations under the Merger Agreement; provided that, in the case of clause (a), no effects arising out of or resulting from any of the following may be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur:

(i)	geopolitical conditions, any outbreak or escalation of war or major hostilities, any act of sabotage or terrorism, natural or man-made disasters, pandemic (including COVID-19 and its variants), epidemic or other public health crises, or other force majeure events; changes in laws, GAAP or enforcement or interpretation thereof; changes or conditions that generally affect the industry and market in which the Company and its subsidiaries operate; changes in the financial, credit or other securities or capital markets, in general economic, regulatory or legislative conditions, except, in each case, to the extent having a materially disproportionate effect on the Company and its subsidiaries, taken as a whole, relative to other participants affected by such events that are in the similar industry in which the Company and its subsidiaries operate;

(ii)	any announcement, disclosure, pendency or consummation of the Transactions, including any initiation of shareholder litigation or any other legal proceeding relating to the Merger Agreement and/or the Transactions;

(iii)	any action taken, and/or omission to take any action, by the Company or any of its subsidiaries at the express request or with the written consent of Parent, Merger Sub or the Management Members;

(iv)	any action taken by the Company or any of its subsidiaries that is required by the Merger Agreement or the failure to take any action that is prohibited by the Merger Agreement;

(v)	any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published predictions of revenue, earnings, cash flow or cash position (but excluding the underlying circumstances or reasons for that failure);

(vi)	any decline in the market price, or change in trading volume, of the capital stock of the Company (but excluding the underlying circumstances or reasons for that decline or change); or

(vii)	any change or prospective change in the Company’s credit ratings (but excluding the underlying circumstances or reasons for such change).

The representations and warranties made by Parent and Merger Sub to the Company include representations and warranties relating to, among other things:

•	their due organization, valid existence, good standing and power and authority to carry on their respective business;

•	their corporate power and authority to execute, deliver and perform their obligations under the Merger Agreement and to consummate the transactions contemplated thereby, and the enforceability of the Merger Agreement against them;

•	the absence of (a) violations of, or conflicts with, the memorandum and articles of association of Parent and Merger Sub, (b) violations of, or conflicts with, any applicable law of Parent and Merger Sub, and (c) any breach of or default under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Parent and Merger Sub pursuant to, any contract or obligation to which either Parent or Merger Sub is a party in each case as a result of the execution and delivery of the Merger Agreement by Parent and Merger Sub and the performance of the Merger Agreement by them;

•	government filing, permit, authorization, consent or approval required for the execution and delivery of the Merger Agreement by Parent and Merger Sub and the performance of the Merger Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions;

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•	their capitalization and ownership structure;

•	the delivery of the Debt Commitment Letter and Equity Commitment Letter, and enforceability of such financing documents;

•	sufficiency of funds in the financing to complete the Merger and the other Transactions, subject to certain assumptions;

•	the accuracy of the information provided by them in the Schedule 13E-3 and this proxy statement;

•	the solvency of the Surviving Company as of and immediately after the Effective Time;

•	the absence of certain legal proceedings against Parent and Merger Sub;

•	the absence of any broker’s or finder’s fees based upon arrangements made by or on behalf of Parent or Merger Sub;
•	the Limited Guarantee being in full force and effect and the absence of any breach or default thereunder;
•	the ownership of Parent, Merger Sub, the Management Members and the Sponsor and their respective affiliates of the Shares or any other securities or other economic rights of the Company;

•	the absence of certain undisclosed agreements (a) relating to the Transactions, (b) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or Per ADS Merger Consideration, or (c) pursuant to which any shareholder of the Company has agreed to vote to approve the Merger Agreement or the Merger or has agreed to vote against any Superior Proposal;

•	their independent investigation of the Company and its subsidiaries;
•	non-reliance by them on any estimates, forecasts, projections, plans and budget information provided by the Company and its subsidiaries; and

•	the absence of any other representations and warranties by Parent and Merger Sub to the Company, other than the representations and warranties made by them in the Merger Agreement.

Conduct of Business Prior to Closing

The Company has agreed that, from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, except as required by applicable law or specifically permitted or contemplated by the Merger Agreement and the Plan of Merger, unless with Parent’s prior written consent (which consent may not be unreasonably withheld, conditioned or delayed), (a) the businesses of the Company and its subsidiaries (collectively, the “Group Companies”) will be conducted in the ordinary course of business consistent with past practice; and (b) among others, the Company will use its reasonable efforts to preserve substantially intact the Group Companies’ assets and business organization.

From the date of the Merger Agreement until the earlier of the Effective Time and termination of the Merger Agreement, except as required by applicable law or specifically permitted or contemplated by the Merger Agreement, the Company will not, and will procure that none of its subsidiaries will, directly or indirectly, do or propose to do any of the following without the prior written consent of Parent (which consent may not be unreasonably withheld, delayed or conditioned):

•	amend or otherwise change its memorandum and articles of association or equivalent organizational documents;

•	issue, sell, transfer, lease, sublease, license, pledge, dispose of, grant or encumber, or authorize the issuance, sale, transfer, lease, sublease, license, pledge, disposition, grant or encumbrance of, (i) any shares of any class of any Group Company, subject to certain exceptions as provided in the Merger Agreement, (ii) any property or assets of any Group Company with a value or purchase price in excess of US$5 million, except in the ordinary course of business or pursuant to contracts existing as of the date of the Merger Agreement, or (iii) any material intellectual property owned by or licensed to any Group Company, except in the ordinary course of business consistent with past practice;

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•	declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its shares (other than dividends or other distributions from any subsidiary of the Company to the Company or any of its other subsidiaries consistent with past practice);

•	reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, any of its share capital or securities or other rights exchangeable into or convertible or exercisable for any of its share capital subject to certain exceptions with respect to the Company Share Plans;

•	effect or commence any liquidation, dissolution, scheme of arrangement, merger, consolidation, amalgamation, restructuring, reorganization, public offering or similar transaction involving any Group Company, or create any new subsidiary, other than the Transactions;

•	acquire, whether by purchase, merger, spin off, consolidation, scheme of arrangement, amalgamation or acquisition of stock or assets or otherwise, any assets, securities or properties, in aggregate, with a value or purchase price (including the value of assumed liabilities) in excess of US$5 million in any transaction or related series of transactions;

•	make any capital contribution or investment in any corporation, partnership, other business organization or any division thereof in excess of US$5 million in aggregate;

•	incur, assume, alter, amend or modify any indebtedness, or guarantee any indebtedness, or issue any debt securities, in each case, with an amount in excess of US$5 million in aggregate, subject to certain exceptions;

•	other than expenditures necessary to maintain assets in good repair consistent with the past practice, authorize, or make any commitment with respect to, any single capital expenditure which is in excess of US$5 million or capital expenditures which are, in the aggregate, in excess of US$5 million for the Group Companies taken as a whole;

•	except as required pursuant to any company employee plan or the Merger Agreement, (i) enter into any new employment or compensatory agreements, or terminate any such agreements, with any employee of any Group Company other than the hiring or termination of employees with an aggregate annual compensation of less than US$300,000, (ii) grant or provide any severance or termination payments or benefits to any employee of any Group Company, in each case, in excess of US$150,000, (iii) increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to any employee of any Group Company except such increases or payments, in the aggregate, do not cause an increase in the labor costs of the Group Companies, taken as a whole, by more than 4%, (iv) make any new equity awards to any employee of any Group Company, (v) establish, adopt, amend or terminate any company employee plan or materially amend the terms of any outstanding Company Options (other than the execution of Award Amendments), (vi) take any action to accelerate the vesting or payment, of compensation or benefits under the company employee plan, or (vii) forgive any loans to any employee of any Group Company;

•	issue or grant any option to purchase Shares, restricted share unit or award of other types to any person except pursuant to the Company Share Plans or the Merger Agreement;

•	make any changes with respect to financial accounting policies or procedures in any material respect, including changes affecting the reported consolidated assets, liabilities or results of operations of the Company or any of its subsidiaries, except as required by changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

•	enter into, amend, modify, consent to the termination of, or waive any material rights under, any material contract;

•	enter into any contract between a Group Company or any of its subsidiaries, on the one hand, and any related party of any Group Company, one the other hand, subject to certain exceptions;

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•

terminate or cancel, let lapse, or amend or modify in any material respect, other than renewals in the ordinary course of business, any material insurance policies maintained by it which are not promptly replaced by a comparable amount of insurance coverage;

•	settle, release, waive or compromise any pending or threatened action of or against any Group Company (i) for an amount in excess of US$5 million, (ii) that would impose any material restrictions on the business or operations of any Group Company, or (iii) that is brought by or on behalf of any current, former or purported holder of any share capital or debt securities of any Group Company relating to the Transactions;

•	permit any material intellectual property owned by any Group Company to lapse or to be abandoned, dedicated, or disclaimed, fail to perform or make any applicable filings, recordings or other similar actions or filings, fail to pay all required fees and taxes required or advisable to maintain and protect its interest in each and every item of intellectual property owned by any Group Company, or grant or license or transfer to any third party any material intellectual property owned by any Group Company;

•	fail to make in a timely manner any filings or registrations with the SEC required under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or the rules and regulations promulgated thereunder, subject to certain exceptions;

•

enter into, or propose to enter into, any transaction involving any earn-out or similar payment payable by any Group Company, to any third party, other than payments in connection with purchases of vehicles, plant, equipment, supplies or computers in the ordinary course of business;

•	engage in the conduct of any new line of business material to the Company and its subsidiaries, taken as a whole;
•	make or change any material tax election, amend any material tax return, enter into any closing agreement or seek any ruling from any governmental authority with respect to material taxes, surrender any right to claim a material refund of taxes, settle or finally resolve any material controversy with respect to taxes, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of material taxes, change any method of tax accounting or tax accounting period, initiate any voluntary tax disclosure to any governmental authority, or incur any material amount of taxes outside of the ordinary course of business; and

•	announce an intention, enter into any formal or informal agreement or otherwise make a commitment to do any of the foregoing.

Each and all good faith reasonable pandemic- or epidemic-related measures in responding to COVID-19, or any escalation thereof, taken by the Group Companies as required by law or governmental authorities, after written notice to and consultation with Parent, will not constitute a breach of these undertakings.

During the period from the date of the Merger Agreement until the earlier of the Effective Time and termination of the Merger Agreement, the Company will ensure that each Group Company will conduct its business in compliance with all applicable laws in all material respects, and obtain, make and maintain in effect, all consents, approvals, authorizations or permits of, or filings with or notifications to, the relevant governmental authority or other person required in respect of the due and proper establishment and operations of such Group Company in accordance with applicable Laws.

Shareholders Meeting

The Company will establish a record date for determining shareholders of the Company entitled to vote at a general meeting of the Company’s shareholders to be held to consider the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions (the “Shareholders Meeting”) in consultation with Parent, and will not change such record date or establish a different record date for the Shareholders Meeting without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), unless required to do so by applicable law or the memorandum and articles of association of the Company; and in the event that the date of the Shareholders Meeting as originally called is for any reason adjourned or postponed or otherwise delayed, the Company will implement such adjournment or postponement or other delay in such a way that the Company does not establish a new record date for the Shareholders Meeting, as so adjourned, postponed or delayed, except as required by applicable laws or the memorandum and articles of association of the Company or otherwise agreed by Parent in writing. As soon as reasonably practicable after the SEC confirms that it has no further comments on the Schedule 13E-3 and the proxy statement or that it is not reviewing the Schedule 13E-3 and the proxy statement, the Company will mail the proxy statement to the holders of Shares as of the record date for the Shareholders Meeting.

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The Company has agreed to hold the Shareholders Meeting as soon as practicable. The Company may, after consultation in good faith with Parent, and upon Parent’s written request will, adjourn or recommend the adjournment of the Shareholders Meeting to its shareholders (i) to the extent necessary to ensure that any required supplement or amendment to the proxy statement is provided to the holders of Shares within a reasonable amount of time in advance of the Shareholders Meeting, (ii) as otherwise required by applicable law, or (iii) if as of the time for which the Shareholders Meeting is scheduled as set forth in the proxy statement, there are insufficient Shares represented (in person or by proxy) to constitute a quorum necessary to conduct the business of the Shareholders Meeting. If the Shareholders Meeting is adjourned, the Company will convene and hold the Shareholders Meeting as soon as reasonably practicable thereafter, provided that the Company will not recommend to its shareholders the adjournment of the Shareholders Meeting to a date that is less than five business days prior to the Long Stop Date (as defined below).

The Company has agreed that, unless there has been a Change in the Company Recommendation (as defined below) or otherwise provided in the Merger Agreement, the Board will recommend to holders of the Shares that they authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, and will include such recommendation in this proxy statement. The Company further agreed it will use its reasonable best efforts to solicit from its shareholders proxies in favor of the approval of the Merger Agreement, the Plan of Merger and the Transactions and will take all other action necessary or advisable to secure the Requisite Company Vote. In the event that the Board makes a Change in the Company Recommendation or any Superior Proposal is commenced, publicly proposed or disclosed, or otherwise communicated to the Company or any other person, the Company will nevertheless submit the Merger Agreement, the Plan of Merger and the Transactions, to the holders of the Shares for authorization and approval at the Shareholders Meeting, unless the Merger Agreement is terminated in accordance with its terms prior to the Shareholders Meeting.

Parent may request that the Company adjourn or postpone the Shareholders Meeting for up to ninety days (but in any event no later than five business days prior to the Long Stop Date), (a) if as of the time for which the Shareholders Meeting is originally scheduled (as set forth in the proxy statement) there are insufficient Shares represented (either in person or by proxy) (i) to constitute a quorum necessary to conduct the business of the Shareholders Meeting or (ii) voting in favor of the authorization and approval of the Merger Agreement, the Plan of Merger, and the Transactions to obtain the Requisite Company Vote or (b) in order to allow reasonable additional time for (i) the filing and mailing of, at the reasonable request of Parent, any supplemental or amended disclosure and (ii) such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Shareholders Meeting, in which event the Company will, in each case, cause the Shareholders Meeting to be postponed or adjourned in accordance with Parent’s request.

The authorization and approval of the Merger Agreement, the Plan of Merger, the Transactions and the Adoption of Amended M&A are subject to the Requisite Company Vote.

No Solicitation of Transactions

Until the earlier of the Effective Time and termination of the Merger Agreement, except as otherwise provided below, the Company has agreed that neither it nor any of its subsidiaries will, and that it will cause its and its subsidiaries’ representatives not to, in each case, directly or indirectly, (a) solicit, initiate, knowingly encourage (including by way of furnishing nonpublic information concerning the Company or any of its subsidiaries), or take any other action to knowingly facilitate, any inquiries or the making of any proposal or offer (including any proposal or offer to its shareholders) that constitutes, or may reasonably be expected to lead to, any Competing Transaction (as defined below), (b) enter into, maintain or continue discussions or negotiations with, or provide any nonpublic information concerning the Company or any of its subsidiaries to, any third party in furtherance of such inquiries or to obtain a proposal or offer for a Competing Transaction, (c) agree to, approve, endorse, recommend or consummate any Competing Transaction or enter into any letter of intent or contract or commitment contemplating or otherwise relating to, or that may reasonably be expected to lead to, any Competing Transaction, or (d) grant any waiver, amendment or release under any standstill, confidentiality or similar agreement or takeover statutes.

For the purpose of the Merger Agreement, “Competing Transaction” means any of the following (other than the Transactions): (a) any merger, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company or to which 15% or more of the total revenue or net income of the Company are attributable; (b) any sale, lease, exchange, transfer or other disposition of assets or businesses that constitute or represent 15% or more of the total revenue, net income or assets of the Company and its subsidiaries, taken as a whole; (c) any sale, exchange, transfer or other disposition of 15% or more of any class of equity securities of the Company, or securities convertible into or exchangeable for 15% or more of any class of equity securities of the Company; (d) any tender offer or exchange offer that, if consummated, would result in any person beneficially owning 15% or more of any class of equity securities of the Company; (e) any other transaction having an effect similar to the foregoing; or (vi) any combination of the foregoing.

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The Company will notify Parent as promptly as practicable (and in any event within forty-eight (48) hours), in writing, of any proposal or offer regarding a Competing Transaction. The Company will keep Parent informed on a reasonably current basis (and in any event within forty-eight (48) hours of the occurrence of any material changes, developments, discussions or negotiations) of the status and terms of any such proposal, offer, inquiry, contact or request and of any material changes in the status and terms of any such proposal, offer, inquiry, contact or request (including the material terms and conditions thereof). The Company will also provide Parent with forty-eight (48) hours prior notice (or such lesser prior notice as is provided to the members of the Board or members of the Special Committee) of any meeting of the Board or Special Committee at which the Board or Special Committee, as applicable, is reasonably expected to consider any Competing Transaction.

Communication and Provision of Information upon Receipt of a Proposal or Offer regarding a Competing Transaction

Notwithstanding the above, at any time prior to the receipt of the Requisite Company Vote, following the receipt of an unsolicited, written, bona fide proposal or offer regarding a Competing Transaction that was not obtained in violation of the provisions in this section and the sections entitled “No Solicitation of Transactions” and “No Change in Recommendation”, the Company and its representatives may, with respect to such proposal or offer and acting only under the direction of the Special Committee: (a) contact the person who has made such proposal or offer solely to clarify and understand the terms and conditions thereof to the extent the Special Committee shall have determined in good faith that such contact is necessary to determine whether such proposal or offer constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal, (b) provide information in response to the request of the person who has made such proposal or offer pursuant to the Merger Agreement, and (c) engage or participate in any discussions or negotiations with the person who has made such proposal or offer; provided that, prior to taking any actions described in clause (b) or (c) above, the Special Committee has (i) determined, in its good faith judgment, after consultation with its financial advisor and outside legal counsel, that such proposal or offer constitutes or would reasonably be expected to result in a Superior Proposal, (ii) determined, in its good faith judgment, after consultation with its financial advisor and outside legal counsel, that, in light of such Superior Proposal, failure to take such action would be inconsistent with the fiduciary duties of the Board under applicable law, and (iii) provided prior written notice to Parent.

For the purpose of the Merger Agreement, a “Superior Proposal” means a bona fide written proposal or offer with respect to a Competing Transaction (provided that each reference to “15%” in the definition of “Competing Transaction” should be replaced with “50%”), which was not obtained in violation of the provisions in this section and the sections entitled “No Solicitation of Transactions” and “No Change in Recommendation”, that the Board has determined in its good faith judgment, upon the unanimous recommendation of the Special Committee (after consultation with its financial advisor and outside legal counsel), is reasonably likely to be consummated in accordance with its terms without undue delay, taking into account all legal, financial and regulatory aspects of the proposal, and would, if consummated, result in a transaction more favorable, from a financial point of view, to the Company’s shareholders (other than holders of Excluded Shares) than the Transactions (including the effect of any termination fee or provision relating to the reimbursement of expenses); provided, that no proposal or offer will be deemed to be a “Superior Proposal” if any financing required to consummate the transaction contemplated by such proposal or offer is not fully committed or if the receipt of any such financing is a condition to the consummation of such transaction.

No Change in Recommendation

Subject to certain exceptions described below, neither the Board nor any committee thereof will (a) (i) change, withhold, withdraw (or not continue to make), qualify or modify (or publicly propose to change, withhold, withdraw (or not continue to make), qualify or modify), in a manner adverse to Parent or Merger Sub, the Board’s recommendation in favor of the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions (the “Company Recommendation”), (ii) fail to make the Company Recommendation or fail to include the Company Recommendation in the proxy statement, (iii) adopt, approve or recommend, or publicly propose to adopt, approve or recommend to the shareholders of the Company, a Competing Transaction, (iv) if a tender offer or exchange offer that constitutes a Competing Transaction is commenced, (x) fail to publicly recommend against acceptance of such tender offer or exchange offer by the Company shareholders (including by disclosing that it is taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer), provided that a customary “stop, look and listen” communication by the Board pursuant to Rule 14d-9(f) of the Exchange Act or a statement that the Board has received and is currently evaluating such Competing Transaction shall not be prohibited, or (y) fail to publicly reaffirm the Company Recommendation, in each case of (x) and (y) within ten business days after Parent so requests in writing, or (v) fail to recommend against any Competing Transaction subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within ten business days after the commencement of such Competing Transaction (any of the foregoing (i)-(v), a “Change in the Company Recommendation”), or (b) cause or permit the Company or any of its subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other or similar document or contract with respect to any Competing Transaction (an “Alternative Acquisition Agreement”).

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Notwithstanding the foregoing, from the date of the Merger Agreement and at any time prior to the receipt of the Requisite Company Vote, if the Company has received a bona fide written proposal or offer with respect to a Competing Transaction which was not withdrawn and which was not obtained in violation of the provisions in this section and the sections entitled “No Solicitation of Transactions” and “Communication and Provision of Information upon Receipt of a Proposal or Offer regarding a Competing Transaction”, and the Board (in its good faith judgment acting upon the unanimous recommendation of the Special Committee) or the Special Committee (after consultation with its financial advisor and outside legal counsel) determines that such proposal or offer constitutes a Superior Proposal and failure to make a Change in the Company Recommendation with respect to such Superior Proposal would reasonably be expected to be inconsistent with its fiduciary duties under applicable law, the Board (upon the unanimous recommendation of the Special Committee) or the Special Committee may, (a) effect a Change in the Company Recommendation or (b) with respect to such Superior Proposal, authorize the Company to terminate the Merger Agreement and enter into an Alternative Acquisition Agreement, but only (i) if the Company shall have complied with the requirements of “No Solicitation of Transactions” and “Communication and Provision of Information upon Receipt of a Proposal or Offer regarding a Competing Transaction” with respect to such proposal or offer; (ii) after (A) providing at least five business days’ (the “Superior Proposal Notice Period”) written notice to Parent advising Parent that the Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal (and providing any proposed agreements related thereto), identifying the person making such Superior Proposal and indicating that the Board intends to effect a Change in the Company Recommendation or authorize the Company to terminate the Merger Agreement and the manner in which it intends (or may intend) to do so, (B) negotiating with and causing its financial and legal advisors to negotiate with Parent, Merger Sub and their respective representatives in good faith to make such adjustments in the terms and conditions of the Merger Agreement and the financing thereunder, so that such third party proposal or offer would cease to constitute a Superior Proposal, and (C) permitting Parent and its representatives to make a presentation to the Board and the Special Committee regarding the Merger Agreement, the financing thereunder and any adjustments with respect thereto; provided that any material modifications to such third party proposal or offer shall require the Company to again comply with the requirements of this section with Superior Proposal Notice Period shortened to three business days; and (iii) following the end of the Superior Proposal Notice Period, the Board shall have determined, in its good faith judgment upon the unanimous recommendation of the Special Committee (after consultation with its financial advisor and outside legal counsel), that taking into account any changes proposed by Parent and Merger Sub, that the relevant proposal or offer with respect to the Competing Transaction continues to constitute a Superior Proposal.

Notwithstanding anything in this section to the contrary, prior to the time, but not after, the Requisite Company Vote is obtained, the Board (acting at the recommendation of the Special Committee), or the Special Committee, may make a Change in the Company Recommendation and/or terminate the Merger Agreement for a reason unrelated to a Competing Transaction if (a) the Board (acting at the recommendation of the Special Committee) or the Special Committee determines, in good faith (after consultation with its financial advisor and outside legal counsel) that, in light of an Intervening Event (as defined below), failure to make a Change in the Company Recommendation and/or terminate the Merger Agreement would reasonably be expected to be inconsistent with its fiduciary duties under applicable law; (b) the Company notifies Parent in writing, at least five business days in advance, that it intends to effect a Change in the Company Recommendation and/or termination of the Merger Agreement in connection with such Intervening Event, which notice will specify the nature of the Intervening Event in reasonable detail; (c) after providing such notice and prior to making such Change in the Company Recommendation in connection with such Intervening Event, the Company will negotiate in good faith with Parent during such five business day period to make such revisions to the terms of the Merger Agreement as would permit the Board not to effect a Change in the Company Recommendation or termination of the Merger Agreement in connection with such Intervening Event; and (d) the Board shall have considered in good faith any changes to the Merger Agreement and shall have again determined, acting at the direction of the Special Committee, in good faith, taking into account any changes to the Merger Agreement proposed in writing by Parent and Merger Sub, that it would continue to be inconsistent with the Board’s fiduciary duties under applicable law not to effect the Change in the Company Recommendation or termination of the Merger Agreement in light of the Intervening Event. “Intervening Event” means a material event, material development or material change occurring after the date of the Merger Agreement with respect to the Company and its subsidiaries or their business, assets or operations that is unrelated to any Competing Transaction or any proposal or offer regarding a Competing Transaction and that was unknown and not reasonably foreseeable to the Company as of the date of the Merger Agreement.

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The Company has also agreed that, unless and until the Merger Agreement is terminated, the Company will not submit to the vote of its shareholders any Competing Transaction or enter into any Alternative Acquisition Agreement or propose to do so. Unless the Merger Agreement has been terminated, the Merger Agreement will be submitted to the shareholders of the Company at the Shareholders Meeting whether or not (a) a Change in the Company Recommendation shall have occurred and/or (b) any Competing Transaction shall have been publicly proposed or announced or otherwise submitted to the Company or any of its advisors.

Directors’ and Officers’ Indemnification and Insurance

Pursuant to the Merger Agreement, Parent and Merger Sub have agreed, among others, that:

•	the indemnification, advancement and exculpation provisions of certain indemnification agreements by and among the Company and its directors and officers and certain executive officers as in effect at the Effective Time will survive the Merger and may not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of such current or former directors or officers. The memorandum and articles of association of the Surviving Company will contain provisions no less favorable to the intended beneficiaries with respect to exculpation and indemnification of liability and advancement of expenses than are set forth in the memorandum and articles of association of the Company as in effect on the date of the Merger Agreement, and Parent will cause such provisions not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by law.

•	the Surviving Company will maintain in effect for six years from the Effective Time the current directors’ and officers’ liability insurance policies maintained by the Company with respect to matters occurring prior to the Effective Time, including acts or omissions occurring in connection with the Merger Agreement and the consummation of the Transactions (the parties covered thereby, the “Indemnified Party”) on terms with respect to coverage and amount no less favorable to the Indemnified Parties than those in effect as of the Effective Time; provided, however, that the Surviving Company will not be required to expend more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance. In lieu of maintaining the directors’ and officers’ liability insurance policies described above, the Company may and, at Parent’s request, the Company will, purchase a six-year “tail” prepaid policy prior to the Effective Time on terms, conditions, retentions and limits of liability no less advantageous to the Indemnified Parties than the existing directors’ and officers’ liability insurance maintained by the Company so long as the annual cost of such policy does not exceed the maximum annual premium described above.

•	from and after the Effective Time, the Surviving Company will comply with all of the Company’s obligations, and cause its subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) (i) the Indemnified Parties against any and all damages arising out of, relating to or in connection with (x) the fact that an Indemnified Party is or was a director, officer or employee of the Company or any of its subsidiaries or (y) any acts or omissions occurring or alleged to have occurred prior to or at the Effective Time, to the extent provided under the Company’s or such subsidiaries’ respective organizational and governing documents or agreements in effect on the date of the Merger Agreement and to the fullest extent permitted by, and subject to, applicable law; and (ii) such Indemnified Parties against any and all damages arising out of acts or omissions in such persons’ official capacity as an officer, director or other fiduciary in the Company or any of its subsidiaries if such service was at the request or for the benefit of the Company or any of its subsidiaries.

Financing

Each of Parent and Merger Sub will use its reasonable best efforts to (a) obtain the Debt Financing on the terms and conditions described in the Debt Commitment Letter or on other terms not materially less favorable to Parent and Merger Sub, (b) maintain in effect the Debt Commitment Letter until the Transactions are consummated, and (c) satisfy, or cause to be satisfied, on a timely basis all conditions to the closing of and funding under the Debt Commitment Letter applicable to Parent or Merger Sub that are within its control; provided, that Parent or Merger Sub may amend or modify the Debt Commitment Letter, or elect to replace all or any portion of the Debt Financing with alternative debt financing (the “Alternative Financing”), in each case so long as (i) the aggregate proceeds of the Debt Financing (as amended or modified) and/or the Alternative Financing, together with the aggregate proceeds of the Equity Financing and the cash and other sources of funds immediately available to Parent, Merger Sub and the Company, will be sufficient for Parent and the Surviving Company to pay (x) the aggregate merger consideration to which all holders of Shares (other than Excluded Shares and Dissenting Shares) and all holders of ADSs (other than ADSs representing the Excluded Shares) are entitled under the Merger Agreement, and (y) any other amounts required to be paid in connection with the consummation of the Transactions on the terms and conditions contemplated hereby, including all related fees and expenses associated therewith that are payable at the Effective Time, and (ii) such amendment or modification or the Alternative Financing would not prevent, materially delay or materially impede or impair the ability of Parent and Merger Sub to consummate the Transactions. Parent will deliver to the Company true and complete copies of all contracts or other arrangements pursuant to which any alternative sources have committed to provide the Alternative Financing (the “Alternative Financing Documents”), except for engagement letters and fee letters, as soon as practicable after execution thereof. In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter and to the extent is not replaced by the Alternative Financing, Parent will promptly notify the Company.

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Nothing contained in the foregoing paragraph will require, and in no event will the reasonable best efforts of Parent or Merger Sub be deemed or construed to require, either Parent or Merger Sub to (a) bring any enforcement action against any source of Debt Financing or Alternative Financing to enforce its respective rights under the Debt Commitment Letter or, if applicable, the Alternative Financing Documents, or (b) pay any fees in excess of, or agree to “market flex” provisions less favorable to Parent, Merger Sub or the Surviving Company (or any of their affiliates) than, those contemplated by the Debt Commitment Letter or, if applicable, the Alternative Financing Documents (in each case, whether to secure waiver of any conditions contained therein or otherwise).

Parent and Merger Sub agreed not to amend, modify or waive any provision of the financing documents without the prior written consent of the Company, if such amendment, modification or waiver reduces (or would reduce) the aggregate amount of the financing or imposes new or additional conditions or otherwise expands, amends or modifies the conditions to the financing (in each case) in a manner that would reasonably be expected to prevent or materially delay the ability of Parent or Merger Sub to consummate the Transactions in accordance with the terms of the Merger Agreement.

Prior to the closing, the Company agrees to provide, and will cause each of its subsidiaries and each of their respective representatives to provide, such assistance and cooperation as may be necessary or appropriate or otherwise reasonably requested by Parent or its representatives in connection with the Debt Financing or Alternative Financing and the Transactions. Parent will, upon termination of the Merger Agreement, promptly upon request by the Company in writing, reimburse the Company for all reasonable and documented out-of-pocket costs to the extent incurred by the Company or its subsidiaries in connection with any cooperation provided pursuant to this paragraph and will indemnify and hold harmless the Company, its subsidiaries and their respective representatives for and against any and all liabilities, expenses or losses actually suffered or incurred by them arising from the arrangement of the financing and any information utilized in connection therewith, except in the event such liabilities, expenses or losses arose out of or resulted from (a) the fraud, gross negligence, recklessness or willful misconduct of the Company, its subsidiaries or any of their respective representatives or (b) untrue statements of material facts or misleading statements resulting from the omission of material facts in written historical information provided by or on behalf of the Company or its subsidiaries specifically for use in connection with the Debt Financing or Alternative Financing (if applicable).

The Company will perform all reasonable actions and things necessary to ensure that, upon written request of Parent at least five business days prior to the proposed closing date, deposit, or cause to be deposited at or prior to the Effective Time, all or any portion (as requested by Parent) of the unrestricted cash of the Company in U.S. dollars in a U.S. bank account of the Company as of immediately prior to the Effective Time, net of issued but uncleared checks and drafts (“Available Cash”) with the paying agent at or reasonably prior to the Effective Time as a source of funds for the payment of any portion of (a) the aggregate merger consideration to which all holders of Shares (other than Excluded Shares and Dissenting Shares) and all holders of ADSs (other than ADSs representing the Excluded Shares) are entitled under the Merger Agreement and (b) the fees and expenses payable by Parent and Merger Sub in connection with the Merger and the other Transactions, provided that (i) any failure by the Company to deposit or cause to be deposited all or any portion of the Available Cash will not constitute a breach of any agreement or covenant in the Merger Agreement and will not give rise to a failure of any condition to Parent's or Merger Sub's obligation to consummate the Merger to be satisfied, (ii) the Company and its subsidiaries will have no liability to Parent or Merger Sub to pay any Company Termination Fee (as defined below) or other damages solely by reason of the Company’s failure to deposit or cause to be deposited all or any portion of the Available Cash for any reason, (iii) the Company will not be obligated to deposit or cause to be deposited any portion of the Available Cash to the extent the deposit thereof would render any Group Company, or the Group Companies on a consolidated basis, to be insolvent, and (iv) Parent will cause the paying agent to immediately refund and deliver to the Company all of the Available Cash deposited with the paying agent if the Effective Time will have not occurred within three business days following such deposit by the Company.

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Agreement to Further Action and Use Reasonable Best Efforts

Each of the parties to the Merger Agreement and their respective representatives will (a) make promptly its respective filings, and thereafter make any other required submissions, with the relevant governmental authority with jurisdiction over enforcement of any applicable antitrust or competition laws with respect to the Transactions, and coordinate and cooperate fully with the other parties in exchanging such information and providing such assistance as the other parties may reasonably request in connection therewith, and (b) cooperate with the other parties and use its reasonable best efforts, and cause its subsidiaries to use their respective reasonable best efforts, to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws or otherwise to consummate and make effective the Transactions, including employing such resources as are necessary to obtain the requisite regulatory approvals.

If (a) any objections are asserted with respect to the Transactions under any law or if any suit is instituted (or threatened to be instituted) by any applicable governmental authority or any private party challenging any of the Transactions as violating any law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby, or (b) any party is notified by any governmental authority after the date of the Merger Agreement of any additional requisite regulatory approval required to be obtained with respect to the Transactions, each of Parent, Merger Sub and the Company will use its reasonable best efforts to resolve any such objections or suits or obtain such requisite regulatory approval so as to permit consummation of the Transactions.

Certain Additional Covenants

The Merger Agreement contains certain additional covenants between the Company and Parent and/or Merger Sub relating to, among others, the following:

•	the preparation and filing of this proxy statement and the Schedule 13E-3 with the SEC (and cooperation in response to any comments from the SEC);

•	reasonable access by Parent and its representatives to the offices, properties, books and records of the Company and its subsidiaries on certain terms and subject to certain conditions;

•	notification of certain matters in connection with the Transactions;

•	participate in the defense or settlement of shareholder actions against the Company or its directors relating to the Merger Agreement or the Transactions;

•	resignation of the independent non-executive directors of the Company ;

•	consultation with respect to press releases relating to the Merger Agreement and the Transactions;

•	delisting of the Shares and ADSs from NASDAQ, delisting of the ADSs from the Cayman Islands Stock Exchange, and the deregistration of the Shares and ADSs under the Exchange Act;

•	dealing with takeover statutes; and

•	no amendment to the Equity Commitment Letter, Limited Guarantee and the Support Agreement in certain circumstances without the prior written consent of the Special Committee.

Conditions to the Merger

The obligations of each party to the Merger Agreement to consummate the Merger are subject to the satisfaction or waiver of the following conditions:

•	the Merger Agreement, the Plan of Merger and the Transactions, shall have been authorized and approved by holders of Shares constituting the Requisite Company Vote at the Shareholders Meeting;

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•	no governmental authority of competent jurisdiction having enacted, issued, promulgated, enforced or entered any law or award, writ, injunction, determination, rule, regulation, judgment, decree or executive order, whether temporary, preliminary or permanent, and no legal proceeding, in each case that has or would have the effect of enjoining, restraining, prohibiting or otherwise making illegal the consummation of the Merger; and

•	all requisite regulatory approvals shall have been obtained and be in full force and effect.

The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver of the following additional conditions:

•	(i) other than representations and warranties of the Company regarding due incorporate, valid existence and good standing of the Company, capitalization of the Company, share capital of the Company and its subsidiaries, authorization of the Company, the Company’s material permits, ordinary course of business and no Company Material Adverse Effect, the representations and warranties of the Company contained in the Merger Agreement shall be true and correct (without giving effect to any qualification as to “materiality”, “Company Material Adverse Effect” or similar standard or qualification), except where such failures to be true and correct, do not, and would not be reasonably expected to, constitute a Company Material Adverse Effect; (ii) the representations and warranties of the Company regarding due incorporate, valid existence, good standing, share capital of the Company and its subsidiaries, authorization of the Company and the Company’s material permits shall be true and correct in all material respects; and (iii) the representations and warranties of the Company regarding capitalization of the Company, ordinary course of business and no Company Material Adverse Effect shall be true and correct in all respects (except for de minimis inaccuracies in the case of Company capitalization), in each case of (i) to (iii), as of the date of the Merger Agreement and as of the closing date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time);

•	the Company shall have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by it on or prior to the closing date;

•	the holders of no more than 10% of the Shares shall have validly served and not validly withdrawn a notice of dissent under Section 238(5) of the Cayman Islands Companies Act;

•	no Company Material Adverse Effect shall have occurred since the date of the Merger Agreement and is continuing; and

•	the Company shall have delivered to Parent a certificate, dated the closing date, signed by a senior executive officer of the Company, certifying as to the satisfaction of the conditions above.

The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of Parent and Merger Sub contained in the Merger Agreement shall be true and correct (without giving effect to any qualification as to “materiality” or similar standard or qualification) as of the date of the Merger Agreement and as of the closing date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), except where the failure of such representations and warranties to be so true and correct have not, and would not reasonably be expected to, prevent, materially delay or materially impede or impair the ability of Parent and Merger Sub to consummate the Transactions;

•	Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by each of them on or prior to the closing date; and

•	Parent shall have delivered to the Company a certificate, dated the closing date, signed by an executive officer of Parent, certifying as to the satisfaction of the conditions above.

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Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to Effective Time (if by the Company, acting at the direction of the Special Committee):

(a)	by mutual written consent of Parent and the Company; or

(b)	by either Parent or the Company, if:

•	the Effective Time shall not have occurred on or before March 31, 2023, which will be extended (i) by up to six months upon mutual agreement of the Parent and the Company (acting at the direction of the Special Committee) on or prior to March 31, 2023, or (ii) automatically by three months or such shorter period provided in the definitive agreement with respect to the Debt Financing or Alternative Financing (if applicable) in the event that Parent enters into one such agreement on or prior to March 31, 2023 (such date as may be extended pursuant to this paragraph, the “Long Stop Date”);

•	any governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any final and non-appealable law or order, or taken any other final and non-appealable action, which has the effect of making consummation of the Transactions illegal or otherwise preventing or prohibiting consummation of the Transactions; or

•	the Requisite Company Vote shall not have been obtained at the Shareholders Meeting duly convened therefor and concluded or at any adjournment thereof;

provided that, in each case, this termination right is not be available to any party whose failure to fulfill any of its obligations under the Merger Agreement has been a primary cause of, or resulted in, the failure of the applicable condition(s) being satisfied.

(c)	by the Company, if:

•	a breach of any representation, warranty, agreement or covenant of Parent or Merger Sub set forth in the Merger Agreement shall have occurred, which breach (i) would give rise to the failure of a condition to the obligations of each party or of the Company to consummate the Merger and, as a result of such breach, such condition would not be capable of being satisfied prior to the Long Stop Date, and (ii) is incapable of being cured or, if capable of being cured, is not cured by Parent or Merger Sub within thirty days following receipt of written notice of such breach from the Company (or, if the Long Stop Date is less than thirty days from the date of receipt of such notice, by the Long Stop Date); provided that Company will not have this termination right if it is then in breach of any representations, warranties, agreements or covenants of the Company that would give rise to the failure of a condition to the obligations of each party or of Parent and Merger Sub to consummate the Merger (a “Parent Breach Termination Event”);

•	(i) all of the conditions to the obligations of each party or of Parent and Merger Sub (other than those conditions that by their nature are to be satisfied at the closing) have been satisfied , (ii) the Company has delivered to Parent an irrevocable written notice confirming that that all of the conditions to the obligations of the Company have been satisfied (or that the Company is waiving any unsatisfied conditions) and that it is ready, willing and able to consummate the closing, and (iii) Parent and Merger Sub fail to complete the closing within fifteen business days following the later of the date on which the closing should have occurred pursuant to the Merger Agreement and the date on which the foregoing notice is delivered to Parent (a “Parent Failure to Close Termination Event”);

•	prior to the receipt of the Requisite Company Vote, (i) the Board (acting upon unanimous recommendation of the Special Committee) or the Special Committee (acting upon unanimous vote and to the extent it is within the authority of the Special Committee) shall have authorized the Company to terminate the Merger Agreement and enter into an Alternative Acquisition Agreement with respect to a Superior Proposal and (ii) the Company concurrently with the termination of the Merger Agreement enters into the Alternative Acquisition Agreement with respect to such Superior Proposal, provided that the Company shall have complied with the requirements of “No Solicitation of Transactions”, “Communication and Provision of Information upon Receipt of a Proposal or Offer regarding a Competing Transaction” and “No Change in Recommendation” in all material respects and the Company pays in full the Company Termination Fee prior to or concurrently with such termination (a “Superior Proposal Termination Event”); or

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•	pursuant to section regarding changes in recommendation and/or termination of the Merger Agreement in light of an Intervening Event, provided that the Company pays the Company Termination Fee payable prior to or concurrently with such termination (an “Intervening Event Termination Event”).

(d)	by Parent, if:

•	a breach of any representation, warranty, agreement or covenant of the Company set forth in the Merger Agreement shall have occurred, which breach (i) would give rise to the failure of a condition to the obligations of each party or of Parent and Merger Sub to consummate the Merger and, as a result of such breach, such condition would not be capable of being satisfied prior to the Long Stop Date, and (ii) is incapable of being cured or, if capable of being cured, is not cured by the Company within thirty days following receipt of written notice of such breach from Parent or Merger Sub, as applicable (or, if the Long Stop Date is less than thirty days from the date of receipt of such notice, by the Long Stop Date); provided Parent will not have this termination right if either Parent or Merger Sub is then in breach of any representations, warranties, agreements or covenants of Parent or Merger Sub that would give rise to the failure of a condition to the obligations of each party or of the Company to consummate the Merger; or

•	the Board or the Special Committee shall have effected a Change in the Company Recommendation (together with the events under the bulleting point immediately above, collectively, the “Parent Termination Events”).

Termination Fees

The Company is required to pay Parent a termination fee of US$1.5 million (the “Company Termination Fee”) if the Merger Agreement is terminated:

•	by the Company or Parent because the Effective Time shall not have occurred on or before the Long Stop Date or the Requisite Company Vote shall not have been obtained, if at or prior to the time of such termination, a bona fide proposal or offer with respect to a Competing Transaction shall have been made, proposed or communicated (and not withdrawn), and, within twelve months after such termination, the Company or any of its subsidiaries consummates, or enters into a definitive agreement in connection with, any Competing Transaction by a third party (in each case whether or not the Competing Transaction was the same Competing Transaction first referred to above) (provided that for purposes of this section, all references to “15%” in the definition of “Competing Transaction” will be deemed to be references to “50%”);

•	by Parent pursuant to any Parent Termination Event; or

•	by Company pursuant to a Superior Proposal Termination Event or an Intervening Event Termination Event.

Parent is required to pay the Company a termination fee of US$3 million (the “Parent Termination Fee”), if the Merger Agreement is terminated by the Company pursuant to a Parent Breach Termination Event or a Parent Failure to Close Termination Event.

All expenses incurred in connection with the Merger Agreement and the Transactions will be paid by the party incurring such expenses, whether or not the Merger or any other Transaction is consummated, except that, (i) if the Company fails to pay the Company Termination Fee, or Parent fails to pay the Parent Termination Fee, when due and in accordance with the requirements of the Merger Agreement, the Company or Parent, as the case may be, will reimburse the other party for reasonable costs and expenses actually incurred or accrued by the other party (including fees and expenses of counsel) in connection with the related collection and enforcement, together with interest on such unpaid Company Termination Fee or Parent Termination Fee and (ii) Parent will, upon the termination of the Merger Agreement, promptly upon request by the Company in writing, reimburse the Company for all reasonable and documented out-of-pocket costs to the extent incurred by the Company or its subsidiaries in connection with any cooperation provided in respect of the Debt Financing or Alternative Financing and the Transactions pursuant to the section entitled “Financing” subject to the exceptions described in that section.

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Remedies and Limitations on Liability

The parties agree that a party may be entitled to specific performance of the terms of the Merger Agreement, including an injunction or injunctions to prevent breaches of the Merger Agreement by any party, in addition to any other remedy at law or equity. Notwithstanding the foregoing, the obligation of Parent to consummate the Transactions and the Company’s right to seek or obtain an injunction or injunctions, or other appropriate form of specific performance or equitable relief, in each case, with respect to causing Parent or Merger Sub to cause the Equity Financing to be funded at any time or to effect the closing, on the terms and subject to the conditions in the Merger Agreement, shall be subject to the satisfaction of each of the following conditions: (a) all conditions to the obligations of each party and of Parent and Merger Sub to consummate the Merger (other than those conditions that by their terms are to be satisfied at the closing) have been satisfied or waived, (b) Parent and Merger Sub fail to complete the closing by the date the closing is required to have occurred pursuant to the Merger Agreement, (c) the Debt Financing (or, if applicable, the Alternative Financing) will be funded at the closing assuming the Equity Financing is funded at the closing, and (d) the Company has irrevocably confirmed in writing that (i) all conditions to the obligations of each party and of the Company to consummate the Merger have been satisfied or that it is waiving any of the conditions to its obligations to consummate the Merger to the extent not so satisfied and (ii) if specific performance is granted and the Debt Financing and if applicable, the Alternative Financing are funded, then the closing will occur. In no event shall the Company be entitled to specific performance to cause Parent to cause the Equity Financing to be funded and/or to effect the closing if the Debt Financing (or, if applicable, Alternative Financing) will not be funded at the closing even if the Equity Financing is funded at the closing.

Other than rights of specific performance that the Company may be entitled to, in the event that the Company has the right to terminate the Merger Agreement and receive the Parent Termination Fee and certain costs, expenses and interest pursuant to the Merger Agreement, the Company’s right to receive the Parent Termination Fee will be the sole and exclusive remedy of the Company and its subsidiaries for any loss or damage suffered as a result of any breach or failure to perform under the Merger Agreement or other failure of the Merger to be consummated by Parent and Merger Sub.

Other than rights of specific performance that Parent may be entitled to, Parent’s right to terminate the Merger Agreement and receive the Company Termination Fee and certain costs, expenses and interest pursuant to the Merger Agreement will be the sole and exclusive remedy of Parent and Merger Sub for any loss or damage suffered as a result of any breach or failure to perform under the Merger Agreement or other failure of the Merger to be consummated by the Company.

The maximum aggregate liabilities of Parent and Merger Sub for monetary damages in connection with the Merger Agreement are limited to (a) the maximum Parent Termination Fee of US$3 million and (b) reimbursement of certain expenses and interest in the event that the Parent fails to pay the applicable termination fee when due and in accordance with the requirements of the Merger Agreement, as the case may be, and reimbursement of certain expenses in connection with the debt financing of Parent and Merger Sub.

While the Company, Parent and Merger Sub may pursue both a grant of specific performance and payment of a termination fee, none of them will be permitted or entitled to receive both a grant of specific performance that results in the closing of the Merger and payment of a termination fee, and if the Merger Agreement is terminated and the relevant termination fee has been paid, the remedy of specific performance will no longer be available to any of the parties to the Merger Agreement against the party who has made such payment.

Amendment and Waiver

The Merger Agreement may be amended by the parties thereto at any time prior to the Effective Time by action taken (a) with respect to Parent and Merger Sub, by or on behalf of their respective boards of directors, and (b) with respect to the Company, by the Board (upon recommendation of the Special Committee); provided, however, that, after the approval of the Merger Agreement and the Transactions by the shareholders of the Company, no amendment may be made that would reduce the amount or change the type of consideration into which each Share (including Shares represented by ADSs) shall be converted upon consummation of the Merger.

At any time prior to the Effective Time, any party may by action taken (a) with respect to Parent and Merger Sub, by or on behalf of their respective boards of directors and (b) with respect to the Company, by action taken by or on behalf of the Board (upon recommendation of the Special Committee), (i) extend the time for the performance of any obligation or other act of any other party to the Merger Agreement, (ii) waive any inaccuracy in the representations and warranties of any other party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement and (iii) waive compliance with any agreement of any other party or any condition to its own obligations contained in the Merger Agreement.

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Any amendment, consent, waiver or other determination to be made, or action to be taken, by the Company or the Board under the Merger Agreement will be made or taken at the direction of, and only at the direction of the Special Committee.

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PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS

No provision has been made to (a) grant the Unaffiliated Security Holders access to corporate files of the Company or any member of the Buyer Group or (b) obtain counsel or appraisal services at the expense of the Company or any member of the Buyer Group.

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DISSENTERS’ RIGHTS

The following is a brief summary of the rights of holders of Shares to dissent from the Merger and receive payment of the fair value of their Company Shares (“Dissenters’ Rights”). This summary is not a complete statement of the law, and is qualified in its entirety by the complete text of Section 238 of the Cayman Islands Companies Act, a copy of which is attached as Annex D to this proxy statement. If you are contemplating the possibility of dissenting from the Merger, you should carefully review the text of Annex D, particularly the procedural steps required to exercise your Dissenters’ Rights. These procedures are complex and you should consult your Cayman Islands legal counsel if you are considering exercising such right. If you do not fully and precisely satisfy the procedural requirements of the Cayman Islands Companies Act, you will lose the ability to assert Dissenters’ Rights.

Requirements for Exercising Dissenters’ Rights

A dissenting registered shareholder of the Company is entitled to payment of the fair value of its, his or her Shares upon dissenting from the Merger in accordance with Section 238 of the Cayman Islands Companies Act.

The valid exercise of your Dissenters’ Rights will preclude the exercise of any other rights by virtue of holding Shares in connection with the Merger, other than the right to participate fully in proceedings to determine the fair value of Shares held by such persons and to seek relief on the grounds that the Merger is void or unlawful. To exercise your Dissenters’ Rights, the following procedures must be followed:

•	You must give written notice of objection to the Merger (“Notice of Objection”) to the Company prior to the vote to authorize and approve the Merger at the Extraordinary General Meeting. The Notice of Objection must include a statement that you propose to demand payment for your Shares if the Merger is authorized by the vote at the Extraordinary General Meeting.

•	Within 20 days immediately following the date on which the vote authorizing the Merger is made, the Company must give written notice of the authorization (“Authorization Notice”) to all dissenting shareholders who have served a Notice of Objection.

•	Within 20 days immediately following the date on which the Authorization Notice is given (the “Dissent Period”), any dissenting shareholder who elects to dissent must give a written notice of its, his or her decision to dissent (a “Notice of Dissent”) to the Company stating its, his or her name and address and the number of the Shares with respect to which it, he or she dissents and demanding payment of the fair value of its, his or her Shares. A dissenting shareholder must dissent in respect of all the Shares which it, he or she holds. Upon the giving of such Notice of Dissent, the dissenting shareholder will cease to have any of the rights of a shareholder, except for (a) the right to be paid the fair value of its, his or her Shares, (b) the right to participate fully in proceedings to determine the fair value of his or her Shares, and (c) the right to institute proceedings on the grounds that the Merger is unlawful or void.

•	Within seven days immediately following (a) the date of expiry of the Dissent Period or (b) the date on which the Plan of Merger is filed with the Registrar of Companies of the Cayman Islands, whichever is later, the Company, as the Surviving Company, must make a written offer (a “Fair Value Offer”) to each dissenting shareholder to purchase its, his or her Shares at a price determined by the Company to be the fair value of such Shares.

•	If, within 30 days immediately following the date of the Fair Value Offer, the Company and the dissenting shareholder fail to agree on the price to be paid for the Shares owned by the dissenting shareholder, then, within 20 days immediately following the date of the expiry of such 30-day period, the Company must, and the dissenting shareholder may, file a petition with the Grand Court of the Cayman Islands (the “Grand Court”) for a determination of the fair value of the Shares held by all dissenting shareholders who have served a Notice of Dissent and who have not agreed the fair value of their Company Shares with the Company, which petition by the Company must be accompanied by a verified list containing the names and addresses of all members who have filed a Notice of Dissent and who have not agreed the fair value of their Shares with the Company and if a dissenting shareholder files a petition the Company must file such verified list within 10 days of service of such petition on the Company.

•	If a petition is timely filed and served, the Grand Court will determine at a hearing, at which dissenting shareholders are entitled to participate, (a) the fair value of such Shares held by those shareholders as the Grand Court finds are involved together with a fair rate of interest, if any, to be paid by the Company upon the amount determined to be the fair value and (b) the costs of the proceeding and the allocation of such costs upon the parties.

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All notices and petitions must be executed by the registered shareholder or a person duly authorized on behalf of the registered shareholder, fully and correctly, as such shareholder’s name appears on the register of members of the Company. If Shares are held by a fiduciary, such as by a trustee, guardian or custodian, such notices and petitions must be executed by or for the fiduciary. If Shares are held by or for more than one person, such notices and petitions must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the notices or petitions for a registered shareholder; however, the agent must identify the registered owner and expressly disclose the fact that, in executing the notice or petition, he or she is acting as duly authorized agent for the registered owner. A person having a beneficial interest in Shares registered in the name of another person, such as a broker or other nominee, must act promptly to cause the registered holder to follow the steps summarized above and in a timely manner to exercise the Dissenters’ Rights attached to such Shares.

You must be a registered holder of Shares in order to exercise your dissenter rights in respect of such shares. If you do not satisfy each of these requirements and comply strictly with all procedures required by the Cayman Islands Companies Act with regard to the exercise of dissenter rights, you will not be entitled to exercise your Dissenters’ Rights and will be bound by the terms of the Merger Agreement and the Plan of Merger. Submitting a signed proxy card that does not direct how the Shares represented by that proxy are to be voted will give the proxy discretion to vote as it determines appropriate. In addition, failure to vote your Shares, or a vote against the proposal to authorize and approve the Merger Agreement, the Plan of Merger, and the Transactions, including the Merger, will not alone satisfy the notice requirement referred to above. You must send all notices to the Company to the Company’s offices at 7373 Gateway Blvd, Newark, CA 94560; Attn: Corporate Secretary c/o Lisa Lara.

If you are considering dissenting, you should be aware that the fair value of your Shares determined under Section 238 of the Cayman Islands Companies Act could be more than, the same as, or less than the Per Share Merger Consideration that you would otherwise receive as consideration pursuant to the Merger Agreement if you do not exercise Dissenters’ Rights with respect to your Company Shares. In addition, in any proceedings for determination of the fair value of the Shares covered by a Notice of Dissent, the Company and the Buyer Group intend to assert that the Per Share Merger Consideration represents at least or more than the fair value of each of your Shares. You may also be responsible for the cost of any appraisal proceedings.

The provisions of Section 238 of the Cayman Islands Companies Act are technical and complex. If you fail to comply strictly with the procedures set forth in Section 238, you will lose your Dissenters’ Rights. You should consult your Cayman Islands legal counsel if you wish to exercise Dissenters’ Rights.

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FINANCIAL INFORMATION

Selected Historical Financial Information

The following sets forth certain selected historical consolidated financial information of the Company. The following selected consolidated statements of comprehensive income data for the fiscal years ended December 31, 2020 and 2021 and the selected consolidated balance sheet data as of December 31, 2020 and 2021 have been derived from the Company’s consolidated financial statements, which are included in the Company’s Annual Report, beginning on page F-1. The Company’s historical results for any period are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, the Company’s audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in the Company’s Annual Report, which are incorporated into this proxy statement by reference. See “Where You Can Find More Information” for a description of how to obtain a copy of such report.

	Years Ended December 31
	2021	2020
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Operating revenues	$101,096	$78,335
Cost of revenues	48,206	37,951
Gross profit	52,890	40,384
Operating expenses:
Research and development	19,410	17,119
Selling, general and administrative	21,623	17,742
Litigation income	-	-
Total operating expenses	41,033	34,861
Income from operations	11,857	5,523
Non-operating income – net	1,228	1,541
Income before income tax	13,085	7,064
Income tax expense	972	937
Net income	12,113	6,127
Earnings per share:
Basic	$-	$-
Diluted	$-	$-
Number of shares used in earnings per share calculation
Basic (in thousands)	1,418,541	1,348,899
Diluted (in thousands)	1,556,030	1,436,208

Earnings per ADS (1):
Basic	$0.43	$0.23
Diluted	$0.39	$0.21
Number of ADS shares used in earnings per share calculation
Basic (in thousands)	28,371	26,978
Diluted (in thousands)	31,121	28,724

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	December 31
	2021	2020
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$20,780	$18,752
Short-term investments	29,186	29,054
Working capital	74,068	64,343
Total assets	118,342	102,036
Long-term liabilities, excluding current portion	2,527	2,881
Net assets	99,484	84,089
Ordinary shares and additional paid-in capital	143,573	143,455

Net Book Value per Company Share

The net book value per Share as of December 31, 2021 was US$0.07 based on 1,424,760,750 issued and outstanding Shares as of that date.

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TRANSACTIONS IN THE SHARES AND ADSS

Purchases by the Company

In July 2010, the Board approved that the Company adopt a plan to repurchase up to an aggregate of US$20 million of value of the Company’s issued and outstanding Shares. In December 2011, the Board approved an additional US$30 million under the same share repurchase program to repurchase the Shares. There is no expiration date for the share repurchase program. The following table sets forth information about Shares purchased by the Company during the past two years.

	Total Number of Shares Purchased	Average Price Paid per Share (US$)	Total Value Amount (US$)
2020 Q1	4,173,950	0.0239	99,872
2020 Q2	95,000	0.0243	2,306
2020 Q3	749,650	0.0584	43,800
2020 Q4	-	-	-
2021 Q1	-	-	-
2021 Q2	-	-	-
2021 Q3	-	-	-
2021 Q4	4,683,950	0.1029	482,041
2022 Q1	5,546,200	0.0834	462,433
2022 Q2	-	-	-

Except as described above, there was no purchase of any Shares by the Company during the past two years.

Purchases by the Buyer Group

No member of the Buyer Group nor any of their respective affiliates has purchased any Shares or ADSs at any time within the past two years.

Prior Public Offerings

The Company did not make any underwritten public offering of the Company’s securities during the past three years.

Transactions in Prior 60 Days

Other than the Merger Agreement and agreements entered into in connection therewith including the Support Agreement, the Limited Guarantee, the Interim Investors Agreement and the Equity Commitment Letter, and as disclosed above, there have been no transactions in the Company’s Shares or ADSs during the past 60 days by the Company, any of the Company’s officers or directors, the Buyer Group or any other person with respect to which disclosure is provided in Annex E or any associate or majority-owned subsidiary of the foregoing.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT OF THE COMPANY

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of the Shares as of October 26, 2022, by:

•	each of the Company’s directors and executive officers who beneficially own the Company’s Shares;

•	the Company’s directors and executive officers as a group;

•	each person known to the Company to beneficially own more than 5.0% of the total issued and outstanding Shares; and

•	each Filing Person, as applicable.

The calculations in the table below are based on 1,460,331,100 Shares outstanding as of October 26, 2022.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of Shares beneficially owned by a person and the percentage ownership of that person, we have included Shares that the person has the right to acquire within 60 days of October 26, 2022, including through the exercise of any option, warrant or other right or the conversion of any other security. These Shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number	%(1)
Principal Shareholders
Grandeur Peak Global Advisors, LLC(2)	135,347,400	9.3
DNB Asset Management AS(2)	108,308,750	7.4
Renaissance Technologies LLC(2)	90,623,450	6.2
Directors and Executive Officers
Shyun-Dii Sterling Du(3)	135,694,550	9.0
Chuan-Chiung Perry Kuo(4)	44,265,900	3.0
James Keim(5)	47,756,800	3.2
Michael Austin(6)	16,473,300	1.1
Ji Liu(7)	14,473,300	1.0
Lawrence Lin	*	*
Teik Seng Tan	*	*
Daniel Lenehan	*	*
Vijay Kumar	*	*
All directors and executive officers as a group	280,102,800	18.2

*	Less than one percent of the outstanding Shares or less than one percent of voting power.

(1)	For each named person, the percentage ownership includes Shares (including Shares represented by ADSs) which the person has the right to acquire within 60 days of October 26, 2022. However, such Shares (including Shares represented by ADSs) shall not be deemed outstanding with respect to the calculation of ownership percentage for any other person.

(2)	For each Principal Shareholder, the number of Shares beneficially owned is as reported in the Company’s Annual Report.

(3)	Represents (i) 93,109,650 Shares in the form of ADSs held by Mr. Du, and (ii) 42,584,900 Shares that Mr. Du may purchase upon exercise of options within 60 days of October 26, 2022.

(4)	Represents (i) 27,450,100 Shares in the form of ADSs held by Mr. Kuo and (ii) 16,815,800 Shares that Mr. Kuo may purchase upon exercise of options within 60 days of October 26, 2022.

(5)	Represents (i) 35,041,000 Shares in the form of ADSs held by Mr. Keim, and (ii) 12,715,800 Shares that Mr. Keim may purchase upon exercise of options within 60 days of October 26, 2022.

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(6)	Represents (i) 13,473,300 Shares in the form of ADSs held by Mr. Austin, and (ii) 3,000,000 Shares that Mr. Austin may purchase upon exercise of options within 60 days of October 26, 2022.

(7)	Represents (i) 12,973,300 Shares in the form of ADSs held by Mr. Liu and (ii) 1,500,000 Shares that Mr. Liu may purchase upon exercise of options within 60 days of October 26, 2022.

As of the date of this proxy statement, our directors and executive officers who are not Rollover Shareholders have informed us that they intend, as of the date of this proxy statement, to vote all their Shares in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger.

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FUTURE SHAREHOLDER PROPOSALS

If the Merger is consummated, we will not have public shareholders and there will be no public participants in any future shareholders’ meeting.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this proxy statement, the documents attached hereto and the documents incorporated by reference into this proxy statement are forward-looking statements based on estimates and assumptions. These include statements as to such things as our financial condition, results of operations, plans, objectives, future performance and business, as well as forward-looking statements relating to the Merger. Such forward-looking statements are based on facts and conditions as they exist at the time such statements are made. Forward-looking statements are also based on current expectations, estimates and projections about our business and the Merger, the accurate prediction of which may be difficult and involve the assessment of events beyond our control. The forward-looking statements are further based on assumptions made by management. Forward-looking statements can be identified by forward-looking language, including words such as “believes”, “anticipates”, “expects”, “estimates”, “intends”, “may”, “plans”, “predicts”, “projects”, “will”, “would”, and similar expressions, or the negative of these words. These statements are not guarantees of the underlying expectations or future performance and involve risks and uncertainties that are difficult to predict. Readers of this proxy statement are cautioned to consider these risks and uncertainties and not to place undue reliance on any forward-looking statements.

The following factors, among others, could cause actual results or matters related to the Merger to differ materially from what is expressed or forecasted in the forward-looking statements:

•	the satisfaction of the conditions to the consummation of the Merger;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement;

•	the effect of the announcement or pendency of the Merger on our business relationships, results of operations and business generally;

•	the risk that the Merger may not be consummated in a timely manner or at all, which may adversely affect our business and the prices of our Shares and ADSs;

•	the potential adverse effect on our business, properties and operations because of certain covenants we agreed to in the Merger Agreement;

•	inability to manage the expanding operations effectively, which could harm our business;

•	inability to hire or retain key personnel;

•	the amount of the costs, fees, expenses and charges related to the Merger and the actual terms of the financings that will be obtained for the Merger;

•	our failure to comply with regulations and changes in regulations;

•	the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against us and others relating to the Merger; and

•	other risks detailed in our filings with the SEC, including the information set forth under the section entitled “Item 3. Risk Factors” in the Company’s Annual Report. See “Where You Can Find More Information” beginning on page 101 for additional information.

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Furthermore, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations, dividends or investments made by the parties. We believe that the assumptions on which our forward-looking statements are based are reasonable. However, forward-looking statements involve inherent risks, uncertainties and assumptions. In addition, many of the factors that will determine our future results are, however, beyond our ability to control or predict and we cannot guarantee any future results, levels of activity, performance or achievements. We cannot assure you that the actual results or developments we anticipate will be realized or, if realized, that they will have the expected effects on our business or operations. In light of the significant uncertainties inherent in the forward-looking statements, readers should not place undue reliance on forward-looking statements, which speak only as of the date on which the statements were made and it should not be assumed that the statements remain accurate as of any future date. All subsequent written and oral forward-looking statements concerning the Merger or other matters addressed in this proxy statement and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Further, forward-looking statements speak only as of the date they are made and, except as required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect future events or circumstances.

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WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Exchange Act applicable to foreign private issuers and we file or furnish our annual and current reports and other information with the SEC. You may read and copy these reports and other information at the SEC’s Public Reference Room at 100 F Street NE, Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The information we file or furnish is also available free of charge on the SEC’s website at http://www.sec.gov.

You may also obtain free copies of the documents the Company files with the SEC by going to the “Financial Information” section of our website at http://ir.o2micro.com. Our website address is provided as an inactive textual reference only. The information provided on our website is not part of this proxy statement, and therefore is not incorporated by reference.

Because the Merger is a going private transaction, the Company and the Buyer Group have filed with the SEC a Transaction Statement on Schedule 13E-3 with respect to the Merger. The Schedule 13E-3, including any amendments and exhibits filed or incorporated by reference therein, is available for inspection as set forth above. The Schedule 13E-3 will be amended to report promptly any material changes in the information set forth in the most recent Schedule 13E-3 filed with the SEC.

Statements contained in this proxy statement regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document attached as an exhibit hereto. The SEC allows us to “incorporate by reference” information into this proxy statement. This means that we can disclose important information by referring to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this proxy statement. This proxy statement and the information that we later file with the SEC may update and supersede the information incorporated by reference. Similarly, the information that we later file with the SEC may update and supersede the information in this proxy statement. The Company’s Annual Report is incorporated herein by reference. The Company’s reports on Form 6-K furnished to the SEC since April 18, 2022 are incorporated herein by reference. To the extent that any of the periodic reports incorporated by reference in this proxy statement contain references to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to forward-looking statements, we note that these safe harbor provisions do not apply to any forward-looking statements we make in connection with the going private transaction described in this proxy statement.

We undertake to provide without charge to each person to whom a copy of this proxy statement has been delivered, upon request, by first-class mail or other equally prompt means, within one business day of receipt of the request, a copy of any or all of the documents incorporated by reference into this proxy statement, other than the exhibits to these documents, unless the exhibits are specifically incorporated by reference into the information that this proxy statement incorporates.

Requests for copies of our filings should be directed to our Investor Relations Department, at the address and phone numbers provided in this proxy statement.

THIS PROXY STATEMENT DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT TO VOTE YOUR SHARES AT THE EXTRAORDINARY GENERAL MEETING. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT.

THIS PROXY STATEMENT IS DATED                                                        . YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

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Annex A

AGREEMENT AND PLAN OF MERGER

Execution version

AGREEMENT AND PLAN OF MERGER

among

FNOF Precious Honour Limited,

Rim Peak Technology Limited

and

O2MICRO INTERNATIONAL LIMITED

Dated as of September 30, 2022

i

ii

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of September 30, 2022, is entered into by and between FNOF Precious Honour Limited, a company incorporated under the laws of British Virgin Islands (“Parent”), Rim Peak Technology Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned Subsidiary of Parent (“Merger Sub”), and O2Micro International Limited, an ordinary resident company incorporated with limited liability under the laws of the Cayman Islands (the “Company”). Unless otherwise indicated or elsewhere defined herein, capitalized terms used herein shall have the meanings ascribed to them in Section 9.03 hereof.

RECITALS

WHEREAS, on the terms and subject to the conditions of this Agreement and in accordance with Part XVI of the Companies Act (As Revised) of the Cayman Islands (the “CICL”), Parent and the Company intend to enter into a transaction pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as the surviving company (as defined in the CICL) (the “Surviving Company”) and becoming a wholly owned Subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of the Special Committee, has (i) determined that it is fair to, and in the best interests of, the Company and its shareholders (other than the holders of Excluded Shares), and declared it advisable, for the Company to enter into this Agreement and the Plan of Merger and consummate the transactions contemplated by this Agreement and the Plan of Merger, including the Merger (collectively, the “Transactions”), (ii) authorized and approved the execution, delivery and performance of this Agreement and the Plan of Merger and the consummation of the Transactions, and (iii) resolved to recommend the authorization and approval of this Agreement, the Plan of Merger and the consummation of the Transactions by the holders of Shares at the Shareholders Meeting and direct that this Agreement, the Plan of Merger and the consummation of the Transactions be submitted to a vote of the holders of Shares for authorization and approval;

WHEREAS, (i) the respective board of directors of each of Parent and Merger Sub has each (A) approved the execution, delivery and performance by Parent and Merger Sub, respectively, of this Agreement, the Plan of Merger and the consummation of the Transactions, and (B) declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement and the Plan of Merger and consummate the Transactions, and (ii) Parent, as the sole shareholder of Merger Sub, has approved the execution, delivery and performance by Merger Sub of this Agreement, the Plan of Merger and the consummation of the Transactions; and

WHEREAS, as a condition to and inducement of the Company’s willingness to enter into this Agreement, concurrently with the execution of this Agreement, (i) Forebright (the “Guarantor”) has executed and delivered to the Company a limited guarantee in favor of the Company with respect to certain obligations of Parent under this Agreement (as may be amended from time to time, the “Limited Guarantee”); and (ii) the Rollover Shareholders have each executed and delivered to Holdco the rollover and support agreement (the “Support Agreement”), providing that, amongst other things and subject to the terms and conditions set forth therein, the Rollover Shareholders will (A) vote all Rollover Shares beneficially owned by them in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions, and (B) agree, upon the terms and subject to the conditions in the Support Agreement, to receive no cash consideration for cancellation of the Rollover Shares in accordance with this Agreement.

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NOW, THEREFORE, in consideration of the representations, warranties, mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Parent, Merger Sub and the Company hereby agree as follows:

Article I

THE MERGER

Section 1.01      The Merger.

On the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the CICL, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, Merger Sub shall cease to exist and will be struck off the Register of Companies in the Cayman Islands and the Company shall continue as the Surviving Company and become a wholly owned Subsidiary of Parent.

Section 1.02      Closing; Closing Date.

Unless otherwise agreed in writing between the Company and Parent, the closing for the Merger (the “Closing”) shall take place at 10:00 a.m. (Hong Kong time) electronically as soon as practicable, but in any event no later than the fifteenth (15th) Business Day following the day on which the last of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, if permissible, waiver of those conditions) is satisfied or, if permissible, waived pursuant to this Agreement. The date on which the Closing occurs is referred to as the “Closing Date.”

Section 1.03      Effective Time.

Upon the terms and subject to the conditions set forth herein, on the Closing Date, the Company, Parent and Merger Sub shall (a) cause the plan of merger with respect to the Merger (the “Plan of Merger”) substantially in the form set out in Annex A attached hereto, to be duly executed and filed with the Registrar of Companies of the Cayman Islands as provided by Section 233 of the CICL, and (b) make any other filings, recordings or publications required to be made by the Company or Merger Sub under the CICL in connection with the Merger. The Merger shall become effective on the date as specified in the Plan of Merger in accordance with the CICL (such date and time, the “Effective Time”).

Section 1.04      Effects of the Merger.

At the Effective Time, the Merger shall have the effects specified in the Plan of Merger and the CICL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Company shall succeed to and assume all the rights, property of every description, including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges, mortgages, charges or security interests and all Contracts, obligations, claims, debts and liabilities of the Company and Merger Sub in accordance with the CICL.

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Section 1.05      Governing Documents.

At the Effective Time, in accordance with the Plan of Merger, the memorandum and articles of association in the form annexed to the Plan of Merger shall be the memorandum and articles of association of the Surviving Company until thereafter amended in accordance with applicable Law and such memorandum and articles of association; provided, that at the Effective Time, (a) all references to the name of the Surviving Company shall be amended to “O2Micro International Limited” and (b) all references therein to the authorized share capital of the Surviving Company shall be amended to refer to the correct authorized share capital of the Surviving Company as approved in the Plan of Merger; and (c) such memorandum and articles of association shall include such indemnification, advancement of expenses and exculpation provisions as required by Section 6.05(a).

Section 1.06      Directors and Officers.

The parties hereto shall take all actions necessary so that (a) the directors of Merger Sub immediately prior to the Effective Time or such other persons designated by Parent shall be the initial directors of the Surviving Company, and (b) the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Company, in each case, unless otherwise determined by Parent prior to the Effective Time, and shall hold office until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company.

Article II

TREATMENT OF SECURITIES; MERGER CONSIDERATION

Section 2.01      Cancellation and Conversion of Securities.

At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any securities of the Company:

(a)            each Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs) shall be cancelled and cease to exist, in consideration and exchange for the right to receive US$0.1 in cash per Share without interest (the “Per Share Merger Consideration”) payable in the manner provided in Section 2.04;

(b)           each American Depositary Share (an “ADS” or collectively, the “ADSs”), each representing fifty (50) Shares, issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares), together with the Shares represented by such ADSs, shall be cancelled and cease to exist, in consideration and exchange for the right to receive US$5.0 in cash per ADS without interest (the “Per ADS Merger Consideration”), pursuant to the terms and conditions set forth in this Agreement and the Deposit Agreement, and in the event of any conflict between this Agreement and the Deposit Agreement, this Agreement shall prevail;

(c)            each of the Excluded Shares and ADSs representing the Excluded Shares, in each case issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist without payment of any consideration or distribution therefor;

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(d)           each of the Dissenting Shares issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist in accordance with Section 2.03 and thereafter represent only the right to receive the applicable payments set forth in Section 2.03; and

(e)            each share of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and non-assessable ordinary share of the Surviving Company. Such conversion shall be effected by means of the cancellation of such shares of Merger Sub, in exchange for the right to receive one (1) ordinary share of the Surviving Company. Such ordinary shares of the Surviving Company shall constitute the only issued and outstanding share capital of the Surviving Company upon the Effective Time.

Section 2.02      Company Share Plans.

(a)            The Company shall (i) terminate the Company Share Plans and any relevant award agreements entered into under the Company Share Plans at the Effective Time and (ii) provide for the treatment of each Company Option that is then outstanding and unexercised, whether or not vested or exercisable, and each Company RSU that is then outstanding, whether or not vested, in accordance with this Section 2.02.

(b)           Subject to Section 2.02(e), each holder (or his or her designee) of a Vested Company Option shall, in exchange therefor, be paid by the Surviving Company or one of its Subsidiaries, as soon as practicable after the Effective Time (but in any event no later than thirty (30) Business Days after the Closing Date) pursuant to the Company’s ordinary payroll practices, a cash amount (without interest and subject to Section 2.02(f)) equal to (i) the excess, if any, of the Per Share Merger Consideration over the Exercise Price of such Vested Company Option, multiplied by (ii) the number of Shares underlying such Vested Company Option; provided, that if the Exercise Price of any such Vested Company Option is equal to or greater than the Per Share Merger Consideration, such Vested Company Option shall be cancelled and the holder of any such Vested Company Option shall not be entitled to payment of any consideration therefor.

(c)            Subject to Section 2.02(e), at the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Company or the holders of the Unvested Company Options, each Unvested Company Option shall be assumed by Holdco and converted into an option to purchase shares of common stock of Holdco (“Holdco Common Stock”). Except as otherwise set forth in this Agreement, each assumed Unvested Company Option (each, an “Assumed Unvested Option”) shall continue to have, and be subject to, the same terms and conditions set forth in the applicable Company Share Plan and applicable award agreement relating thereto as in effect immediately prior to the Effective Time, except that (A) each Assumed Unvested Option shall be exercisable for that number of whole shares of Holdco Common Stock equal to the product obtained by multiplying the number of Shares that were issuable upon exercise of such Assumed Unvested Option immediately prior to the Effective Time by the Exchange Ratio, rounded down to the nearest whole number of shares of Holdco Common Stock; (B) the per share exercise price for each share of Holdco Common Stock issuable upon exercise of such Assumed Unvested Option shall be equal to the quotient obtained by dividing the exercise price per Share at which such Assumed Unvested Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent and (C) each Assumed Unvested Option shall be subject to the terms and conditions set forth in the Award Amendment. Notwithstanding the foregoing, the Unvested Company Options held by an individual who does not sign the Award Amendment prior to the Effective Time shall not be assumed by Holdco but shall instead be cancelled, and the holder of any such Unvested Company Option shall not be entitled to payment of any consideration therefor.

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(d)           Subject to Section 2.02(e), at the Effective Time, each Company RSU shall be assumed by Holdco and converted into a restricted stock unit award with respect to a number of shares of Holdco Common Stock (rounded down to the nearest whole share) equal to the product obtained by multiplying (x) the number of Shares subject to such Company RSU by (y) the Exchange Ratio (“Converted RSUs”), and such Converted RSUs will be subject to the same terms and conditions (including the same vesting conditions and provisions relating to vesting acceleration, if any) as were applicable to such Company RSUs immediately prior to the Effective Time, except that each Converted RSU shall be subject to the terms and conditions set forth in the Award Amendment. Notwithstanding the foregoing, the Company RSUs held by an individual who does not sign the Award Amendment prior to the Effective Time shall not be assumed by Holdco but shall instead be cancelled, and the holder of any such Company RSUs shall not be entitled to payment of any consideration therefor.

(e)            Each of the Company Options and/or Company RSUs granted to

(A)           the Persons set forth on Part I of Schedule 2.02 hereto, whether vested or unvested, that are cancelled at the Effective Time shall, except as otherwise agreed to in writing between such Persons and Parent, in exchange therefor, be paid by the Surviving Company or one of its Subsidiaries, as soon as practicable after the Effective Time pursuant to the Company’s ordinary payroll practices (but in any event no later than thirty (30) Business Days after the Closing Date), a cash amount (without interest and subject to Section 2.02(f)) determined as follows: (x) in the case of Company Options, the cash payment shall be determined in a manner consistent with the provisions applicable to Vested Options under Section 2.02(b) and (y) in the case of Company RSUs, the cash amount shall be determined by multiplying the Per Share Merger Consideration by the number of Shares underlying such Company RSUs;

(B)           the Persons set forth on Part II of Schedule 2.02 shall be treated as follows by virtue of the Merger:

(x)	Immediately prior to the Effective Time, each Company RSU held by such Persons shall become fully vested and the restrictions with respect thereto shall lapse (the “Accelerated RSU”), and each such Accelerated RSU shall be immediately settled into one Share. All such Shares shall be converted at the Effective Time into a number of shares of Holdco Common Stock (rounded down to the nearest whole share) equal to the product obtained by multiplying (i) the number of Shares previously subject to such Accelerated RSU by (ii) the Exchange Ratio.

(y)	Immediately prior to the Effective Time, each Company Option held by such Persons shall fully vest and become a Vested Company Option (the “Accelerated Option”). At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Company or the Persons set forth on Part II of Schedule 2.02, each Accelerated Option shall be assumed by Holdco and converted into an option to purchase shares of Holdco Common Stock. Except as otherwise set forth in this Agreement, each assumed Accelerated Option (each, an “Assumed Accelerated Option”) shall continue to have, and be subject to, the same terms and conditions set forth in the applicable Company Share Plan and applicable award agreement relating thereto as in effect immediately prior to the Effective Time (other than the vesting terms that may have otherwise applied), except that (i) each Assumed Accelerated Option shall be exercisable for that number of whole shares of Holdco Common Stock equal to the product obtained by multiplying the number of Shares that were issuable upon exercise of such Assumed Accelerated Option immediately prior to the Effective Time by the Exchange Ratio, rounded down to the nearest whole number of shares of Holdco Common Stock; and (ii) the per share exercise price for each share of Holdco Common Stock issuable upon exercise of such Assumed Accelerated Option shall be equal to the quotient obtained by dividing the exercise price per Share at which such Assumed Accelerated Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent; and

(C)           the Persons set forth on Part III of Schedule 2.02 hereto, whether vested or unvested, shall, except as otherwise agreed to in writing between such Persons and Parent, in exchange therefor, be issued with an employee incentive award with respect to a number of shares of Holdco Common Stock, to replace such Company Option and/or Company RSU. The replacement stock options granted in exchange for such Company Options shall be determined in a manner consistent with the provisions applicable to the assumption of Unvested Company Options under Section 2.02(c), and the replacement restricted stock units granted in exchange for such Company RSUs shall be determined in a manner consistent with the provisions applicable to the assumption of Company RSUs under Section 2.02(d), provided, that if a Person set forth on Part III of Schedule 2.02 hereto holds Vested Company Options and the Exercise Price of such Vested Company Options is equal to or greater than the Per Share Merger Consideration, such Vested Company Options shall be cancelled for no consideration and any such Vested Company Options shall not be entitled to the treatment of Vested Company Options contemplated by this Section 2.02(e)(C). For the avoidance of doubt, such replacement stock options and replacement restricted stock units shall be subject to the terms and conditions set forth in the Award Amendment. Notwithstanding the foregoing, the Company Options and Company RSUs held by an individual who does not sign the Award Amendment prior to the Effective Time shall not be assumed by Holdco but shall instead be cancelled, and the holder of any such Company Options and/or Company RSUs shall not be entitled to payment of any consideration therefor.

(f)            Any payment under this Section 2.02 shall be subject to all applicable Taxes and Tax withholding requirements, and each applicable withholding agent shall be entitled to withhold Taxes under applicable Tax Law in respect thereof. Each holder of Company Options or Company RSUs shall be personally responsible for the proper reporting and payment of all Taxes related to any distribution contemplated by this Section 2.02.

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(g)           As promptly as practicable following the date hereof and in any event prior to the Effective Time, the Company, the Company Board or the compensation committee of the Company Board, as applicable, shall pass any resolutions and take any actions reasonably necessary to effect the provisions of this Section 2.02. Promptly following the date hereof but in any event prior to the Effective Time, the Company shall deliver a written notice to each holder of Company Options or Company RSUs informing such holder of the treatment of such Company Options or Company RSUs contemplated by this Section 2.02.

(h)           Parent shall cause the Surviving Company to pay to each holder of Vested Company Options and the Persons set forth on Part I of Schedule 2.02 hereto, the amounts required pursuant to Section 2.02(b) and Section 2.02(e)(A), as applicable, as soon as practicable after the Effective Time pursuant to the Company’s ordinary payroll practices (but in any event no later than thirty (30) Business Days after the Closing Date).

Section 2.03      Dissenting Shares.

(a)            Notwithstanding any provision of this Agreement to the contrary and to the extent available under the CICL, Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders of the Company who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger, or dissenter rights, in accordance with Section 238 of the CICL (collectively, the “Dissenting Shares,” and holders of the Dissenting Shares collectively, the “Dissenting Shareholders”) shall be cancelled at the Effective Time and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration and shall instead be entitled to receive only the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the CICL.

(b)           For the avoidance of doubt, all Shares held by Dissenting Shareholders who shall have not exercised or perfected or who shall have effectively withdrawn or lost their dissenter rights under Section 238 of the CICL shall thereupon not be Dissenting Shares and shall be cancelled and cease to exist as of the Effective Time, in consideration of the right to receive the Per Share Merger Consideration, without any interest thereon, in the manner provided in Section 2.04. Parent shall promptly deposit or cause to be deposited with the Paying Agent any additional funds necessary to pay in full the aggregate Per Share Merger Consideration so due and payable to such shareholders who have not exercised or perfected or who shall have effectively withdrawn or lost such dissenter rights under Section 238 of the CICL.

(c)            The Company shall give Parent (i) prompt notice of any notices of objection, notices of approvals, notice of dissent or demands for appraisal or written offers, under Section 238 of the CICL received by the Company, attempted withdrawals of such notices, demands or offers, and any other instruments served pursuant to applicable Law of the Cayman Islands and received by the Company relating to its shareholders’ rights to dissent from the Merger or appraisal rights, and (ii) the opportunity to participate in negotiations and proceedings with respect to any such notice or demand for appraisal under the CICL. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, make any offers or agree to any payment with respect to any exercise by a shareholder of its rights to dissent from the Merger or any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such demands.

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(d)           In the event that any written notices of objection to the Merger are served by any shareholders of the Company pursuant to section 238(2) of the CICL, the Company shall serve written notice of the authorization of the Merger on such shareholders pursuant to section 238(4) of the CICL within twenty (20) days of obtaining the Requisite Company Vote at the Shareholders Meeting.

Section 2.04      Exchange of Share Certificates, etc.

(a)            Paying Agent. Prior to the Effective Time, (x) Parent shall select and appoint a bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for all payments required to be made pursuant to Section 2.01(a), Section 2.01(b) and Section 2.03(b) (in the case of Section 2.03(b), when ascertained) (collectively, the “Merger Consideration”), and (y) Parent shall enter into a paying agent agreement with the Paying Agent. At or prior to the Effective Time, or in the case of payments pursuant to Section 2.03(b), when ascertained, Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares (other than Excluded Shares) and ADSs (other than ADSs representing the Excluded Shares), cash in immediately available funds and in an amount sufficient to pay the full amount of the Merger Consideration (such cash, the “Exchange Fund”).

(b)           Exchange Procedures. Promptly after the Effective Time, the Surviving Company shall cause the Paying Agent to mail to each person who was, at the Effective Time, a registered holder of Shares entitled to receive the Per Share Merger Consideration pursuant to Section 2.01(a): (i) a letter of transmittal (which shall be in customary form for a company incorporated in the Cayman Islands, and shall specify the manner in which the delivery of the Exchange Fund to registered holders of such Shares shall be effected); and (ii) instructions for use in effecting the surrender of any issued share certificates representing such Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.04(c)) or non-certificated Shares represented by book entry (“Uncertificated Shares”) or such other documents as may be required in exchange for the Per Share Merger Consideration. Promptly following any Shares ceasing to be Dissenting Shares pursuant to Section 2.03(b), Parent shall cause the Paying Agent to mail to the applicable shareholders the documents described in the immediately preceding sentence. Upon surrender of, if applicable, a Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) or Uncertificated Shares or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of Shares represented by such Share Certificate (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.04(c)) and each registered holder of Uncertificated Shares shall be entitled to receive in exchange therefor a check, in the amount equal to (x) the number of Shares represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) or the number of Uncertificated Shares multiplied by (y) the Per Share Merger Consideration, subject to applicable withholding in accordance with Section 2.04(i), and any Share Certificate so surrendered shall forthwith be marked as cancelled. Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (A) the Paying Agent will transmit to the Depositary as promptly as reasonably practicable following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares) and (y) the Per ADS Merger Consideration, and (B) the Depositary will distribute the Per ADS Merger Consideration to holders of ADSs pro rata to their holdings of ADSs (other than ADSs representing Excluded Shares) upon surrender by them of the ADSs. Pursuant to the terms of the Deposit Agreement, the ADS holders will pay any applicable fees, charges and expenses of the Depositary, stock transfer or other Taxes and other government charges due to or incurred by the Depositary in connection with the cancellation of their ADSs. The Surviving Company will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding Taxes, if any, which shall be withheld by the Depositary in accordance with Section 2.04(i)) due to or incurred by the Depositary in connection with distribution of the Per ADS Merger Consideration to holders of ADSs and the cancellation of ADSs (excluding any fees, including ADS cancellation or termination fees, payable by holders of ADSs in accordance with the Deposit Agreement). No interest shall be paid or will accrue on any amount payable in respect of the Shares or ADSs pursuant to the provisions of this Article II.

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(c)            Lost Certificates. If any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Share Certificate to be lost, stolen or destroyed and, if required by the Surviving Company or the Paying Agent, the posting by such person of a bond, in such reasonable amount as the Surviving Company or the Paying Agent may direct, as indemnity against any claim that may be made against it with respect to such Share Certificate, the Paying Agent will pay in respect of such lost, stolen or destroyed Share Certificate an amount equal to the Per Share Merger Consideration multiplied by the number of Shares (other than Excluded Shares or Dissenting Shares) represented by such Share Certificate to which the holder thereof is entitled pursuant to Section 2.01(a) and Section 2.03(b).

(d)           Untraceable Shareholders. Remittances for the Per Share Merger Consideration or the Per ADS Merger Consideration, as the case may be, shall not be sent to holders of Shares or ADSs who are untraceable unless and until, except as provided below, they notify the Paying Agent or the Depositary, as applicable, of their current contact details. A holder of Shares or ADSs will be deemed to be untraceable if (i) such person has no registered address in the register of members maintained by the Company or the Depositary, as applicable, or (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such person either (x) has been sent to such person and has been returned undelivered or has not been cashed, or (y) has not been sent to such person because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or the Depositary, as applicable, or (iii) notice of the Shareholders Meeting convened to vote on the Merger has been sent to such person and has been returned undelivered. Monies due to shareholders of the Company (including holders of ADSs) who are untraceable shall be returned to the Surviving Company on demand and held in a non-interest bearing bank account for the benefit of shareholders of the Company (including holders of ADSs) who are untraceable. Shareholders of the Company who are untraceable but subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods will be advised to contact the Surviving Company; provided, that monies unclaimed as of a date which is immediately prior to such time as such amounts would otherwise escheat to any Governmental Authority pursuant to applicable Laws shall, to the extent permitted by applicable Law, become property of the Surviving Company.

(e)            Adjustments to Merger Consideration. The Per Share Merger Consideration and the Per ADS Merger Consideration shall be equitably adjusted to reflect appropriately the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Shares), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Shares or ADSs occurring on or after the date hereof and prior to the Effective Time and to provide to the holders of Shares (including Shares represented by ADSs), Company Options and Company RSUs the same economic effect as contemplated by this Agreement prior to such action.

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(f)            Investment of Exchange Fund. The Exchange Fund, pending its disbursement to the holders of Shares and ADSs, shall be invested by the Paying Agent as directed by Parent or, after the Effective Time, the Surviving Company; provided that no such investment or losses shall affect the amounts payable to such holders and Parent or the Surviving Company, as applicable, shall promptly replace or cause to be replaced any funds deposited with the Paying Agent that are lost through any investment to the extent necessary to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to pay the Merger Consideration. Earnings from investments shall be the exclusive property of Parent and the Surviving Company. Except as contemplated by Section 2.04(b), Section 2.04(d), this Section 2.04(f) and Section 2.04(g), the Exchange Fund shall not be used for any other purpose.

(g)           Termination of Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the holders of Shares or ADSs for six (6) months after the Effective Time shall be delivered to the Surviving Company upon demand, and any holders of Shares (other than Excluded Shares) and ADSs (other than ADSs representing the Excluded Shares) who have not theretofore complied with this Article II shall thereafter look only to the Surviving Company for the cash to which they are entitled pursuant to Section 2.01(a) and Section 2.01(b).

(h)           No Liability. None of the Paying Agent, the Rollover Shareholders, the Guarantor, Parent, Holdco, the Surviving Company or the Depositary shall be liable to any former holder of Shares for any such Shares (including Shares represented by ADSs) (or dividends or distributions with respect thereto), or cash properly delivered to a public official pursuant to any applicable abandoned property, bona vacantia, escheat or similar Law. Any amounts remaining unclaimed by such former holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Laws, the property of the Surviving Company or its designee, free and clear of all claims or interest of any person previously entitled thereto.

(i)             Withholding Rights. Each of Parent, the Surviving Company, the Paying Agent, Merger Sub and the Depositary shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares, ADSs, Company Options or Company RSUs such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable Tax Law. To the extent that amounts are so withheld by Parent, the Surviving Company, the Paying Agent, Merger Sub or the Depositary, as the case may be, such withheld amounts shall be (i) remitted by Parent, the Surviving Company, the Paying Agent, Merger Sub or the Depositary, as applicable, to the applicable Governmental Authority and (ii) to the extent so remitted, treated for all purposes of this Agreement as having been paid to the holder of the Shares, ADSs, Company Options or Company RSUs in respect of which such deduction and withholding was made by Parent, the Surviving Company, the Paying Agent, Merger Sub or the Depositary, as the case may be.

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Section 2.05      No Transfers.

From and after the Effective Time, (a) the register of members of the Company shall be closed, and there shall be no registrations of transfers in the register of members of the Surviving Company of the Shares that were outstanding immediately prior to the Effective Time, and (b) the holders of Shares (including Shares represented by ADSs) issued and outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Share Certificates presented to the Paying Agent, Parent or Surviving Company for transfer or any other reason shall be cancelled, in exchange for the right to receive the cash consideration to which the holders thereof are entitled under this Article II in the case of Shares other than the Excluded Shares and the Dissenting Shares, and for no consideration in the case of Excluded Shares and only in accordance with Section 2.03 in the case of the Dissenting Shares.

Section 2.06      Termination of Deposit Agreement.

As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to the Bank of New York Mellon (the “Depositary”) to terminate the deposit agreement dated November 4, 2005, entered into by and among the Company, the Depositary and all holders and beneficial owners of ADSs issued thereunder (the “Deposit Agreement”) in accordance with its terms.

Article III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The following representations and warranties by the Company are qualified in their entirety by reference to (a) the disclosures in the Company SEC Reports filed with or furnished to the SEC and publicly available prior to the date hereof but excluding statements in any “Risk Factors” section or similar cautionary, predictive or forward-looking disclosure, (b) the disclosures set forth or referenced in the Company Disclosure Schedule (it being understood that any information set forth in one section or subsection of the Company Disclosure Schedule shall be deemed to apply and qualify (x) the section or subsection of this Agreement to which it corresponds in number and (y) such other section(s) or subsections(s) of this Agreement to which the relevance of such information is readily apparent), and (c) any information that would cause one or more of the representations and warranties contained in this Article III to be untrue or incorrect, of which any of the Management Members has actual knowledge prior to the date of this Agreement. Subject to the foregoing, the Company hereby represents and warrants to Parent and Merger Sub that:

Section 3.01      Organization and Qualification. Each of the Company and its Subsidiaries is an entity duly incorporated or organized, as applicable, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction of its incorporation or organization. Each of the Company and its Subsidiaries has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to conduct its business as now being conducted, except to the extent the failure to have such power or authority is not material to the Company and its Subsidiaries, taken as a whole. The Company and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except to the extent the failure to be so qualified or licensed is not material to the Company and its Subsidiaries, taken as a whole.

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Section 3.02      Constitutional Documents.

The Company has heretofore furnished to Parent a true and complete copy of the memorandum and articles of association or equivalent organizational documents, each as amended to date, of each Group Company set forth in the Exhibit 8.1 to the Company’s 2021 annual report on Form 20-F filed with the SEC on April 18, 2022. All memorandum and articles of association or equivalent organizational documents of the Group Companies are in full force and effect as of the date hereof. No Group Company is in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents in any material respect.

Section 3.03      Capitalization.

(a)            The authorized share capital of the Company is US$100,000 divided into (i) 4,750,000,000 Shares of US$0.00002 each and (ii) 250,000,000 Preference Shares with nominal or par value of US$0.00002 each. As of September 28, 2022, (i) 1,459,298,000 Shares are issued and outstanding, all of which have been duly authorized and are validly issued, fully paid and non-assessable, (ii) no Preference Share is issued and outstanding, (iii) 226,520,050 Shares are reserved for future issuance pursuant to the outstanding Company Options and Company RSUs, and (iv) 209,738,600 Shares are issued and held by the Company as treasury shares.

(b)           Except for the Company Options and Company RSUs referred to in Section 3.03(a), there are no options, warrants, preemptive rights, conversion rights, redemption rights, share appreciation rights, repurchase rights, convertible debt, other convertible instruments or other rights, agreements, arrangements or commitments of any character issued by any Group Company relating to the issued or unissued share capital of any Group Company or obligating any Group Company to issue, transfer or sell or cause to be issued, transferred or sold any Equity Securities of any Group Company or any securities or obligations convertible or exchangeable into or exercisable for, or giving any person a right to subscribe for or acquire, any securities of any Group Company and no securities or obligations evidencing such rights are authorized, issued or outstanding. There are no outstanding contractual obligations of any Group Company to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any of the Company’s Subsidiaries. There are no outstanding contractual obligations of any Group Company to repurchase, redeem or otherwise acquire any Equity Securities of any Group Company. The Company does not have any secured creditors holding a fixed or floating security interest.

(c)            The grant of each such outstanding Company Option was validly made and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in compliance with the terms of the relevant Company Share Plans, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the rules and regulations of The NASDAQ Global Select Market (“Nasdaq”) and all other applicable Laws. The grant of each such Company RSU was validly made and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in compliance with the terms of the relevant Company Share Plans, the Exchange Act, the rules and regulations of Nasdaq and all other applicable Laws. Except as otherwise provided in this Agreement, there are no commitments or agreements of any character to which any Group Company is bound obligating such Group Company to accelerate or otherwise alter the vesting of any Company Option or any Company RSU as a result of the Transactions.

(d)           All Shares subject to issuance upon due exercise of a Company Option or settlement of a Company RSU, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. The Company has made available to Parent accurate and complete copies of (i) the Company Share Plans pursuant to which the Company has granted the Company Options and Company RSUs that are currently outstanding, (ii) the form of award agreement evidencing such Company Options and Company RSUs and (iii) award agreements evidencing such Company Options and Company RSUs with terms that are materially different from those set forth in the form of award agreement.

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(e)            The outstanding share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and non-assessable, and the portion of the outstanding share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries is owned by such Group Company free and clear of all Liens (except for Permitted Encumbrances). The outstanding share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries is not subject to any outstanding obligations of any Group Company requiring the registration under any securities Law for sale of such share capital or registered capital, as the case may be.

Section 3.04      Authorization.

(a)            The Company has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Requisite Company Vote, execute and deliver the Plan of Merger and to consummate the Merger and the other Transactions. The execution, delivery and performance by the Company of this Agreement and the Plan of Merger, and the consummation of the Merger and the other Transactions, have been duly and validly authorized by the Company Board and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the Plan of Merger, and the consummation by it of the Transactions, in each case, subject only to the authorization and approval by way of a shareholders’ special resolution of this Agreement, the Plan of Merger and the Transactions by the affirmative vote of holders of Shares representing at least two-thirds of the voting power of the Shares present and voting in person or by proxy as a single class at the Shareholders Meeting (the “Requisite Company Vote”) in accordance with Section 233(6) of the CICL and the memorandum and articles of association of the Company.

(b)           This Agreement has been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery hereof by Parent and Merger Sub, is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that the enforcement hereof may be limited by (a) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally, and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law) ((a) and (b) collectively, the “Enforceability Exceptions”).

(c)            The Company Board, acting upon the unanimous recommendation of the Special Committee, by resolutions duly adopted by unanimous vote of those directors voting at a meeting duly called and held and not subsequently rescinded or modified in a manner adverse to Parent, has (i) determined that it is fair to, and in the best interests of, the Company and its shareholders (other than the holders of Excluded Shares), and declared it advisable, for the Company to enter into this Agreement, and the Plan of Merger and consummate the Transactions; (ii) authorized and approved the execution, delivery and performance of this Agreement and the Plan of Merger and the consummation of the Transactions; and (iii) resolved to recommend the authorization and approval of this Agreement, the Plan of Merger and the consummation of the Transactions to the holders of Shares (the “Company Recommendation”) and direct that this Agreement, the Plan of Merger and the consummation of the Transactions be submitted for approval by the shareholders of the Company at the Shareholders Meeting. As of the date hereof, the foregoing determinations and resolutions have not been rescinded, modified or withdrawn.

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(d)           The Special Committee has received from Needham & Company, LLC (the “Financial Advisor”) its written opinion, dated the date of this Agreement, based on and subject to the assumptions, qualifications, limitations and other matters set forth therein, to the effect that, the Per Share Merger Consideration to be received by the holders of Shares (other than Excluded Shares, Dissenting Shares and Shares represented by ADSs) and the Per ADS Merger Consideration to be received by the holders of ADSs (other than ADSs representing the Excluded Shares) are fair, from a financial point of view, to such holders. The Financial Advisor has consented to the inclusion of a copy of such opinion in the Proxy Statement and Schedule 13E-3. It is agreed and understood that such opinion may not be relied on by Parent, Merger Sub or any of their respective Affiliates.

Section 3.05      No Conflict; Required Filings and Consents.

None of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Merger or any other Transaction or compliance by the Company with any of the provisions of this Agreement will (a) assuming the Requisite Company Vote is obtained, conflict with or result in any breach of any provision of the organizational or governing documents of any Group Company, (b) require any filing by the Company or any of its Subsidiaries with, or the obtaining of any permit, authorization, consent or approval of, any court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency, whether foreign, federal, state, local or supranational, or any self-regulatory or quasi-governmental authority (each, a “Governmental Authority”), except for (i) compliance with any applicable requirements of the Exchange Act, and the rules and regulations promulgated thereunder, (ii) the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands and the publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the CICL, (iii) such filings with the SEC as may be required to be made by the Company in connection with this Agreement and the Merger, including the joining of the Company in the filing of the Schedule 13E-3, which shall incorporate by reference the Proxy Statement, and the filing or furnishing of one or more amendments to the Schedule 13E-3 to respond to comments of the SEC, if any, on the Schedule 13E-3, (iv) such filings as may be required under the Nasdaq rules and regulations in connection with this Agreement or the Merger, and (v) Additional Requisite Regulatory Approval (if any) (collectively, the “Requisite Regulatory Approvals”), (c) require any consent or waiver by any Person under, result in a modification, violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right, including any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Contract, (d) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries (except any Lien required under the Financing Documents and/or any definitive agreement with respect to the Debt Financing or Alternative Financing (if applicable) and contingent upon the occurrence of the Effective Time), or (e) violate any Order or Law applicable to the Company, any Subsidiary of the Company, or any of their respective properties, assets or operations; except, with respect to clauses (c), (d) and (e), for any such occurrence that individually or in the aggregate has not had and would not have a Company Material Adverse Effect. Notwithstanding anything to the contrary herein and for the purpose of this Agreement, Requisite Regulatory Approvals shall include such other consents, approvals, authorizations or permits of, or filings with or notifications to, the Governmental Authorities that any of the Parties is notified and/or required by any Governmental Authority after the date hereof to complete and/or obtain in connection with the Transactions, which shall, upon the receipt of such notice from the Governmental Authority, be incorporated to this Section 3.05 automatically (each of such Requisite Regulatory Approvals, an “Additional Requisite Regulatory Approval”).

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Section 3.06      Permits; Compliance with Laws.

(a)            Except (i) as would not reasonably be expected to have a Company Material Adverse Effect, (ii) for those authorizations, licenses, permits, certificates, approvals and clearances of any Governmental Authority for which any Group Company has submitted an application, the Company and its Subsidiaries are in possession of all material authorizations, licenses, permits, certificates, approvals and clearances of any Governmental Authority necessary for the Company and its Subsidiaries to own, lease and operate their properties or to carry on their business substantially in the manner described in the Company SEC Reports filed prior to the date hereof and substantially as is being conducted as of the date of this Agreement (collectively, the “Material Company Permits”), and except as would not reasonably be expected to have a Company Material Adverse Effect, (i) all of the Material Company Permits are valid, in full force and effect, and are not subject to any pending or, to the knowledge of the Company, threatened legal proceeding by any Governmental Authority to suspend, cancel, modify, terminate or revoke any such Material Company Permit, (ii) the Company and each of its Subsidiaries are in compliance with the terms and requirements of such Material Company Permits, and (iii) the Company and each of its Subsidiaries is not in default under, and to the Company’s knowledge, no condition exists that with notice or lapse of time or both would constitute a default under or would reasonably be expected to result in any suspension, cancellation, modification, termination or revocation of, any such Material Company Permit.

(b)           For any business carried out by any Group Company in the PRC, such Group Company has not violated any PRC Law that imposes any prohibition or restriction on foreign investment, except for such violation that would not reasonably be expected to have a Company Material Adverse Effect. Each Group Company that is established in the PRC has been conducting its business activities within the permitted scope of business, and has been operating its business in compliance with all relevant legal requirements and with all requisite permits, licenses and approvals granted by, and filings and registrations made with the competent Governmental Authorities of the PRC except for such violation that would not reasonably be expected to have a Company Material Adverse Effect.

(c)            Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) the Group Companies are and have been in compliance with all applicable Laws and the applicable listing, corporate governance and other rules and regulations of Nasdaq in all material respects, (ii) no event has occurred and no circumstance exists that, with or without notice or lapse of time, may (x) constitute or result in a material violation by any Group Company of, or a failure on the part of such entity to comply with in any material respect, any applicable Laws, or (y) give rise to any material obligation on the part of any Group Company to undertake, or to bear all or any portion of the cost of, any remedial action of any nature, and (iii) no Group Company is in default, breach or violation of any Law applicable to it or by which any of its share, security, equity interest, property or asset is bound or affected or has received any written notice or communication of any material non-compliance with any applicable Law that has not been cured.

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(d)           To the best knowledge of the Company, no Group Company or any of the Company Representatives is a Prohibited Person, and no Prohibited Person serves as an officer, consultant or director of any Group Company. To the best knowledge of the Company, no Group Company has (i) conducted or agreed to conduct any business, or entered into or agreed to enter into any transaction with a Prohibited Person or (ii) materially violated, or operated in material non-compliance with, any applicable export restrictions, anti-boycott regulations, or embargo regulations. No Group Company or, to the best knowledge of the Company, any of their respective directors, administrators, officers, board of directors, members, employees, agents, Affiliates or other persons acting on behalf of any Group Company (collectively, the “Company Representatives”) has violated any Anticorruption Law, nor has any Group Company or, to the best knowledge of the Company, any Company Representative (x) made or given any bribe, rebate, payoff, influence payment, kickback or any other type of payment, that would violate any applicable Anticorruption Laws, or (y) offered, paid, promised to pay, or authorized the payment of any money or anything of value, to any Government Official or to any person under circumstances where a Group Company or any Company Representative knew or ought reasonably to have known (after due and proper inquiry) that all or a portion of such money or thing of value would be offered, given, or promised, directly or indirectly, to a person:

(i)             for the purpose of: (A) influencing any act or decision of a Government Official in his or her official capacity; (B) inducing a Government Official to do or omit to do any act in violation of his or her lawful duties; (C) securing any improper advantage; or (D) inducing a Government Official to influence or affect any act or decision of any Governmental Authority; or

(ii)           in a manner which would constitute or have the purpose or effect of public or commercial bribery, acceptance of, or acquiescence in extortion, kickbacks, other unlawful or improper means of obtaining business or advantage or would otherwise violate any Anticorruption Law.

(e)            Except as would not reasonably be expected to have a Company Material Adverse Effect, the Group Companies are in compliance with all of the SAFE Rules and Regulations and duly and lawfully obtained all requisite permits, licenses, approvals, filings and registrations and other requisite formalities with the SAFE as required under the SAFE Rules and Regulations which are in full force and effect, and there exist no grounds on which any such permits, licenses, approvals, filings or registrations may be cancelled or revoked or any Group Company or its legal representative may be subject to liability or penalties for misrepresentations or failures to disclose information to SAFE or its local counterparts.

Section 3.07      SEC Filings; Financial Statements.

(a)            The Company has filed or otherwise furnished (as applicable), all material forms, reports, statements, schedules and other documents required to be filed with or furnished to the SEC by the Company since January 1, 2019 (together with any amendments thereto and all exhibits and schedules thereto and documents incorporated by reference therein, collectively, the “Company SEC Reports”). As of the date of filing, in the case of Company SEC Reports filed pursuant to the Exchange Act (and to the extent such Company SEC Reports were amended, as of the date of filing of such amendment), the Company SEC Reports (i) complied in all material respects with the requirements of the Exchange Act, and the rules and regulations promulgated thereunder, each as in effect on the date so filed or amended, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading as of its filing date or amendment date (as applicable).

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(b)           Each of the consolidated financial statements (including, in each case, any notes thereto) contained in or incorporated by reference into the Company SEC Reports was prepared, in all material respects, in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presented, in all material respects, the consolidated financial position, results of operations, changes in shareholders’ equity and cash flows of the Company and its Subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments which are not material in the aggregate and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements), in each case in accordance with GAAP, except as may be noted therein.

(c)            Except as and to the extent set forth in the consolidated financial statements of the Company and its Subsidiaries (including the notes thereto) included in the Company’s annual report on Form 20-F filed with the SEC on April 18, 2022 or otherwise disclosed by the Company in current reports on Form 6-K, no Group Company has outstanding (i) any Indebtedness or any commitments therefor, or (ii) any other liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) that would be required by GAAP to be reflected in the consolidated financial statements of the Company, except for liabilities or obligations (A) incurred in the ordinary course of business consistent with past practice since the date of the most recent balance sheet included in the Company SEC Reports, (B) incurred pursuant to this Agreement or in connection with the Transactions, or (C) that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)           Other than those disclosed in the Company SEC Reports, (i) the Company is in compliance, in all material respects, with all provisions of the Sarbanes-Oxley Act of 2002 (as amended and including the rules and regulations promulgated thereunder) which are applicable to it, (ii) the Company has established and maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act to ensure that all material information concerning the Company and its Subsidiaries required to be included in reports filed under the Exchange Act is made known on a timely basis to the individuals responsible for the preparation of the Company’s SEC filings and other public disclosure documents, and to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company’s certifying officers have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the Company’s most recently filed annual report under the Exchange Act (such date, the “Evaluation Date”). The Company presented in its most recently filed annual report under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Neither the Company nor, to the best knowledge of the Company, its independent registered public accounting firm has identified or been made aware of any “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the internal controls and procedures of the Company that are reasonably likely to adversely affect the ability of the Company to record, process, summarize and report financial data. Since the Evaluation Date, there have been no changes in the Company’s internal control over financial reporting (as such term is defined in the Exchange Act) that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. As used in this Section 3.07, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

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(e)            The Group Companies maintain a system of internal control over financial reporting that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with GAAP and include those policies and procedures that are designed to (i) provide reasonable assurance that transactions are executed in accordance with management’s general or specific authorizations, (ii) require the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a Group Company’s assets, (iii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in conformity with GAAP, (iv) provide reasonable assurance that receipts and expenditures of the Company are permitted only in accordance with appropriate authorization, (v) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a Group Company’s assets that would have a material effect on the consolidated financial statements, and (vi) provide reasonable assurance that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Section 3.08      Proxy Statement.

The information supplied by the Company for inclusion in the Proxy Statement (including any amendment or supplement thereto or document incorporated by reference therein) and the Schedule 13E-3 (including any amendment or supplement thereto or document incorporated by reference therein including the notice of the Shareholders Meeting and the form of proxy) will not (i) on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to shareholders of the Company or at the time of the Shareholders Meeting, contain any untrue statement of any material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (ii) on the date the Schedule 13E-3 and any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent, Merger Sub, the Rollover Shareholders, the Guarantor or any of their respective Affiliates or Representatives (as the case may be) for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

Section 3.09      Absence of Certain Changes.

Since December 31, 2021, except as expressly contemplated by this Agreement or for actions taken to respond to COVID-19 (including its variants), each Group Company has conducted business in all material respects in the ordinary course of business and in a manner consistent with past practice, and there has not been any Company Material Adverse Effect.

Section 3.10      Absence of Litigation.

Except as set forth in the Company Disclosure Schedule, as of the date of this Agreement, there is no litigation, hearing, suit, claim, action, proceeding or investigation (an “Action”) pending or, to the knowledge of the Company, threatened in writing against any Group Company, or any share, security, equity interest, property or asset of any Group Company, before any Governmental Authority which (a) seeks to enjoin, restrain or prevent the Merger or the other Transactions, or (b) if decided adversely against the Company, would reasonably be expected to prevent, materially delay or materially impede, the performance by the Company of its obligations under this Agreement in any material respect or the consummation of the Transactions.

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Section 3.11      Employee Benefit Plans.

(a)            With respect to each Company Employee Plan, the Company has made available to Parent copies of each such Company Employee Plan document, including all amendments thereto, and all related trust documents. Except as would not reasonably be expected to have a Company Material Adverse Effect, each Company Employee Plan has been established, operated and maintained in compliance with its terms and with applicable Law in all material respects.

(b)           Except as expressly provided under this Agreement, neither the execution of this Agreement, shareholder approval of this Agreement, nor the consummation of the Transactions alone (whether alone or in connection with any additional or subsequent events such as a termination of employment), will (i) entitle any current or former director, employee or consultant of any Group Company to material compensation in the form of a severance payment or similar payment, (ii) accelerate the time of payment or vesting or result in any payment or funding of compensation or benefits under, increase the amount payable or result in any other obligation pursuant to, any of the Company Employee Plans, or (iii) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Company Employee Plan on or following the Effective Time.

Section 3.12      Labor and Employment Matters.

(a)            Neither the Company nor any of its Subsidiaries is a party to, or bound by, or currently negotiating in connection with entering into, any collective bargaining agreements or labor contracts or understandings with any labor unions, works councils, or labor organizations. Except for matters that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there is no (i) unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries relating to their businesses, or (ii) lockout, strike, slowdown, work stoppage or threat thereof by or with respect to any current or former employee, officer, director, consultant or independent contractor of the Company or any of its Subsidiaries (each, an “Employee”), and during the last three (3) years there has not been any such action.

(b)           There are no complaints, charges or claims against the Company or any of its Subsidiaries pending or, to the knowledge of the Company, threatened in writing to be brought by or filed with any Governmental Authority or otherwise based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment of any individual by the Company or any of its Subsidiaries that, if individually or collectively resolved against the Company or its Subsidiaries, would reasonably be expected to result in a Company Material Adverse Effect.

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Section 3.13      Real Property; Title to Assets.

(a)            Except as would not reasonably be expected to have a Company Material Adverse Effect, with respect to each Owned Real Property: (i) the relevant Group Company has good and marketable title, validly granted land use rights or building ownership rights, as applicable, to such Owned Real Property, free and clear of all Liens, except Permitted Encumbrances, (ii) no Group Company has leased or otherwise granted to any person the right to use or occupy such Owned Real Property or any portion thereof, and (iii) there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein. The relevant Group Company has complied in all material respects with all of the terms and conditions of, and all of its obligations under, the relevant real property purchase contract in relation to any Owned Real Property owned by it.

(b)           Except as would not reasonably be expected to have a Company Material Adverse Effect, with respect to each of the Leases: (i) such Lease is legal, valid, binding, enforceable and in full force and effect, subject to the Enforceability Exception, (ii) the Group Companies’ possession of the Leased Real Property under such Lease has not been disturbed and, to the knowledge of the Company, there are no disputes with respect to such Lease, and (iii) neither any Group Company nor, to the knowledge of the Company, any other party to the Lease is in breach or default under such Lease.

Section 3.14      Intellectual Property.

(a)            Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries own or possess adequate licenses or other valid and enforceable rights to use (in each case, free and clear of any Liens, except for Permitted Encumbrances), all Intellectual Property used in, or necessary to conduct, the business of the Company or its Subsidiaries as currently conducted and as currently proposed to be conducted, taken as a whole.

(b)           Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) the use of any Intellectual Property in connection with the operation of their respective businesses or otherwise by the Company or its Subsidiaries does not infringe upon, misappropriate, or otherwise violate and has not in the past three (3) years infringed upon, misappropriated or otherwise violated the Intellectual Property rights of any person and is in compliance with any applicable license pursuant to which the Company or any of its Subsidiaries acquired the right to use such Intellectual Property, (ii) neither the Company nor any of its Subsidiaries has received any written notice of, and to the best knowledge of the Company, there is no threatened, assertion or claim that it, or the business or activities of the Company or any of its Subsidiaries (including the commercialization and exploitation of their products and services), is infringing upon, diluting, misappropriating, or otherwise violating or has infringed upon, diluted, misappropriated, or otherwise violated any Intellectual Property right of any person, including any demands or unsolicited offers to license any Intellectual Property nor are there any facts or circumstances that would form the basis for any claim against the Company or any of its Subsidiaries of infringement, unauthorized use, or violation of any Intellectual Property right of any person, or challenging the ownership, use, validity or enforceability of any Intellectual Property owned by any Group Company, (iii) to the best knowledge of the Company, neither the Company nor any of its Subsidiaries nor the business or activities of the Company or any of its Subsidiaries (including the commercialization and exploitation of their products and services) infringes, dilutes or misappropriates or has infringed, diluted or misappropriated any Intellectual Property rights of any person, and (iv) to the best knowledge of the Company, no person (including current and former officers, employees, consultants and contractors of any Group Company) is currently infringing, diluting or misappropriating Intellectual Property owned by the Company or any of its Subsidiaries.

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(c)            With respect to each Intellectual Property owned by any Group Company, except as set forth in the Company Disclosure Schedule or would not reasonably be expected to have a Company Material Adverse Effect, (i) such Group Company is the owner of the right, title and interest in and to such Intellectual Property, and is entitled to use, transfer and license such Intellectual Property in the continued operation of its respective business without payment to any Third Party (other than to one or more Governmental Authorities or other similar parties for the purposes of registering and maintaining such rights), (ii) no Group Company is obligated to assign ownership of any such Intellectual Property to any Third Party and (iii) no Group Company is bound by or subject to any non-compete or other restrictions on the operation and scope of its respective business.

(d)           With respect to each item of Intellectual Property licensed to any Group Company, except as would not reasonably be expected to have a Company Material Adverse Effect, (i) such Group Company has the right to use such Intellectual Property in the continued operation of its respective business in accordance with the terms of the license agreement governing such Intellectual Property, and (ii) to the best knowledge of the Company, no party to any license of such Intellectual Property is in breach thereof or default thereunder.

(e)            No person is challenging in writing the validity, enforceable, use or ownership of or, to the best knowledge of the Company, threatening to challenge, or infringing upon, misappropriating, or otherwise violating any right of the Company or any of its Subsidiaries with respect to any material Intellectual Property owned by or licensed to the Company or its Subsidiaries.

(f)            The Company and its Subsidiaries have taken all actions reasonably necessary to (i) maintain and protect each material item of Intellectual Property that they own or are licensed or otherwise authorized to use, and (ii) protect the confidentiality and value of trade secrets and other know-how or confidential or proprietary information (together, the “Trade Secrets”) that are owned by any Group Company or provided to any Group Company by any Third Party under conditions of confidentiality, including having and effectively implementing in the business operations of the Company and its Subsidiaries Intellectual Property, information security and privacy measures comparable with those implemented by similarly situated companies in the U.S. and the PRC operating in the industry of the Company and its Subsidiaries.

(g)           The Company IT Assets are (A) adequate and sufficient for, and operate and perform in accordance with their documentation and functional specifications and otherwise as required in connection with, the operation of the Company’s and its Subsidiaries’ businesses and the protection of Trade Secrets by the Group Companies, and (B) are free from any material defects, viruses, worms and other malware. The Company and its Subsidiaries have implemented reasonable backup, security and disaster recovery measures and technology consistent with industry practices and the Company IT Assets have not failed in any material respect.

Section 3.15      Privacy and Data Security.

Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Group Company complies, and at all times have complied, with all applicable Privacy Laws and with applicable Privacy Policies.

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Section 3.16      Taxes.

(a)            Each Group Company has, in all material respects, duly and timely filed (taking into account any applicable extension of time within which to file) all Tax Returns and reports required to be filed by it and has paid and discharged all Taxes required to be paid or discharged (whether or not reflected on a Tax Return), other than such payments as are being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the Company’s financial statements in accordance with GAAP. All such Tax Returns are true, accurate and complete in all material respects. No Tax authority or agency or other Governmental Authority is asserting in writing or, to the best knowledge of the Company, threatening to assert against any Group Company any material deficiency or claim for any material Taxes or interest thereon or penalties in connection therewith in all material respects. There are no pending or, to the best knowledge of the Company, threatened Actions for the assessment or collection of any Taxes against any Group Company. No Group Company has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any material Tax.

(b)           To the best knowledge of the Company, except as would not reasonably be expected to have a Company Material Adverse Effect, (i) no audit or other examination or administrative, judicial or other proceeding of, or with respect to, any Tax Return or Taxes of any Group Company is currently in progress, and (ii) no Group Company has been notified of any written request for, or any threat of, such an audit or other examination or administrative, judicial or other proceeding.

(c)            No Group Company incorporated outside the PRC takes the position for tax purposes that it is a “resident enterprise” of the PRC and no Group Company is Tax resident or required to file a Tax Return in any jurisdiction other than its jurisdiction of formation.

(d)           Each Group Company has, in accordance with applicable Law, duly registered with the relevant Governmental Authority, obtained and maintained the validity of all national and local tax registration certificates and complied in all material respects with all requirements imposed by such Governmental Authorities. Each submission made by or on behalf of any Group Company to any Governmental Authority in connection with obtaining Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments or Tax rebates was accurate and complete in all material respects at the time of its submission and none of such Tax exemptions, holidays, deferrals, incentives, or other preferential treatments or rebates contained any material misstatement or material omission that would have affected the granting of such Tax exemptions, holidays, deferrals, incentives or other preferential treatments or rebates.

Section 3.17      Material Contracts.

(a)            For purposes of this Agreement, “Material Contracts” means all of the following types of Contracts to which any Group Company is a party as of the date of this Agreement:

(i)             any Contract that would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

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(ii)           any Contract relating to (A) the formation, creation, operation, management or control of a partnership, joint venture, limited liability company or similar arrangement, (B) strategic cooperation or partnership arrangements, or (C) other similar agreements outside the ordinary course of business involving a sharing of profits, losses, costs or liabilities by any Group Company that is material to the business of the Company, taken as a whole;

(iii)         any Contract involving a loan (other than accounts receivable from trade debtors in the ordinary course of business) or advance to (other than travel and entertainment allowances to the employees of the Company and any of its Subsidiaries extended in the ordinary course of business), or investment in, any person or any Contract relating to the making of any such loan, advance or investment that is material to the financial status of the Company;

(iv)          any Contract involving Indebtedness of the Company or any of its Subsidiaries in excess of US$3 million;

(v)           any Contract granting or evidencing a Lien on any material properties or assets of the Company or any of its Subsidiaries, other than a Permitted Encumbrances;

(vi)          any Contract for the acquisition, disposition, sale, transfer or lease (including leases in connection with financing transactions) of properties or assets of the Company or any of its Subsidiaries that have a fair market value or purchase price of more than US$3 million (by merger, purchase or sale of assets or stock or otherwise) or pursuant to which the Company or any of its Subsidiaries have continuing, indemnification, guarantee, “earn-out” or other contingent payment obligations;

(vii)        any Contract for the employment of any officer, individual employee or other person by the Company or any of its Subsidiaries on a full-time or consulting basis or any severance agreements calling for payments in excess of US$3 million annually;

(viii)      any non-competition Contract or other Contract that purports to limit, curtail or restrict in any material respect the ability of the Company or any of its Subsidiaries to compete in any geographic area, industry or line of business that is material to the Company and its Subsidiaries, taken as a whole;

(ix)          any Contract (other than Contracts granting Company Options or Company RSUs) giving the other party the right to terminate such Contract as a result of this Agreement or the consummation of the Transactions, where (A) such Contract requires any payment in excess of US$3 million to be made by the Company or any of its Subsidiaries or (B) the value of the outstanding receivables due to the Company and its Subsidiaries under such Contract is in excess of US$3 million;

(x)           any Contract that contains restrictions with respect to (A) payment of dividends or any distribution with respect to equity interests of the Company or any of its Subsidiaries, (B) pledging of share capital of the Company or any of its Subsidiaries or (C) issuance of guarantee by the Company or any of its Subsidiaries;

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(xi)          any Contract providing for (A) a license, covenant not to sue or other right granted by any Third Party under any Intellectual Property to the Company or any of its Subsidiaries, (B) a license, covenant not to sue or other right granted by the Company or any of its Subsidiaries to any Third Party under any Intellectual Property, other than agreements for off-the-shelf Software, (C) an indemnity of any person by the Company or any of its Subsidiaries against any charge of infringement, misappropriation, unauthorized use or violation of any Intellectual Property right, or (D) any royalty, fee or other amount payable by the Company or any of its Subsidiaries to any person by reason of the ownership, use, sale or disposition of Intellectual Property;

(xii)        any Contract between the Company or any of its Subsidiaries, on one hand, and any Affiliate or other entity in which any Group Company has a direct or indirect equity interest, or director, or executive officer, or any person beneficially owning ten percent (10%) or more of the outstanding Equity Securities of any Group Company or any of their respective Affiliates (other than the Group Companies), or immediate family members or any of the respective Affiliates of such family members, on the other hand;

(xiii)      any Contract which have not been covered by subsections (i) through (xiii) and involves consideration of more than US$3 million, in the aggregate, over the remaining term of such Contract; or

(xiv)       any other Contract which could reasonably be expected to have a Company Material Adverse Effect.

(b)           Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) each Material Contract is a legal, valid and binding obligation of a Group Company, as applicable, in full force and effect and enforceable against the such Group Company in accordance with its terms, subject to the Enforceability Exception; (ii) to the knowledge of the Company, each Material Contract is a legal, valid and binding obligation of the counterparty thereto, in full force and effect and enforceable against such counterparty in accordance with its terms, subject to the Enforceability Exception, (iii) no Group Company and, to the knowledge of the Company, no counterparty, is or is alleged to be in breach or violation of, or default under, any Material Contract; (iv) to the knowledge of the Company, no person intends to terminate or cancel any Material Contract; (v) no Group Company has received any written claim of default under any such Material Contract and, to the Company’s knowledge, no fact or event exists that would give rise to any claim of default under any Material Contract (to the extent remain unresolved); and (vi) neither the execution of this Agreement nor the consummation of any Transaction shall constitute a material default under, give rise to cancellation rights under, or otherwise adversely affect any of the material rights of any Group Company under any Material Contract. The Company has furnished or made available to Parent true and complete copies of all Material Contracts (including any amendments thereto) that have not been filed or furnished to the SEC.

Section 3.18      Anti-Takeover Provisions.

The Company is not party to a shareholder rights agreement, “poison pill” or similar anti-takeover agreement or plan. The Company Board has taken all necessary action so that any takeover, anti-takeover, moratorium, “business combination,” “fair price,” “control share” or other similar Laws enacted under any Laws applicable to the Company other than the CICL (each, a “Takeover Statute”) does not, and will not, apply to this Agreement or the Transactions.

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Section 3.19      Interested Party Transactions.

The Company has disclosed in the Company SEC Reports each material Contract between a Group Company or any of its Subsidiaries, on the one hand, and any “related party” (as such term is defined in Item 404 of Regulation S-K promulgated under the Exchange Act) of the Company, one the other hand, entered into during fiscal years covered by such Company SEC Reports, in each case that is required to be disclosed pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act, other than for (a) payment of salary or fees for services rendered in the capacity of an officer, director or employee of any Group Company, (b) reimbursement for expenses incurred on behalf of any Group Company and (c) other employee benefits, including Contracts entered into under the Company Share Plans.

Section 3.20      Brokers.

Except for the Financial Advisor, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 3.21      Environmental Matters.

Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company and its Subsidiaries are in all respects in compliance with all applicable Environmental Laws, and (ii) the Company and each of its Subsidiaries have obtained and possess all material permits, licenses and other authorizations currently required for their establishment and their operation under any Environmental Law (“Environmental Permits”), and all such Environmental Permits are in full force and effect. Neither the Company nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries is in material violation of or liable under any Environmental Law.

Section 3.22      Insurance.

Except as would not reasonably be expected to have a Company Material Adverse Effect, (a) all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and its Subsidiaries are in full force and effect and are of the type and in amounts customarily carried by Persons conducting business similar to the Company; (b) the Company has no reason to believe that it or any of its Subsidiaries will not be able (i) to renew its existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted at a reasonable cost; (c) neither the Company nor any of its Subsidiaries has received any threatened termination of, material premium increase with respect to, or material alteration of coverage under any of its respective insurance policies; and (d) neither the Company nor any of its Subsidiaries has been denied any insurance coverage which it has sought or for which it has applied.

Section 3.23      No Other Representations or Warranties.

Except for the representations and warranties contained in this Article III, each of Parent and Merger Sub acknowledges that neither the Company nor any other person on behalf of the Company makes any other express or implied representation or warranty with respect to any Group Company or with respect to any other information provided to Parent or Merger Sub or any of their respective Affiliates or Representatives in connection with the Transactions. Neither the Company nor any other person on behalf of the Company will have or be subject to any liability or indemnity obligations to Parent, Merger Sub, their respective Affiliates or Representatives resulting from the distribution or disclosure or failure to distribute or disclose to Parent, Merger Sub or any of its Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in this Article III.

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Article IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

Section 4.01      Corporate Organization.

Each of Parent and Merger Sub is an exempted company duly incorporated, validly existing and in good standing under the laws of the place of its incorporation and has the requisite corporate power and authority to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power or authority would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent or Merger Sub to perform their material obligations under this Agreement.

Section 4.02      Authorization.

Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement and the Plan of Merger or to consummate the Transactions (other than the filings, notifications and other obligations and actions described in Section 4.03(b)). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exception.

Section 4.03      No Conflict; Required Filings and Consents.

(a)            The execution and delivery of this Agreement and the Plan of Merger by Parent and Merger Sub do not, and the performance of this Agreement and the Plan of Merger by Parent and Merger Sub will not, (i) conflict with or violate the memorandum and articles of association of either Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.03(b) have been obtained and all filings and obligations described in Section 4.03(b) have been made, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien or other encumbrance on any property or asset of Parent or Merger Sub pursuant to, any Contract or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent and Merger Sub to perform their material obligations under this Agreement.

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(b)           The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for (i) the filings or notices pursuant to Section 13 of the Exchange Act and the rules and regulations thereunder, (ii) compliance with the rules and regulations of Nasdaq, (iii) the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the CICL and the publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the CICL, and (iv) the Requisite Regulatory Approvals.

Section 4.04      Capitalization. The authorized share capital of Parent is US$50,000 consisting of 50,000 ordinary shares, par value of US$1.00 per share. As of the date of this Agreement, one share of Parent is issued and outstanding, which has been duly authorized, validly issued, fully paid and non-assessable and is wholly owned by Holdco. The authorized share capital of Merger Sub is US$50,000 consisting of 50,000 shares, par value of US$1.00 per share. As of the date of this Agreement, one share of Merger Sub is issued and outstanding, which has been duly authorized, validly issued, fully paid and non-assessable and is wholly owned by Parent. All outstanding share capital of Merger Sub is owned by Parent free and clear of all Liens (except any Lien required pursuant to the Financing Documents and/or any definitive agreement with respect to the Debt Financing or Alternative Financing (if applicable)). Other than contemplated by the Transaction Documents and Contracts that are or will be publicly disclosed by the Management Members, there are no options, warrants, convertible debt or other convertible instruments or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of Merger Sub or obligating Parent or Merger Sub to issue or sell any share capital of, or other equity interests in Merger Sub.

Section 4.05      Available Funds and Financing.

(a)            Parent has delivered to the Company true copies of (i) an executed commitment letter from the financial institution named therein (as the same may be amended or modified pursuant to Section 6.07), (the “Debt Commitment Letter”) (which may be redacted with respect to any provisions that would not affect the conditionality, enforceability, availability, termination or the aggregate principal amount of the Debt Financing), confirming its commitment, subject to the terms and conditions thereof, to provide or cause to be provided the debt amount set forth therein in connection with the Transactions (the “Debt Financing”), and (ii) an executed equity commitment letter from Forebright (the “Equity Commitment Letter” and, together with the Debt Commitment Letter or, if applicable the Alternative Financing Documents, the “Financing Documents”), pursuant to which Forebright has committed to purchase, or cause the purchase of, for cash, subject to the terms and conditions thereof, Equity Securities of Holdco, up to the aggregate amount set forth therein (the “Equity Financing” and, together with the Debt Financing or, if applicable, the Alternative Financing, the “Financing”). The proceeds of the Financing shall be used to, among others, finance the consummation of the Transaction.

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(b)           As of the date hereof, (i) each of the Financing Documents is in full force and effect and is a legal, valid and binding obligation of Parent (as applicable and subject to the Enforceability Exception) and, to the knowledge of Parent, the other parties thereto (subject to the Enforceability Exception), and (ii) none of the Financing Documents has been amended or modified and no such amendment or modification is contemplated (other than as permitted by Section 6.07 or this Section 4.05), and the respective commitments contained in the Financing Documents have not been withdrawn, terminated or rescinded (other than as permitted by Section 6.07 or this Section 4.05). Assuming the Financing is funded in accordance with the Financing Documents, and after taking into account cash and other sources of immediately available funds available to Holdco, Parent, Merger Sub and the Company, Parent and Merger Sub will have available to them, as of the Effective Time, all funds necessary for Parent, Merger Sub and the Company to pay (1) the Merger Consideration, and (2) any other amounts required to be paid in connection with the consummation of the Transactions upon the terms and conditions contemplated hereby and all related fees and expenses associated therewith. The Financing Documents contain all of the conditions precedent to the obligations of the parties thereunder to make the Financing available to Parent or Merger Sub on the terms and conditions contained therein.

(c)            Parent or Merger Sub will pay, or cause to be paid, when due all fees arising under the Debt Commitment Letter as and when they become due and payable thereunder.

(d)           As of the date hereof, to the knowledge of Parent, no event has occurred which, with or without notice, lapse of time or both, would or would be reasonably expected to constitute a default or breach on the part of Merger Sub, Parent, or any other parties thereto, under the Financing Document; or would otherwise excuse or permit the financing sources under any Financing Document to refuse to fund their respective obligations under the Financing Document. As of the date of this Agreement, Parent and Merger Sub do not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Parent or Merger Sub at the Effective Time.

Section 4.06      Proxy Statement.

None of the information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in (a) the Schedule 13E-3 (including any amendment or supplement thereto or document incorporated by reference therein), at the time such document is filed with the SEC, or at any time such document is amended or supplemented or (b) the Proxy Statement (including any amendment or supplement thereto or document incorporated by reference therein), at the date of first mailing the Proxy Statement to the shareholders of the Company or any amendments or supplements thereto, and at the time of the Shareholders Meeting, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.07      Solvency.

Neither Parent nor Merger Sub is entering into the Transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors. Assuming the satisfaction or the waiver of the conditions of Parent and Merger Sub to consummate the Merger as set forth herein, immediately after giving effect to all of the transactions contemplated hereby, including the payment of the Merger Consideration and the payment of all other amounts required to be paid in connection with the consummation of the Transactions and the payment of all related fees and expenses, the Surviving Company will be solvent as of the Effective Time and immediately after the Effective Time.

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Section 4.08      Absence of Litigation.

As of the date of this Agreement, there are no proceedings pending or, to the knowledge of Parent or Merger Sub, threatened against Parent or Merger Sub or any property or asset of Parent or Merger Sub and neither Parent nor Merger Sub is subject to any outstanding Order that would, individually or in the aggregate, prevent or materially delay the consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent or Merger Sub to perform their obligations under the Transaction Documents.

Section 4.09      Brokers.

No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.10      Limited Guarantee.

The Limited Guarantee has been duly and validly executed and delivered by the Guarantor executing the Limited Guarantee and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of the Guarantor that executed it, enforceable against the Guarantor in accordance with the terms thereof subject to the Enforceability Exceptions, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under the Limited Guarantee.

Section 4.11      Ownership of Shares.

As of the date hereof, other than (i) the Shares (including Shares represented by ADSs) held by the Management Members as of the date hereof as set forth in Schedule A attached hereto, and (ii) the Company Options and Company RSUs held by the Management Members as of the date hereof set forth in Part II of Schedule 2.02, none of Parent, Merger Sub, the Management Members, the Guarantor nor any of their respective Affiliates beneficially own (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in the Company, or any options, warrants or other rights to acquire Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company.

Section 4.12      Parent Group Contracts.

Parent has delivered to the Company and the Special Committee a true and complete copy of each of: (i) the Equity Commitment Letter, (ii) the Limited Guarantee, and (iii) the Support Agreement (collectively, the “Parent Group Contracts”), including all amendments thereto or modifications thereof. As of the date hereof, other than (x) the Parent Group Contracts and (y) Contracts that are or will be publicly disclosed by the Management Members, there are no other Contracts (i) relating to the Transactions between or among two or more of the following persons (including any two of the same category of person): Parent, Merger Sub, any Management Member, or the Guarantor (or through any of their respective Affiliates, but excluding any agreements among any one or more of the foregoing solely relating to the Surviving Company following the Effective Time), (ii) relating to the Transactions between or among Parent, Merger Sub, any Management Member, the Guarantor or any of their respective Affiliates, on the one hand, and any member of the Company’s management, any member of the Company Board or any of the Company’s shareholders in their capacities as such, on the other hand or (iii) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or the Per ADS Merger Consideration or pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal.

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Section 4.13      Independent Investigation.

Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries, which investigation, review and analysis were performed by Parent, Merger Sub, and their respective Affiliates and Representatives. Each of Parent and Merger Sub acknowledges that, as of the date hereof, it, its Affiliates and their respective Representatives have been provided adequate access to the personnel, properties, facilities and records of the Company and its Subsidiaries for such purpose. In entering into this Agreement, each of Parent and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives (except the representations, warranties, covenants and agreements of the Company set forth in this Agreement).

Section 4.14      No Reliance on Company Estimates.

The Company has made available to Parent and Merger Sub, and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and its Subsidiaries and certain plan and budget information. Each of Parent and Merger Sub acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Each of Parent and Merger Sub further acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that neither Parent nor Merger Sub is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives, and neither Parent nor Merger Sub shall, and shall cause its Affiliates and their respective Representatives not to, hold any such Person liable with respect thereto.

Section 4.15      No Additional Representations.

Except for the representations and warranties made by Parent and Merger Sub in this Article IV, neither Parent nor Merger Sub nor any other person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to the Company or any of its Affiliates or Representatives, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and the Company acknowledges the foregoing.

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Article V

CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.01      Conduct of Business by the Company Pending the Merger.

The Company agrees that, from the date of this Agreement until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except as required by applicable Law or specifically permitted or contemplated by this Agreement and the Plan of Merger, unless Parent may otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), (i) the businesses of the Group Companies shall be conducted in the ordinary course of business consistent with past practice; and (ii) the Company shall use its reasonable efforts to preserve substantially intact the assets and the business organization of the Group Companies, to keep available the services of the current officers and key employees of the Group Companies and to maintain in all material respects the current relationships of the Group Companies with existing customers, suppliers and other persons with which any Group Companies has material business relations as of the date hereof. For the purpose of this Agreement, each and all good faith reasonable pandemic- or epidemic-related measures in responding to COVID-19, or any escalation thereof, taken by the Group Companies as required by Law or Governmental Authorities, after written notice to and consultation with Parent, shall not constitute a breach of this Section 5.01. Without limiting the generality of the foregoing, from the date of this Agreement until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except as required by applicable Law or specifically permitted or contemplated by this Agreement, the Company shall not, and shall procure that no Group Company will, directly or indirectly, do or propose to do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned):

(a)            amend or otherwise change its memorandum and articles of association or equivalent organizational documents;

(b)           issue, sell, transfer, lease, sublease, license, pledge, dispose of, grant or encumber, or authorize the issuance, sale, transfer, lease, sublease, license, pledge, disposition, grant or encumbrance of, (i) any shares of any class of any Group Company (other than in connection with (A) the exercise of any Company Options or Company RSUs in accordance with the Company Share Plans, (B) the withholding of Company securities to satisfy tax obligations with respect to Company Options or Company RSUs, (C) the acquisition by the Company of its securities in connection with the forfeiture of Company Options or Company RSUs, (D) the acquisition by the Company of its securities in connection with the net exercise of Company Options in accordance with the terms thereof, or (E) any transaction among the Company and its direct or indirect wholly owned Subsidiaries), (ii) any property or assets (whether real, personal or mixed, and including leasehold interests and intangible property) of any Group Company with a value or purchase price (including the value of assumed liabilities) in excess of US$5 million, except in the ordinary course of business or pursuant to Contracts existing as of the date hereof, or (iii) any material Intellectual Property owned by or licensed to any Group Company, except in the ordinary course of business consistent with past practice;

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(c)            declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its shares (other than dividends or other distributions from any Subsidiary of the Company to the Company or any of its other Subsidiaries consistent with past practice);

(d)           reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its share capital or securities or other rights exchangeable into or convertible or exercisable for any of its share capital (other than the purchase of Shares to satisfy obligations under the Company Share Plans, including the withholding of Shares in connection with the exercise of Company Options or Company RSUs in accordance with the terms and conditions of such Company Options or Company RSUs (as applicable));

(e)            effect or commence any liquidation, dissolution, scheme of arrangement, merger, consolidation, amalgamation, restructuring, reorganization, public offering or similar transaction involving any Group Company, or create any new Subsidiary, other than the Transactions;

(f)            acquire, whether by purchase, merger, spin off, consolidation, scheme of arrangement, amalgamation or acquisition of stock or assets or otherwise, any assets, securities or properties, in aggregate, with a value or purchase price (including the value of assumed liabilities) in excess of US$5 million in any transaction or related series of transactions;

(g)           make any capital contribution or investment in any corporation, partnership, other business organization or any division thereof in excess of US$5 million in aggregate;

(h)           incur, assume, alter, amend or modify any Indebtedness, or guarantee any Indebtedness, or issue any debt securities, except for (i) the incurrence or guarantee of Indebtedness under any Group Company’s existing credit facilities as in effect on the date hereof in an aggregate amount not to exceed the maximum amount authorized under the Contracts evidencing such Indebtedness, (ii) any Indebtedness among the Group Companies, or (iii) not in an aggregate amount in excess of US$5 million;

(i)             other than expenditures necessary to maintain assets in good repair consistent with the past practice, authorize, or make any commitment with respect to, any single capital expenditure which is in excess of US$5 million or capital expenditures which are, in the aggregate, in excess of US$5 million for the Group Companies taken as a whole;

(j)             except as required pursuant to any Company Employee Plan or this Agreement, (i) enter into any new employment or compensatory agreements (including the renewal of any such agreements), or terminate any such agreements, with any Employee of any Group Company other than the hiring or termination of employees with an aggregate annual compensation of less than US$300,000, (ii) grant or provide any severance or termination payments or benefits to any Employee of any Group Company, in each case, in excess of US$150,000, (iii) increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to any Employee of any Group Company except such increases or payments, in the aggregate, do not cause an increase in the labor costs of the Group Companies, taken as a whole, by more than 4%, (iv) make any new equity awards to any Employee of any Group Company, (v) establish, adopt, amend or terminate any Company Employee Plan or materially amend the terms of any outstanding Company Options (other than the execution of Award Amendments), (vi) take any action to accelerate the vesting or payment, of compensation or benefits under the Company Employee Plan, or (vii) forgive any loans to any Employee of any Group Company;

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(k)           issue or grant any option to purchase Shares, restricted share unit or award of other types to any person except pursuant to the Company Share Plans or this Agreement;

(l)             make any changes with respect to financial accounting policies or procedures in any material respect, including changes affecting the reported consolidated assets, liabilities or results of operations of the Group Companies, except as required by changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

(m)          enter into, amend, modify, consent to the termination of, or waive any material rights under, any Material Contract (or any Contract that would be a Material Contract if such Contract had been entered into prior to the date hereof);

(n)           enter into any Contract between a Group Company or any of its Subsidiaries, on the one hand, and any “related party” (as such term is defined in Item 404 of Regulation S-K promulgated under the Exchange Act) of any Group Company, one the other hand, except for (i) Contracts solely between the Company or its wholly owned Subsidiaries, (ii) Contracts, with due approval following the Company’s internal governance rules and policies, entered into on an arm’s length basis and to be carried out in the ordinary course of the Company’s business and (iii) Contracts permitted under Section 5.01(j);

(o)           terminate or cancel, let lapse, or amend or modify in any material respect, other than renewals in the ordinary course of business, any material insurance policies maintained by it which are not promptly replaced by a comparable amount of insurance coverage;

(p)           settle, release, waive or compromise any pending or threatened Action of or against any Group Company (A) for an amount in excess of US$5 million, (B) that would impose any material restrictions on the business or operations of any Group Company, or (C) that is brought by or on behalf of any current, former or purported holder of any share capital or debt securities of any Group Company relating to the Transactions;

(q)           permit any material Intellectual Property owned by any Group Company to lapse or to be abandoned, dedicated, or disclaimed, fail to perform or make any applicable filings, recordings or other similar actions or filings, fail to pay all required fees and Taxes required or advisable to maintain and protect its interest in each and every item of Intellectual Property owned by any Group Company, or grant or license or transfer to any Third Party any material Intellectual Property owned by any Group Company;

(r)            fail to make in a timely manner any filings or registrations with the SEC required under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act or the rules and regulations promulgated thereunder, except for such filings in connection with the Transactions where Parent, Merger Sub, the Rollover Shareholders, the Guarantor or any of their respective Affiliates or Representative fail to furnish, in a timely manner, any information as the Company or its Representatives may reasonably request;

(s)            enter into, or propose to enter into, any transaction involving any earn-out or similar payment payable by any Group Company, to any Third Party, other than payments in connection with purchases of vehicles, plant, equipment, supplies or computers in the ordinary course of business;

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(t)             engage in the conduct of any new line of business material to the Company and its Subsidiaries, taken as a whole;

(u)           make or change any material Tax election, amend any material Tax Return, enter into any closing agreement or seek any ruling from any Governmental Authority with respect to material Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of material Taxes, change any method of Tax accounting or Tax accounting period, initiate any voluntary Tax disclosure to any Governmental Authority, or incur any material amount of Taxes outside of the ordinary course of business; or

(v)           announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.

Section 5.02      Compliance.

During the period from the date of this Agreement until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, the Company shall ensure that each Group Company will conduct its business in compliance with all applicable Laws in all material respects, and obtain, make and maintain in effect, all consents, approvals, authorizations or permits of, or filings with or notifications to, the relevant Governmental Authority or other person required in respect of the due and proper establishment and operations of such Group Company in accordance with applicable Laws.

Section 5.03      No Control of Other Party’s Business.

Except as otherwise expressly provided herein, nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or the Company’s Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Article VI

ADDITIONAL AGREEMENTS

Section 6.01      Proxy Statement and Schedule 13E-3.

(a)            As soon as practicable following the date of this Agreement, but in any event within twenty (20) Business Days after the date hereof, the Company, with the assistance of Parent and Merger Sub, shall prepare a proxy statement relating to the authorization and approval of this Agreement, the Plan of Merger and the Transactions by the shareholders of the Company by the Requisite Company Vote including a notice convening the Shareholders Meeting in accordance with the Company’s articles of association (such proxy statement and notice, as amended or supplemented, being referred to herein as the “Proxy Statement”). Concurrently with the preparation of the Proxy Statement, the Company, Parent and Merger Sub shall jointly prepare and cause to be filed with the SEC a Rule 13e-3 transaction statement on Schedule 13E-3 relating to the authorization and approval of this Agreement, the Plan of Merger and the Transactions by the shareholders of the Company (such Schedule 13E-3, as amended or supplemented, being referred to herein as the “Schedule 13E-3”). Parent and Merger Sub shall timely furnish all information as the Company may reasonably request in connection with such actions and preparation of the Proxy Statement and the Schedule 13E-3. Each of the Company, Parent and Merger Sub shall use its reasonable best efforts so that the Proxy Statement and the Schedule 13E-3 will comply in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Each of the Company, Parent and Merger Sub shall use its reasonable best efforts to respond promptly to any comments of the SEC with respect to the Proxy Statement and the Schedule 13E-3. Each of Parent and Merger Sub shall provide reasonable assistance and cooperation to the Company in the preparation, filing and distribution of the Proxy Statement, the Schedule 13E-3 and the resolution of comments from the SEC. Upon its receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and the Schedule 13E-3, the Company shall promptly notify Parent and Merger Sub and shall provide Parent with copies of all correspondence between the Company and its representatives, on the one hand, and the SEC and its staff, on the other hand. Prior to filing the Schedule 13E-3 or mailing the Proxy Statement (or in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide Parent and Merger Sub with a reasonable period of time to review and comment on such document or response and (ii) shall consider in good faith all additions, deletions or changes reasonably proposed by Parent in good faith. If at any time prior to the Shareholders Meeting, any information relating to the Company, Parent, Merger Sub or any of their respective Affiliates, officers or directors, is discovered by the Company, Parent or Merger Sub that should be set forth in an amendment or supplement to the Proxy Statement or the Schedule 13E-3 so that the Proxy Statement or the Schedule 13E-3 will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and the Company shall file an appropriate amendment or supplement describing such information with the SEC and, to the extent required by applicable Law, disseminate to the shareholders of the Company. Nothing in this Section 6.01 is intended to restrict or preclude the Company Board or the Special Committee from effecting a Change in the Company Recommendation on the terms and subject to the condition set forth in this Agreement.

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(b)           Each of Parent, Merger Sub and the Company agrees, as to itself and its respective Affiliates or Representatives, that none of the information supplied or to be supplied by Parent, Merger Sub or the Company, as applicable, expressly for inclusion or incorporation by reference in the Proxy Statement, the Schedule 13E-3 or any other documents filed or to be filed with the SEC in connection with the Transactions, will, as of the time such documents (or any amendment thereof or supplement thereto) are mailed to the holders of Shares and at the time of the Shareholders Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of Parent, Merger Sub and the Company further agrees that all documents that such party is responsible for filing with the SEC in connection with the Merger will comply as to form and substance in all material respects with the applicable requirements of the Securities Act, the Exchange Act and any other applicable Laws and that all information supplied by such party for inclusion or incorporation by reference in such document will not contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time, any event or circumstance relating to Parent, Merger Sub or the Company, or their respective officers or directors, should be discovered which should be set forth in an amendment or a supplement to the Proxy Statement or the Schedule 13E-3 so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party discovering such event or circumstance shall promptly inform the other parties and an appropriate amendment or supplement describing such event or circumstance shall be promptly filed with the SEC and disseminated to the shareholders of the Company to the extent required by Law; provided, that prior to such filing, the Company and Parent, as the case may be, shall consult with each other with respect to such amendment or supplement and shall afford the other party and their Representatives a reasonable opportunity to comment thereon.

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Section 6.02      Company Shareholders Meeting.

(a)            The Company shall establish a record date for determining shareholders of the Company entitled to vote at the Shareholders Meeting (the “Record Date”) in consultation with Parent and shall not change such Record Date or establish a different record date for the Shareholders Meeting without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), unless required to do so by applicable Law or the memorandum and articles of association of the Company; and in the event that the date of the Shareholders Meeting as originally called is for any reason adjourned or postponed or otherwise delayed, the Company agrees that the Company shall implement such adjournment or postponement or other delay in such a way that the Company does not establish a new Record Date for the Shareholders Meeting, as so adjourned, postponed or delayed, except as required by applicable Laws or the memorandum and articles of association of the Company or otherwise agreed by Parent in writing. As soon as practicable after the SEC confirms that it has no further comments on the Schedule 13E-3 or that it is not reviewing the Schedule 13E-3, the Company shall mail or cause to be mailed the Proxy Statement to the holders of Shares (and concurrently furnish the Proxy Statement under Form 6-K) as of the Record Date, which meeting the Company shall duly convene and cause to occur as soon as practicable, for the purpose of voting upon the authorization and approval of this Agreement, the Plan of Merger and the Transactions. Subject to Section 6.02(b), without the consent of Parent, the authorization and approval of this Agreement, the Plan of Merger and the Transactions are the only matters (other than procedural matters) that shall be proposed to be voted upon by the shareholders of the Company at the Shareholders Meeting.

(b)           As soon as practicable, the Company shall hold the Shareholders Meeting. Subject to this Section 6.02 and Section 6.04, the Company Board shall recommend to holders of the Shares that they authorize and approve this Agreement, the Plan of Merger and the Transactions, and shall include such recommendation in the Proxy Statement. The Company shall use its reasonable best efforts to solicit from its shareholders proxies in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions, and shall take all other action necessary or advisable to secure the Requisite Company Vote. In the event that subsequent to the date hereof, the Company Board makes a Change in the Company Recommendation or any Superior Proposal is commenced, publicly proposed or disclosed, or otherwise communicated to the Company or any other person, the Company shall nevertheless submit this Agreement, the Plan of Merger and the Transactions, to the holders of the Shares for authorization and approval at the Shareholders Meeting in accordance with this Section 6.02, unless this Agreement shall have been terminated in accordance with its terms prior to the Shareholders Meeting.

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(c)            Notwithstanding Section 6.02(b), the Company may, after consultation in good faith with Parent, and the Company shall, upon written request of Parent, adjourn or recommend the adjournment of the Shareholders Meeting to its shareholders (i) to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the holders of Shares within a reasonable amount of time in advance of the Shareholders Meeting, (ii) as otherwise required by applicable Law, or (iii) if as of the time for which the Shareholders Meeting is scheduled as set forth in the Proxy Statement, there are insufficient Shares represented (in person or by proxy) to constitute a quorum necessary to conduct the business of the Shareholders Meeting. If the Shareholders Meeting is adjourned, the Company shall convene and hold the Shareholders Meeting as soon as reasonably practicable thereafter, subject to the immediately preceding sentence, provided, that the Company shall not recommend to its shareholders the adjournment of the Shareholders Meeting to a date that is less than five (5) Business Days prior to the Long Stop Date.

(d)           Parent may request that the Company adjourn or postpone the Shareholders Meeting for up to ninety (90) days (but in any event no later than five (5) Business Days prior to the Long Stop Date), (i) if as of the time for which the Shareholders Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Shares represented (either in person or by proxy) (A) to constitute a quorum necessary to conduct the business of the Shareholders Meeting or (B) voting in favor of the authorization and approval of this Agreement, the Plan of Merger, and the Transactions to obtain the Requisite Company Vote or (ii) in order to allow reasonable additional time for (A) the filing and mailing of, at the reasonable request of Parent, any supplemental or amended disclosure and (B) such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Shareholders Meeting, in which event the Company shall, in each case, cause the Shareholders Meeting to be postponed or adjourned in accordance with Parent’s request.

Section 6.03      Access to Information.

(a)            From the date hereof until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII and subject to applicable Law and the Confidentiality Agreement, upon reasonable advance notice in writing from Parent, the Company shall (i) provide to Parent (and Parent’s officers, directors, employees, accountants, consultants, financial and legal advisors, agents, financing sources (including potential sources) and other authorized representatives of Parent and such other parties, collectively, “Representatives”) reasonable access during normal business hours to the offices, properties, books and records of any Group Company, (ii) furnish to Parent and its Representatives such existing financial and operating data and other existing information as such persons may reasonably request in writing, and (iii) instruct its and its Subsidiaries’ employees, legal counsel, financial advisors, auditors and other Representatives to reasonably cooperate with Parent and its Representatives in their investigation. Notwithstanding the foregoing, any such investigation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise result in any significant interference with the timely discharge by the employees of the Company or its Subsidiaries of their duties. Nothing in this Agreement shall require the Company or any of its Subsidiaries to give access to or disclose any information to Parent or any of its Representatives if such access or disclosure would (i) violate any Contract entered into prior to the date of this Agreement, applicable Law or Order (provided that the Company shall use its reasonable efforts to cause such information be provided in a manner that would not result in such violation), (ii) jeopardize any attorney-client privilege, work product doctrine or other applicable privilege, or (iii) give a Third Party the right to terminate or accelerate the rights under a Contract entered into prior to the date of this Agreement (provided that the Company shall use its reasonable efforts to cause such information be provided in a manner that would not result in such jeopardy for right to terminate or accelerate).

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(b)           All information provided or made available pursuant to this Section 6.03 to Parent or its Representatives shall be subject to the Confidentiality Agreement.

(c)            No investigation pursuant to this Section 6.03 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

Section 6.04      No Solicitation of Transactions.

(a)            Until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except pursuant to Section 6.04(b), the Company agrees that neither it nor any of its Subsidiaries will, and that it will cause its and its Subsidiaries’ Representatives (including any investment banker, attorney or accountant retained by any Group Company) not to, in each case, directly or indirectly, (i) solicit, initiate, knowingly encourage (including by way of furnishing nonpublic information concerning any Group Company), or take any other action to knowingly facilitate, any inquiries or the making of any proposal or offer (including any proposal or offer to its shareholders) that constitutes, or may reasonably be expected to lead to, any Competing Transaction, (ii) enter into, maintain or continue discussions or negotiations with, or provide any nonpublic information concerning any Group Company to, any Third Party in furtherance of such inquiries or to obtain a proposal or offer for a Competing Transaction, (iii) agree to, approve, endorse, recommend or consummate any Competing Transaction or enter into any letter of intent or Contract (other than an Acceptable Confidentiality Agreement) or commitment contemplating or otherwise relating to, or that may reasonably be expected to lead to, any Competing Transaction, or (iv) grant any waiver, amendment or release under any standstill, confidentiality or similar agreement or Takeover Statutes (and the Company shall promptly take all action necessary to terminate or cause to be terminated any such waiver previously granted with respect to any provision of any such confidentiality, standstill or similar agreement or Takeover Statute and to enforce each such confidentiality, standstill and similar agreement). The Company shall notify Parent as promptly as practicable (and in any event within forty-eight (48) hours), in writing, of any proposal or offer regarding a Competing Transaction, specifying (x) the material terms and conditions thereof (including material amendments or proposed material amendments) and providing, if applicable, copies of any written requests, proposals or offers, including proposed agreements, (y) the identity of the party making such proposal or offer or inquiry or contact, and (z) whether the Company has any intention to provide confidential information to such person. The Company shall keep Parent informed, on a reasonably current basis (and in any event within forty-eight (48) hours of the occurrence of any material changes, developments, discussions or negotiations) of the status and terms of any such proposal, offer, inquiry, contact or request and of any material changes in the status and terms of any such proposal, offer, inquiry, contact or request (including the material terms and conditions thereof). Without limiting the foregoing, the Company shall provide Parent with forty-eight (48) hours prior notice (or such lesser prior notice as is provided to the members of the Company Board or members of the Special Committee) of any meeting of the Company Board or Special Committee at which the Company Board or Special Committee, as applicable, is reasonably expected to consider any Competing Transaction. Except as otherwise provided in this Agreement, the Company shall, and shall cause its Subsidiaries and the Representatives of the Company and its Subsidiaries to, immediately cease and terminate all existing discussions or negotiations with any parties conducted heretofore with respect to a Competing Transaction and immediately revoke or withdraw access of any Third Party to any data room containing any nonpublic information concerning any Group Company and request, and use its reasonable efforts to cause, all such Third Parties to promptly return or destroy all such nonpublic information. The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Third Party subsequent to the date of this Agreement that would prohibit or restrict the Company from providing such information to Parent in accordance with this Section 6.04(a).

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(b)           Notwithstanding anything to the contrary in Section 6.04(a), at any time prior to the receipt of the Requisite Company Vote, following the receipt of an unsolicited, written, bona fide proposal or offer regarding a Competing Transaction that was not obtained in violation of Section 6.04, the Company and its Representatives may, with respect to such proposal or offer and acting only under the direction of the Special Committee:

(i)             contact the person who has made such proposal or offer solely to clarify and understand the terms and conditions thereof to the extent the Special Committee shall have determined in good faith that such contact is necessary to determine whether such proposal or offer constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal;

(ii)           provide information in response to the request of the person who has made such proposal or offer, if and only if, prior to providing such information, the Company has received from the person so requesting such information an executed Acceptable Confidentiality Agreement, provided, that the Company shall concurrently make available to Parent any information concerning the Company and the Subsidiaries that is provided to any such person and that was not previously made available to Parent or its Representatives; and

(iii)         engage or participate in any discussions or negotiations with the person who has made such proposal or offer;

provided, that prior to taking any actions described in clause (ii) or (iii) above, the Special Committee has (A) determined, in its good faith judgment, after consultation with its financial advisor and outside legal counsel, that such proposal or offer constitutes or would reasonably be expected to result in a Superior Proposal, (B) determined, in its good faith judgment, after consultation with its financial advisor and outside legal counsel, that, in light of such Superior Proposal, failure to take such action would be inconsistent with the fiduciary duties of the Company Board under applicable Law, and (C) provided prior written notice to Parent.

(c)            Except as set forth in Section 6.04(d), neither the Company Board nor any committee thereof shall (i) (A) change, withhold, withdraw (or not continue to make), qualify or modify (or publicly propose to change, withhold, withdraw (or not continue to make), qualify or modify), in a manner adverse to Parent or Merger Sub, the Company Recommendation, (B) fail to make the Company Recommendation or fail to include the Company Recommendation in the Proxy Statement, (C) adopt, approve or recommend, or publicly propose to adopt, approve or recommend to the shareholders of the Company, a Competing Transaction, (D) if a tender offer or exchange offer that constitutes a Competing Transaction is commenced, (x) fail to publicly recommend against acceptance of such tender offer or exchange offer by the Company shareholders (including, for these purposes, by disclosing that it is taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer), provided, that a customary “stop, look and listen” communication by the Company Board pursuant to Rule 14d-9(f) of the Exchange Act or a statement that the Company Board has received and is currently evaluating such Competing Transaction shall not be prohibited, or (y) fail to publicly reaffirm the Company Recommendation, in each case of (x) and (y) within ten (10) Business Days after Parent so requests in writing, or (E) fail to recommend against any Competing Transaction subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within ten (10) Business Days after the commencement of such Competing Transaction (any of the foregoing, a “Change in the Company Recommendation”), or (ii) cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other or similar document or Contract with respect to any Competing Transaction other than an Acceptable Confidentiality Agreement entered into in compliance with Section 6.04(b) (an “Alternative Acquisition Agreement”).

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(d)           Notwithstanding anything to the contrary set forth in this Agreement, from the date of this Agreement and at any time prior to the receipt of the Requisite Company Vote, if the Company has received a bona fide written proposal or offer with respect to a Competing Transaction which was not withdrawn and which was not obtained in violation of Section 6.04 and the Company Board (in its good faith judgment acting upon the unanimous recommendation of the Special Committee) or the Special Committee (after consultation with its financial advisor and outside legal counsel) determines that such proposal or offer constitutes a Superior Proposal and failure to make a Change in the Company Recommendation with respect to such Superior Proposal would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, the Company Board (upon the recommendation of the Special Committee) or the Special Committee may, (A) effect a Change in the Company Recommendation or (B) with respect to such Superior Proposal, authorize the Company to terminate this Agreement in accordance with Section 8.03(c) and enter into an Alternative Acquisition Agreement, but only (i) if the Company shall have complied with the requirements of Section 6.04(a) and Section 6.04(b) with respect to such proposal or offer; (ii) after (A) providing at least five (5) Business Days’ (the “Superior Proposal Notice Period”) written notice to Parent (a “Notice of Superior Proposal”) advising Parent that the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal (and providing any proposed agreements related thereto), identifying the person making such Superior Proposal and indicating that the Company Board intends to effect a Change in the Company Recommendation or authorize the Company to terminate this Agreement in accordance with Section 8.03(c) and the manner in which it intends (or may intend) to do so, it being understood that the Notice of Superior Proposal or any amendment or update thereto or the determination to so deliver such notice shall not constitute a Change in the Company Recommendation, (B) negotiating with and causing its financial and legal advisors to negotiate with Parent, Merger Sub and their respective Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement and the Financing, so that such Third Party proposal or offer would cease to constitute a Superior Proposal, and (C) permitting Parent and its Representatives to make a presentation to the Company Board and the Special Committee regarding this Agreement, the Financing and any adjustments with respect thereto (to the extent Parent desires to make such presentation); provided that any material modifications to such Third Party proposal or offer that the Company Board has determined to be a Superior Proposal shall be deemed a new Superior Proposal and the Company shall be required to again comply with the requirements of this Section 6.04, provided, further, that with respect to the new written notice to Parent, the Superior Proposal Notice Period shall be deemed to be a three (3) Business Day period rather than the five (5) Business Day period first described above; and (iii) following the end of such five (5) Business Day period or three (3) Business Day period (as applicable), the Company Board shall have determined, in its good faith judgment upon the unanimous recommendation of the Special Committee (after consultation with its financial advisor and outside legal counsel), that taking into account any changes to this Agreement and the Financing proposed by Parent and Merger Sub in response to the Notice of Superior Proposal or otherwise, that the proposal or offer with respect to the Competing Transaction giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal. None of the Company, the Company Board or any committee of the Company Board shall enter into any Contract with any Third Party to limit or not to give prior notice to Parent of its intention to effect a Change in the Company Recommendation.

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(e)            Nothing contained in this Section 6.04 shall be deemed to prohibit the Company, the Company Board or the Special Committee from (i) complying with its disclosure obligations under U.S. federal or state or non-U.S. Law with regard to a Competing Transaction, including taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer); provided, that any such disclosure (other than a “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or a statement that the Company Board or the Special Committee, as applicable, has received and is currently evaluating such Competing Transaction) that does not include an express rejection of any applicable Competing Transaction or an express reaffirmation of its recommendation in favor of the Transactions shall be deemed to be a Change in the Company Recommendation, or (ii) making any “stop-look-and-listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act.

(f)            Prior to the termination of this Agreement pursuant to Article VIII, the Company shall not submit to the vote of its shareholders any Competing Transaction or enter into any Alternative Acquisition Agreement or propose to do so. Except as permitted by this Section 6.04, the Company Board shall not effect a Change in the Company Recommendation. Without limiting the generality of the foregoing, unless this Agreement has been terminated in accordance with Section 8.03, this Agreement shall be submitted to the shareholders of the Company at the Shareholders Meeting whether or not (A) a Change in the Company Recommendation shall have occurred and/or (B) any Competing Transaction shall have been publicly proposed or announced or otherwise submitted to the Company or any of its advisors.

(g)           Notwithstanding anything in this Section 6.04 to the contrary, prior to the time, but not after, the Requisite Company Vote is obtained, the Company Board (acting at the recommendation of the Special Committee), or the Special Committee, may make a Change in the Company Recommendation and/or terminate this Agreement for a reason unrelated to a Competing Transaction if (i) the Company Board (acting at the recommendation of the Special Committee) or the Special Committee determines, in good faith (after consultation with its financial advisor and outside legal counsel) that, in light of an Intervening Event, failure to make a Change in the Company Recommendation and/or terminate this Agreement would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; (ii) the Company notifies the Parent in writing, at least five (5) Business Days in advance, that it intends to effect a Change in the Company Recommendation and/or termination of this Agreement in connection with such Intervening Event, which notice shall specify the nature of the Intervening Event in reasonable detail; (iii) after providing such notice and prior to making such Change in the Company Recommendation in connection with such Intervening Event, the Company shall negotiate in good faith with Parent during such five (5) Business Day period (to the extent that Parent desires to negotiate) to make such revisions to the terms of this Agreement as would permit the Company Board not to effect a Change in the Company Recommendation or termination of this Agreement in connection with such Intervening Event; and (iv) the Company Board shall have considered in good faith any changes to this Agreement and shall have again determined, acting at the direction of the Special Committee, in good faith, taking into account any changes to this Agreement proposed in writing by the Parent Group in response to the aforementioned notice, that it would continue to be inconsistent with the Company Board’s fiduciary duties under applicable Law not to effect the Change in the Company Recommendation or termination of this Agreement in light of the Intervening Event.

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(h)           The Company shall promptly inform its Representatives of the obligations applicable to such Representatives in this Section 6.04.

Section 6.05      Directors’ and Officers’ Indemnification and Insurance.

(a)            The indemnification, advancement and exculpation provisions of the indemnification agreements by and between the Company and its directors and certain executive officers as in effect at the Effective Time shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of the current or former directors or officers of the Company or any of its Subsidiaries. The Surviving Company and its Subsidiaries shall (and Parent shall cause the Surviving Company and its Subsidiaries to) honor and fulfill in all respects the obligations of the Group Companies under (i) any indemnification, advancement of expenses and exculpation provision set forth in any memorandum and articles of association or comparable organizational documents of the Company or any of its Subsidiaries as in effect on the date of this Agreement, and (ii) all indemnification agreements between the Company or any of its Subsidiaries and any Indemnified Party. The memorandum and articles of association of the Surviving Company shall contain provisions no less favorable to the intended beneficiaries with respect to exculpation and indemnification of liability and advancement of expenses than are set forth in the memorandum and articles of association of the Company as in effect on the date hereof, and Parent shall cause such provisions not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by Law. From and after the Effective Time, any agreement of any Indemnified Party with the Company or any of its Subsidiaries regarding exculpation or indemnification of liability or advancement of expenses shall be assumed by the Surviving Company, shall survive the Merger and shall continue in full force and effect in accordance with its terms.

(b)           The Surviving Company shall, and Parent shall cause the Surviving Company to, maintain in effect for six (6) years from the Effective Time the current directors’ and officers’ liability insurance policies maintained by the Company with respect to matters occurring prior to the Effective Time, including acts or omissions occurring in connection with this Agreement and the consummation of the Transactions (the parties covered thereby, the “Indemnified Parties”) on terms with respect to coverage and amount no less favorable to the Indemnified Parties than those in effect as of the Effective Time; provided, however, that the Surviving Company may substitute therefor policies of at least the same coverage containing terms, conditions, retentions and limits of liability that are no less favorable than those provided under the Company’s current policies; provided, further, that in no event shall the Surviving Company be required to expend pursuant to this Section 6.05(b) more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance (the “Maximum Annual Premium”), and if the cost of such insurance policy exceeds such amount, then the Surviving Company shall obtain a policy with the greatest coverage for a cost not exceeding such amount. In lieu of maintaining the directors’ and officers’ liability insurance policies contemplated by this Section 6.05(b), the Company may and, at Parent’s request, the Company shall, purchase a six (6)-year “tail” prepaid policy prior to the Effective Time on terms, conditions, retentions and limits of liability no less advantageous to the Indemnified Parties than the existing directors’ and officers’ liability insurance maintained by the Company so long as the annual cost of such policy does not exceed the Maximum Annual Premium. If such “tail” prepaid policies have been obtained by the Company prior to the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder, and all other obligations of Parent or Surviving Company under this Section 6.05(b) shall terminate.

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(c)            Subject to the terms and conditions of this Section 6.05, from and after the Effective Time, the Surviving Company shall comply, and Parent shall cause the Surviving Company to comply, with all of the Company’s obligations, and each of the Surviving Company and Parent shall cause its Subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) (i) the Indemnified Parties against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with (x) the fact that an Indemnified Party is or was a director, officer or employee of the Company or any of its Subsidiaries or (y) any acts or omissions occurring or alleged to have occurred (including acts or omissions with respect to the approval of this Agreement or the Transactions or arising out of or pertaining to the Transactions and actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party) prior to or at the Effective Time, to the extent provided under the Company’s or such Subsidiaries’ respective organizational and governing documents or agreements in effect on the date hereof (true and complete copies of which shall have been delivered to Parent prior to the date hereof) and to the fullest extent permitted by the CICL or any other applicable Law, provided, that such indemnification shall be subject to any limitation imposed from time to time under applicable Law; and (ii) such persons against any and all Damages arising out of acts or omissions in such persons’ official capacity as an officer, director or other fiduciary in the Company or any of its Subsidiaries if such service was at the request or for the benefit of the Company or any of its Subsidiaries.

(d)           In the event the Company or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or the Surviving Company, as the case may be, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 6.05.

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(e)            The agreements and covenants contained in this Section 6.05 shall be in addition to any other rights an Indemnified Party may have under the memorandum and articles of association of the Company or any of its Subsidiaries (or equivalent constitutional documents), or any agreement between an Indemnified Party and the Company or any of its Subsidiaries, under the CICL or other applicable Law, or otherwise. The provisions of this Section 6.05 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a Third Party beneficiary of the provisions of this Section 6.05. The obligations of Parent and the Surviving Company under this Section 6.05 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party without the consent of such Indemnified Party.

(f)            Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy or other agreement that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.05 is not prior to or in substitution for any such claims under any such policies.

Section 6.06      Notification of Certain Matters.

Subject to applicable Law and the requirements of this Agreement, each of the Company and Parent shall promptly notify the other in writing of:

(a)            any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Transactions;

(b)           any notice or other communication from any Governmental Authority in connection with the Transactions;

(c)            any Actions commenced or, to the knowledge of the Company or the knowledge of Parent, threatened against the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed by such party pursuant to any of such party’s representations and warranties contained herein, or that relate to such party’s ability to consummate the Transactions; and

(d)           a breach of any representation or warranty or failure to perform any covenant or agreement set forth in this Agreement on the part of such party having occurred that would cause the conditions set forth in Section 7.01, Section 7.02 or Section 7.03 not to be satisfied;

together, in each case, with a copy of any such notice, communication or Action; provided, that the delivery of any notice pursuant to this Section 6.06 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice; provided further, that failure to give prompt notice pursuant to Section 6.06(d) shall not constitute a failure of a condition to the Merger set forth in Article VII except to the extent that the underlying breach of a representation or warranty or failure to perform any covenant or agreement not so notified would, standing alone, constitute such a failure.

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Section 6.07      Financing.

(a)            Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use its reasonable best efforts to (i) obtain the Debt Financing on the terms and conditions described in the Debt Commitment Letter or on other terms not materially less favorable to Parent and Merger Sub, (ii) maintain in effect the Debt Commitment Letter until the Transactions are consummated, and (iii) satisfy, or cause to be satisfied, on a timely basis all conditions to the closing of and funding under the Debt Commitment Letter applicable to Parent or Merger Sub that are within its control; provided, that Parent or Merger Sub may amend or modify the Debt Commitment Letter, or elect to replace all or any portion of the Debt Financing with alternative debt financing (the “Alternative Financing”), in each case so long as (A) the aggregate proceeds of the Debt Financing (as amended or modified) and/or the Alternative Financing, together with the aggregate proceeds of the Equity Financing and the cash and other sources of funds immediately available to Parent, Merger Sub and the Company, will be sufficient for Parent and the Surviving Company to pay (x) the Merger Consideration, and (y) any other amounts required to be paid in connection with the consummation of the Transactions on the terms and conditions contemplated hereby, including all related fees and expenses associated therewith that are payable at the Effective Time, and (B) such amendment or modification or the Alternative Financing would not prevent, materially delay or materially impede or impair the ability of Parent and Merger Sub to consummate the Transactions. Parent shall deliver to the Company true and complete copies of all Contracts or other arrangements pursuant to which any alternative sources have committed to provide the Alternative Financing (the “Alternative Financing Documents”), except for engagement letters and fee letters, as soon as practicable after execution thereof. In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter and to the extent is not replaced by the Alternative Financing, Parent shall promptly notify the Company.

(b)           Notwithstanding anything to the contrary contained in this Agreement, nothing contained in Section 6.07(a) shall require, and in no event shall the reasonable best efforts of Parent or Merger Sub be deemed or construed to require, either Parent or Merger Sub to (i) bring any enforcement action against any source of Debt Financing or Alternative Financing to enforce its respective rights under the Debt Commitment Letter or, if applicable, the Alternative Financing Documents, or (ii) pay any fees in excess of, or agree to “market flex” provisions less favorable to Parent, Merger Sub or the Surviving Company (or any of their Affiliates) than, those contemplated by the Debt Commitment Letter or, if applicable, the Alternative Financing Documents (in each case, whether to secure waiver of any conditions contained therein or otherwise).

(c)            Subject to the terms and conditions of this Agreement, Parent and Merger Sub agree not to amend, modify or waive any provision of the Financing Documents without the prior written consent of the Company, if such amendment, modification or waiver reduces (or would reduce) the aggregate amount of the Financing or imposes new or additional conditions or otherwise expands, amends or modifies the conditions to the Financing (in each case) in a manner that would reasonably be expected to prevent or materially delay the ability of Parent or Merger Sub to consummate the Transactions in accordance with the terms of this Agreement. Parent shall give the Company prompt notice (i) upon becoming aware of any breach of any provision of, or termination by any party to, the Financing Documents or (ii) upon the receipt of any written notice from any person with respect to any threatened breach or threatened termination of the Financing Documents.

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(d)           Prior to the Closing, the Company agrees to provide, and shall cause each of its Subsidiaries and each of their respective Representatives to provide, to Parent and Merger Sub, such assistance and cooperation as may be necessary or appropriate or otherwise reasonably requested by Parent or its Representatives in connection with the Debt Financing or Alternative Financing and the Transactions, including (i) participation in meetings, presentations, due diligence sessions, road shows, sessions with rating agencies and other meetings, including arranging for reasonable direct contact between senior management, representatives and advisors of the Company or its Subsidiaries with Representatives of Parent and any sources or potential sources of the Debt Financing or Alternative Financing, (ii) assisting in the preparation of offering memoranda, private placement memoranda, bank information memoranda, prospectuses, rating agency presentations, other marketing documents and similar documents reasonably requested by Parent or its Representatives in connection with the Debt Financing or Alternative Financing (including obtaining consents of accountants for use of their reports in any materials relating to the Debt Financing or Alternative Financing and delivery of one or more customary representation letters), (iii) as promptly as practicable, furnishing Parent and any sources or potential sources of the Debt Financing or Alternative Financing with financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by Parent or any sources or potential sources of the Debt Financing or Alternative Financing (the “Required Information”) and directing the Company’s independent accountants to provide assistance and cooperation in connection therewith to Parent and any sources or potential sources of the Debt Financing or Alternative Financing, (iv) reasonably cooperating with advisors, consultants and accountants of Parent or any sources or potential sources of the Debt Financing or Alternative Financing with respect to the conduct of any examination, appraisal or review of the financial condition or any of the assets or liabilities of the Company or any of its Subsidiaries, including for the purpose of establishing collateral eligibility and values, (v) assisting in the preparation of one or more credit agreements, note purchase agreements, indentures or other instruments, as well as any pledge and security documents, and other definitive financing documents, collateral filings or other certificates or documents as may be requested by Parent and otherwise facilitating the pledging of collateral, (vi) (A) to the extent not prohibited by applicable Laws, granting of guaranty, security or pledging of collateral and (B) executing and delivering any guaranty, pledge and security documents, commitment letters, certificates and other definitive financing documents (the “Definitive Debt Documents”), provided, that any collateral pledged or security granted by the Company or any of its Subsidiaries under, and any obligations of the Company or any of its Subsidiaries under, any Definitive Debt Documents to which it is a party shall be contingent upon the occurrence of the Effective Time, (vii) taking all actions reasonably necessary to (A) permit prospective sources of the Debt Financing or Alternative Financing to evaluate the Company’s or any of its Subsidiaries’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements, provided, that the information provided in connection therewith to such prospective sources shall be subject to the terms of the Confidentiality Agreement, and (B) establish bank and other accounts, blocked account agreements and lock box arrangements for the purpose of establishing collateral arrangements, (viii) furnishing Parent, Merger Sub and their respective Representatives, as well as any prospective sources of the Debt Financing or Alternative Financing, promptly (and, if Parent shall have requested, in writing, such information from the Company at least fifteen (15) Business Days prior to the Closing, then in any event at least ten (10) Business Days prior to the Closing) with all documentation and other information required with respect to the Debt Financing or Alternative Financing under applicable “know your customer” and anti-money laundering rules and regulations, provided, that the information provided to such prospective sources shall be subject to the terms of the Confidentiality Agreement, (ix) obtaining any necessary rating agencies’ confirmation or approval of the Debt Financing or Alternative Financing, and (x) taking all corporate and other actions reasonably necessary to permit the consummation of the Debt Financing or Alternative Financing, including the execution and delivery of any other certificates, instruments or documents contemplated by the Debt Financing or Alternative Financing and reasonably requested by Parent and to permit the proceeds thereof to be made available at Closing to consummate the Transactions. Neither the Company nor any of its Subsidiaries shall be required to (x) pay any commitment or similar fee prior to the Effective Time or (y) commit to taking any action that is not contingent upon the Closing (including entry into any agreement) or would be effective prior to the Effective Time, in each case to the extent such action would subject it to actual or potential liability in connection with the Debt Financing or Alternative Financing. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing or Alternative Financing.

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(e)            Parent shall, upon the termination of this Agreement in accordance with its terms, promptly upon request by the Company in writing, reimburse the Company for all reasonable and documented out-of-pocket costs to the extent incurred by the Company or its Subsidiaries in connection with any cooperation provided pursuant to this Section 6.07 and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives for and against any and all liabilities, expenses or losses actually suffered or incurred by them arising from the arrangement of the Financing and any information utilized in connection therewith (other than information provided in writing by or on behalf of the Company or its Subsidiaries), except in the event such liabilities, expenses or losses arose out of or resulted from (x) the fraud, gross negligence, recklessness or willful misconduct of the Company, its Subsidiaries or any of their respective Representatives or (y) untrue statements of material facts or misleading statements resulting from the omission of material facts in written historical information provided by or on behalf of the Company or its Subsidiaries specifically for use in connection with the Debt Financing (or any Alternative Financing obtained in accordance with Section 6.07(a)).

(f)            Nothing in this Section 6.07 or any other provision of this Agreement shall require, and in no event shall the “reasonable best efforts” of Parent or Merger Sub be deemed or construed to require, Parent or Merger Sub to waive any term or condition of this Agreement.

Section 6.08      Further Action.

(a)            On the terms and subject to the conditions of this Agreement, each of the parties hereto and their respective Representatives shall (i) make promptly its respective filings, and thereafter make any other required submissions, with each relevant Governmental Authority with jurisdiction over enforcement of any applicable antitrust or competition Laws with respect to the Transactions, and coordinate and cooperate fully with the other parties in exchanging such information and providing such assistance as the other parties may reasonably request in connection therewith (including (A) obtaining consent (such consent not to be unreasonably withheld, conditioned or delayed) from the other parties promptly before making any substantive communication (whether verbal or written) with any Governmental Authority in connection with such filings or submissions, (B) permitting the other parties to review in advance, and consulting with the other parties on, any proposed filing, submission or communication (whether verbal or written) by such party to any Governmental Authority, and (C) giving the other parties the opportunity to attend and participate at any meeting with any Governmental Authority in respect of any filing, investigation or other inquiry); and (ii) cooperate with the other parties hereto and, subject to Section 6.08(b) and Section 6.08(c) use its reasonable best efforts, and cause its Subsidiaries to use their respective reasonable best efforts, to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions, including employing such resources as are necessary to obtain the Requisite Regulatory Approvals.

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(b)           In furtherance and not in limitation of the covenants of the parties contained herein and subject to Section 6.08(c), if (i) any objections are asserted with respect to the Transactions under any Law or if any suit is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private party challenging any of the Transactions as violating any Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby, or (ii) any Party is notified by any Governmental Authority after the date of this Agreement of any Additional Requisite Regulatory Approval required to be obtained with respect to the Transactions, each of Parent, Merger Sub and the Company shall use its reasonable best efforts to resolve any such objections or suits or obtain such Requisite Regulatory Approval so as to permit consummation of the Transactions.

(c)            Each party hereto shall, upon reasonable request by any other party, furnish such other party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Schedule 13E-3, or any other statement, filing, notice or application made by or on behalf of Parent, Merger Sub, the Company or any of their respective Subsidiaries to any Third Party or any Governmental Authority (if any) in connection with the Transactions.

Section 6.09      Obligations of Merger Sub.

Parent shall cause Merger Sub to perform its obligations under this Agreement and to consummate the Transactions on the terms and subject to the conditions set forth in this Agreement.

Section 6.10      Participation in Litigation.

Prior to the Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of any Actions commenced or, to the knowledge of the Company on the one hand and the knowledge of Parent on the other hand, threatened against such party or its directors which relate to this Agreement and the Transactions. The Company shall give Parent the opportunity to participate in the defense or settlement of any shareholder Action against the Company or its directors relating to this Agreement or the Transactions, and no such Action shall be settled without Parent’s prior written consent.

Section 6.11      Resignations.

On the Closing Date, the Company shall cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of such directors of the Company designated as “independent non-executive directors” in the Company SEC Reports, which shall include a waiver and release of any claims against any Group Company, subject to customary exceptions.

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Section 6.12      Public Announcements.

The press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and Parent. Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the Transactions and, except in respect of any such press release, communication, other public statement, press conference or conference call as may be required by applicable Law or rules and policies of Nasdaq, shall not issue any such press release, have any such communication, make any such other public statement or schedule any such press conference or conference call prior to obtaining the consent (not to be unreasonably withheld) of such other party. The Company shall not be required to obtain the prior agreement of Parent with respect to any public announcement of the receipt and existence of a Competing Proposal and matters related thereto, or a Change in the Company Recommendation, in each case made in compliance with Section 6.04. This Section 6.12 shall terminate upon a Change in the Company Recommendation.

Section 6.13      Stock Exchange Delisting.

The Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions reasonably necessary, proper or advisable under applicable Laws and rules and policies of Nasdaq to enable the delisting of the Shares and ADSs from Nasdaq and the deregistration of the Shares and ADSs under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.14      Takeover Statutes.

If any Takeover Statute is or may become applicable to any of the Transactions, the parties hereto shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to any of the Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement, including all actions to eliminate or lawfully minimize the effects of such Takeover Statute on the Transactions.

Section 6.15      Actions Taken at Direction of Parent or Merger Sub.

Notwithstanding any other provision of this Agreement to the contrary, the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, including, without limitation, Article III, Article V or this Article VI hereof, if the alleged breach results from an action or inaction by the Company specifically directed or approved by Parent, Merger Sub, the Management Members (in their capacity as executive officers), regardless of whether there is any approval by or direction from the Company Board or the Special Committee.

Section 6.16      No Amendment to Parent Group Contracts.

Without the Company’s prior written consent, Parent and Merger Sub shall not enter into any Contract or amend, modify, withdraw or terminate any Parent Group Contract or waive any rights thereunder, in each case, in a manner that would (i) result in a decrease in the number of the Rollover Shares of the Rollover Shareholders, other than as provided in the Support Agreement, or (ii) individually or in the aggregate, prevent or materially delay the ability of Parent or Merger Sub to consummate the Merger and the other Transactions or (iii) be adverse to the rights of the Company to enforce certain terms thereof as a third party beneficiary.

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Section 6.17      Cayman Islands Stock Exchange Delisting.

The Company shall use reasonable best efforts to take all actions reasonably necessary, proper or advisable under applicable Laws and rules and policies of the Cayman Islands Stock Exchange to enable the delisting of the ADSs from the Cayman Islands Stock Exchange as promptly as practicable after the Effective Time.

Section 6.18      Available Cash.

The Company shall perform all reasonable actions and things necessary to ensure that, upon written request of Parent at least five (5) Business Days prior to the proposed Closing Date, deposit, or cause to be deposited at or prior to the Effective Time, all or any portion (as requested by Parent) of the Available Cash with the Paying Agent as a source of funds for the payment of any portion of (i) the Merger Consideration, and/or (ii) the fees and expenses payable by Parent and Merger Sub in connection with the Merger and the other Transactions, provided that (i) any failure by the Company to deposit or cause to be deposited all or any portion of the Available Cash pursuant to this Section 6.18 shall not constitute a breach of any agreement or covenant herein and shall not give rise to a failure of any condition to Parent’s or Merger Sub’s obligation to consummate the Merger (including those set forth in Section 7.02(b)) to be satisfied, (ii) the Company and its Subsidiaries shall have no liability to Parent or Merger Sub to pay any Company Termination Fee or other damages solely by reason of the Company’s failure to deposit or cause to be deposited all or any portion of the Available Cash pursuant to this Section 6.18 for any reason, (iii) the Company shall not be obligated to deposit or cause to be deposited any portion of the Available Cash pursuant to this Section 6.18 to the extent the deposit thereof would render any Group Company, or the Group Companies on a consolidated basis, to be insolvent, and (iv) Parent shall cause the Paying Agent to immediately refund and deliver to the Company all of the Available Cash deposited with the Paying Agent if the Effective Time shall have not occurred within three (3) Business Days following such deposit by the Company.

Article VII

CONDITIONS TO THE MERGER

Section 7.01      Conditions to the Obligations of Each Party.

The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) of the following conditions on or prior to the Closing Date:

(a)            Shareholder Approval. This Agreement, the Plan of Merger and the Transactions shall have been authorized and approved by holders of Shares constituting the Requisite Company Vote at the Shareholders Meeting in accordance with the CICL and the Company’s memorandum and articles of association.

(b)           No Injunction. (i) No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or award, writ, injunction, determination, rule, regulation, judgment, decree or executive order (an “Order”), whether temporary, preliminary or permanent, which is then in effect or is pending, proposed or threatened, and (ii) no Action, in each case, that has or would have the effect of enjoining, restraining, prohibiting or otherwise making illegal the consummation of the Merger.

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(c)            Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and be in full force and effect.

Section 7.02      Additional Conditions to the Obligations of Parent and Merger Sub.

The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) of the following additional conditions on or prior to the Closing Date:

(a)            Representations and Warranties. (i) Other than the representations and warranties of the Company contained in Section 3.01, Section 3.03(a), Section 3.03(b), Section 3.03(e), Section 3.04, Section 3.06(a) and Section 3.09, the representations and warranties of the Company contained in this Agreement (without giving effect to any qualification as to “materiality,” “Company Material Adverse Effect” or any similar standard or qualification set forth therein) shall be true and correct as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), except where the failure of such representations and warranties of the Company to be so true and correct do not, and would not be reasonably expected to, constitute a Company Material Adverse Effect, (ii) the representations and warranties set forth in Section 3.01, Section 3.03(b), Section 3.03(e), Section 3.04 and Section 3.06(a), shall be true and correct in all material respects as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), and (iii) the representations and warranties set forth in Section 3.03(a) and Section 3.09 shall be true and correct in all respects (except, solely with respect to Section 3.03(a), for de minimis inaccuracies) as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time).

(b)           Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)            Dissenting Shareholders. The holders of no more than 10% of the Shares shall have validly served and not validly withdrawn a notice of dissent under Section 238(5) of the CICL.

(d)           Officer Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by a senior executive officer of the Company, certifying as to the satisfaction of the conditions specified in Section 7.02(a), Section 7.02(b), Section 7.02(c) and Section 7.02(e).

(e)            No Material Adverse Effect. No Company Material Adverse Effect shall have occurred since the date of this Agreement and is continuing.

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Section 7.03      Additional Conditions to the Obligations of the Company.

The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) of the following additional conditions on or prior to the Closing Date:

(a)            Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct (without giving effect to any qualification as to “materiality” or similar standard or qualification set forth therein) as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), except where the failure of such representations and warranties of Parent and Merger Sub to be so true and correct, individually or in the aggregate, have not, and would not reasonably be expected to, prevent, materially delay or materially impede or impair the ability of Parent and Merger Sub to consummate the Transactions.

(b)           Agreements and Covenants. Each of Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)            Officer Certificate. Parent shall have delivered to the Company a certificate, dated the date of the Closing, signed by an executive officer of Parent, certifying as to the satisfaction of the conditions specified in Section 7.03(a) and Section 7.03(b).

Section 7.04      Frustration of Closing Conditions.

Prior to the Long Stop Date, none of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Article VII to be satisfied if such failure was caused by such party’s failure to act in good faith to comply with this Agreement and consummate the Transactions.

Article VIII

TERMINATION

Section 8.01      Termination by Mutual Consent.

This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by mutual written consent of Parent and the Company with the approval of their respective boards of directors (or in the case of the Company, acting at the direction of the Special Committee).

Section 8.02      Termination by Either the Company or Parent.

This Agreement may be terminated by either the Company (acting at the direction of the Special Committee) or Parent at any time prior to the Effective Time, if:

(a)            the Effective Time shall not have occurred on or before March 31, 2023, which shall be extended (i) by up to six (6) months upon mutual agreement of the Parent and the Company (acting at the direction of the Special Committee) on or prior to March 31, 2023, or (ii) automatically by three (3) months or such shorter period provided in the definitive agreement with respect to the Debt Financing or Alternative Financing (if applicable) in the event that Parent enters into one such agreement on or prior to March 31, 2023 (such date as may be extended pursuant to this Section 8.02(a), the “Long Stop Date”); or

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(b)           any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any final and non-appealable Order, or taken any other final and non-appealable action, which has the effect of making consummation of the Transactions illegal or otherwise preventing or prohibiting consummation of the Transactions; or

(c)            the Requisite Company Vote shall not have been obtained at the Shareholders Meeting duly convened therefor and concluded or at any adjournment thereof;

provided, that the right to terminate this Agreement pursuant to this Section 8.02 shall not be available to any party whose failure to fulfill any of its obligations under this Agreement has been a primary cause of, or resulted in, the failure of the applicable condition(s) being satisfied.

Section 8.03      Termination by the Company.

This Agreement may be terminated by the Company (acting at the direction of the Special Committee) at any time prior to the Effective Time, if:

(a)            a breach of any representation, warranty, agreement or covenant of Parent or Merger Sub set forth in this Agreement shall have occurred, which breach (i) would give rise to the failure of a condition set forth in Section 7.01 or Section 7.03 and as a result of such breach, such condition would not be capable of being satisfied prior to the Long Stop Date, and (ii) is incapable of being cured or, if capable of being cured, is not cured by Parent or Merger Sub, as applicable, within thirty (30) days following receipt of written notice of such breach from the Company (or, if the Long Stop Date is less than thirty (30) calendar days from the date of receipt of such notice, by the Long Stop Date); provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.03(a) if the Company is then in breach of any representations, warranties, agreements or covenants of the Company hereunder that would give rise to the failure of a condition set forth in Section 7.01 or Section 7.02;

(b)           (i) all of the conditions set forth in Section 7.01 and Section 7.02 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied, (ii) the Company has delivered to Parent an irrevocable written notice confirming that all of the conditions set forth in Section 7.03 have been satisfied (or that the Company is waiving any unsatisfied conditions in Section 7.03) and that it is ready, willing and able to consummate the Closing and (iii) Parent and Merger Sub fail to complete the Closing within fifteen (15) Business Days following the later of (x) date on which the Closing should have occurred pursuant to Section 1.02 and (y) the date on which the foregoing notice is delivered to Parent;

(c)            prior to the receipt of the Requisite Company Vote, (i) the Company Board (acting upon unanimous recommendation of the Special Committee) or the Special Committee (acting upon unanimous vote and to the extent it is within the authority of the Special Committee) shall have authorized the Company to terminate this Agreement and enter into an Alternative Acquisition Agreement with respect to a Superior Proposal pursuant to Section 6.04(d) and (ii) the Company concurrently with the termination of this Agreement enters into the Alternative Acquisition Agreement with respect to the Superior Proposal referred to in the foregoing clause (i); provided, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.03(c) unless the Company has (A) complied with the requirements of Section 6.04 in all material respects (provided that any immaterial non-compliance shall not adversely affect Parent or Merger Sub), and (B) complies with Section 8.06 and pays in full the Company Termination Fee prior to or concurrently with taking any action pursuant to this Section 8.03(c); or

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(d)           pursuant to Section 6.04(g), provided the Company shall pay the Company Termination Fee payable pursuant to Section 8.06 prior to or concurrently with such termination.

Section 8.04      Termination by Parent.

This Agreement may be terminated by Parent at any time prior to the Effective Time, if:

(a)            a breach of any representation, warranty, agreement or covenant of the Company set forth in this Agreement shall have occurred, which breach (i) would give rise to the failure of a condition set forth in Section 7.01 or Section 7.02 and as a result of such breach, such condition would not be capable of being satisfied prior to the Long Stop Date and (ii) is incapable of being cured or, if capable of being cured, is not cured by the Company within thirty (30) days following receipt of written notice of such breach from Parent or Merger Sub, as applicable (or, if the Long Stop Date is less than thirty (30) calendar days from the date of receipt of such notice, by the Long Stop Date); provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.04(a) if either Parent or Merger Sub is then in breach of any representations, warranties or covenants of Parent or Merger Sub hereunder that would give rise to the failure of a condition set forth in Section 7.01 or Section 7.03; or

(b)           the Company Board or the Special Committee shall have effected a Change in the Company Recommendation.

Section 8.05      Effect of Termination.

In the event of the termination of this Agreement pursuant to Article VIII, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto (or any Representative of such party) or any Debt Financing Provider; provided, that the terms of Section 6.03(b), Section 6.07(e), Section 6.12, Articles VIII and IX shall survive any termination of this Agreement.

Section 8.06      Termination Fee.

(a)            In the event that:

(i)             (A) a bona fide proposal or offer with respect to a Competing Transaction shall have been made, proposed or communicated (and not withdrawn), after the date hereof and prior to the Shareholders Meeting (or prior to the termination of this Agreement if there has been no Shareholders Meeting), (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by the Company or Parent pursuant to Section 8.02(a) or Section 8.02(c), and (C) within twelve (12) months after the termination of this Agreement, the Company or any of its Subsidiaries consummates, or enters into a definitive agreement in connection with, any Competing Transaction by a Third Party (in each case whether or not the Competing Transaction was the same Competing Transaction referred to in clause (A)) (provided, that for purposes of this Section 8.06(a), all references to “15%” in the definition of “Competing Transaction” shall be deemed to be references to “50%”);

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(ii)           this Agreement is terminated by Parent pursuant to Section 8.04; or

(iii)         this Agreement is terminated by the Company pursuant to Section 8.03(c) or Section 8.03(d),

then the Company shall pay, or cause to be paid, to Parent or its designees an amount in cash equal to US$1.5 million (the “Company Termination Fee”) by wire transfer of same day funds as promptly as possible (but in any event (x) within five (5) Business Days after such termination in the case of a termination referred to in clause (ii) above, (y) prior to or concurrently with the entry by the Company into the definitive agreement in connection with a Competing Transaction in the case of a termination referred to in clause (i) above, or (z) prior to or concurrently with the termination of this Agreement in case of a termination pursuant to clause (iii) above); it being agreed that in no event shall the Company be required to pay the Company Termination Fee more than once.

(b)           Parent will pay, or cause to be paid, to the Company an amount in cash equal to US$3 million (the “Parent Termination Fee”) if this Agreement is terminated by the Company pursuant to Section 8.03(a) or Section 8.03(b), such payment to be made as promptly as possible (but in any event within two (2) Business Days after such termination by wire transfer of same day funds); it being agreed that in no event shall Parent be required to pay the Parent Termination Fee more than once.

(c)            Except as otherwise specified in Section 6.07(e) and Section 8.06(d), all expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not the Merger or any other Transaction is consummated.

(d)           In the event that the Company fails to pay the Company Termination Fee, or Parent fails to pay the Parent Termination Fee, when due and in accordance with the requirements of this Agreement, the Company or Parent, as the case may be, shall reimburse the other party for reasonable costs and expenses actually incurred or accrued by the other party (including fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.06, together with interest on such unpaid Company Termination Fee or Parent Termination Fee, as the case may be, commencing on the date that the Company Termination Fee or Parent Termination Fee, as the case may be, became due, at the prime rate as published in The Wall Street Journal Table of Money Rates on such date plus 1.50% or a lesser rate that is the maximum permitted by applicable Law. Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

(e)            Each of the Company, Parent and Merger Sub acknowledges that (i) the agreements contained in this Section 8.06 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 8.06(a) or Section 8.06(b) are not a penalty but rather constitute amounts akin to liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without the agreements contained in this Section 8.06, the parties hereto would not have entered into this Agreement.

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(f)            (i) Subject to Section 9.08, in the event that the Company has the right to terminate this Agreement and receive the Parent Termination Fee pursuant to Section 8.06(b) and costs and expenses under Section 6.07(e) and Section 8.06(d), the receipt of the Parent Termination Fee under the Limited Guarantee (subject to its terms, conditions and limitations) shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any Group Company and all members of the Company Group against (A) Parent, Merger Sub, Holdco, the Guarantor and the Rollover Shareholders, (B) the former, current and future direct or indirect holders of any equity, general or limited partnership or limited partnership or liability company interest, controlling persons, management companies, portfolio companies, incorporators, directors, officers, employees, agents, advisors, attorneys, representatives, Affiliates, members, managers, general or limited partners, stockholders, successors or assignees of Parent, Merger Sub, Holdco, any Guarantor or Rollover Shareholder, (C) any Debt Financing Provider or any agent or representative of or to Parent, Merger Sub, Holdco or any Guarantor or Rollover Shareholder, or (D) any former, current or future direct or indirect holders any equity, general or limited partnership or limited liability company interest, controlling persons, management companies, portfolio companies, incorporators, directors, officers, employees, agents, advisors, attorneys, representatives, Affiliates, members, managers, general or limited partners, stockholders, successors or assignees of any of the foregoing (clauses (A) through (D) of this (f), collectively, the “Parent Group”), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement or failure to perform hereunder or other failure of the Merger or the other Transactions to be consummated. For the avoidance of doubt, neither Parent nor any other member of the Parent Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions (including any Transaction Document) other than the payment of the Parent Termination Fee pursuant to Section 8.06(b) and the costs and expenses pursuant to Section 6.07(e), Section 8.06(d), and in no event shall any Group Company, the direct or indirect shareholders of the Company or any other Group Company, or any of their respective Affiliates, or directors, officers, employees, members, managers, partners, representatives, advisors or agents of the foregoing (collectively, the “Company Group”), seek, or permit to be sought, on behalf of any member of the Company Group, any monetary damages from any member of the Parent Group in connection with this Agreement or any of the Transactions (including any Transaction Document), other than (without duplication) from Parent or Merger Sub to the extent provided in Section 6.07(e), Section 8.06(b) and Section 8.06(d), or the Guarantor to the extent provided in the Limited Guarantee.

(ii)           Notwithstanding anything herein to the contrary, the Company, on behalf of itself, and its Subsidiaries, and each of its controlled Affiliates and each of the other parties to this Agreement on behalf of itself, its Subsidiaries, and each of its controlled Affiliates agrees that (A) no Debt Financing Provider shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations, or losses arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of or by reason of this Agreement or its negotiation, execution, performance, breach or termination (provided that nothing in this Section 8.06(f)(ii) shall limit the liability or obligations of any Debt Financing Provider under the Debt Commitment Letter, Alternative Financing Documents (if applicable) or any definitive agreement with respect to the Debt Financing or Alternative Financing (if applicable) to which such Debt Financing Provider is a party owed to the other parties thereto (the “Debt Financing Parties”)); and (B) only the Debt Financing Parties shall be permitted to bring any claim against a Debt Financing Provider for failing to satisfy any obligation of such Debt Financing Provider to fund or provide the Debt Financing or Alternative Financing (if applicable) pursuant to the terms of the Debt Commitment Letter, Alternative Financing Documents (if applicable) or any definitive agreement with respect to the Debt Financing or Alternative Financing (if applicable) to which such Debt Financing Provider is a party or otherwise in relation to the Debt Commitment Letter, Alternative Financing Documents (if applicable) or any definitive agreement with respect to the Debt Financing or Alternative Financing (if applicable) to which such Debt Financing Provider is a party.

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(iii)         Subject to Section 9.08, Parent’s right to terminate this Agreement and receive payment from the Company of the Company Termination Fee pursuant to Section 8.06(a) and expenses under Section 8.06(d) shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any member of the Parent Group against any member of the Company Group for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement or failure to perform hereunder or other failure of the Merger to be consummated. Neither the Company nor any other member of the Company Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment by the Company of the Company Termination Fee pursuant to Section 8.06(a) and the costs and expenses under Section 8.06(d), and in no event shall any of Parent, Merger Sub or any other member of the Parent Group seek, or permit to be sought, on behalf of any member of the Parent Group, any monetary damages from any member of the Company Group in connection with this Agreement or any of the Transactions, other than (without duplication) from the Company to the extent provided in Section 8.06(a) and Section 8.06(d). While the Parent Group may pursue both (i) a grant of specific performance under Section 9.07 and (ii) seek payment of the Company Termination Fee pursuant to Section 8.06(a) and reimbursement and interest pursuant to Section 8.06(d), under no circumstances shall any Parent Party be permitted or entitled to receive both a grant of specific performance that results in the consummation of the Transactions and payment of the Company Termination Fee and reimbursement and interest in connection with the termination of this Agreement.

(iv)          Notwithstanding anything to the contrary in this Agreement, the Financing Documents, the Support Agreement and the Limited Guarantee or any other document contemplated thereby or any document or instrument delivered in connection hereunder or thereunder (collectively, the “Transaction Documents”), but subject to Section 9.08, the maximum aggregate liability, whether in equity or at Law, in Contract, in tort or otherwise, of the Parent Group collectively (including monetary damages for fraud or breach, whether willful, intentional, unintentional or otherwise, or monetary damages in lieu of specific performance) (A) under this Agreement or any other Transaction Document, (B) in connection with the failure of the Merger or the other transactions contemplated hereunder or under the Transaction Documents (including the Financing) to be consummated or (C) in respect of any representation or warranty made or alleged to have been made in connection with this Agreement or any other Transaction Document, shall not exceed under any circumstances an amount equal to the sum of (i) the Parent Termination Fee, if any, due and owing to the Company pursuant to Section 8.06(b) and (ii) the amounts, if any, due and owing under Section 8.06(d) and Section 6.07(e).

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Article IX

GENERAL PROVISIONS

Section 9.01      Survival.

The representations, warranties and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except that this Section 9.01 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time or termination of this Agreement, including the agreements set forth in Article I and Article II, Section 6.05, Section 6.07(e), Article VIII and this Article IX.

Section 9.02      Notices.

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile or email, or by international overnight courier to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

(a)            if to Parent or Merger Sub:

Mr. Shyun-Dii Sterling Du
RmB, 2Fl, Zhangjian Mansion
No 289, Chun Xiao Rd
Pudong New Area
Shanghai Free Trade Zone
China 201203

FNOF Precious Honour Limited
c/o Suite 3720, Jardine House
1 Connaught Place, Central
Hong Kong

Email: kiril.ip@forebrightcapital.com &

kallon.gao@forebrightcapital.com

with a copy to (which shall not constitute notice):

Gibson, Dunn & Crutcher LLP

Unit 1301, Tower 1, China Central Place

No. 81 Jianguo Road, Chaoyang District

Beijing, 100025, P.R.C.

Attention: Fang Xue, Esq.

Tel +86 10 6502 8600

Fax +86 10 6502 8510

Email: fxue@gibsondunn.com

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(b)           if to the Company:

Grand Pavilion Commercial Centre
West Bay Road, P.O. Box 32331 SMB
George Town, Grand Cayman

(c)            if to the Special Committee, addressed to the care of the Company, with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

1 Jianguomenwai Avenue

Beijing 100004, People’s Republic of China

Attention: Peter X. Huang, Esq.

Email: Peter.Huang@skadden.com

Section 9.03      Certain Definitions.

(a)            For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided, that such agreement and any related agreements shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations under this Agreement.

“Affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“Anticorruption Law” means Laws relating to anti-bribery or anticorruption (governmental or commercial), which apply to the business and dealings of any Group Company, including Laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Government Official, government employee or commercial entity to obtain or retain business or a business advantage such as, without limitation, the PRC Criminal Law, the PRC Law on Anti-Unfair Competition adopted on September 2, 1993, the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996, the U.S. Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act 2010, each as amended from time to time, and all applicable Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Available Cash” shall mean unrestricted cash of the Company in U.S. Dollars in a U.S. bank account of the Company as of immediately prior to the Effective Time, net of issued but uncleared checks and drafts.

“Award Amendment” shall refer to an agreement between the Company and a holder of Company Options and/or Company RSUs that amends the terms and conditions of the award agreement for such Company Options and/or Company RSUs to provide that the shares subject to such Company Option and/or Company RSU shall only be issuable to the holder if such holder executes an Investor Agreement.

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“beneficial owner” or “beneficially own” shall have the meaning provided in Section 13(d) of the Exchange Act and the rules and regulations thereunder.

“Business Day” means any day other than a Saturday, Sunday or other day on which the banks in New York City, the Cayman Islands, Hong Kong or the People’s Republic of China are authorized by Law to be closed.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company Disclosure Schedule” means the disclosure schedule delivered by the Company to Parent and Merger Sub on the date hereof.

“Company Employee Plan” means any written plan, program, policy, Contract or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, share or share-related awards, fringe benefits or other employee benefits or remuneration of any kind, that is or has been maintained, contributed to or required to be contributed to by any Group Company for the benefit of any current or former employee, director or officer of such Group Company, other than any employment Contract or compensatory agreement with a current or former employee, director or officer which is not maintained for the benefit of any group or class of employees.

“Company IT Assets” means all Software, systems, servers, computers, hardware, firmware, middleware, networks, data, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation owned by or licensed, pursuant to valid and enforceable license agreements, to the Company and its Subsidiaries.

“Company Material Adverse Effect” means any fact, event, circumstance, change, condition, occurrence or effect that, individually or in the aggregate with all other facts, events, circumstances, changes, conditions, occurrences and effects (including any change in applicable Law or the interpretation or enforcement thereof or other regulatory change that affects the Company or any of its Subsidiaries), is or would reasonably be expected to (a) have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities, properties or results of operations of the Company and its Subsidiaries taken as a whole or (b) prevent or materially delay the consummation of the Transactions or otherwise be materially adverse to the ability of the Company to perform its material obligations under this Agreement; provided, however, that in the case of clause (a) only, no Effects arising out of or resulting from any of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur: (i) geopolitical conditions, any outbreak or escalation of war, or major hostilities, any act of sabotage or terrorism, natural or man-made disasters, pandemic (including COVID-19 and its variants), epidemic or other public health crises, or other force majeure events, (ii) changes in Laws, GAAP or enforcement or interpretation thereof, in each case proposed, adopted or enacted after the date of this Agreement, (iii) changes or conditions that generally affect the industry and market in which the Company and its Subsidiaries operate, (iv) changes in the financial, credit or other securities or capital markets, in general economic, regulatory or legislative conditions, (v) any announcement, disclosure, pendency or consummation of the Transactions, including any initiation of shareholder litigation or any other legal proceeding relating to this Agreement and/or the Transactions, (vi) any action taken, and/or omission to take any action, by the Company or any of its Subsidiaries at the express request or with the written consent of Parent, Merger Sub or the Management Members, (vii) any action taken by any Group Company that is required by this Agreement or the failure by any Group Company to take any action that is prohibited by this Agreement, (viii) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published predictions of revenue, earnings, cash flow or cash position (but excluding the underlying circumstances or reasons for that failure), (ix) any decline in the market price, or change in trading volume, of the capital stock of the Company (but excluding the underlying circumstances or reasons for that decline or change) or (x) any change or prospective change in the Company’s credit ratings (but excluding the underlying circumstances or reasons for such change); except, in the case of clause (i), (ii), (iii) or (iv), to the extent having a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants affected by such events that are in the similar industry in which the Company and its Subsidiaries operates.

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“Company Option” means each option to purchase Shares granted under the Company Share Plans at or prior to the Effective Time whether or not such option has become vested at or prior to the Effective Time in accordance with the terms thereof.

“Company Real Property” means Owned Real Property and Leased Real Property.

“Company RSU” means each restricted share unit granted under the Company Share Plans at or prior to the Effective Time whether or not such restricted share unit has become vested at or prior to the Effective Time in accordance with the terms thereof.

“Company Share Plans” means, collectively, the 2005 Share Option Plan, 2005 Share Incentive Plan, and 2015 Share Incentive Plan, of the Company.

“Competing Transaction” means any of the following (other than the Transactions): (i) any merger, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company or to which 15% or more of the total revenue or net income of the Company are attributable; (ii) any sale, lease, exchange, transfer or other disposition of assets or businesses that constitute or represent 15% or more of the total revenue, net income or assets of the Company and its Subsidiaries, taken as a whole; (iii) any sale, exchange, transfer or other disposition of 15% or more of any class of Equity Securities of the Company, or securities convertible into or exchangeable for 15% or more of any class of Equity Securities of the Company; (iv) any tender offer or exchange offer that, if consummated, would result in any person beneficially owning 15% or more of any class of Equity Securities of the Company; (v) any other transaction having an effect similar to the foregoing; or (vi) any combination of the foregoing.

“Confidentiality Agreement” means the confidentiality agreement, dated as of April 7, 2022, between the Company and Forebright Capital Management Limited, as may be amended, revised, updated and restated from time to time

“Contract” means any contract, agreement, note, bond, mortgage, indenture, deed of trust, lease, license, permit, franchise or other instrument.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities or the possession of voting power, as trustee or executor, by contract or otherwise.

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“Debt Financing Provider” means (a) any actual or prospective lender, lead arranger, arranger, bookrunner, underwriter, agent, security agent or hedge provider in respect of any Debt Financing or Alternative Financing, or any successor, assignee or transferee of any of the foregoing, (b) any Affiliate of any Person referred to in (a), or (c) any current, former or future officer, director, employee, agent, representative, shareholder, limited partner, manager, member or partner of any Person referred to in (a) or (b).

“Environmental Laws” means any applicable PRC national, provincial or local Law, U.S. federal, state or local Law or applicable Laws of any other jurisdiction, relating to (a) pollution, (b) the protection of human health and safety (including workplace health and safety) or the environment, including the storage, use, transport or disposal of solid and hazardous waste, discharges of substances to surface water or groundwater, air emissions, recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances, and all Laws relating to endangered or threatened species of fish, wildlife and plants and the management or use of natural resources, and (c) the handling, use, transportation, disposal, release or threatened release of any Hazardous Substance.

“Equity Securities” means any share, capital stock, registered capital, partnership, member or similar interest in any entity and any option, warrant, right or security convertible, exchangeable or exercisable therefor or any other instrument or right the value of which is based on any of the foregoing.

“Exchange Ratio” means the Per Share Merger Consideration divided by the fair market value of a share of Holdco Common Stock as of the Effective Time.

“Excluded Shares” means, collectively, (i) the Rollover Shares, (ii) Shares (including Shares represented by ADSs) held by Parent, Merger Sub or any of their respective Subsidiaries, (iii) Shares (including Shares represented by ADSs) held by the Company or any Subsidiary of the Company or held in the Company’s treasury, and (iv) Shares (including Shares represented by ADSs) held by the Depositary and reserved for issuance and allocation pursuant to the Company Share Plans.

“Exercise Price” means, with respect to any Company Option, the applicable exercise price per Share underlying such Company Option in accordance its terms and conditions thereof.

“Forebright” means FNOF Dynamic Holdings Limited, a company incorporated under the laws of British Virgin Islands.

“Government Official” means (a) any official, officer, employee or representative of, or other individual acting in an official capacity for or on behalf of, any Governmental Authority or agency or instrumentality thereof (including any state-owned or controlled enterprise), (b) any political party or party official or candidate for political office or (c) any company, business, enterprise or other entity owned, in whole or in part, or controlled by any person described in the foregoing clause (a) or (b) of this definition.

“Group Company” means any of the Company and its Subsidiaries.

“Hazardous Substance” means any materials, chemicals, pollutants, contaminants, wastes, toxic or hazardous substances, including (a) those listed, classified or regulated under any Environmental Law as hazardous substance, toxic substance, pollutant, contaminant or oil, (b) those that can cause harm to living organisms, human welfare, or the environment, (c) those whose presence, handling, or management requires registration, authorization, investigation or remediation under Environmental Laws and (d) any petroleum product or by product, asbestos containing material, polychlorinated biphenyl, radioactive material, lead, pesticides, natural gas and nuclear fuel.

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“Holdco” means Right Dynamic Investments Limited, a company incorporated under the laws of British Virgin Islands. As of the date hereof, Holdco is the sole shareholder of Parent.

“Indebtedness” means, with respect to any person, (a) all indebtedness of such person, whether or not contingent, for borrowed money, (b) all obligations of such person for the deferred purchase price of property or services, (c) all obligations of such person evidenced by notes, bonds, debentures or other similar instruments, (d) all obligations of such person under currency, interest rate or other swaps, and all hedging and other obligations of such person under other derivative instruments, (e) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (f) all obligations of such person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (g) all obligations, contingent or otherwise, of such person under acceptance, letter of credit or similar facilities, (h) all obligations of such person to purchase, redeem, retire, defease or otherwise acquire for value any share capital of such person or any warrants, rights or options to acquire such share capital, valued, in the case of redeemable preferred shares, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, (i) all Indebtedness of others referred to in clauses (a) through (h) above guaranteed directly or indirectly in any manner by such person, and (j) all Indebtedness referred to in clauses (a) through (h) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Liens on property (including accounts and contract rights) owned by such person, even though such person has not assumed or become liable for the payment of such Indebtedness; provided that in no event will Indebtedness include any accounts payable or other trade payable arising in the ordinary course of business.

“Intellectual Property” means all rights, anywhere in the world, in or to: (a) patents, patent applications (and any patents that issue from those patent application), certificates of invention, substitutions relating to any of the patents and patent applications, utility models, inventions and discoveries, statutory invention registrations, mask works, invention disclosures, industrial designs, community designs and other designs, and any other governmental grant for the protection of inventions or designs; (b) Trademarks; (c) works of authorship (including Software) and copyrights, and moral rights, design rights and database rights therein and thereto, whether or not registered; (d) confidential and proprietary information, including trade secrets, know-how and invention rights; (e) registrations, applications, renewals, reissues, reexaminations, continuations, continuations-in-part, divisions, extensions, and foreign counterparts for any of the foregoing in clauses (a)-(d); and (f) any and all other intellectual property or proprietary rights.

“Intervening Event” means any material event, material development or material change occurring after the date hereof with respect to the Group Companies or their business, assets or operations of the Group Companies that is unrelated to any Competing Proposal or Competing Transaction and that was unknown and not reasonably foreseeable to the Company as of the date hereof.

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“Investor Agreement” means an agreement among Holdco, the holder of Company Options and/or Company RSUs assumed by Holdco in accordance with Section 2.02, and KY2 pursuant to which such parties agree that the shares subject to such assumed equity awards shall be transferred to KY2 immediately upon the vesting and settlement or exercise, as applicable, of such assumed equity awards.

“IT Assets” means any and all computers, Software, hardware, systems, servers, workstations, routers, hubs, switches, data communications lines and other information technology equipment, and all associated documentation.

“knowledge” means, with respect to the Company, the actual knowledge of the individuals listed in Section 9.03(a) of the Company Disclosure Schedule, and with respect to any other party hereto, the actual knowledge of any director or executive officer of such party, in each case, after due inquiry.

“KY2” means an entity to be established by the Management Members.

“Law” means any federal, state, local, national, supranational, foreign or administrative law (including common law), statute, code, rule, regulation, rules of the relevant stock exchange on which the relevant parties’ securities are listed, Order, ordinance or other pronouncement of any Governmental Authority.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by any Group Company.

“Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral), including all amendments, extensions, renewals, guarantees and other agreements with respect thereto, pursuant to which any Group Company holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of any Group Company that are material to the business of the Group Companies taken as a whole.

“Liens” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and Tax liens), violation, charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any right of first refusal, right of first offer, call option, and any other restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Management Members” means Shyun-Dii Sterling Du and Chuan-Chiung Perry Kuo.

“Owned Real Property” means all real property and interests in real property, land use rights together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by any Group Company.

“Permitted Encumbrances” means (i) Liens securing obligations under capital leases; (ii) easements, permits, rights of way, restrictions, covenants, reservations or encroachments, minor defects or irregularities in and other similar matters affecting title to any Owned Real Property that do not materially impair the value or current use and operation of such Owned Real Property; (iii) any exceptions or other matters expressly disclosed in policies of title insurance with respect to any Owned Real Property; (iv) Taxes, assessments or governmental charges or levies imposed with respect to property which are not yet due and payable or which are being contested in good faith by appropriate proceedings, in each case for which adequate reserves have been established in accordance with GAAP; (v) statutory Liens in favor of suppliers of goods arising or incurred in the ordinary course of business for which payment is not yet due or delinquent; (vi) mechanics’, materialmen’s, workmen’s, repairmen’s, landlord’s, warehousemen’s, carrier’s and other similar Liens arising or incurred in the ordinary course of business which are not yet due and payable or which are being contested in good faith; (vii) Liens in respect of pledges or deposits under workers’ compensation Laws, unemployment insurance or other types of social security; (viii) municipal bylaws, restrictions or regulations, and zoning, entitlement, land use, building or planning restrictions or regulations, in each case, promulgated by any Governmental Authority that do not materially impair the value or current use and operation of any affected Owned Real Property; or (ix) any other Liens that have been incurred in the ordinary course of business and that would not materially interfere with the use of the property in question as currently used or the Company and any of its Subsidiaries’ operation of their respective business as currently operated, taken as a whole.

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“person” or “Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Personal Data” means any data that alone or in combination with other data held by the Company or any of its Subsidiaries allows identification of a natural person.

“PRC” means the People’s Republic of China excluding, for the purposes of this Agreement, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“Preference Shares” means the Preference Shares of nominal or par value US$0.00002 having the designations, powers, preferences, privileges, participating, optional or special rights, and the qualifications, limitations or restrictions thereof including, without limitation, dividend rights, voting rights, terms of redemption and liquidation preferences as the Company Board shall in their sole discretion determine in accordance with the Company’s articles of association.

“Privacy Law” means any Law of the PRC to the Company or any of its Subsidiaries governing privacy, data protection, or data security with respect to the Processing of Personal Data by the Company or any of its Subsidiaries.

“Privacy Policy” means each published privacy policy, privacy notice, or privacy statement of the Company or any of its Subsidiaries relating to the Company’s or any of its Subsidiaries’ Processing of Personal Data.

“Processing” or “Processed” means, with respect to any Personal Data, any operation or set of operations performed thereon, whether or not by automated means, including adaptation, alignment, alteration, collection, combination, compilation, consultation, creation, destruction, disclosure, disposal, dissemination, erasure, interception, maintenance, making available, organization, recording, restriction, retention, and retrieval, storage, structuring, transmission, and use.

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“Prohibited Person” means any person that is (a) a national or resident of any U.S. embargoed or restricted country, (b) included on, or affiliated with any person on, the United States Commerce Department’s Denied Parties List, Entities and Unverified Lists; the U.S. Department of Treasury’s Specially Designated Nationals, Specially Designated Narcotics Traffickers or Specially Designated Terrorists, or the Annex to Executive Order No. 13224; the Department of State’s Debarred List; UN Sanctions, or (c) a person with whom business transactions, including exports and re-exports, are restricted by a U.S. Governmental Authority, including, in each clause above, any updates or revisions to the foregoing and any newly published rules.

“Rollover Shareholders” means the holders set forth on Schedule A attached hereto.

“Rollover Shares” means (i) Shares (including Shares represented by ADSs) held by the Rollover Shareholders as of the date hereof as set forth on Schedule A attached hereto and (ii) any Shares (including Shares represented by ADSs) that the Rollover Shareholders may acquire following the date hereof and prior to the Effective Time by means of purchase, dividend or distribution, or issuance upon the exercise of any Company Options or warrants, the conversion of any convertible securities, the vesting of any Company RSUs or otherwise.

“SAFE” means the State Administration of Foreign Exchange of the PRC.

“SEC” means the U.S. Securities and Exchange Commission.

“SAFE Rules and Regulations” means the SAFE Circular 37, SAFE Circular 7, SAFE Circular 75, SAFE Circular 78 and any other applicable rules, regulations, guidelines and reporting and registration requirements issued by SAFE. For the purpose of this definition, (i) “SAFE Circular 37” means the Notice on Issues Relating to the Administration of Foreign Exchange in Overseas Investment and Financing and Reverse Investment Activities of Domestic Residents Conducted via Special Purpose Vehicles issued by SAFE on July 14, 2014, which became effective as of July 14, 2014, or any successor rule or regulation under PRC Law; (ii) “SAFE Circular 7” means the Notice on Issues Relating to the Administration of Foreign Exchange for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company issued by SAFE on February 15, 2012, which became effective as of February 15, 2012, or any successor rule or regulation under PRC Law; (iii) “SAFE Circular 75” means the Notice Regarding Certain Administrative Measures on Financing and Inbound Investments by PRC Residents Through Offshore Special Purpose Vehicles issued by SAFE on October 21, 2005, which became effective as of November 1, 2005 and replaced by SAFE Circular 37 on July 14, 2014; and (iv) “SAFE Circular 78” means the Operation Rules on the Foreign Exchange Administration on the Participation by Domestic Individuals in the Employee Stock Ownership Plans, Stock Option Plans of Offshore Listed Companies issued by SAFE on March 28, 2007, which became effective as of March 28, 2007 and replaced by SAFE Circular 7 on February 15, 2012.

“Shares” means the ordinary shares, par value US$0.00002 per share, issued by the Company, including such shares represented by the ADSs.

“Shareholders Meeting” means a general meeting of the Company’s shareholders (including any adjournments or postponements thereof) to be held in accordance with the Company’s memorandum and articles of association to consider the authorization and approval of this Agreement, the Plan of Merger and the Transactions.

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“Software” means all (a) computer programs, applications, systems and code, including software implementations of algorithms, models and methodologies, program interfaces, and source code and object code, and firmware, operating systems and specifications, (b) Internet and intranet websites, databases and compilations, including data and collections of data, whether machine-readable or otherwise, (c) development and design tools, library functions and compilers, (d) technology supporting websites, and the contents and audiovisual displays of websites, and (e) media, documentation and other works of authorship, including user manuals, training materials, descriptions, flow charts and other work products relating to or embodying any of the foregoing or on which any of the foregoing is recorded.

“Special Committee” means a committee of the Company Board consisting of members of the Company Board who are not affiliated with Parent or Merger Sub and are not members of the management of the Company.

“Subsidiary” means, with respect to any party, any person (a) of which such party or any other Subsidiary of such party is a general or managing partner, (b) of which at least a majority of the securities (or other interests having by their terms ordinary voting power to elect a majority of the board of directors or other performing similar functions with respect to such corporation or other organization) is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries, (c) of which at least a majority of the economic interests is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries, including interests held through a “variable interest entity” structure or other similar arrangements, or (d) whose assets and financial results are consolidated with the net earnings of such party and are recorded on the books of such party for financial reporting purposes in accordance with GAAP.

“Superior Proposal” means a bona fide written proposal or offer with respect to a Competing Transaction (provided that each reference to “15%” in the definition of “Competing Transaction” should be replaced with “50%”), which was not obtained in violation of Section 6.04, that the Company Board has determined in its good faith judgment, upon the unanimous recommendation of the Special Committee (after consultation with its financial advisor and outside legal counsel), is reasonably likely to be consummated in accordance with its terms without undue delay, taking into account all legal, financial and regulatory aspects of the proposal (including financing, regulatory or other consents and approvals, shareholder litigation, the identity of the person making the proposal, breakup or termination fee and expense reimbursement provisions, expected timing, risk and likelihood of consummation and other relevant events and circumstances), and would, if consummated, result in a transaction more favorable, from a financial point of view, to the Company’s shareholders (other than holders of Excluded Shares) than the Transactions (including the effect of any termination fee or provision relating to the reimbursement of expenses), provided, that no offer or proposal shall be deemed to be a “Superior Proposal” if any financing required to consummate the transaction contemplated by such offer or proposal is not fully committed or if the receipt of any such financing is a condition to the consummation of such transaction.

“Systems” means all information technology networks, systems, devices and other equipment owned or otherwise within the possession or control of the Company and its Subsidiaries.

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“Tax Return” means any return, declaration, statement, report estimate, form or information return relating to Taxes filed or required to be filed with a Governmental Authority, and any schedules or amendments thereof.

“Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or taxing authority, including taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, occupation, property, real estate, deed, land use, sales, use, capital stock, payroll, severance, employment (including withholding obligations imposed on employer/payer), social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding (as payor or payee), ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges.

“Third Party” means any person or “group” (as defined under Section 13(d) of the Exchange Act) of persons, other than Parent or any of its Affiliates or Representatives.

“Trademarks” means trademarks, service marks, logos, slogans, brand names, domain names, uniform resource locators, trade dress, trade names, corporate names, geographical indications and other identifiers of source or goodwill, including the goodwill symbolized thereby or associated therewith, in any and all jurisdictions, whether or not registered.

“Unvested Company Option” means any Company Option that is not a Vested Company Option.

“Vested Company Option” means any Company Option that shall have become vested at or prior to the Effective Time and remains outstanding at the Effective Time in accordance with the terms of such Company Option.

(b)           The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
Accelerated Option	Section 2.02(e)(B)
Accelerated RSU	Section 2.02(e)(B)
Action	Section 3.10
Additional Requisite Regulatory Approvals	Section 3.05
ADS	Section 2.01(b)
ADSs	Section 2.01(b)
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.04(c)
Alternative Financing	Section 6.07(a)
Alternative Financing Documents	Section 6.07(a)
Arbitrator	Section 9.09(b)
Assumed Accelerated Option	Section 2.02(e)(B)
Assumed Unvested Option	Section 2.02(c)
Change in the Company Recommendation	Section 6.04(c)
CICL	Recitals

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Closing	Section 1.02
Closing Date.	Section 1.02
Company	Preamble
Company Board	Recitals
Company Group	Section 8.06(f)(i)
Company Recommendation	Section 3.04(c)
Company Representatives	Section 3.06(d)
Company SEC Reports	Section 3.07(a)
Company Termination Fee	Section 8.06(a)
Converted RSUs	Section 2.02(d)
Damages	Section 6.05(c)
Debt Commitment Letter	Section 4.05(a)
Debt Financing	Section 4.05(a)
Debt Financing Parties	Section 8.06(f)(ii)
Definitive Debt Documents	Section 6.07(d)
Depositary	Section 2.06
Dissenting Shareholders	Section 2.03(a)
Dissenting Shares	Section 2.03(a)
Effective Time	Section 1.03
Employee	Section 3.12(a)
Enforceability Exceptions	Section 3.04(b)
Environmental Permits	Section 3.21
Equity Commitment Letter	Section 4.05(a)
Equity Financing	Section 4.05(a)
Evaluation Date	Section 3.07(d)
Exchange Act	Section 3.03(c)
Exchange Fund	Section 2.04(a)
Financial Advisor	Section 3.04(d)
Financing	Section 4.05(a)
Financing Documents	Section 4.05(a)
GAAP	Section 3.07(b)
Governmental Authority	Section 3.05
Guarantor	Recitals
HKIAC	Section 9.09(b)
Holdco Common Stock	Section 2.02(c)
Indemnified Parties	Section 6.05(b)
Limited Guarantee	Recitals
Long Stop Date	Section 8.02(a)
Material Company Permits	Section 3.06(a)
Material Contracts	Section 3.17(a)
Maximum Annual Premium	Section 6.05(b)
Merger	Recitals
Merger Consideration	Section 2.04(a)
Merger Sub	Preamble
Nasdaq	Section 3.03(c)
Notice of Superior Proposal	Section 6.04(d)
Order	Section 7.01(b)
Parent	Preamble
Parent Group	Section 8.06(f)(i)

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Parent Group Contracts	Section 4.12
Parent Termination Fee	Section 8.06(b)
Paying Agent	Section 2.04(a)
Per ADS Merger Consideration	Section 2.01(b)
Per Share Merger Consideration	Section 2.01(a)
Plan of Merger	Section 1.03
Proxy Statement	Section 6.01(a)
Record Date	Section 6.02(a)
Representatives	Section 6.03(a)
Required Information	Section 6.07(d)
Requisite Company Vote	Section 3.04(a)
Requisite Regulatory Approvals	Section 3.05
Schedule 13E-3	Section 6.01(a)
Securities Act	Section 5.01(r)
Share Certificates	Section 2.04(b)
Superior Proposal Notice Period	Section 6.04(d)
Support Agreement	Recitals
Surviving Company	Recitals
Takeover Statute	Section 3.18
Trade Secrets	Section 3.14(f)
Transaction Documents	Section 8.06(f)(iv)
Transactions	Recitals
Uncertificated Shares	Section 2.04(b)

Section 9.04      Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 9.05      Interpretation.

When a reference is made in this Agreement to a Section, Article, Annex or Schedule such reference shall be to a Section, Article, Annex or Schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Annex or Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Annex or Schedule but not otherwise defined therein shall have the meaning set forth in this Agreement. All Annexes or Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. References to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. The symbol “$” or “US$” refers to United States Dollars. All “$” amounts used in Article III and Article V include the equivalent amount denominated in other currencies. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” References to “day” mean a calendar day unless otherwise indicated as a “Business Day.”

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Section 9.06      Entire Agreement; Assignment.

This Agreement (including the Annexes and Schedules hereto), the Company Disclosure Schedule and the Confidentiality Agreement, the Equity Commitment Letter and the Limited Guarantee constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, between any parties hereto, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that Parent and Merger Sub may assign all or any of their rights and obligations hereunder to (i) any Affiliate of Parent or (ii) the Debt Financing or Alternative Financing sources pursuant to the terms of the applicable Definitive Debt Documents (to the extent necessary to create a security interest herein or otherwise assign as collateral in respect of the Debt Financing or Alternative Financing), provided, that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations. Any purported assignment in violation of this Section 9.06 is void.

Section 9.07      Parties in Interest.

This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 6.05, Section 8.06(a) and Section 8.06(f) (which are intended to be for the benefit of the persons covered thereby and may be enforced by such persons); provided, however, that in no event shall any holders of Shares or holders of Company Options or Company RSUs, in each case in their capacity as such, have any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided further that it is agreed that each Debt Financing Provider is an explicit third-party beneficiary of, and may rely on and enforce, Section 8.05, Section 8.06 and Section 9.10.

Section 9.08      Specific Performance.

(a)            Subject to Section 9.08(b) and Section 9.08(c), the parties hereto agree that irreparable damage would occur if any provision of this Agreement is not performed in accordance with the terms hereof by the parties, and that money damages or other legal remedies would not be an adequate remedy for such damages. Accordingly, subject to Section 9.08(b) and Section 9.08(c), the parties hereto acknowledge and agree that in the event of any breach by the Company, on the one hand, or Parent or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, Parent or Merger Sub, on the one hand, or the Company (acting at the direction of the Special Committee), on the other hand, shall, subject to Section 8.06, each be entitled to specific performance of the terms hereof (including the obligation of the parties to consummate the Merger, subject in each case to the terms and conditions of this Agreement), including an injunction or injunctions to prevent breaches of this Agreement by any party, in addition to any other remedy at law or equity.

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(b)           Notwithstanding anything to the contrary in this Agreement, the obligation of Parent to consummate the Transactions and the Company’s right to seek or obtain an injunction or injunctions, or other appropriate form of specific performance or equitable relief, in each case, with respect to causing Parent or Merger Sub to cause the Equity Financing to be funded at any time or to effect the Closing in accordance with Section 1.02, on the terms and subject to the conditions in this Agreement, shall be subject to the satisfaction of each of the following conditions: (i) all conditions in Section 7.01 and Section 7.02 (other than those conditions that by their terms are to be satisfied at the Closing) have been satisfied or waived, (ii) Parent and Merger Sub fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.02, (iii) the Debt Financing (or, if applicable, the Alternative Financing) will be funded at the Closing assuming the Equity Financing is funded at the Closing, and (iv) the Company has irrevocably confirmed in writing that (A) all conditions set forth in Section 7.01 and Section 7.03 have been satisfied or that it is waiving any of the conditions to the extent not so satisfied in Section 7.03 and (B) if specific performance is granted and the Debt Financing and if applicable, the Alternative Financing are funded, then the Closing will occur. For the avoidance of doubt, in no event shall the Company be entitled to specific performance to cause Parent to cause the Equity Financing to be funded and/or to effect the Closing in accordance with Section 1.02 if the Debt Financing (or, if applicable, Alternative Financing) will not be funded at the Closing even if the Equity Financing is funded at the Closing.

(c)            Each party waives (i) any defenses in any action for an injunction or other appropriate form of specific performance or equitable relief, including the defense that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining an injunction or other appropriate form of specific performance or equitable relief. Notwithstanding anything herein to the contrary, (x) while the parties hereto may pursue both a grant of specific performance and the payment of the amounts set forth in Section 8.06, neither Parent and Merger Sub, on the one hand, nor the Company, on the other hand, shall be permitted or entitled to receive both a grant of specific performance that results in a Closing and payment of such amounts, and (y) upon the payment of such amounts, the remedy of specific performance shall not be available against the party making such payment and, if such party is Parent or Merger Sub, any other member of the Parent Group or, if such party is the Company, any other member of the Company Group.

(d)           This Section 9.08 shall not be deemed to alter, amend, supplement or otherwise modify the terms of any Financing Documents (including the expiration or termination provisions thereof).

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Section 9.09      Governing Law; Dispute Resolution.

(a)            This Agreement shall be governed by and construed in accordance with the laws of the State of New York, except that the following matters arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the Cayman Islands in respect of which the parties hereto hereby irrevocably submit to the nonexclusive jurisdiction of the courts of the Cayman Islands: the Merger, the vesting of the undertaking, property and liabilities of each of Merger Sub and the Company in the Surviving Company, the cancellation of the Shares (including Shares represented by ADSs), the rights provided for in Section 238 of the CICL with respect to any Dissenting Shares, the fiduciary or other duties of the Company Board and the directors of Merger Sub and the internal corporate affairs of the Company and Merger Sub.

(b)           Subject to Section 9.08, Section 9.09(a) and the last sentence of this Section 9.09(b), any disputes, actions and proceedings against any party or arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time and as may be amended by this Section 9.09. The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the arbitration tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s) shall nominate jointly one Arbitrator; the respondent(s) shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Arbitration Rules of HKIAC, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

(c)            EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGER AND OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.09(c).

Section 9.10      Amendment.

This Agreement may be amended by the parties hereto at any time prior to the Effective Time by action taken (a) with respect to Parent and Merger Sub, by or on behalf of their respective boards of directors, and (b) with respect to the Company, by the Company Board (upon recommendation of the Special Committee); provided, however, that, after the approval of this Agreement and the Transactions by the shareholders of the Company, no amendment may be made that would reduce the amount or change the type of consideration into which each Share (including Shares represented by ADSs) shall be converted upon consummation of the Merger. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto. None of the provisions in Section 8.05, Section 8.06(f), Section 9.07, Section 9.09(c) or Section 9.10, or (for the purposes of such provisions) any defined term used in any of such provisions, may be amended or waived in a manner adverse to any Debt Financing Provider without the prior written consent of each such Debt Financing Provider.

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Section 9.11      Waiver.

At any time prior to the Effective Time, any party hereto may by action taken (a) with respect to Parent and Merger Sub, by or on behalf of their respective boards of directors and (b) with respect to the Company, by action taken by or on behalf of the Company Board (upon recommendation of the Special Committee), (i) extend the time for the performance of any obligation or other act of any other party hereto, (ii) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 9.12      Special Committee Approval.

Subject to the requirements of applicable Law, any amendment, consent, waiver or other determination to be made, or action to be taken, by the Company or the Company Board under this Agreement shall be made or taken at the direction of, and only at the direction of, the Special Committee.

Section 9.13      Counterparts.

This Agreement may be executed and delivered (including by facsimile or email transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective directors or officers thereunto duly authorized.

FNOF PRECIOUS HONOUR LIMITED

By:	/s/ IP Kun Wan
Name: IP Kun Wan
Title: Director

RIM PEAK TECHNOLOGY LIMITED

By:	/s/ IP Kun Wan
Name: IP Kun Wan
Title: Director

O2MICRO INTERNATIONAL LIMITED

By:	/s/ Lawrence Lin
Name: Lawrence Lin
Title: Chairman of the Special
Committee of the Board of Directors

[Signature Page to Agreement and Plan of Merger]

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ANNEX A

PLAN OF MERGER

APPENDIX I

(the Agreement)

APPENDIX II

(Amended and Restated Memorandum of Association and Articles of Association of the Surviving Company)

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SCHEDULE A

SHARES HELD BY ROLLOVER SHAREHOLDERS

Rollover Shareholder	Number of Shares
Shyun-Dii Sterling Du	93,109,650
Chuan-Chiung Perry Kuo	27,450,100
Rong Hu	1,085,000
Heng Yang	247,500
Hongming Su	887,500
Ching-Chuan Kuo	4,106,200
Chao Ching Lee	175,000
Chien-Kuo Li	1,351,250
Kenichiro Ueda	1,466,350
Hsiao-Tsai Chen	3,143,250
Yun Lin	3,128,500
Guoxing Li	5,655,950
Asia Management Limited	28,950,000
Pan Pacific Technologies Limited	28,200,000
Genova International Holdings Inc	24,700,000
Jillian Wei Du	10,057,250
Clayton Young Du	12,907,500
Total	246,621,000

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Part I of Schedule 2.02

Part II of Schedule 2.02

Part III of Schedule 2.02

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Annex B

PLAN OF MERGER

THIS PLAN OF MERGER is made on [date]

BETWEEN

(1)             Rim Peak Technology Limited, an exempted company incorporated under the laws of the Cayman Islands on June 7, 2022, with its registered office situated at the offices of Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands (“Merger Sub”); and

(2)             O2Micro International Limited, an ordinary resident company incorporated under the laws of the Cayman Islands on March 14, 1997, with its registered office at the offices of Maples Corporate Services Limited of PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the “Company” or the “Surviving Company” and together with Merger Sub, the “Constituent Companies”).

WHEREAS

(a)             Merger Sub and the Company have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an Agreement and Plan of Merger (the “Agreement”) dated as of September 30, 2022 by and between FNOF Precious Honour Limited, Merger Sub and the Company, a copy of which is attached as Appendix I to this Plan of Merger and under the provisions of Part XVI of the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”), pursuant to which Merger Sub will merge with and into the Company and cease to exist, and the Surviving Company will continue as the surviving company in the Merger.

(b)             This Plan of Merger is made in accordance with section 233 of the Companies Act.

(c)             Terms used in this Plan of Merger and not otherwise defined in this Plan of Merger shall have the meanings given to them in the Agreement.

WITNESSETH

CONSTITUENT COMPANIES

1.               The constituent companies (as defined in the Companies Act) to the Merger are Merger Sub and the Company.

NAME OF THE SURVIVING COMPANY

2.               The surviving company (as defined in the Companies Act) is the Surviving Company and its name shall be O2Micro International Limited

REGISTERED OFFICE

3.               The Surviving Company shall have its registered office at [•].

AUTHORIZED AND ISSUED SHARE CAPITAL

4.               Immediately prior to the Effective Time (as defined below) the authorized share capital of Merger Sub was US$[•] divided into [•] ordinary shares of US$[•] par value per share, of which [1] share has been issued.

B-1

5.               Immediately prior to the Effective Time, the authorized share capital of the Company is US$100,000 divided into (i) 4,750,000,000 Shares of US$0.00002 each and (ii) 250,000,000 Preference Shares with nominal or par value of US$0.00002 each, of which [1,669,036,600] Shares have been issued and fully paid.

6.               At the Effective Time, the authorized share capital of the Surviving Company shall be US$[•] divided into [•] ordinary shares of US$ [•] par value per share.

7.               At the Effective Time, and in accordance with the terms and conditions of the Agreement:

(a)             Each Share of par value US$0.00002 per share, of the Company issued and outstanding immediately prior to the Effective Time (other than the Share represented by ADSs, Excluded Shares and the Dissenting Shares) shall be cancelled and cease to exist in exchange for the right to receive the Per Share Merger Consideration, being US$0.1 per Share.

(b)             Each Share of par value US$0.00002 per share, of the Company issued and outstanding which is represented by an ADS (other than ADSs representing Excluded Shares) immediately prior to the Effective Time, shall be cancelled in exchange for the right to receive the Per ADS Merger Consideration, being US$5.0 per ADS.

(c)             Each of the Excluded Shares issued and outstanding immediately prior to the Effective Time, shall be cancelled and cease to exist without payment of any consideration or distribution therefor other than as set forth in the Support Agreement (as defined in the Agreement).

(d)             Each of the Dissenting Shares shall be cancelled and shall cease to exist in accordance with Section 2.03 of the Agreement and thereafter represent only the right to receive the applicable payments set forth in Section 2.03 of the Agreement.

(e)             Each ordinary share, par value US$[●] per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and non-assessable ordinary share, par value US$[●] per share, of the Surviving Company. Such ordinary shares shall constitute the only issued and outstanding share capital of the Surviving Company, which shall be reflected in the register of members of the Surviving Company.

8.               At the Effective Time, the rights and restrictions attaching to the ordinary shares of the Surviving Company are set out in the Amended and Restated Memorandum of Association and Articles of Association of the Surviving Company in the form attached as Appendix II to this Plan of Merger.

EFFECTIVE TIME

9.               The Merger shall take effect on [●] (the “Effective Time”).

PROPERTY

10.            At the Effective Time, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION

11.            The Memorandum of Association and Articles of Association of the Surviving Company shall be amended and restated in the form attached as Appendix II to this Plan of Merger at the Effective Time.

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DIRECTORS BENEFITS

12.            There are no amounts or benefits payable to the directors of the Constituent Companies on the Merger becoming effective.

DIRECTORS OF THE SURVIVING COMPANY

13.            The names and addresses of the directors of the Surviving Company are as follows:

NAME	ADDRESS
[●]	[●]

SECURED CREDITORS

14.            (a)        Merger Sub has no secured creditors and has not granted any other fixed or floating security interests as at the date of this Plan of Merger (except any security interest granted for the purpose of the Financing (as defined in the Agreement)). The Merger Sub has obtained the consent to the Merger of each holder of such security interests pursuant to section 233(8) of the Companies Act; and

(b)             The Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

RIGHT OF TERMINATION

15.            This Plan of Merger may be terminated or amended pursuant to the terms and conditions of the Agreement at any time prior to the Effective Time.

AMENDMENTS

16.            At any time prior to the Effective Time, this Plan of Merger may be amended by the board of directors of both the Surviving Company and Merger Sub in accordance with Section 235(1) of the Companies Act, including to effect any other changes to this Plan of Merger which the directors of both the Surviving Company and Merger Sub deem advisable, provided, that such changes do not materially adversely affect any rights of the shareholders of the Surviving Company or Merger Sub, as determined by the directors of both the Surviving Company and Merger Sub, respectively.

APPROVAL AND AUTHORIZATION

17.            This Plan of Merger has been approved by the board of directors of each of Merger Sub and the Company pursuant to section 233(3) of the Companies Act.

18.            This Plan of Merger has been authorized by the shareholders of each of Merger Sub and the Company pursuant to section 233(6) of the Companies Act.

COUNTERPARTS

19.            This Plan of Merger may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

GOVERNING LAW

20.            This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

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In witness whereof, the parties hereto have caused this Plan of Merger to be executed on the day and year first above written.

For and on behalf of Rim Peak Technology Limited:

[Name]
Director

For and on behalf of O2Micro International Limited:

[Name]
Director

APPENDIX I

(the Agreement)

APPENDIX II

(Amended and Restated Memorandum of Association and Articles of Association of the Surviving Company)

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Annex C

OPINION OF NEEDHAM & COMPANY, LLC

September 30, 2022

Special Committee of the Board of Directors of

O2 Micro International Limited (the “Special Committee”)

Grand Pavilion Commercial Centre, West Bay Road

P.O. Box 32331 Grand Cayman KY1-1209, Cayman Islands

Members of the Special Committee:

We understand that FNOF Precious Honour Limited (“Parent”), Rim Peak Technology Limited, a wholly-owned subsidiary of Parent (“Merger Sub”), and O2 Micro International Limited (the “Company”) propose to enter into an Agreement and Plan of Merger (the “Agreement”) whereby, upon the terms and subject to the conditions set forth in the Agreement, Merger Sub will merge with and into the Company and the Company will become a wholly-owned subsidiary of Parent (the “Merger”). The terms and conditions of the Merger will be set forth more fully in the Agreement.

Pursuant to the proposed Agreement, we understand that, at the Effective Time (as defined in the Agreement), each issued and outstanding ordinary share, par value US$0.00002 per share, of the Company (each, an “Ordinary Share”), other than the Excluded Shares and the Dissenting Shares (each as defined in the Agreement) and Ordinary Shares represented by ADSs, will be cancelled and cease to exist in exchange for the right to receive US$0.10 in cash without interest (the “Per Share Merger Consideration”) and each issued and outstanding American Depositary Share (each, an “ADS”), each representing 50 Ordinary Shares, other than ADSs representing the Excluded Shares, together with the Ordinary Shares represented by such ADS, will be cancelled and cease to exist in exchange for the right to receive US$5.00 in cash without interest (the “Per ADS Merger Consideration”).

You have asked us to advise you as to the fairness, from a financial point of view, to the holders of Ordinary Shares (other than holders of the Excluded Shares, the Dissenting Shares and Ordinary Shares represented by ADSs) of the Per Share Merger Consideration and to the holders of ADSs (other than ADSs representing the Excluded Shares) of the Per ADS Merger Consideration, in each case to be received by such holders pursuant to the Agreement.

For purposes of this opinion we have, among other things: (i) reviewed the execution version of the Agreement; (ii) reviewed certain publicly available information concerning the Company and certain other relevant financial and operating data of the Company furnished to us by the Company; (iii) reviewed the historical stock prices and trading volumes of the ADSs; (iv) held discussions with members of management of the Company concerning the current operations of and future business prospects for the Company; (v) reviewed certain financial forecasts with respect to the Company prepared by the management of the Company and held discussions with members of such management concerning those forecasts; (vi) reviewed certain research analyst projections with respect to the Company and held discussions with members of management of the Company concerning those projections; (vii) compared certain publicly available financial data of companies whose securities are traded in the public markets and that we deemed generally relevant to similar data for the Company; (viii) reviewed the financial terms of certain business combinations that we deemed generally relevant; and (ix) reviewed such other financial studies and analyses and considered such other matters as we have deemed appropriate.

In connection with our review and in arriving at our opinion, we have assumed and relied on the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us for purposes of this opinion and have neither attempted to verify independently nor assumed responsibility for verifying any of such information. We have assumed the accuracy of the representations and warranties contained in the Agreement and all agreements related thereto. In addition, we have assumed, with your consent, that the Merger will be consummated upon the terms and subject to the conditions set forth in the execution version of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or the contemplated benefits of the Merger. With respect to the financial forecasts for the Company provided to us by the management of the Company, we have assumed, with your consent and based upon discussions with such management and you, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management, at the time of preparation, of the future operating and financial performance of the Company. With respect to the research analyst projections for the Company, we have assumed, with your consent and based upon discussions with management of the Company, that such projections represent reasonable estimates of the future financial performance of the Company. We express no opinion with respect to any of such forecasts, estimates or projections or the assumptions on which they were based.

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We have not assumed any responsibility for or made or obtained any independent evaluation, appraisal or physical inspection of the assets or liabilities of the Company, Parent or any of their respective subsidiaries nor have we evaluated the solvency or fair value of the Company, Parent or any of their respective subsidiaries under any state or federal laws relating to bankruptcy, insolvency or similar matters. Further, our opinion is based on economic, monetary and market conditions as they exist and can be evaluated as of the date hereof and we assume no responsibility to update or revise our opinion based upon circumstances and events occurring after the date hereof. Our opinion as expressed herein is limited to the fairness, from a financial point of view, to the holders of Ordinary Shares (other than holders of the Excluded Shares, the Dissenting Shares and Ordinary Shares represented by ADSs) of the Per Share Merger Consideration and to the holders of ADSs (other than ADSs representing the Excluded Shares) of the Per ADS Merger Consideration, in each case to be received by such holders pursuant to the Agreement, and we express no opinion as to the fairness of the Merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company, or as to the Company’s underlying business decision to engage in the Merger or the relative merits of the Merger as compared to other business strategies that might be available to the Company. We express no opinion with respect to the amount or nature or any other aspect of any compensation paid or payable to or received or to be received by any officers, directors or employees of any party to the Merger, or any class of such persons, relative to the Per Share Merger Consideration or the Per ADS Merger Consideration to be received by the holders of Ordinary Shares and ADSs pursuant to the Agreement or with respect to the fairness of any such compensation. Our opinion does not constitute a recommendation to any shareholder of the Company (including any holder of ADSs) as to how such shareholder should vote or act on any matter relating to the Merger.

We have been engaged by the Special Committee as financial advisor and to render this opinion and will receive fees for our services, a portion of which is payable upon delivery of this opinion and the remainder of which is contingent on the consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of the rendering of this opinion and to reimburse us for certain of our out-of-pocket expenses. We have not in the past two years provided investment banking or financial advisory services to the Company unrelated to our current engagement with respect to the proposed Merger for which we have received or are entitled to receive compensation. We have not in the past two years provided investment banking or financial advisory services to the Parent, Merger Sub or other participants in the Merger who are affiliates of the Company for which we have received or are entitled to receive compensation. We may in the future provide investment banking and financial advisory services to the Company, Parent and their respective affiliates unrelated to the Merger, for which services we would expect to receive compensation. In the ordinary course of our business, we may actively trade the equity securities of the Company for our own account or for the accounts of customers or affiliates and, accordingly, may at any time hold a long or short position in such securities.

This letter and the opinion expressed herein are provided at the request and for the information of the Special Committee and may not be disclosed publicly, quoted or referred to, or used for any other purpose without our prior written consent, except that this letter may be disclosed in connection with any proxy statement or information statement used in connection with the Merger (which may be included as a part of a Schedule 13E-3 transaction statement to be filed by the Company with the U.S. Securities and Exchange Commission and/or disseminated to its security holders) provided that this letter is quoted in full in such proxy statement or information statement. This opinion has been approved by a fairness committee of Needham & Company, LLC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Per Share Merger Consideration to be received by the holders of Ordinary Shares (other than holders of the Excluded Shares, the Dissenting Shares and Ordinary Shares represented by ADSs) and the Per ADS Merger Consideration to be received by the holders of ADSs (other than ADSs representing the Excluded Shares), in each case pursuant to the Agreement, is fair, from a financial point of view, to such holders.

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Very truly yours,

/s/ Needham & Company, LLC

Needham & Company, LLC

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Annex D

Cayman Islands Companies Act (As Revised)—Section 238

Rights of dissenters

238. (1) A member of a constituent company incorporated under this Act shall be entitled to payment of the fair value of that person’s shares upon dissenting from a merger or consolidation.

(2) A member who desires to exercise that person’s entitlement under subsection (1) shall give to the constituent company, before the vote on the merger or consolidation, written objection to the action.

(3) An objection under subsection (2) shall include a statement that the member proposes to demand payment for that person’s shares if the merger or consolidation is authorised by the vote.

(4) Within twenty days immediately following the date on which the vote of members giving authorisation for the merger or consolidation is made, the constituent company shall give written notice of the authorisation to each member who made a written objection.

(5) A member who elects to dissent shall, within twenty days immediately following the date on which the notice referred to in subsection (4) is given, give to the constituent company a written notice of that person’s decision to dissent, stating —

(a) that person’s name and address;

(b) the number and classes of shares in respect of which that person dissents; and

(c) a demand for payment of the fair value of that person’s shares.

(6) A member who dissents shall do so in respect of all shares that that person holds in the constituent company.

(7) Upon the giving of a notice of dissent under subsection (5), the member to whom the notice relates shall cease to have any of the rights of a member except the right to be paid the fair value of that person’s shares and the rights referred to in subsections (12) and (16).

(8) Within seven days immediately following the date of the expiration of the period specified in subsection (5), or within seven days immediately following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company shall make a written offer to each dissenting member to purchase that person’s shares at a specified price that the company determines to be their fair value; and if, within thirty days immediately following the date on which the offer is made, the company making the offer and the dissenting member agree upon the price to be paid for that person’s shares, the company shall pay to the member the amount in money forthwith.

(9) If the company and a dissenting member fail, within the period specified in subsection (8), to agree on the price to be paid for the shares owned by the member, within twenty days immediately following the date on which the period expires —

(a) the company shall (and any dissenting member may) file a petition with the Court for a determination of the fair value of the shares of all dissenting members; and

(b) the petition by the company shall be accompanied by a verified list containing the names and addresses of all members who have filed a notice under subsection (5) and with whom agreements as to the fair value of their shares have not been reached by the company.

(10) A copy of any petition filed under subsection (9)(a) shall be served on the other party; and where a dissenting member has so filed, the company shall within ten days after such service file the verified list referred to in subsection (9)(b).

(11) At the hearing of a petition, the Court shall determine the fair value of the shares of such dissenting members as it finds are involved, together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value.

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(12) Any member whose name appears on the list filed by the company under subsection (9)(b) or (10) and who the Court finds are involved may participate fully in all proceedings until the determination of fair value is reached.

(13) The order of the Court resulting from proceeding on the petition shall be enforceable in such manner as other orders of the Court are enforced, whether the company is incorporated under the laws of the Islands or not.

(14) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances; and upon application of a member, the Court may order all or a portion of the expenses incurred by any member in connection with the proceeding, including reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares which are the subject of the proceeding.

(15) Shares acquired by the company pursuant to this section shall be cancelled and, if they are shares of a surviving company, they shall be available for re-issue.

(16) The enforcement by a member of that person’s entitlement under this section shall exclude the enforcement by the member of any right to which that person might otherwise be entitled by virtue of that person holding shares, except that this section shall not exclude the right of the member to institute proceedings to obtain relief on the ground that the merger or consolidation is void or unlawful.

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Annex E

DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON

1.	Directors and Executive Officers of the Company

The name, present principal employment and citizenship of each director and executive officer of the Company are set forth below.

Name	Present Principal Employment	Citizenship	Business Address
Shyun-Dii Sterling Du	Chief Executive Officer and Chairman of the Board of Directors	Taiwan	RmB, 2Fl, Zhangjian Mansion, No 289, Chun Xiao Rd, Pudong New Area, Shanghai Free Trade Zone, China 201203
Chuan-Chiung Perry Kuo	Chief Financial Officer, Joint Secretary and Director	Taiwan	3F., No. 1, Sec. 4, Nanjing E. Road, Songshan District, Taipei City, Taiwan 105
James Keim	Director and Head of Marketing and Sales	United States	Grand Pavilion Commercial Centre, West Bay Road, P.O. Box 32331 Grand Cayman KY1-1209, Cayman Islands
Michael Austin	Independent Director	United Kingdom	Grand Pavilion Commercial Centre, West Bay Road, P.O. Box 32331 Grand Cayman KY1-1209, Cayman Islands
Lawrence Lin	Independent Director	Taiwan	Grand Pavilion Commercial Centre, West Bay Road, P.O. Box 32331 Grand Cayman KY1-1209, Cayman Islands
Ji Liu	Independent Director	China	Grand Pavilion Commercial Centre, West Bay Road, P.O. Box 32331 Grand Cayman KY1-1209, Cayman Islands
Teik Seng Tan	Independent Director	Singapore	Grand Pavilion Commercial Centre, West Bay Road, P.O. Box 32331 Grand Cayman KY1-1209, Cayman Islands
Daniel Lenehan	Independent Director	United States	Grand Pavilion Commercial Centre, West Bay Road, P.O. Box 32331 Grand Cayman KY1-1209, Cayman Islands
Vijay Kumar	Independent Director	United States	Grand Pavilion Commercial Centre, West Bay Road, P.O. Box 32331 Grand Cayman KY1-1209, Cayman Islands

Shyun-Dii Sterling Du has served as our chief executive officer and chairman of our board of directors since March 1997 and as a Class I Director since June 2001. He also served as our chief financial officer from March 1997 to March 1999. From May 1995 to March 1997, Mr. Du was president and chief executive officer of O2Micro, Inc., our predecessor entity. From October 1993 to April 1995, Mr. Du was vice president of engineering at GreenLogic, Inc., a semiconductor design company, which he co-founded. Mr. Du received a B.S. in chemical engineering from National Taiwan University and an M.S. in electrical engineering from the University of California, Santa Barbara.

Chuan Chiung Perry Kuo has served as our general manager of Taiwan operations since January 1997, as chief financial officer and a director since March 1999, as secretary since October 1999 and as a Class I director since June 2001. From February 1992 to December 1996, he was executive vice president of Pac Net Group, a holding company with investments in chemicals, electronics and real estate. From July 1983 to February 1992, he held various positions at Formosan Rubber Group, a rubber manufacturer, including product design engineer, plant manager, research and development director, and vice president. Mr. Kuo received a B.S. in chemical engineering from National Taiwan University and an M.B.A. from the Rotterdam School of Management, Erasmus University in The Netherlands.

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James Keim has served as a director since March 1999 and as Head of Marketing and Sales since December 2001 and a Class II director since June 2001. He also served as our chief operating officer from June 1998 to June 2001. From March 1995 to June 1998, Mr. Keim was a principal in Global Marketing Associates, an international consulting firm. Prior to March 1995, he had been vice president of sales at Alliance Semiconductor Corporation, vice president of marketing at Performance Semiconductor Corporation and worldwide linear marketing manager at Fairchild Semiconductor Corporation. Mr. Keim received a B.S. in engineering from Iowa State University, an M.S. in electrical engineering and an M.B.A. from the University of Illinois.

Michael Austin has served as a director since October 1997 and as a Class III director since June 2001. He currently serves as chairman of the nominating committee and member of the compensation committee. Mr. Austin is a resident of the Cayman Islands and is a Chartered Accountant. He was admitted as a Fellow of The Institute of Chartered Accountants in England and Wales in 1974. He is an Associate Member of The Chartered Institute of Taxation, a Member of the Society of Trust and Estate Practitioners, a Member of the Cayman Islands Society of Professional Accountants, a Member of the Cayman Islands Institute of Directors, and a Notary Public of the Cayman Islands. Mr. Austin served as the managing partner of the Cayman Islands office of KPMG Peat Marwick, an international accounting firm, for 23 years. Since retiring in July of 1992, Mr. Austin has been a consultant and currently serves as non-executive director on several company boards, including those of a number of mutual funds, hedge funds, structured investment vehicles, trust and insurance companies. Mr. Austin served as a director of the Cayman Islands Monetary Authority from January 1997 and was appointed Chairman of the Monetary Authority in January 2003, a position he held until his retirement on July 31, 2004. He has also served on a variety of other government committees and government related boards, and is currently Chairman of the Auditors Oversight Authority, a Cayman Islands Statutory Board. In 1990 Mr. Austin was awarded an M.B.E. by Her Majesty the Queen in recognition of services to the public and business community.

Lawrence Lin has served as a Class II Director, member of the audit committee and chairman of the compensation committee since June 2003. He is a Certified Public Accountant in Taiwan. Since 1990, Mr. Lin has been a partner of UHY L&C Company, Certified Public Accountants, which is an independent member firm of Urbach Hacker Young International. Mr. Lin was a director of Urbach Hacker Young International from October 1994 to October 1998. Prior to UHY L&C Company, he was a partner at T N Soong & Co. Mr. Lin serves as a board director of Yageo Corporation, which is a Taiwan listed public company. He graduated from Taipei Vocational Commercial School in 1969.

Ji Liu has served as a Class II Director since June 2007. Mr. Liu has been an Honorary President of the China Europe International Business School since 2005. He has been the Chairman of China Europe International Business School Education Development Foundation since 2005. From 1999 to 2004, Mr. Liu was Executive President and President of the China Europe International Business School. From 1993 to 1999, Mr. Liu was a Research Fellow, Member of the Academic Board, Graduate Supervisor and Deputy Chairman of the Chinese Academy of Social Sciences. He received a B.S. in power mechanical engineering from Tsinghua University in China.

Teik Seng Tan has served as a Class I Director and a member of audit committee since June 2008. Mr. Tan has served as Chairman of the audit committee since 2010. Mr. Tan was previously employed by AMD Singapore Pte Ltd. from 1984 to 2007 where he held various positions, the last position being Senior Executive Managing Director. He is currently the Managing Director of Teleios SC Pte Ltd. Mr. Tan was a lead board member of Aztech Group Ltd from 2015 to 2019, a member of the Advisory Council of the School of Engineering at Temasek Polytechnic from 2007 to 2019 and a Board member of The Helping Hand, a Halfway house for people with substance abuse from 2015 to 2019. Mr. Tan received a B.E. in Electrical Engineering and a M.Sc. in Industrial Engineering from the National University of Singapore. He is also a Fellow of the Singapore Human Resource Institute.

Daniel Lenehan has served as a Class III Director and a member of the audit committee since June of 2016. Mr. Lenehan brings to O2Micro’s Board of Directors more than thirty years of experience in semiconductor product development, technical marketing, foundry management and engineering experience at a wide variety of technology companies in various Director and VP level positions. Mr. Lenehan was one of the key contributors to Intel's expansion of the notebook market by assuming a number of Director roles including leadership positions in the areas of systems development, industry initiatives, mobile architecture, chipset design and R&D labs. As VP of Engineering at Xilinx Corp, Mr. Lenehan led the Spartan Field Programmable Gate Array development team responsible for architecture, design, layout, product and test engineering across North America, Ireland, and Asia. Mr. Lenehan has a BSEE from the New Jersey Institute of Technology.

Vijay Kumar has served as a Class III Director and a member of the nominating committee since December 2016. Mr. Kumar is currently the Nemirovsky Family Dean of Penn Engineering and been a faculty member at the University of Pennsylvania since 1987. Mr. Kumar has held many administrative positions in the School of Engineering and Applied Science, including director of the GRASP Laboratory, chair of Mechanical Engineering and Applied Mechanics, and the position of the Deputy Dean. Mr. Kumar is a fellow of ASME and IEEE and a member of the National Academy of Engineering and Mr. Kumar has also served as the assistant director of robotics and cyber physical systems at the White House Office of Science and Technology Policy. Mr. Kumar received his Bachelor of Technology degree from the Indian Institute of Technology, Kanpur and his Ph.D. from Ohio State University in 1987.

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2.	Directors and Executive Officers of Parent

The following table sets forth information regarding the directors of Parent as of the date of this proxy statement. As of the date of this proxy statement, Parent does not have any executive officers.

Name	Business Address	Present Principal Employment	Material Occupations for Past Five Years	Citizenship
Cheng Liu	Suite 3720, Jardine House, 1 Connaught Place, Central, Hong Kong	Managing Partner of Forebright Capital Management Limited (“FCML”)*	Has been in the current position for the past five years	Hong Kong SAR
Kun Wan Ip	Suite 3720, Jardine House, 1 Connaught Place, Central, Hong Kong	Managing Partner of FCML	Has been in the current position for the past five years	Australia

* FCML is a company incorporated under the laws of Hong Kong. Its business address is Suite 3720, Jardine House, 1 Connaught Place, Central, Hong Kong. The principal business of FCML is providing asset management and investment advisory services.

3.	Directors and Executive Officers of Merger Sub

The following table sets forth information regarding the directors of Merger Sub as of the date of this proxy statement. As of the date of this proxy statement, Merger Sub does not have any executive officers.

Name	Business Address	Present Principal Employment	Material Occupations for Past Five Years	Citizenship
Cheng Liu	Suite 3720, Jardine House, 1 Connaught Place, Central, Hong Kong	Managing Partner of FCML	Has been in the current position for the past five years	Hong Kong SAR
Kun Wan Ip	Suite 3720, Jardine House, 1 Connaught Place, Central, Hong Kong	Managing Partner of FCML	Has been in the current position for the past five years	Australia

4.	Directors and Executive Officers of Holdco

The following table sets forth information regarding the directors of Holdco as of the date of this proxy statement. As of the date of this proxy statement, Holdco does not have any executive officers.

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Name	Business Address	Present Principal Employment	Material Occupations for Past Five Years	Citizenship
Cheng Liu	Suite 3720, Jardine House, 1 Connaught Place, Central, Hong Kong	Managing Partner of FCML	Has been in the current position for the past five years	Hong Kong SAR
Kun Wan Ip	Suite 3720, Jardine House, 1 Connaught Place, Central, Hong Kong	Managing Partner of FCML	Has been in the current position for the past five years	Australia

5.	Directors and Executive Officers of Sponsor

The following table sets forth information regarding the directors of Sponsor as of the date of this proxy statement. As of the date of this proxy statement, Sponsor does not have any executive officers.

Name	Business Address	Present Principal Employment	Material Occupations for Past Five Years	Citizenship
Cheng Liu	Suite 3720, Jardine House, 1 Connaught Place, Central, Hong Kong	Managing Partner of FCML	Has been in the current position for the past five years	Hong Kong SAR
Kun Wan Ip	Suite 3720, Jardine House, 1 Connaught Place, Central, Hong Kong	Managing Partner of FCML	Has been in the current position for the past five years	Australia

6.	Directors and Executive Officers of Forebright Fund

The general partner of the Forebright Fund is FNOF GP. As of the date of this proxy statement, the Forebright Fund does not have any director or executive officer.

7.	Directors and Executive Officers of FNOF GP

The following table sets forth information regarding the directors of FNOF GP as of the date of this proxy statement. As of the date of this proxy statement, FNOF GP does not have any executive officers.

Name	Business Address	Present Principal Employment	Material Occupations for Past Five Years	Citizenship
Chee Kean Yeo	31 Island Gardens Walk Singapore 578754	Managing Director of Forebright Capital Asia Pte. Ltd.*	Director of Aggregate Capital Management	Singapore
Pearse James Griffith	53 Market Street, Gardenia Court, Camana Bay, P.O. Box 242 Grand Cayman, KY1-1104 Cayman Islands	Employee of HF Fund Services Limited*	Has been in the current position for the past five years	Ireland
Kun Wan Ip	Suite 3720, Jardine House, 1 Connaught Place, Central, Hong Kong	Managing Partner of FCML	Has been in the current position for the past five years	Australia

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*        HF Fund Services Limited is a Cayman Islands-based company licensed in the Cayman Islands to provide independent directors to alternative investment funds and investment management companies, with its business address at 45 Market Street, Gardenia Court, Camana Bay, P.O. Box 242 Grand Cayman, KY1-1104 Cayman Islands.

Forebright Capital Asia Pte. Ltd. is a company incorporated under the laws of Singapore to provide management consultancy services, with its business address at 138 Cecil Street, #13-02, Cecil Court, Singapore, 069538.

8.	Directors and Executive Officers of Forebright Global

The following table sets forth information regarding the directors of Forebright Global as of the date of this proxy statement. As of the date of this proxy statement, Forebright Global does not have any executive officers.

Name	Business Address	Present Principal Employment	Material Occupations for Past Five Years	Citizenship
Cheng Liu	Suite 3720, Jardine House, 1 Connaught Place, Central, Hong Kong	Managing Partner of FCML	Has been in the current position for the past five years	Hong Kong SAR
Kun Wan Ip	Suite 3720, Jardine House, 1 Connaught Place, Central, Hong Kong	Managing Partner of FCML	Has been in the current position for the past five years	Australia

9.	Directors and Executive Officers of Take Success

The following table sets forth information regarding the director of Take Success as of the date of this proxy statement. As of the date of this proxy statement, Take Success does not have any executive officers.

Name	Business Address	Present Principal Employment	Material Occupations for Past Five Years	Citizenship
Cheng Liu	Suite 3720, Jardine House, 1 Connaught Place, Central, Hong Kong	Managing Partner of FCML	Has been in the current position for the past five years	Hong Kong SAR

10.	Directors and Executive Officers of Greenfiled

The following table sets forth information regarding the director of Greenfiled as of the date of this proxy statement. As of the date of this proxy statement, Greenfiled does not have any executive officers.

Name	Business Address	Present Principal Employment	Material Occupations for Past Five Years	Citizenship
Kun Wan Ip	Suite 3720, Jardine House, 1 Connaught Place, Central, Hong Kong	Managing Partner of FCML	Has been in the current position for the past five years	Australia

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Annex F

FORM OF PROXY CARD

O2Micro International Limited
Grand Pavilion Commercial Centre, West Bay Road

P.O. Box 32331 Grand Cayman KY1-1209, Cayman Islands
(NASDAQ: OIIM)

FORM OF PROXY FOR USE AT THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD AT  ON .

I/WeNote 1 ___________________________________________of _______________________________________________ being the registered holder(s) of ordinary shares, par value US$0.00002 eachNote 2 in the capital of O2Micro International Limited. (the “Company”) HEREBY APPOINT(S) THE CHAIRMAN OF THE MEETING orNote 3 ________________________________of_____________________________________or failing him/ her______________________________________of___________________________________to act as my/our proxy to attend, act and vote on my/our behalf at the extraordinary general meeting of the Company to be held at on ____________ at _____ a.m. (Cayman Islands time) and at any adjournment thereof, as the case may be, for the purpose of considering and, if thought fit, passing the following resolutions set out in the notice of extraordinary general meeting of the shareholders.

Please indicate with a “√” in the spaces provided how you wish your votes to be cast on a poll. If you wish to vote for the below resolutions, check the appropriate boxes marked “For”. If you wish to vote against the below resolutions, check the appropriate boxes marked “Against”. Should this form be returned duly signed but without a specific direction, the proxy will vote or abstain at his or her discretion.

Resolutions	For	Against	Abstain

Proposal No. 1.

IT IS RESOLVED, as a Special Resolution, THAT:

the Agreement and Plan of Merger, dated as of September 30, 2022 (the “Merger Agreement”), among the Company, FNOF Precious Honour Limited, a company incorporated under the laws of British Virgin Islands (“Parent”), and Rim Peak Technology Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving company and becoming a wholly owned subsidiary of Parent (such Merger Agreement being in the form attached as Annex A to the proxy statement accompanying this notice of extraordinary general meeting and which will be produced and made available for inspection at the extraordinary general meeting), the plan of merger required to be registered with the Registrar of Companies of the Cayman Islands in connection with the Merger (the “Plan of Merger”) (such Plan of Merger being substantially in the form attached as Annex B to the proxy statement accompanying this notice of extraordinary general meeting and which will be produced and made available for inspection at the extraordinary general meeting), and the consummation of the transactions contemplated by the Merger Agreement and the Plan of Merger (collectively, the “Transactions”) including (i) the Merger and (ii) the amendment and restatement of the existing memorandum and articles of association of the Company by their deletion in their entirety and the substitution in their place of the new memorandum and articles of association at the effective time of the Merger (the “Effective Time”), in the form attached as Appendix II to the Plan of Merger (the “Adoption of Amended M&A”), be approved and authorized by the Company.

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Proposal No. 2.

IT IS RESOLVED, as a Special Resolution, THAT:

each member of a special committee of the Board, composed solely of independent and disinterested directors of the Company (the “Special Committee”) be authorized to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger and the Adoption of Amended M&A.

Proposal No. 3.

IT IS RESOLVED, as an Ordinary Resolution, THAT:

the extraordinary general meeting be adjourned in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting.

Dated __________________ Signature(s) Note 4____________________________

Note 1	Full name(s) and address(es) to be inserted in BLOCK CAPITALS. In the case of joint holders of a share, any one of such persons may vote at the extraordinary general meeting, either personally or by proxy, in respect of such share as if he or she was solely entitled thereto, but if more than one such joint holders is present at the extraordinary general meeting, personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.
Note 2	Please insert the number of share registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
Note 3	If any proxy other than the Chairman is preferred, strike out THE CHAIRMAN OF THE MEETING and insert the name and address of the proxy desired in the space provided. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON WHO SIGNS IT. The proxy need not be a member of the Company but must attend the extraordinary general meeting in person to represent you.
Note 4	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer, attorney or other person duly authorized to sign the same.

To be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a certified copy thereof, must be deposited at the Company’s offices at __________________ no later than __________________ a.m. Cayman Islands time. Completion and delivery of this form will not preclude you from attending and voting at the extraordinary general meeting in person if you so wish, but the authority of your proxy will become invalid forthwith.

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